Form 20-F
period 2001-12-31
COPAMEX SA DE CV/
filed 2002-06-28
CIK 1144163

As filed with the Securities and Exchange Commission on June 28, 2002

--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------

                                    FORM 20-F
                     Annual Report Pursuant to Section 13 or
                  15(d) of the Securities Exchange Act of 1934
                   For the Fiscal Year Ended December 31, 2001

                        Commission File Number 333-07238

                            ------------------------

                              COPAMEX, S.A. de C.V.
             (Exact name of Registrant as specified in its charter)

                                  COPAMEX, INC.
                 (Translation of Registrant's name into English)
                            The United Mexican States
                 (Jurisdiction of incorporation or organization)
                              Montes Apalaches 101
                             Residencial San Agustin
                       San Pedro Garza Garcia, Nuevo Leon
                                  66260 Mexico
                    (Address of principal executive offices)

         Securities registered or to be registered pursuant to Section 12(b) of the Act:
                                      None

         Securities registered or to be registered pursuant to Section 12(g) of the Act:
                                      None

         Securities for which there is a reporting obligation pursuant to
Section 15(d) of the Act:
                     11.375% Series B Senior Notes due 2004

Indicate the number of outstanding shares of each of the Issuer's classes of capital or common stock as of the close of the period covered by the annual report:

             Series A Shares, par value Ps.100 per share             6,000
             Series B Shares, par value Ps.100 per share           385,248
             Series C Shares, par value Ps.100 per share           133,152
             Series D Shares, par value Ps.100 per share           625,341
             Series E Shares, par value Ps.100 per share        19,322,610
             Series F Shares, par value Ps.100 per share         7,981,590
             Series G Shares, par value Ps.100 per share            65,520

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                   Yes  X    No
                                       ---      ---

Indicate by check mark which financial statement item the registrant has elected to follow.

                               Item 17    Item 18  X
                                       ---        ---

--------------------------------------------------------------------------------

                                TABLE OF CONTENTS


PRESENTATION OF FINANCIAL AND OTHER INFORMATION................................i

FORWARD-LOOKING STATEMENTS.....................................................i

MARKET DATA...................................................................ii

ENFORCEABILITY OF CIVIL LIABILITIES...........................................ii

PART I.........................................................................1

ITEM 3.  KEY INFORMATION.......................................................1

ITEM 4.  INFORMATION ON THE COMPANY...........................................12

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS.........................29

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES...........................43

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS....................47

ITEM 8.  FINANCIAL INFORMATION................................................49

ITEM 9.  THE OFFER AND THE LISTING............................................49

ITEM 10. ADDITIONAL INFORMATION...............................................49

ITEM 11. QUANTITAVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK..............59

PART II.......................................................................60

ITEM 13. DEFAULTS, DIVIDEND ARREAGES AND DELINQUENCIES........................60

ITEM 14  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND THE USE
         OF PROCEEDS..........................................................61

PART III......................................................................61

ITEM 18. FINANCIAL STATEMENTS.................................................62

ITEM 19. EXHIBITS.............................................................63

                 PRESENTATION OF FINANCIAL AND OTHER INFORMATION

         In this annual report, references to "US$," "dollars," "Dollars" or "U.S. Dollars," are to United States dollars, references to "Ps," "pesos" or "Pesos" are to Mexican pesos.

         Our financial statements have been prepared in accordance with Mexican generally accepted accounting principles, referred to as Mexican GAAP. Mexican GAAP differs in significant respects from United States generally accepted accounting principles, referred to as U.S. GAAP. U.S. dollar amounts included in our financial statements were converted from pesos to dollars using the exchange rate reported by Banco de Mexico at December 31, 2001, which was Ps.9.1695 per U.S. dollar, except where otherwise indicated. You should not construe such conversions as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated, or at all. See Note 17 to the audited consolidated financial statements and See "Item 5: Operating and Financial Review and Prospects--Reconciliation to U.S. GAAP" for a discussion of certain differences between U.S. GAAP and Mexican GAAP.

         Pursuant to Mexican GAAP, our financial statements have been prepared in accordance with Bulletins B-10 and B-12 of the Mexican Institute of Public Accountants, which provides for the recognition of certain effects of inflation. Bulletin B-10 requires us to restate the value of inventories to their replacement cost, without exceeding their net realizable value, and to restate the value of fixed assets using the National Consumer Price Index, or Indice Nacional de Precios al Consumidor, also referred to as the NCPI. Bulletin B-12 requires the Company to provide a comparison of balance sheet items in constant pesos as of December 31 of the last year in which audited financial statements are available in the "Statement of Changes in Financial Position."

         Bulletin B-10 also requires us to restate non-monetary liabilities and the components of shareholders' equity using the NCPI and to record gains or losses in purchasing power from holding monetary liabilities or assets. In addition, Bulletin B-10 requires restatement of all financial statements to constant pesos as of the date of the most recent balance sheet presented. Accordingly, all data in the financial statements and in the summary and selected financial data set forth herein have been restated in constant pesos as of December 31, 2001. The effect of these inflation accounting principles has not been reversed in the reconciliation of Copamex's net income and stockholders' equity to U.S. GAAP.

         Beginning fiscal year 2000, we were required to comply with Bulletin D-4, which regulates the accounting treatment of income taxes, asset taxes and employees' profit sharing, and modifies the rules for determining deferred income taxes. These accounting rules require that deferred income taxes be determined with respect to all temporary differences between the book value and the taxable value of the assets and liabilities included in the balance sheet. Such determination must be made by applying the income tax rate in effect on the date of the financial statements. Until December 31, 1999, deferred income taxes were determined only with respect to temporary differences in book and taxable values that were deemed to be non-recurring and whose reversion could be foreseen in a specific period of time. Beginning fiscal year 2000, the cumulative effect of adopting the new accounting rules was reflected in a new stockholder's equity account. Bulletin D-4 does not require the restatement of financial statements for any fiscal year prior to its implementation.


                                   -----------


                           FORWARD-LOOKING STATEMENTS

         Certain of the matters discussed in this annual report or in the information incorporated by reference herein may constitute forward-looking statements. Certain of these forward-looking statements can be identified by the use of forward-looking terminology such as "believes," "expects," "may," "will," "should," "seeks," "approximately," "intends," "plans," "estimates," or "anticipates" or the negative thereof or other comparable terminology, or by discussions of strategy, plans or intentions. Statements contained in this annual report which are not historical facts are forward-looking statements. Without limiting the generality of the preceding statement, all statements in this annual report concerning or relating to estimated and projected earnings, margins, costs, expenditures, cash flows, growth rates and financial results are forward-looking statements. In addition, we, through our senior management, from time to time make forward-looking public statements concerning our expected future operations and performance and other developments. Such forward-looking statements are necessarily estimates reflecting our best judgment based upon current information and involve a number of risks and uncertainties. There can be no assurance that other factors will not affect the accuracy of these forward-looking statements or that our actual results will not differ materially from the results anticipated in such forward-looking statements. While it is impossible to identify all such factors, factors which could cause actual results to differ materially from those estimated by us include, but are not limited to, those factors or conditions described under "Item 3: Key Information--Risk Factors."

         Accordingly, we caution you not to place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates; we undertake no obligation to publicity update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                                   -----------


                                   MARKET DATA

         The Mexican government does not publish definitive data regarding the pulp and paper industry on a regular basis. Accordingly, information contained in this annual report regarding national production, imports, exports, apparent demand, market share and market position has been computed by us and is based on our estimates which are derived from statistics accumulated by us and our analysis of certain data obtained from the Camara Nacional de las Industrias de la Celulosa y del Papel (the "Mexican National Chamber of the Pulp and Paper Industries"), A.C. Nielsen, the Instituto Nacional de Estadistica, Geografia e Informatica ("INEGI") (the National Institute of Statistics, Geography and Information Systems) and the Secretaria de Hacienda y Credito Publico (the "Ministry of Finance and Public Credit") and certain assumptions made by us. In particular, market share information regarding away-from-home products and cut-size paper is derived from our internal sources and certain assumptions made by us based on our knowledge of the market and experience in the Mexican paper industry.

         The information contained in this annual report regarding market share and market position of consumer products is presented for the twelve month period ended December 31, 2001, unless otherwise indicated. This market share and market position information is derived from the most recent data available to us from the third parties mentioned above and our internal sources. Because this information is derived from different sources and relates to different market sectors, the data available to us pertains to different time periods, ranging from two to twelve months.

         Although we believe that the data taken from third parties and used in this annual report is reliable, we have not independently verified such data and take no responsibility for the accuracy of such data. Similarly, while we believe our internal research and estimates to be reliable, they have not been verified by any independent source and we cannot assure you as to their accuracy.

                       ENFORCEABILITY OF CIVIL LIABILITIES

         We are a corporation (sociedad anonima de capital variable) incorporated under the laws of Mexico and substantially all of our assets are located in Mexico. In addition, all of our directors and officers reside outside the United States (principally in Mexico) and all or a significant portion of our assets and the assets of those persons are located outside the United States (principally in Mexico). As a result, it may not be possible for investors to effect service of process upon such persons within the United States or to enforce against such persons or us judgments obtained in the courts of the United States, including without limitation, judgments predicated upon the civil liability provisions of the federal securities laws of the United States.

         We have been advised by Carlos Luis Diaz Saenz, our General Counsel, that there is doubt as to the enforceability in original actions in Mexican courts of liabilities predicated solely upon U.S. federal securities laws and as to the enforceability in Mexican courts of judgments of U.S. courts obtained in actions predicated upon the civil liability provisions of the U.S. federal securities laws. Because substantially all of our assets are located in Mexico, holders of our securities may effectively be required to pursue in Mexico, under Mexican law, any claims they may have against us without the benefit of the U.S. federal securities laws.

                                     PART I


ITEM 3. KEY INFORMATION


            SELECTED CONSOLIDATED FINANCIAL AND OPERATING INFORMATION

         The following tables present our selected consolidated financial information and our consolidated subsidiaries. This information (other than the production data) has been derived from and should be read in conjunction with our audited consolidated financial statements as of December 31, 2001, 2000 and 1999 and for the years ended December 31, 2001, 2000 and 1999 as well as the information under "Item 5: Operating and Financial Review and Prospects." Our audited consolidated financial statements which appear at the back of this annual report have been audited by Mancera, S.C., a member practice of Ernst & Young Global, independent public accountants.

         Our financial statements have been prepared in accordance with Mexican GAAP. Mexican GAAP differs in significant respects from U.S. GAAP. See Note 17 to our audited consolidated financial statements and "Item 5: Operating and Financial Review and Prospects--Reconciliation to U.S. GAAP" for a discussion of certain differences between U.S. GAAP and Mexican GAAP.

         Peso amounts included in the tables below were converted to U.S. dollars at the exchange rate of Ps.9.156 per US$1.00, which was the noon buying rate at December 31, 2001 as published by the Federal Reserve Bank of New York. Such conversions should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated, or at all.

         Prior to December 2, 1997, we were a holding company whose assets included, among other things, a 72% ownership interest in Copamex Industrias, S.A. de C.V., also known as COINSA, a Mexican company engaged in the production and sale of paper products. Our assets also consisted of assets not related to the paper business. On December 2, 1997, we spun off our assets that were not related to the paper business. On February 28, 1998, COINSA was merged into us.

         As used in this annual report EBITDA is operating income (loss) before interest expense, depreciation and amortization. Amortization is not deducted from operating income, but instead is recorded in other income (loss). EBITDA is presented because we believe that EBITDA provides useful information regarding our debt service ability. EBITDA should not be considered in isolation or as a substitute for the consolidated income statements or the consolidated statements of changes in financial position prepared in accordance with Mexican GAAP or as a measure of profitability or liquidity. EBITDA is not (a) a measure determined under U.S. GAAP, (b) an alternative to U.S. GAAP operating income (loss) or net income (loss) or (c) a measure of liquidity or cash flows as determined under U.S. GAAP. EBITDA does not represent discretionary funds. EBITDA, as calculated by us, may not be comparable to similarly titled measures reported by other companies.


                                                              As of and for the Year Ended December 31,
                                             --------------------------------------------------------------------------
                                               1997         1998         1999         2000          2001         2001
                                             --------     --------     --------     --------     --------      --------
                                                               Millions of constant December 31, 2001
                                                      Pesos and U.S. dollars except ratios and production data
Income Statement Data
Mexican GAAP:
Net sales.................................   Ps.6,244     Ps.6,837     Ps.7,068     Ps.7,867     Ps.7,618      US$  832
Cost of sales.............................     (4,209)      (4,587)      (4,672)      (5,359)      (4,897)         (535)
                                             --------     --------     --------     --------     --------      --------
Gross profit..............................      2,035        2,250        2,396        2,508        2,721           297
Selling and administrative expenses.......     (1,107)      (1,321)      (1,462)      (1,722)      (1,800)         (197)
                                             --------     --------     --------     --------     --------      --------
Operating income..........................        927          929          934          786          921           101
Comprehensive cost of financing:
Interest income...........................         40           51           21           27           39             4
Interest expense..........................       (745)        (658)        (607)        (637)        (582)          (63)
Exchange gain (loss)......................       (163)      (1,287)         241          (93)         261            29
Result from monetary position(1)..........        631         (901)         581          380          180            20
                                             --------     ---------    --------     --------     --------      --------
Total comprehensive income (cost) of
  financing...............................       (237)        (992)         236         (323)        (102)          (11)
Other income (loss).......................        (64)         (18)         (23)         (70)        (104)          (11)
                                             --------     --------     --------     --------     --------      --------
Equity in income of associated companies..                                                            (26)           (3)
Asset write down..........................                                                           (601)          (66)
  Income (loss) before income and asset
    taxes and employee profit sharing.....        755          (45)       1,148          393           88            10
  Income and asset taxes and profit
    sharing(2)............................        (39)         (35)        (107)        (238)         (93)          (10)
                                             --------     --------     --------     --------     --------      --------
  Income (loss) before minority interest..        716          (80)       1,040          155           (5)           (1)
  Minority interest.......................       (194)         (32)         (56)         (38)         (52)           (6)
                                             --------     --------     --------     --------     --------      --------
  Net income (loss).......................   Ps.  522     Ps. (112)    Ps.  984     Ps.  118     Ps.  (57)     US$   (6)
                                             ========     ========     ========     ========     ========      ========
U.S. GAAP:
  Operating Income........................   Ps.  835     Ps.  852     Ps.  949     Ps.  764     Ps.  193      US$   21
  Interest expense, net(3)................       (699)        (588)        (553)        (610)        (543)          (59)
  Net income (loss)                               217          259          564          273          (55)           (6)
Balance Sheet Data
Mexican GAAP:
  Property, plant and equipment, net......   Ps.9,498     Ps.9,526     Ps.9,394     Ps.9,106     Ps.8,526      US$  931
  Total assets............................     13,279       13,076       12,996       13,259       12,506         1,366
  Short term debt, including the current
    portion of long term debt.............        912        1,475        2,626        2,157        2,093           229
  Long term debt..........................      4,959        4,898        2,811        3,256        2,706           296
  Total debt..............................      5,871        6,373        5,437        5,413        4,799           524
  Stockholders' equity....................   Ps.6,157     Ps.5,622     Ps.6,290     Ps.4,270     Ps.4,058      US$  443
U.S. GAAP:
  Stockholders' equity....................   Ps.2,351     Ps.3,654     Ps.3,869     Ps.3,916     Ps.3,653      US$  398
Other Data
Mexican GAAP:
  EBITDA..................................   Ps.1,296     Ps.1,326     Ps.1,354     Ps.1,215     Ps.1,284      US$  140
  Depreciation............................        368          397          420          429          363            40
  Amortization............................         27           47           46           46           45             5
  Capital expenditures....................  Ps.(1,329)    Ps. (409)    Ps. (359)    Ps. (301)(4) Ps. (294)(5)  US$  (32)
  EBITDA to interest expense, net(3)......        1.8x         2.2x         2.3x         2.0x         2.4x          2.4x
  Total debt to EBITDA....................        4.5          4.8          4.0          4.5          3.7           3.7
  Net cash provided by operating
    activities(6).........................   Ps.  482     Ps.  193     Ps.1,376     Ps.  625     Ps.1,200      US$  131
U.S. GAAP:
  EBITDA..................................   Ps.1,236     Ps.1,290     Ps.1,408     Ps.1,264     Ps.1,207      US$  132
  EBITDA to interest expense, net(3)......        1.7x         2.2x         2.5x         2.1x         2.2x          2.2x
  Total debt to EBITDA....................        4.7          4.9          3.9          4.3          4.0           4.0
  Net cash provided (used) by operating
    activities(6).........................   Ps. (163)    Ps.  496     Ps.  516     Ps.  293     Ps.  513      US$   56
  Ratio of earnings to fixed charges(7)...        2.0x         0.9x         3.1x         1.7x         1.1x          1.1x


                                                                     As of and for the Year Ended December 31,
                                                           -------------------------------------------------------------
                                                             1997         1998         1999          2000         2001
                                                           --------     --------     --------      --------     --------
Production Data (unaudited)
Consumer Products:
  Tissue products (in thousands of tons)(8)............        93.1        123.9        131.7        134.7         133.0
  Feminine-care products (in millions of units)........       524.0        746.0        934.3      1,130.4       1,219.9
  Away-from-home products (in thousands of tons)(9)....         --           --           3.7          6.4           5.3
  Notebooks (in thousands of tons).....................         1.5          5.5          7.5          4.2           3.4
  Adult Incontinence Products (in thousands of
    units)(10).........................................         --           --           --           --          700.0
  Baby Diapers (in millions of units)(11)..............         --           --           --          47.4         201.7

Packaging Products:
  Multi-wall paper bags (in millions of units).........       437.3        437.5        453.3        484.2         477.1
  Packaging paper (in thousands of tons)(12)...........       227.9        224.6        222.5        226.0         220.8
  Corrugated boxes (in thousands of tons)..............         --           --           --           4.9          55.4

Printing and Writing Products:
  Printing and writing paper (in thousands of tons)....       204.0        203.5        198.5        197.5         188.7
  Specialty paper (in thousands of tons)...............        18.1         19.0         22.3         21.3          24.2

-----------------------
       Notes to Selected Consolidated Financial and Operating Information

(1) Result from monetary position reflects the impact of inflation on our net monetary assets (which includes cash, cash equivalents and accounts receivable) and liabilities (which includes all debt, accounts payable and deferred taxes). For example, a gain on monetary position results from holding net monetary liabilities in pesos during periods of inflation due to the decline in the purchasing power of the peso over time.
(2) Under Mexican law, if the income tax payable in a fiscal year amounts to less than 1.8% of the average value of most of a company's assets, net of certain liabilities, then the company pays a minimum alternate asset tax in an amount equal to such percentage of those net assets. Mexican companies are also required by law to provide their workers with 10% of their taxable profit, calculated before adjustments for inflation or amortization of tax losses of previous years.
(3)  Interest expense, net of interest income.
(4)  Net of fixed asset sales in the amount of Ps.71 million.
(5) Includes fixed assets acquired with the operations of Corrugado y Fibra, S.A. de C.V. in the amount of Ps.86 million.
(6) Under Mexican GAAP, the cash flow data has been adjusted for inflation and includes certain non-cash items, such as monetary gains and losses and foreign exchange gains and losses and, as a result, are not comparable with the respective U.S. GAAP cash flow data.
(7) Ratio of earnings to fixed charges is calculated as earnings from continuing operations before income taxes and fixed charges divided by fixed charges. Fixed charges consist of interest expense and amortization of deferred costs related to the issuance of bonds during the period and does not include gain or loss from monetary position or exchange gain or loss attributable to our indebtedness.
(8) Includes bathroom and facial tissue, paper napkins and paper towels. See "Item 4: Information on the Company--Our Products--Consumer Products--Tissue Products."
(9)  We began producing away-from-home products in 1999.
(10) We began producing adult incontinence products in November 2001.
(11) Manufactured by Copamex Higiene Infatil, S.A. de C.V., an affiliated company. All production of baby diapers is sold and distributed by us. This company began producing baby diapers in September 2000, but we began distributing baby diapers manufactured by other producers in July 2000.
(12) Includes kraft paper, corrugating medium and linerboard. See "Item 4:
     Information on the Company--Our Products--Packaging Products."

                                    DIVIDENDS

Dividend Policy

         Our ability to pay dividends is limited by Mexican law, our estatutos sociales ("bylaws") and by financial covenants contained in our credit agreements. Pursuant to Mexican law and our bylaws the payment of dividends is determined by a majority vote of the holders of the outstanding shares at an ordinary general shareholders' meeting, generally based on, but not necessarily, the recommendation of the Board of Directors. The payment of dividends can only be paid from retained earnings after losses from prior fiscal years have been paid. The amount of any dividend would depend on, among other things, operating results, financial condition, cash requirements, losses for prior fiscal years, future prospects, the extent to which debt obligations impose restrictions on dividends and other factors deemed relevant by the Board of Directors and the shareholders.

         Under our bylaws and the Mexican Companies Law ("Ley General de Sociedades Mercantiles"), gross profits, after provision for income taxes, employee profit sharing payments and other amounts to be deducted by law ("net profits"), are applied as follows:

         (i) an amount equivalent to at least 5% of net profits is segregated to build a legal reserve until such reserve is equal to 20% of our historical capital stock (before effect of restatement), and

         (ii) the remainder of net profits may be paid in the form of dividends to our shareholders or applied to the retained earnings account.

         Pursuant to a 1997 indenture entered into in connection with our 11.375% Senior Notes due 2004 (together with the 11.375% Series B Notes due 2004(defined below), the "Notes"), we are limited in our ability to pay dividends or redeem or retire capital stock unless (i) we would be permitted, at that time, to incur at least US$1 of debt under the Notes, and (ii) the amount of such payment, plus all similar payments, does not exceed 50% of our consolidated cumulative net income since April 1997, plus the net proceeds of our issuances of capital stock since April 1997, plus cash returns on investments permitted under the Notes, plus US$15 million. See "Item 10:
Additional Information--Material Contracts--Major Indebtedness."

         The ability of our subsidiaries to make distributions to us is limited by Mexican law and by their bylaws. The payment of dividends must be approved by shareholders and can only be paid from retained earnings after losses from prior fiscal years have been paid.

Dividend History

         We paid dividends of Ps.185.9 million or US$17.2 million in 1999, and we did not pay any dividends in 2000 or 2001.

         We currently plan to make dividend payments if our earnings permit, after taking into consideration our capital requirements, future prospects and other factors deemed relevant by our shareholders. Because we are a holding company with no significant operations of our own, we have distributable profits and cash to pay dividends only to the extent that we receive dividends from our subsidiaries. Accordingly, there can be no assurance that we will pay dividends or of the amount of any such dividends.

                            EXCHANGE RATE INFORMATION


         In 1997 and for much of 1998, the foreign exchange markets were volatile as a result of financial crises in Asia and Russia and financial turmoil in countries including Brazil and Venezuela, and the Peso declined during this period; however, it has been relatively stable since 1999, and towards the end of 2001 and the beginning of 2002, the Peso exhibited considerable revaluation against the U.S. Dollar and more so against other world currencies. In the months immediately preceeding the filing of this annual report, the Peso has depreciated. There can be no assurance that the Mexican government will maintain its current policies with regard to the Peso or that the Peso will not further depreciate significantly.

         The following table sets forth, for the periods indicated, the high, low, average and period-end noon buying rate in New York City for cable transfers in pesos published by the Federal Reserve Bank of New York, expressed in pesos per U.S. dollar. The rates have not been restated in constant currency units.

Year                                     High (1)      Low(1)     Average(2)    Period End
------                                  ----------    --------    ----------    ----------
1997...............................       8.410        7.717        7.967          8.070
1998...............................      10.630        8.040        9.243          9.901
1999...............................      10.600        9.243        9.563          9.480
2000...............................      10.087        9.183        9.459          9.618
2001...............................       9.970        8.946        9.326          9.156

Month
   December 2001...................       9.245        9.090
   January 2002....................       9.250        9.095
   February 2002...................       9.170        9.048
   March 2002......................       9.114        9.001
   April 2002......................       9.375        9.002
   May 2002........................       9.713        9.408

------------
(1) Rates shown are the actual low and high, on a day-by-day basis for each period.
(2)   Average of month-end rates.

         On June 14, 2002, the noon buying rate was Ps.9.664 to US$1.00.


                                  RISK FACTORS

         You should carefully consider the following risks and other information presented in this annual report before making an investment decision. To the extent information relates to the Mexican government or Mexican macroeconomic data, we have extracted such information from official publications of the Mexican government and have not independently verified it.

         Any of the following risks, if they actually occur, could materially and adversely affect our business, financial condition or results of operations.

Risk Factors Relating to Our Operations

We face increasing competition which could result in lower operating margins and decreased profitability.

         The consumer products and industrial paper products industries in Mexico are highly competitive. Our competitors in Mexico and our competitors in the United States that import products into Mexico include large, vertically-integrated consumer products and industrial paper products manufacturers and numerous smaller companies. Some of our competitors have substantially greater financial and other resources than we and may be better able than we are to withstand adverse economic or market conditions. In recent years, there has been a trend toward consolidation within the primary and converted paper products sectors, and we believe that this trend will continue. In addition, with the gradual elimination of tariffs and generally low prices for paper and packaging products in the United States over the past years, competition from imports has increased and may increase further. Increased competition from imports of bond paper and other industrial paper products may have a material adverse effect on us by driving down our prices and decreasing our revenues. The principal competitive factors in these industries are price, quality, service and brand name, with varying emphasis on these factors depending on the product line. Loss of existing or future market share to competitors may adversely affect our performance and, to the extent that one or more of our competitors becomes more successful with respect to any key competitive factor, our operating margins could be adversely affected.

We may not always be able to recoup future increases in the cost of our raw materials.

         Raw materials accounted for approximately 75.3% of our total cost of sales in the year ended December 31, 2001. The principal raw materials used in our production process are pulp, energy, chemicals, recyclable paper and water. The prices of some of these raw materials have historically fluctuated due to market and industry conditions. Because of this volatility, we may not always be able to pass along our increased costs to our customers in the form of price increases, which could impair our gross margins, cash flow and profitability.

We have required waivers of certain financial covenants contained in our bank credit agreements.

         Over the past three years, we have, during each such year, obtained several waivers from banks under different credit agreements in connection with failures to comply with certain covenants of such credit agreements.

         Future failure to comply with financial covenants in our bank credit agreements would require us to request additional waivers. If the banks do not agree to grant such waivers, it could result in us defaulting under such agreements, which may cause us to be in default under the Notes or our other indebtedness. In the event of such a default, our lenders may have the right to declare the relevant indebtedness, together with accrued interest and other fees, to be immediately due and payable and/or to impose a higher rate of interest. In the event of a default our lenders may also have the right to proceed against any collateral securing such indebtedness.

We are subject to price fluctuations in the pulp market.

         Since we ceased operations at our Pondercel pulp mill in 2001, we began to purchase our full requirements for virgin pulp from third parties. Prior to such closing, our Pondercel pulp mill produced approximately 60% of our virgin fiber requirements for the year ended December 31, 2000. As a result of our closing of the Pondercel pulp mill, we are subject to price fluctuations in the pulp market, and we cannot assure you that we will be able to reflect any cost increases in our sales prices.

Our prices, cash flow and our profitability for our printing and writing products may decrease because of down cycles in the paper industry.

         Sales prices for printing and writing products have historically been subject to cyclical fluctuations. Pricing is affected not only by demand for these products, which correlates with real economic growth, but also by current inventory levels of customers. In addition, because each new machine produces large volumes of paper, the impact of new production facilities may result in supply/demand imbalances. To the extent that we are not able to maintain our prices at current levels, our gross margin, which is a measure of our gross profit as a percentage of net sales, our cash flow and our profitability, could be negatively affected.

Our ability to finance our growth strategy may be limited by restrictive covenants related to our debt.

         Debt instruments governing a substantial portion of our indebtedness (including the notes) contain various covenants which require us to maintain financial ratios, restrict asset sales and dictate the use of proceeds from the sale of assets. These requirements could limit our ability to finance acquisitions and expansions and maintain flexibility in managing our business activities.

Lack of water availability may adversely affect us.

         Water is an essential raw material in the paper production process. Some of our plants satisfy their water requirements through water wells licensed by the Mexican National Water Commission (Comision Nacional del Agua), whereas others purchase water from municipalities or from third parties. The Mexican government has the power to limit our water consumption and the volume of water that we may use according to our licenses, and it also has the power to revoke such licenses, in the event of our breach of the licenses' terms.

         Although we believe that we are in compliance with our obligations under the licenses, we cannot assure you that the licenses will not be revoked. We also cannot be certain that the terms of any renewal of these licenses will be favorable, or that the volume of water that is currently available for use in manufacturing our products will be sufficient to satisfy our production requirements in the future. If our licenses are revoked, or the water that we may consume under our licenses is not sufficient to satisfy our production requirements, it may have an adverse effect on our cash flow, financial condition and operations.

Our environmental compliance costs could increase in the future.

         In each jurisdiction in which we operate, our business operations and facilities are subject to stringent and complex laws and regulations relating to pollution, protection of public health and the environment, and employee safety and health. In Mexico, our operations are subject to the Mexican General Law of Ecological Balance and Environmental Protection, or Ley General del Equilibrio Ecologico y Proteccion al Ambiente, and its related rules and various state and municipal laws. In accordance with this ecological law, which has been influenced by United States rules as a result of the effectiveness of NAFTA, companies engaged in industrial activities such as ours are subject to the regulatory jurisdiction of:

         o the Ministry of the Environment and Natural Resources, or Secretaria de Medio Ambiente y Recursos Naturales, which has broad discretion in carrying out its statutory mandate,

         o the National Institute of Ecology, or Instituto Nacional de Ecologia, its regulatory arm, and

         o the Office of the Attorney General for Protection of the Environment, or Procuraduria Federal de Proteccion al Ambiente, known as Profepa, its enforcement arm.

         As part of its enforcement powers, the Ministry of the Environment and Natural Resources, through Profepa, is empowered to bring administrative proceedings against companies that violate environmental laws, to impose economic sanctions and to temporarily or permanently close non-complying facilities. Under the ecological law, the Mexican government has implemented an aggressive program to protect the environment by promulgating rules concerning water, land, air and noise pollution, hazardous substances and wastes.

         We believe that we are in substantial compliance with applicable environmental laws and regulations, including Mexican environmental laws and regulations as currently applied by Mexican authorities. However, existing environmental laws and regulations could be enforced more strictly and more stringent laws could be imposed as a result of, among other things, the influence of NAFTA. Future events such as changes in existing environmental laws or their interpretation, more vigorous enforcement policies of regulatory agencies and new information may give rise to additional expenditures or liabilities that could be material.

Risk Factors Relating to Our Existing Debt

Our substantial level of indebtedness could adversely affect our financial condition and prevent us from fulfilling our existing credit obligations.

         As of March 31, 2002, we had approximately US$525 million of outstanding indebtedness. In addition, subject to restrictions contained in the indenture and the instruments governing the terms of our other outstanding indebtedness, we may incur additional indebtedness. In particular, subject to such restrictions, as of March 31, 2002, we had approximately US$102 million of additional borrowing capacity under our uncommitted bank credit agreements.

         Our high level of indebtedness could have important consequences to you. For example, it could:

         o make it more difficult for us to satisfy our obligations with respect to our credit obligations;

         o increase our vulnerability to general adverse economic and industry conditions;

         o limit our ability to fund future capital expenditures, operating losses, working capital and other general corporate requirements;

         o require us to dedicate a substantial portion of our cash flow from operations to interest and principal payments on our indebtedness, reducing the availability of our cash flow for other purposes, such as capital expenditures and operating losses;

         o limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

         o place us at a disadvantage compared to our competitors that have less debt; and

         o   limit our ability to borrow additional funds.

         Our ability to meet our expenses thus depends on our future performance, which will be affected by financial, business, economic and other factors. We will not be able to control many of these factors, such as economic conditions in the markets where we operate and pressure from competitors. We cannot be certain that our operating cash flow will be sufficient to allow us to pay principal and interest on our debt and meet our other obligations. If we do not generate sufficient cash flow, we may be required to refinance all or part of our existing debt, sell assets, borrow additional funds or issue additional equity. We cannot guarantee that we will be able to do so at all or on terms acceptable to us. In addition, the terms of existing or future debt agreements, including our bank credit agreements and our indentures, may restrict us from adopting any or all of these alternatives. The failure to generate sufficient cash flow or to achieve such alternatives could significantly adversely affect our ability to pay principal of and interest on our debt.

The indenture for our outstanding Notes and the terms of our other indebtedness impose significant operating and financial restrictions, which may prevent us from capitalizing on business opportunities and taking some actions.

         The indenture for the outstanding Notes and our bank credit agreements impose significant operating and financial restrictions on us. These restrictions will limit our ability, among other things, to:

         o   incur additional indebtedness;

         o make restricted payments, including dividends or other distributions;

         o   make investments;

         o   sell assets;

         o   incur liens;

         o enter into agreements restricting our subsidiaries' ability to pay dividends;

         o   enter into transactions with affiliates; and

         o   consolidate, merge or sell all or substantially all of our assets.

         In addition, our bank credit agreements require us to maintain specified financial ratios. We cannot assure you that these covenants will not adversely affect our ability to finance our future operations or capital needs or to pursue available business opportunities. A breach of any of these covenants or our inability to maintain the required financial ratios could result in a default in respect of the related indebtedness. If a default occurs, the relevant lenders could elect to declare the indebtedness, together with accrued interest and other fees, to be immediately due and payable and to proceed against any collateral securing that indebtedness. A default under any such indebtedness might also give rise to a default under the Notes.

We may not be able to satisfy our obligations to our creditors upon a change of control.

         Upon the occurrence of a "change of control," as defined in the indenture, each holder of the Notes will have the right to require us to purchase the notes at a price equal to 101% of the principal amount, together with any accrued and unpaid interest to the date of purchase. Our failure to purchase, or give notice of purchase of, the notes or the Notes would be a default under the applicable indenture, which would in turn be a default under our bank credit agreements.

         In addition, a change of control may constitute an event of default under our bank credit agreements. A default under our bank credit agreements would result in an event of default under the indenture if the lenders accelerate the debt under our bank credit agreements.

         If a change of control occurs, we may not have enough cash or assets to satisfy all of our obligations under our bank credit agreements and the indenture related to the notes and the Notes. Upon the occurrence of a change of control we could seek to refinance the indebtedness under our bank credit agreements and the Notes or obtain a waiver from the lenders or you as a holder of the Notes. We cannot assure you, however, that we would be able to obtain a waiver or refinance our indebtedness on terms acceptable to us, or at all.

We are controlled by our principal stockholders.

         Approximately 98.9% of our issued and outstanding capital stock is beneficially owned, directly or indirectly, by the Maldonado Quiroga and Maldonado Gonzalez families. As a result, the Maldonado Quiroga and Maldonado Gonzalez families effectively control the outcome of all matters requiring a stockholder vote, including the election of directors.

         The interests of the Maldonado Quiroga and Maldonado Gonzalez families could conflict with the interests of our creditors. For example, if we encounter financial difficulties or are unable to pay our debts as they mature, the interests of the Maldonado Quiroga and Maldonado Gonzalez families might conflict with the interests of our creditors. The Maldonado Quiroga and Maldonado Gonzalez families may also have an interest in pursuing acquisitions, divestitures, financings or other transactions that, in their judgment, could enhance their equity investments, even though such transactions might involve risks to our creditors.

Various provisions of Mexican law may make it difficult for you to convert payments you receive into U.S. dollars or may make it difficult for you to recognize the full value of your payment.

         We are required to make payments of amounts owed on our debt in U.S. dollars. Under the Mexican Monetary Law (Ley Monetaria de los Estados Unidos Mexicanos), however, obligations to make payments in Mexico in foreign currency, whether by agreement or upon enforcement of a judgment, may be discharged in Pesos at the rate of exchange for Pesos prevailing at the time and place of payment or judgment. Accordingly we will be legally entitled to make payment of amounts due on the Notes in Pesos if payment of the Notes is sought in Mexico through the enforcement of a non-Mexican judgment or otherwise. If we elect to make payments due on the Notes in Pesos in accordance with the Mexican Monetary Law, we cannot assure you that the amounts paid would be convertible by the payee into U.S. dollars or that, if convertible, such amounts would be sufficient to purchase U.S. dollars equal to the amount of principal, interest or Additional Amounts due on the Notes.

In the event of bankruptcy, you may find it difficult to collect under the Notes.

         Under Mexican law, if we are ever declared bankrupt or in judicial reorganization (concurso mercantil) our obligations under the Notes (i) would be converted into pesos and then converted from pesos into UDIs (defined below),
(ii) would be satisfied only at the time claims of all creditors are satisfied,
(iii) would be subject to the outcome of, and amounts recognized as due in respect of, the relevant bankruptcy proceedings, (iv) would cease to accrue interest and (v) would not be adjusted to take into account any depreciation of the peso against the dollar occurring after the declaration of bankruptcy or reorganization. UDIs are Unidades de Inversion (investment units), which are units of account whose value in Mexican pesos is indexed to inflation on a daily basis, as measured by the change in the Mexican National Consumer Price Index. On December 31, 2001, one UDI was equal to Ps.3.055 (US$.33).

Developments in other emerging market countries and the United States may affect the prices for our securities.

         As is the case with respect to securities of issuers from other emerging markets, the market value of securities of Mexican companies is, to varying degrees, affected by economic and market conditions in other emerging market countries. Although economic conditions in such countries may differ significantly from economic conditions in Mexico, investors' reactions to developments in any of these other countries may have an adverse effect on the market value of securities of Mexican issuers. In recent years, prices of both Mexican equity securities and Mexican debt securities dropped substantially as a result of developments in Russia, Asia and Brazil. We cannot assure you that the market value of the Notes would not be adversely affected by events elsewhere, especially in emerging market countries.

         Mexican securities markets are also influenced, to varying degrees, by economic and market conditions in the United States. Mexican securities markets may be negatively affected by rising interest rates in the United States and, more generally, events that increase the opportunity cost of investing outside the United States. If U.S. investors' willingness to invest in foreign securities, such as the Notes, decreases because of an increase in opportunity cost, the value of the Notes may decrease.

Risk Factors Relating to Doing Business in Mexico

If the peso devalues, it will be more difficult for us to repay our debt.

     Substantially all of our debt obligations are denominated in U.S. dollars while we generate revenues in pesos. Therefore, we are exposed to currency exchange rate risks that could significantly affect our ability to meet our obligations. We currently do not plan to enter into hedging transactions with respect to these foreign currency risks, but we continue to consider the appropriateness of this option. Mexico maintains a floating exchange rate regime. Any significant decrease in the value of the peso relative to the U.S. dollar in the near term may have a material adverse effect on our liquidity and on our ability to meet our debt obligations. At December 31, 2001, a hypothetical 10% devaluation of the peso relative to the U.S. dollar would give us a Ps.447.9 million (US$44.4 million) exchange loss on our debt over a one-year period. The peso has depreciated substantially against the U.S. dollar in the past and may depreciate significantly in the future. Future declines in the value of the peso relative to the U.S. dollar could adversely affect our ability to meet U.S. dollar-denominated obligations because of the increase in cost in pesos of our interest and principal payments. See "Item 5: Operating and Financial Review and Prospects - Effect olf Devaluation and Infaltion" and "Item 11: Quantitative and Qualitative Disclosures about Market Risk--Foreign Exchange Rate Risk."

High levels of inflation and high interest rates in Mexico could adversely affect our financial condition and results of operations.

         Mexico has experienced high levels of inflation in recent years. The annual rate of inflation, as measured by changes in the National Consumer Price Index, was 12.3% for 1999, 9.0% for 2000, and 4.4% for 2001. In the past, high rates of inflation have resulted in high interest rates; high interest rates in Mexico may adversely affect our costs and thus our financial condition and results of operations. On April 25, 2002, the yield on 28-day Mexican government treasury certificates ("Cetes") was 5.28%.

Economic and political conditions and government policies could negatively affect our profitability and operations.

         We are a Mexican company, with substantially all of our operations situated in Mexico. Approximately 94.7% of our revenues in 2001 and 94.4% of our revenues in 2000 resulted from sales generated within Mexico. Mexico has periodically experienced economic downturns characterized by periods of slow or negative growth, high inflation, exchange rate volatility, declines in direct and portfolio investment, high interest rates, reduced consumer purchasing power and spending, and high unemployment. After 6.6% growth in 2000, Mexico's economy contracted 0.3% during 2001, due primarily to slow economic growth in the United States.

         The Mexican government has exercised, and continues to exercise, significant influence over the Mexican economy. Economic plans of the Mexican government in the past have not, in certain respects, fully achieved their objectives. We cannot assure you that current and future economic plans of the Mexican government will achieve their stated goals. Similarly, we cannot determine what effect these plans or their implementation will have on the Mexican economy or on our business. Future Mexican governmental actions may result in future political instability, currency instability or economic deterioration, which could have a significant adverse effect on Mexican companies (including ours), market conditions and prices and returns on Mexican securities.

The loss of the presidency in 2000 by the former ruling party could affect Mexican economic policy, which in turn could adversely affect the Mexican economy.

         In the Mexican national elections held on July 2, 2000, Vicente Fox of the opposition party, the Partido Accion Nacional, or the National Action Party, won the presidency. His victory ended more than 70 years of presidential rule by the Partido Revolucionario Institucional or the Institutional Revolutionary Party. Neither the Institutional Revolutionary party nor the National Action Party succeeded in securing a majority in the House of Representatives or the Senate. Although members of the National Action Party have governed several states and municipalities, the National Action Party has not previously governed on a national level. A change in economic policy, as well as currency or political instability in Mexico, could adversely affect the Mexican economy, which in turn could have a material adverse effect on our business, financial condition and results of operations, as well as market conditions and prices for our securities.

If exchange controls and restrictions are imposed, we may not be able to service our debt in U.S. dollars, which could expose you to currency risk.

         In the past, the Mexican economy has experienced balance of payment deficits, shortages in foreign exchange reserves and other problems that have affected the availability of foreign currencies in Mexico. The Mexican government does not currently restrict or regulate the ability of persons or entities to convert pesos into U.S. dollars. However, it has done so in the past and could do so again in the future. We cannot assure you that the Mexican government will not institute a restrictive exchange control policy in the future. Any such restrictive exchange control policy could prevent or restrict access to U.S. dollars and limit our ability to service our U.S. dollar-denominated debt. We cannot assure you that such measures will not have a material adverse effect on our debt.

Our financial statements may not result in the same information as financial statements prepared under U.S. accounting rules.

     Mexican companies, including Copamex, must prepare their financial statements in accordance with Mexican GAAP. Mexican GAAP differs in significant respects from U.S. GAAP, including, but not limited to, the treatment of capitalized interest, deferred income taxes, minority interest, amortization of negative goodwill and inventory valuations. In particular, all Mexican companies must incorporate the effects of inflation directly in their accounting records and in published financial statements. The effects of inflation accounting under Mexican GAAP are not eliminated in a reconciliation to U.S. GAAP. For this and other reasons, the presentation of Mexican financial statements and reported earnings may differ from that of U.S. companies. See "Item 5: Operating and Financial Review and Prospectus" and Note 17 to our audited consolidated financial statements.

ITEM 4.  INFORMATION ON THE COMPANY

Our Company

         We are one of the leading producers of paper-based consumer products and value-added industrial paper products, such as packaging and printing and writing products, in terms of sales in Mexico. Since 1996, we have grown consistently and have transformed ourselves from primarily a producer of industrial paper products to one of the premier producers of paper-based consumer products and value-added industrial paper products. We have a leading portfolio of consumer brands. Our strategy is to focus on consumer products and value-added packaging products and to grow our business through effective marketing and the development of new innovative products, which we believe will continue to diversify and increase our cashflows. We will also continue to look for cost reduction opportunities, particularly in raw materials and through manufacturing efficiencies. We will continue to maintain our competitive advantage in outstanding customer service which has been achieved as a result of our strategically located manufacturing and distribution facilities.

         We were founded in 1928, when the Maldonado Quiroga family of Monterrey, our controlling shareholders, started a paper business in Monterrey. Since 1996, our business has grown through the combination of an aggressive capital investment program and strategic acquisitions. Most of our acquisitions and investments have been focused on the consumer products segment of our business. The consumer products category will continue to be the most important segment of our business because it enhances the stability in our cash flows and it contributes significantly to our sales and EBITDA. We expect that, in the future, the portion of our overall sales and EBITDA represented by our packaging products division will also increase meaningfully.

         The demand for our products has grown rapidly in the last five years, and well in excess of the growth rate of the Mexican economy. For example, demand for tissue paper has grown at an average annual rate of 7.6% per year from 1997 to 2001, or 1.8 times as fast as the Mexican gross domestic product. During the same period, demand for packaging paper has grown at an average annual rate of 6.9% per year, or 1.6 times as fast as the Mexican gross domestic product. We believe that two of the principal reasons for our growth have been the historically low level of consumption of paper-based consumer products in Mexico relative to the United States and the significant economic activity in Mexico as a result of NAFTA. For example, for 2001, per capita consumption of tissue products in Mexico was 28.4% of such per capita consumption in the United States. We believe that these factors should continue to support relatively large demand growth rates in the future and represent an attractive growth opportunity for us.

         We have also improved our cost structure through a strategy of secondary fiber self-sufficiency. We have created the largest network of recyclable paper collection centers in Mexico, with five collection centers, and have established four collection centers in the southwestern United States. In the year ended December 31, 2001, we supplied approximately 61.9% of our secondary fiber requirements and 94.7% of our deinked pulp requirements.

         o Our consumer products include bathroom and facial tissue, paper towels, paper napkins, feminine-care products, away-from-home products, adult incontinence products and notebooks. We also sell and distribute baby diapers manufactured by our affiliate, Copamex Higiene Infantil, S.A. de C.V. ("COHINSA"). Consumer products accounted for approximately 47.4% of our net sales for the year ended December 31, 2001.

         o Our packaging products include multi-wall bags, kraft paper and corrugated boxes. Packaging products accounted for approximately 24.4% of our net sales for the year ended December 31, 2001.

         o Our printing and writing products include cut-sized, bond and specialty papers. For the year ended December 31, 2001, printing and writing paper (and other printing and writing products) accounted for approximately 23.2% of our net sales, while specialty paper accounted for approximately 5.0% of our net sales.

Selected Operating Highlights

         Since 1996, our business has grown rapidly through the combination of an aggressive capital investment program and targeted strategic acquisitions, and we have transformed ourselves from being primarily a producer of industrial paper products to one of the premier producers of paper-based consumer products and value-added industrial paper products in terms of sales in Mexico. The following are some of the highlights of our operating development:

         o In October 1996, we entered the feminine-care market with our acquisition of a 51% interest in Sancela, S.A. de C.V. ("Sancela"), a company 49% of which is owned by SCA Hygiene Products, AB, a leading European producer of tissue and feminine care products. Since the acquisition, Sancela has nearly doubled its production and is now able to produce over one billion units per year.

         o In June 1997, we consolidated our position as a major tissue company when we acquired a 67,000-ton-per-year tissue manufacturing facility, the popular tissue brand name Regio and a renewable 25-year license for the popular facial tissue brand name Scottis.

         o From 1996 through 1998, we strengthened our notebook market share by acquiring the well-known brand name Shock and installing a 13,840 ton-per-year production plant. We also continued our strategy of diversifying across consumer product lines by introducing away-from-home products and importing and selling adult incontinence products.

         o In January 1998, we began to expand our presence in the Central American market by starting operation of a 4,300 ton-per-year tissue converting machine and a 21.6 million unit-per-year multi-wall bag machine in Costa Rica. We continued this strategy in the first quarter of 2000 by acquiring a 70% interest in Industrias Unidas de Centroamerica, S.A., the only tissue paper producer in Nicaragua.

         o In July 2000, we commenced operation of a 31,000-ton-per-year corrugated box plant in Monterrey, Mexico.

         o In July 2000, we started to sell and distribute baby diapers manufactured by an affiliated company, complementing our consumer products portfolio. In February 2002 we launched an improved baby diaper line under Copamex's trademark "DryKids."

         o In February 2001, we ceased pulp production operations at our Pondercel plant and began purchasing virgin pulp from third parties. This cost savings measure, which has contributed to a significant improvement in our gross margins for printing and writing products, was instituted in response to declining prices of virgin pulp and our increased pulp production costs.

         o In October 2001, through a corporate restructuring, we acquired the operations and operating assets of Corrugado y Fibra, S.A. de C.V. ("COFISA"), an affiliate of ours, which increased our consolidated operating capacity of corrugated boxes by 31,000 metric tons per year.

         o In November 2001, we installed a production line for the manufacture of adult incontinence products, with a production capacity of 11.5 million units per year.

         o In January 2002, we entered into a joint venture with Productos El Cid, S.A. ("El Cid"), a Colombian manufacturer of notebooks, through which our notebook brands and the brands of El Cid are owned and operated.

         The Mexican Consumer and Industrial Paper Products Market

General

         Mexico's paper products market is the second largest in Latin America after that of Brazil. According to estimates of the Mexican National Chamber of the Pulp and Paper Industries, the total size of Mexico's paper products market (including newsprint) in 2001, based on apparent demand, was 5,167,420 tons. Apparent demand is calculated on the basis of domestic production reported by Mexican manufacturers, plus imports and minus exports. Apparent demand is a concept similar to consumption, except that it does not reflect increases or decreases in inventories. Apparent demand will not replicate consumption in any given year; however, over a period of years, the two measures should tend to approximate one another. The total apparent demand in 2000 and in 2001 for the Mexican pulp and paper industry was broken down as follows:

         o   tissue paper accounted for 12.7% in 2000 and 13.0% in 2001,

         o   packaging paper accounted for 54.1% in 2000 and 54.2% in 2001,

         o printing and writing paper (including newsprint) accounted for 27.5% in 2000 and 27.6% in 2001, and

         o   specialty paper accounted for 5.7% in 2000 and 5.2% in 2001.

         In 2001, Mexico had a production capacity of approximately 4.9 million tons of paper. In the same year, approximately 3.8 million tons of paper were produced, for a capacity utilization efficiency of 76.7%. During 2001, the Mexican production of paper minus exports represented approximately 69.7% of apparent demand, with imports accounting for the remaining 30.3%. In 2001, paper production decreased by 2.2% while apparent demand decreased by 0.3%. Approximately 5.4% of the Mexican production of paper was exported.

Tissue Paper

         The table below shows historical Mexican apparent demand for tissue paper in tons, calculated on the basis of domestic production of tissue paper reported by Mexican manufacturers, plus imports and minus exports. Import data includes only definitive imports and not products temporarily imported into Mexico. This data was derived from industry studies prepared by the Mexican National Chamber of the Pulp and Paper Industries.


                    Mexican Apparent Demand for Tissue Paper
                         (all figures in metric tons(1))

                                                                                     Period to
                                                                         Apparent      Period     % Growth in
   Year                                 Production   Imports   Exports    Demand    Growth Rate    Mexican GDP
----------                              ----------   -------   -------    ------    -----------    -----------
1997................................      595,476     19,969    75,987    539,458       15.6%          6.8%
1998................................      621,566     36,735    79,602    578,699        7.3%          5.0%
1999................................      661,522     47,019    90,232    618,309        6.8%          3.6%
2000................................      691,213     65,733    98,790    658,156        6.4%          6.6%
2001................................      688,694     86,546   104,470    670,770        1.9%         (0.3%)

---------------
(1)      1 metric ton = 1.102 U.S. (short) tons.

         Tissue paper includes, among other things, bathroom tissue, facial tissue, paper towels and paper napkins. Apparent demand has increased at an average annual rate of 7.6% per year from 1997 to 2001. Production and exports have also grown in each of the last five years from 1997 to 2001 as a result of increased demand both in and outside of Mexico. In 2001, tissue paper accounted for 18.1% of Mexico's total paper production. During 2001, apparent demand for tissue paper increased by 1.9%. The growth in production from 1997 to 2001 is explained by greater demand and a corresponding increase in production capacity. Apparent demand has grown because of increases in gross national product and consumer buying power as well as the natural growth of the Mexican population.

Packaging Paper

         The table below shows historical Mexican apparent demand for packaging paper, including folding boxboard, in tons, calculated on the basis of domestic production of packaging paper reported by Mexican manufacturers, plus imports and minus exports. Import data includes only definitive imports and not products temporarily imported into Mexico. This data was derived from industry studies prepared by the Mexican National Chamber of the Pulp and Paper Industries.


                   Mexican Apparent Demand for Packaging Paper
                         (all figures in metric tons(1))

                                                                                     Period to
                                                                         Apparent      Period     % Growth in
   Year                                 Production   Imports   Exports    Demand    Growth Rate    Mexican GDP
----------                              ----------   -------   -------    ------    -----------    -----------
1997................................    1,956,656    368,636    65,644   2,259,648      12.0%          6.8%
1998................................    2,093,492    404,907    58,959   2,439,440       8.0%          5.0%
1999................................    2,167,651    530,857    82,822   2,615,686       7.2%          3.6%
2000................................    2,235,317    630,334    61,032   2,804,619       7.2%          6.6%
2001................................    2,193,296    676,217    66,057   2,803,456      (.04%)       (0.3%)

---------------
(1)      1 metric ton = 1.102 U.S. (short) tons.

         Packaging paper includes paper for multi-wall bags, wrapping, linerboard, corrugated medium, folding boxboard, canes and tubes. The consumers of multi-wall bags are primarily cement companies and, to a lesser extent, lime, flour, pet food and chemical companies. The primary consumers for corrugated boxes are the food, liquor and beer, paper, cleaning products and home appliance industries. Apparent demand for packaging paper grew at an average annual rate of 6.9% during the period from 1997 to 2001.

         As the Mexican economy began to recover in 1997, apparent demand has grown, leading to an increase in production and imports through 2001. For 2001, packaging paper constituted 57.6% of the total paper production in Mexico. During 2001, apparent demand for packaging paper decreased by 0.04%.

         The increase in the consumption of packaging paper is the result of increased use of containers, principally corrugated board boxes, as well as an increase in the demand for multi-wall bags caused by a great economic upturn. The increase in imports is the result of a stronger peso.

Printing and Writing Paper and Specialty Paper

         Printing and Writing Paper. The table below shows historical Mexican apparent demand for printing and writing paper in tons, calculated on the basis of domestic production of printing and writing paper reported by Mexican manufacturers, plus imports and minus exports. Import data includes only definitive imports and not products temporarily imported into Mexico. This data was derived from industry studies prepared by the Mexican National Chamber of the Pulp and Paper Industries. It does not include apparent demand for specialty paper and newsprint.


             Mexican Apparent Demand for Printing and Writing Paper
                         (all figures in metric tons(1))

                                                                                     Period to
                                                                         Apparent      Period     % Growth in
   Year                                 Production   Imports   Exports    Demand    Growth Rate    Mexican GDP
----------                              ----------   -------   -------    ------    -----------    -----------
1997................................      629,845    246,062    15,269    860,638        22.3%          6.8%
1998................................      619,761    246,164    24,771    841,154        (2.3%)         5.0%
1999................................      698,276    291,125    24,722    964,679        14.7%          3.6%
2000................................      688,282    350,545    17,614  1,021,213         5.9%          6.6%
2001................................      658,430    371,300    13,436  1,016,294        (0.5%)        (0.3%)

---------------
(1)  1 metric ton = 1.102 U.S. (short) tons.


         Apparent demand in Mexico for printing and writing paper grew at an average annual rate of 8.0% during the period from 1997 to 2001. In 1998, total apparent demand for printing and writing paper decreased because of a general slowdown in the Mexican economy. The Mexican government, in particular, reduced its budget and, as a result, decreased its printing and writing paper demand.

         In 2001, printing and writing paper (not including newsprint) accounted for 17.3% of Mexico's total paper production. Bond and coated paper accounts for much of the apparent demand for the printing and writing paper. During 2001, apparent demand for printing and writing paper decreased by 0.5%.

         In general, Mexico receives more imports of printing and writing paper in times of low global demand if, after giving effect to the cost of freight and the value of the peso relative to foreign currencies, foreign producers can still sell competitively in Mexico.

         Specialty Paper. Specialty paper includes paper that has undergone special additional processes and all other paper products that do not clearly fall under the other paper classifications. This sector is dominated by imports, which have represented at least 85% of apparent demand in the last five years. Production has remained relatively stagnant in the last five years because there has not been further investment in capacity for specialty paper products. In 2001, specialty paper accounted for 0.8% of Mexico's total paper production. Exports are insignificant. See "--Our Products--Printing and Writing Paper--Specialty Paper."

Pricing

         For similar-quality products, Mexican consumer and industrial paper product prices tend to roughly approximate United States prices plus freight cost and tariffs. Competition within Mexico also has an effect on prices, and this effect is most significant on consumer products. The international price of pulp and paper also affects prices, and this effect is most significant on printing and writing products. In addition, because the paper industry is highly capital intensive, prices may also be affected by industry capacity-utilization rates and by significant additions of new capacity. See "Item 5: Operating and Financial Review and Prospects--Mexican Economic Factors" and "--The International Pulp and Paper Products Market."

         We believe that, because we convert the paper we produce into value-added products such as bathroom and facial tissue, away-from-home products, notebooks, multi-wall bags, cardboard corrugated boxes and copying paper, our exposure to industry pricing cycles is mitigated because, historically, fluctuations in prices for converted products have been less than fluctuations in prices for unconverted paper.

         The prices of our products in Mexico are also affected by a number of other factors, including:

         o   brand image,

         o   customer service,

         o   quality control,

         o   proximity to customers and industrial centers,

         o   specifications,

         o   volume of production runs,

         o   the cost of transporting products, and resistance specifications.

         NAFTA has reduced trade barriers among the United States, Mexico and Canada. At the time NAFTA was adopted, multi-wall bags and industrial and tissue paper in Mexico were protected by a 10% tariff. Under NAFTA, tariffs and other barriers have been gradually disappearing. Mexico maintained a protective tariff on kraft paper for bags, multi-wall bags, tissue paper and glassine paper of 1% in 2002, which will decline to 0% in 2003. Mexico does not impose a tariff on all other paper products originating from the United States.

         We do not believe that the elimination of Mexican tariffs under NAFTA has affected or will affect our competitive position in any meaningful way. We believe that tariffs on paper products before NAFTA were not significant enough to deter competition from American and Canadian companies. In addition, we believe that Mexican companies in our industry already had developed international efficiency and quality standards to compete effectively against foreign products before the tariffs were reduced. We also believe that NAFTA may tend to shorten the lag time between price changes in the U.S. and Mexican packaging and paper industries and provide us with increased opportunities for the export of our products.

         In October 1998, following antidumping investigations on cut-sized bond paper imports from the United States, Mexico imposed countervailing duties ranging from 5.3% to 17.7% on imports from U.S. producers. Under Mexican law, a countervailing duty remains in effect for five years but is subject to annual review by the Ministry of Economy (Secretaria de Economia) and may be increased, reduced, extended or canceled. According to the Foreign Trade Law (Ley de Comercio Exterior), such countervailing duties may be further extended in addition to the original five-year term, in the event that the competent Mexican authority determines that eliminating the countervailing duty would give place to the occurrence of an unfair practice and that such practice would cause a material damage to the national industry.

         Mexico entered into a trade agreement with the European Union in the second half of 2000, but we do not believe that we face significantly increased competition from any country outside of North or Central America, because shipping costs represent a significant barrier to enter the Mexican market from those countries. The tariff imposed by Mexico on the consumer paper products that we manufacture is 20% and on the industrial paper products that we manufacture is 13% for all countries not having any trade agreement with Mexico.

Our Products

         Our production can be divided into three main product groups:

         o the consumer products group, which sells or distributes adult incontinence products and baby diapers and produces bathroom and facial tissue, paper towels, paper napkins, feminine-care products, away-from-home products and notebooks,

         o the packaging products group, which produces kraft paper, multi-wall bags and corrugated boxes, and

         o the printing and writing products group, which produces cut-sized paper, bond paper and specialty paper.

         The tables below present our (1) sales by division for the years 1999, 2000 and 2001 and (2) total actual production in tons, unless otherwise indicated, and operating rate for 2001 by product, respectively.


                                                               Year Ended December 31,
                                                        -----------------------------------
                                                          1999         2000          2001
                                                        --------     --------      --------
                                                                Millions of constant
                                                              December 31, 2001 pesos
Consumer Products....................................   Ps.3,029     Ps.3,575      Ps.3,610
Packaging Products...................................      1,762        1,841         1,862
Printing and Writing Products........................      2,277        2,451         2,146
                                                        --------     --------      --------
Total................................................   Ps.7,068     Ps.7,867      Ps.7,618
                                                        ========     ========      ========

                                                                                   Operating
                                                                       Actual         Rate
  Product Category                                                   Production      (in %)
--------------------                                                 ----------    ---------
Consumer Products
Tissue products..................................................     132,962          91.4
Feminine-care products(1)........................................       1,220          83.6
Adult Incontinence Products(2)...................................         700           6.1(3)
Baby Diapers(1)..................................................         201.7        42.0
Away-from-home products..........................................       5,296          66.2
Notebooks........................................................       3,359          24.3

Packaging Products
Kraft paper......................................................     220,838          91.3
Multi-wall bags(1)...............................................         477          82.8
Corrugated boxes.................................................      55,421          89.4

Printing and Writing Products
Printing and writing paper.......................................     188,698          82.0
Specialty paper..................................................      24,228          86.5

---------------
(1)  In millions of units.
(2) In thousands of units. We began producing adult incontinence products in November 2001.
(3) On an annualized basis. Our operating rate for the two months ended December 31, 2001 was 36.5%.


Consumer Products

         Tissue Products. We are the second largest producer in Mexico of tissue products such as bathroom and facial tissue, paper towels and paper napkins. We sell these products primarily under our own or licensed brand names through retail stores and wholesalers. Our leading brands include Regio, Lovly, Tessy and Flen for bathroom tissue, paper napkins and paper towels, Scottis for facial tissue and Boreal for paper towels and napkins. We also manufacture private or generic consumer products for sale by large retail stores under their own brand names, and we are the largest producer in Mexico of such products. In 2001, approximately 80.3% of our tissue sales were comprised of our brands, 17.4% were comprised of the private or generic brand names of our consumer products customers and 2.3% were jumbo rolls. Our installed capacity for tissue paper products is 145,500 tons, but we intend to make a net increase in installed capacity of 36,000 tons within the next year.

         Feminine-Care Products. We are the second largest manufacturer of feminine-care products in Mexico. We sell our extensive line of products to the public under the brand name Saba, which is the number one brand in Mexico in terms of sales, through retail stores in Mexico. Our feminine-care products are made using some of the latest technology available for the manufacture of such products. In 2001, we produced 1,219.9 million units of feminine care products.

         Adult-Incontinence Products. We began to offer adult-incontinence products in 1998 under the brand name Tena. We sell these products to the public through retail stores and drugstores in Mexico. Beginning in November 2001, we began manufacturing these products. We are the number one producer in Mexico in terms of sales of "heavy" adult incontinence products, which are designed for persons with serious incontinence problems and the number two producer in Mexico in terms of sales of "light" adult incontinence products, which are designed for persons whose incontinence problems are less serious.

         Baby Diapers. We offer baby diapers under the brand name DryKids (launched in February 2002) and other private brands. Our baby diaper products are currently manufactured by our affiliate, COHINSA. We sell these products to the public through retail stores and drugstores in Mexico with respect to the DryKids brand and to wholesalers with respect to private brands. See "Item 7:
Major Shareholders and Related Party Transcations--Related Transactions."

         Away-From-Home-Products. We are the third largest manufacturer of away-from-home products in Mexico. Away-from-home products include bathroom tissue, rolled towels and folded towels that are typically used in restaurants, hotels, office buildings and factories. We also sell soap and paper dispensers to complete our portfolio of away-from-home products. We currently have an installed capacity of 8,000 tons per year, but we intend to increase capacity in this business segment within the next year.

         Notebooks. We are the third largest manufacturer of notebooks in Mexico. We produce our notebooks using internally-produced bond paper. The notebooks are then sold to the public through retail stores under our brand names, including Shock, which is one of the leading brand names in Mexico. In January 2002, we entered into a joint venture with El Cid, a Colombian manufacturer of notebooks, whose brands, El Cid, Leather Concept, Eco Planet, Basket, Pits, Monuments and Stone Graphix were contributed to the joint venture, which, together with the expertise provided by the personnel of El Cid, will allow us to enter the premium and super premium notebook markets.

Packaging Products

         Packaging Paper. We are the largest producer in Mexico of kraft paper in terms of production volume for multi-wall bags. Kraft paper is made from secondary fiber. We use kraft paper in the production of:

         o multi-wall bags for packaging cement, lime, corn flour, gypsum, pet food and chemical products,

         o natural color bags for use in consumer goods stores and white color bags to pack flour, and

         o   corrugated boxes for multiple packaging applications.

         We are able to produce a wide variety of kraft paper, in terms of weight, consistency and resistance to achieve the characteristics required by customers. Kraft paper is sold in rolls of varying widths, depending on the capacity of the converting machinery on which it will be used. Our production of kraft paper, which is manufactured at two of our paper mills, reached 220,838 tons in 2001 and satisfied our entire requirements for the manufacture of multi-wall bags. Approximately 48.2% of our kraft paper was used to make finished products for internal use and the remainder was sold to third parties.

         Multi-Wall Bags. We are the leading manufacturer in Mexico in terms of units produced of multi-wall bags. Our multi-wall bags are sold to the largest Mexican cement, pet food, chemical products, gypsum, corn flour and lime producers. We produce a wide variety of bags, including pasted valve, sewn open mouth, pinch bottom and laminated bags. Our multi-wall bags are high-resistance containers that are designed to be reliable in adverse filling, handling, transportation, warehousing and distribution conditions. The multi-wall bags are made from kraft paper also produced by us. Our production of multi-wall bags, manufactured at five packaging plants located in Mexico and one packaging plant located in Costa Rica, reached 477.1 million bags in 2001.

         Corrugated Boxes. We began production of corrugated boxes in July 2000 through the installation of a 31,000 ton per year production line. In addition, in April, 2000, one of our affiliates purchased Corrugado y Fibra, S.A. de C.V., which owned a 31,000 ton per year corrugated container plant. The operations and operating assets of the plant were acquired by us in a corporate restructuring, allowing us to have, in 2001, an installed capacity in our corrugated boxes division of 62,000 tons. We make our corrugated boxes using internally-produced kraft paper. We produce corrugated boxes of various grades and sizes, with high quality graphics and design features and both natural kraft and bleached liners. We use a portion of our production internally and sell the remainder to Mexican industrial products companies.

Printing and Writing Products

         Printing and Writing Paper. We are the second largest producer in Mexico in terms of production volume of bond paper, the paper commonly used for printing, writing and photocopying. Bond paper is made from bleached pulp using short and long fibers and, for certain types of bond paper, deinked pulp and has a smooth, fine appearance. We produce bond paper, which includes notebook paper, white cardboard paper and copy paper, mainly for the commercial sector for use in typing and printing by publishing houses and lithographers in the preparation of books, continuous forms and lottery tickets, for copying by high-speed copying machines and for stencil machines. We are the only producer of carbonless paper in Mexico.

         We have the production capability and technical expertise to produce a wide variety of bond paper, including high-quality cut-sized bond paper, in order to meet the demands of our customers. In 2001, we produced 188,698 tons of bond paper at four of our paper mills. We are qualified to sell our cut-sized bond paper to Xerox for resale under the Xerox brand. We also sell bond paper under our brands Facia, Vision and Fastway. In 2001, approximately 94% of our bond paper production was sold to consumers, of which approximately 79.4% of which was sold as cut-sized bond paper.

         Although we still produce bond paper at our Pondercel paper mill, we ceased production of virgin pulp at our Pondercel pulp mill in February 2001 and began to import our full virgin pulp requirements. This cost savings measure was instituted in response to declining prices of virgin pulp and our increased costs of pulp production.

         We continuously review our printing and writing products operations in order to identify alternatives and opportunities to further enhance the cash flow of our overall business. The focus of this review may include: (a) possible changes in our printing and writing operations designed to enable us to maintain a leadership position in the market and ensure long-term competitiveness, and
(b) consideration of other alternatives for the future of these operations, including a possible sale.

         Specialty Paper. We are the largest manufacturer in Mexico in terms of production volume of specialty paper products for both industrial and consumer products companies. Our production of specialty paper, which is manufactured at two of our paper mills, reached 24,228 tons in 2001. The table below presents these products and their application. These are niche-market products.

Product                                             Application
-------                                             -----------
Cookie liner                 Resists humidity and grease; used for packing cookies.
Humidity-resistant paper     For milk containers, milk and cheese packaging and paper cones.
Candy cup stock              For chocolate, candy and biscuit packing.
Release paper                For the back of self-adhering labels.
Wax base paper               For the bags in cereal boxes and for packing popsicles.
Opaque glassine              Grease-resistant, for printing and lamination.
Full liner                   Aluminum-laminated paper for packing food products.
Anti-mold paper              Treated with anti-fungal agents for wrapping soaps.
Surgical wrap                For packaging syringes.
Liner                        For lining carton cylinders.
Carbonless paper             For airplane tickets, bank deposit slips and other types of payment slips.

Sales, Marketing & Distribution

         We currently use multiple marketing strategies for each of our product categories, which vary and depend on the particular product line. The focus of our strategy is to increase our geographic coverage and market share.

         For the consumer products segment of our business especially, we continuously seek to introduce new designs for our products that are complementary to our existing products. This strategy allows us to leverage our loyal customer base and to increase sales. Additionally, through this strategy we are able to maintain and enhance the image and name of our products in the marketplace. We are also developing line extensions for our existing products to allow us to offer products in different price points. This allows our customers to move up or down the quality spectrum depending on their economic status.

         Our advertising strategy includes:

         o   television and radio advertising campaigns for up to 50 weeks,

         o   advertising campaigns in news print media,

         o   direct mail campaigns to consumers, and

         o   telephone marketing campaigns via our toll-free numbers.

         We also periodically run special promotions for trial and awareness of certain products, which include bonus packs, back-to-school promotions and samples. We also license well-known images and brand names, such as Disney characters, to help promote new consumer products. Some of our television advertisements have been awarded prizes or have been otherwise acknowledged by advertising agency associations in the United States, Mexico, Argentina and Panama.

         For our industrial paper products, our focus is to increase market share through improvements in quality, service and customer orientation. Our emphasis on quality is exemplified by requirements we have met and surpassed to receive certain certifications, such as ISO 9002 in five of our plants. We also have the capability to customize our products to meet specific customer requirements and have a technical support staff in place to assist our customers after the point of sale.

         The marketing and promotion of our industrial paper products is focused on attending and sponsoring various conventions, fairs and expositions and advertising in trade magazines. We regularly have booths and provide technical presentations at such events.

         In addition to our marketing staff, we maintain a large specialized sales force. Our sales force serves the dual purpose of maintaining good customer relations through constant and direct contact with consumers and continuing the development of our relationships with key distributors.

         Our sales offices in Monterrey, Mexico City and Guadalajara handle the promotion and sale of our products. We sell on the basis of a single price list, though discounts may be given for clients who meet certain standards, including volume. We generally make our sales on the basis of periodic purchase orders at current prices referenced to international market prices. We do not have long-term supply contracts with our customers.

         We have a distribution system comprised of distribution centers covering every principal geographic area of Mexico, including the cities of Mexico City, Guadalajara, Monterrey, Culiacan, Torreon, Tijuana and Villahermosa. Our distribution system includes eight distribution centers for our consumer products and three distribution centers for both our printing and writing products and packaging products divisions, allowing reliable and prompt delivery.

         All of our consumer products and printing and writing products are processed through our distribution centers. Approximately 51% of our industrial paper products are sent directly to our major customers while the remaining 49% are processed through our distribution centers. We also use wholesalers to reach our small retail and industrial customers and in regions that are far from our distribution centers.

         Approximately 92% of our shipments are handled by external freight transportation service providers and the remaining 8% are handled by our own fleet. Our fleet includes both owned and leased trucks and trailers. We are currently increasing our fleet selectively on our principal routes to reduce logistical costs.

         In Central America, we use distributors and sales agents to distribute our products, except tissue jumbo rolls, in Nicaragua, Guatemala, El Salvador, Honduras, and Panama. In Costa Rica, we distribute our products through a subsidiary, except for away-from-home products, which we distribute through a third party distributor.

         We do not have exclusivity arrangements with any of our distributors.

Customers

         In the twelve-month period ended December 31, 2001, our ten largest customers accounted for approximately 28.5% of our net sales. No customer accounted for more than 5.3% of our net sales in such period. We do not believe that the loss of any single customer would have a material adverse effect on our business.

         Our customer base by product category is as follows:

Product Category                               Customer Base
----------------                               -------------
Consumer Products:
Tissue  products                  For our brands, wholesalers, large Mexican
                                  retail stores, convenience stores, pharmacies and government stores and, for private label products, large Mexican retail stores.


Feminine-care products            Wholesalers, large Mexican retail stores,
                                  convenience stores, pharmacies and government stores.

Adult incontinence products       Wholesalers, large Mexican retail stores,
                                  convenience stores, government stores and pharmacies.

Baby diapers                      Wholesalers, large Mexican retail stores,
                                  convenience stores, government stores and pharmacies.

Away-from-home products           Restaurants, hotels, office buildings, and
                                  factories.

Notebooks                         Wholesalers, large Mexican retail stores,
                                  convenience stores and government stores.

Packaging Products:
Packaging paper                   Industrial sector companies in Mexico that
                                  manufacture bags for the packaging of
                                  industrial products.

Multi-wall bags                   Companies in Mexico and abroad that
                                  manufacture and pack cement, corn flour, gypsum, lime, pet food and chemical products.

Corrugated boxes                  Mexican industrial products companies.

Printing and Writing Products:
Printing and writing paper        Commercial sector companies in Mexico,
    (bond paper)                  consisting of printers, editors and
                                  lithographers, and governmental agencies.

Specialty paper                   Industrial and commercial sector companies in
                                  Mexico depending on the specific use of the product.

Manufacturing Operations

Raw Materials

         Raw materials constituted approximately 75.3% of our total cost of sales in 2001. The principal raw materials used in our paper production processes are virgin pulp, recyclable paper, chemicals, energy and water.

         Virgin Pulp. Virgin pulp, which is made from wood, is a principal raw material used in manufacturing printing and writing products and we import our full virgin pulp requirements. We now obtain our virgin fiber from U.S., Canadian, Brazilian and Asian producers. We believe that it is unlikely that we will have any problems obtaining virgin pulp in the future because of our long-standing reciprocal relationship with our suppliers and the general availability of virgin pulp at prevailing international market prices. See "Item 5: Operating and Financial Review and Prospects--The International Pulp and Paper Products Market."

         Recyclable Paper. Secondary fiber, which is made from recyclable paper, is the preferred raw material for the production of kraft paper used in packaging and, if the recyclable paper is of deinking grade quality, for the production of tissue paper and printing and writing paper. We collect recyclable paper and cardboard in Mexico and in the United States. The recyclable paper we collect represented approximately 62% of our secondary fiber needs in 2001. We purchased the remaining approximately 38% from a wide number of suppliers located in Mexico and in different areas of the United States. We also occasionally sell recyclable paper that does not meet our specifications for the production of paper products to third parties. We believe that it is unlikely that we will encounter significant difficulties in obtaining recyclable paper at reasonable prices because of the large supply currently available in the United States.

         We believe that we have the largest recyclable paper collection system in Mexico in terms of tonnage. We collect recyclable paper and cardboard from large industrial customers such as Ford Motor Company and General Motors Corporation and from large retail customers such as Wal-Mart and Target. We generally enter into one-or two-year collection contracts whereby we pick up the recyclable paper and cardboard at our customers' stores and plants and pay a negotiated price per ton. We have established nine collection centers in Mexico and the United States for receipt of both collected and unsolicited recyclable paper and cardboard. See "--Property, Plants and Equipment."

         We believe that recyclable paper should become more available as the Mexican population is made more aware of the impact of recycling on the environment. To this effect, we have instituted a program called Recicla y Gana, or Recycle and Win, whereby people are encouraged to bring their recyclable paper to local retail store chains in exchange for coupons for use in such stores.

         Energy and Chemicals. We purchase the power requirements for our production facilities, except the Pondercel plant, from the Federal Electricity Commission or the Comision Federal de Electricidad, the Mexican state-owned electric company. The Pondercel plant generates its own power from an adjacent energy plant which is normally powered by fuel oil, but which has the capacity to be powered by gas when it is necessary or cost effective to do so. We are contemplating certain arrangements with regard to our energy requirements, including possible cogeneration agreements with third parties in some of our plants.

         We use chemicals such as colorants, plastifiers, fungicides and fillers in the production of paper, particularly specialty paper. These chemicals are purchased from Mexican suppliers.

         Water. The paper production process requires the use of significant volumes of water. As some of our mills are located in areas where water is scarce and therefore expensive, we seek to use it efficiently. We have installed water recycling facilities in all of our mills. We believe that our water supplies are sufficient for all existing and contemplated activities. At some of our plants we have constructed wells to supply our water needs.

         We have obtained all necessary permits and concessions for these wells from the National Water Commission. In 2001, we took advantage of a 20% discount on the rights payable for water intakes from water wells, pursuant to an amendment to the Mexican Law of Federal Rights or Ley Federal de Derechos. This Law also provides the discount for 2002, although the transitory section provides for certain conditions for the applicability of such discount. The analysis and approach taken by all companies affiliated to the Mexican National Chamber of the Pulp and Paper Industries, is that the discount continues to apply. Our other plants use municipal water supplies.

         In Ecatepec, we receive all of the water we use at our tissue production plant from Kimberly Clark de Mexico, S.A. de C.V. ("KCM"), one of our competitors, pursuant to an agreement that expires in 2003. We believe that KCM will renew that contract because it allows KCM to share its water costs with us. If KCM terminates the contract, we will be required to procure water directly from the municipality of Ecatepec. In the event of such termination, we cannot assure you that the municipality of Ecatepec will have sufficient water to supply our needs, or, if so, whether payments for such water would be at market rates.

Insurance

         The following are the most important insurance policies we maintain:

         o all risk insurance for our plants and machinery for up to US$210 million per event which includes coverage for physical damages and interruption of operations and is subject to various sub-limits. Our all risk insurance covers lost profits after the first seven days of inoperability.

         o civil liability insurance with a US$6 million combined limit per event. The policy covers civil liability in respect of fixed assets and activities, products sold in Mexico and abroad, including in the United States and Canada, and leases.

         o all risk freight insurance for up to Ps.12.5 million per shipment. This insurance covers shipments originating from any point in the world with destinations to any other point in the world.

         We do not have any outstanding or uncollected insurance claims.

Intellectual Property

         We own and have duly registered in Mexico all of our brands. We have also registered our principal brands in Central America. See "--Market Share and Competition."

         We also license the right to use Disney characters in our promotional materials and packaging, generally pursuant to one-year agreements that we regularly renew. We use the Scottis brand for our facial tissue pursuant to a 25-year license from KCM that is royalty free and renewable at our discretion. We can use the Scottis and Regio brands only in Mexico. For our feminine-care and adult-incontinence products, we use production technology developed by SCA Hygiene Products, AB, our joint venture partner in Sancela, pursuant to a license agreement.

Environmental Matters

         In each jurisdiction in which we operate, our business operations and facilities are subject to stringent and complex laws and regulations relating to pollution, protection of public health and the environment, and employee safety and health. In Mexico, our operations are subject to the Mexican General Law of Ecological Balance and Environmental Protection, or Ley General del Equilibrio Ecologico y Proteccion al Ambiente, and the rules published thereunder, and various state and municipal laws. In accordance with this ecological law, companies engaged in industrial activities such as ours are subject to the regulatory jurisdiction of:

         o the Ministry of the Environment and Natural Resources, or Secretaria de Medio Ambiente y Recursos Naturales, which has broad discretion in carrying out its statutory mandate,

         o the National Institute of Ecology, or Instituto Nacional de Ecologia, its regulatory arm, and

         o the Office of the Attorney General for Protection of the Environment, or Procuraduria Federal de Proteccion al Ambiente, known as Profepa, its enforcement arm.

         As part of its enforcement powers, the Ministry of the Environment and Natural Resources, through Profepa, is empowered to bring administrative proceedings against companies that violate environmental laws, to impose economic sanctions and to temporarily or permanently close non-complying facilities. Under the ecological law, the Mexican government has implemented an aggressive program to protect the environment by promulgating rules concerning water, land, air and noise pollution, hazardous substances and wastes.

         The Ministry of the Environment and Natural Resources adopted standards governing the quality of discharged water, which became effective on January 1, 2000 with respect to our Pondercel plant in Anahuac, Chihuahua and January 1, 2001 with respect to our Industrial Papelera Mexicana plant in Uruapan, Michoacan. We have invested approximately US$6.4 million on the water treatment plants at such facilities. We believe that we are in compliance with applicable water discharge standards. We estimate that we will spend approximately US$8.4 million within the next five years on environmental compliance efficiency upgrades, upgrades resulting from increased production and water treatment for use in the production process. See "Item 3: Key Information--Risk Factors--Risk Factors Relating to Our Operations--Our environmental compliance costs could increase in the future."

         Historically, Mexico's environmental laws have not been enforced as vigorously as have environmental laws in the United States. In connection with NAFTA, the United States, Mexico and Canada entered into a side agreement pursuant to which the Mexican government agreed to enhance compliance with and enforcement of its existing environmental laws and regulations. The side agreement also created the trilateral Commission on the Environment, which is empowered to review submissions from persons asserting that any of the parties is failing to enforce effectively its environmental laws. The Commission on the Environment must then decide first, whether a response should be requested from the relevant party and second, whether to prepare a factual record concerning the submission.

         The parties also agreed that persons may request a given country's authorities to investigate alleged violations of its environmental laws and that persons with legally recognized interests will have access to administrative, quasi-judicial or judicial proceedings for the enforcement of environmental laws, including, in accordance with such country's law, the right to sue for damages or to seek sanctions or injunctions. The side agreement also allows any party to object to another party's persistent pattern of failure to effectively enforce its environmental law. If such a pattern is established and not remedied, it may lead under certain circumstances to a monetary assessment against that party and/or a suspension of NAFTA benefits for that party or parties. We cannot assure you that our operations will not be subject to more strict Mexican federal or state environmental laws or more strict interpretation or enforcement of those laws in the future.

         We believe that our operations and properties are in substantial compliance with applicable environmental laws and regulations. However, the nature of our operations expose us to the risk of claims with respect to environmental matters and there can be no assurance that material costs or liabilities will not be incurred in connection with such claims. Based on our experience to date, we believe that the future costs of compliance with existing environmental claims pursuant to such laws will not have a material adverse effect on our business, financial position or results of operations. However, future events such as changes in existing environmental laws or their interpretation, more vigorous enforcement policies of regulatory agencies and new information may give rise to additional expenditures or liabilities that could be material.

Information Systems

         Because we have grown in part through acquisitions, our operating system platforms and applications have included a variety of hardware and software owned by the companies that we have acquired. During 2000 and 2001 we upgraded our hardware and software, implemented an integrated, uniform and more reliable information system (CopamexPro) and trained our employees on the use of this system. This system, which is already in use in our consumer products division, may be phased into our other operations in the future and should optimize inventory levels and reduce the aging of receivables. We also believe that this system will increase our profitability, improve customer service and increase employee efficiency.

Corporate Information and Organizational Structure

         Our full legal name is Copamex, S.A. de C.V. and we were registered as a corporation (sociedad anonima de capital variable) in Monterrey Mexico under the Mexican Companies Law (Ley General de Sociedades Mercantiles) on December 30, 1975 with a corporate life of 99 years. The address of our principal executive office is Montes Apalaches 101, Residencial San Agustin, San Pedro Garza Garcia, Nuevo Leon, 66260 Mexico and our telephone number is (52) (81) 8152-6000.152-6000.

         The table and diagram below set forth our most important subsidiaries as of June 1, 2002.

                                                                       Jurisdiction of     Percentage
Name of Company                                                         Establishment       Owned(1)
                                                                       ---------------     ----------
Copamex Papeles para Escritura e Impresion, S.A. de C.V. ..........       Mexico              99.99%
         Pondercel, S.A. de C.V....................................       Mexico              99.99
         Comercializadora Copamex, S.A. de C.V.....................       Mexico              99.99

Copamex Empaque, S.A. de C.V.......................................       Mexico              99.99
         Sacos y Envases Industriales, S.A. de C.V.................       Mexico              99.99
         Copamex Corrugados, S.A. de C.V...........................       Mexico              90.00
         Papelera de Chihuahua, S.A. de C.V........................       Mexico              99.99
         Maquinaria y Equipo Pachisa, S.A. de C.V. ................       Mexico              99.99
         Maquinaria y Equipo Papelera, S.A. de C.V.................       Mexico              99.80
         Cia. Papelera Maldonado, S.A. de C.V......................       Mexico              99.99
         Maquinaria y Equipo Seisa, S.A. de C.V....................       Mexico              99.99

Copamex Productos al Consumidor, S.A. de C.V.......................       Mexico              99.99
         Sancela, S.A. de C.V......................................       Mexico              51.00
         Industrial Papelera Mexicana, S.A. de C.V.................       Mexico              99.99
         Papeles Higienicos de Mexico, S.A. de C.V.................       Mexico              99.99
         Papeles Higienicos del Centro, S.A. de C.V................       Mexico              99.99
         Copamex Comercial, S.A. de C.V............................       Mexico              99.99

Others
Corporativo Copamex, S.A. de C.V...................................       Mexico              99.99
Grupo Copamex de Centroamerica, S.A...............................       Costa Rica          99.99
Industrias Unidas de Centroamerica, S.A...........................       Nicaragua           70.00


-------------
(1) Percentage of equity capital owned by us directly or indirectly through subsidiaries.



Property, Plants and Equipment

         The table below presents our total annual installed capacity by product category as of December 31, 2001, and actual production and utilization for 2001. Annual installed capacity was calculated on the basis of 24-hour, 365 days' continuous production. Actual production is expressed in tons, unless otherwise noted.

                                                                     Operating
   Product                                                 Actual       Rate
   Category                                              Production    (in %)
--------------                                           ----------  ---------
Consumer Products
Tissue products........................................    132,962      91.4
Feminine-care products(1)..............................      1,220      83.6
Adult Incontinence Products(2).........................        700       6.1(3)
Baby Diapers(1)........................................        201.7    42.0
Away-from-home products................................      5,296      66.2
Notebooks..............................................      3,359      24.3

Packaging Products
Kraft paper............................................    220,838      91.3
Multi-wall bags(1).....................................        477      82.8
Corrugated boxes.......................................     55,421      89.4

Printing and Writing Products
Printing and writing paper.............................    188,698      82.0
Specialty paper........................................     24,228      86.5

---------------
(1) In millions of units.
(2) In thousands of units. We began producing adult incontinence products in November 2001.
(3) On an annualized basis. Our operating rate for the two months ended December 31, 2001 was 36.5%.


         Our various production facilities are located in the Mexican states of Nuevo Leon, Chihuahua, Jalisco, Puebla, Mexico, Michoacan, Queretaro and in Mexico City. Our production and conversion facilities outside of Mexico are located in Nicaragua and Costa Rica. We own all of our facilities. The table below sets forth certain information regarding the corporate owner of, location of and products manufactured at our significant facilities.


                              Plant (Location)                                               Activity
                              ----------------                                               --------
1.  Consumer Products Group
Papeles Higienicos del Centro, S.A. de C.V. (Ecatepec, Estado de Mexico)...   Tissue paper production; Production
                                                                              of away-from-home products
Papeles Higienicos de Mexico, S.A. de C.V. (San Nicolas de los Garza, Nuevo   Tissue paper production; De-inking of
Leon)......................................................................   recyclable paper
Industrial Papelera Mexicana, S.A. de C.V. (Uruapan, Michoacan)............   Tissue paper production; De-inking of
                                                                              recyclable paper
Sancela, S.A. de C.V. (Ecatepec, Estado de Mexico).........................   Production of feminine-care products
Inpamex Planta Huehuetoca, S.A. de C.V. (Huehuetoca, Estado de Mexico).....   Production of notebooks;
                                                                              Polyethylene-laminated paper
                                                                              production for the further production
                                                                              of bags
Industrias Unidas de Centroamerica, S.A. (Granada, Nicaragua)..............   Tissue paper production
Grupo Copamex de Centroamerica, S.A. (San Jose, Costa Rica)................   Conversion of tissue paper into
                                                                              napkins and bathroom tissue
Copamex Higiene Infantil, S.A. de C.V.(1) .................................   Production of Baby Diapers

2.  Packaging Products Group
Papelera de Chihuahua, S.A. de C.V. (Chihuahua, Chihuahua).................   Kraft paper production
Cia. Papelera Maldonado, S.A. de C.V. (San Nicolas de los Garza, Nuevo Leon)  Kraft paper production
Sacos y Envases Industriales, S.A. de C.V. (San Nicolas de los Garza, Nuevo   Glued bags production
Leon)......................................................................
Sacos y Envases Industriales, S.A. de C.V. (Guadalajara, Jalisco)..........   Sewn bags production
Sacos y Envases Industriales, S.A. de C.V. (Tehuacan, Puebla)..............   Sewn and glued bags production
Sacos y Envases Industriales, S.A. de C.V. (Tlalnepantla, Mexico, D.F.)....   Pet food and pinch bottom bags and
                                                                              bags production
Copamex Corrugados, S.A. de C.V. (Atzcapozalco, Mexico, D.F.)..............   Corrugated boxes
Sacos y Envases Industriales, S.A. de C.V. (Chihuahua, Chihuahua)..........   Glued bags production
Copamex Corrugados, S.A. de C.V. (San Nicolas de los Garza, Nuevo Leon)....   Corrugated boxes
Grupo Copamex de Centroamerica, S.A. (San Jose, Costa Rica)                   Conversion of kraft paper into
                                                                              multi-wall bags

3.  Printing and Writing Products Group
Pondercel, S.A. de C.V. (Anahuac, Chihuahua)...............................   Bond paper production
Papelera de Chihuahua, S.A. de C.V. (Chihuahua, Chihuahua).................   Bond paper production
Industrial Papelera Mexicana, S.A. de C.V. (Uruapan, Michoacan)............   Bond paper production
Cia. Papelera Maldonado, S.A. de C.V. (San Nicolas de los Garza, Nuevo Leon)  Bond paper production
                                                                              Specialty paper production

---------------
(1)  An affiliate of ours.  All of its production is sold and distributed by us.

         We follow a scheduled maintenance program for all plant machinery involving regular maintenance shutdowns and we believe that our plants and equipment are currently in a good state of repair. We have not experienced any significant production stoppages due to equipment failure.

         In addition to the aforementioned plants and facilities, we own or lease nine recyclable paper collection and storage sites capable of collecting an aggregate of approximately 400,000 tons of recyclable paper a year. These sites are located in Chihuahua, Ciudad Juarez, Guadalajara, San Nicolas de los Garza and Saltillo in Mexico and El Paso, Albuquerque, McAllen and Arlington in the United States. We also have a sales offices in Monterrey, Mexico City and Guadalajara.

Capital Expenditures

         The following table sets forth our historical capital expenditures for expansion of production.


                                                      Year Ended December 31,
                                                   ----------------------------
                                                   1999        2000        2001
                                                   ----        ----        ----
In millions of U.S. dollars
Consumer products...........................       11.1         7.9        11.8
Packaging products..........................        7.5         9.2        10.2
Printing and writing products...............       14.7        20.0         0.7
                                                   ----        ----        ----
  Total.....................................       33.3        37.1        22.7
                                                   ====        ====        ====

         We intend to spend a total of approximately US$2.6 million from January 1, 2002 through December 31, 2003 to build a water treatment facility in Monterrey. We expect to install a tissue line with an annual production capacity of 36,000 tons and to commence operation during the third quarter of 2002. This tissue line was funded with the GE Machinery Operating Lease II.

Market Share and Competition

         The following description of market share and competition factors for our most significant products excludes recyclable paper because a significant portion is used in the production of paper products and is not sold to the third parties.

Consumer Products

         Tissue Products. We are the second largest producer of tissue paper in Mexico in terms of sales volume. We are the largest producer in Mexico of generic brands of tissue products. Our tissue paper brands include Regio, one of the most-widely recognized consumer brand names in the Mexican tissue market and the second best-selling brand in the premium segment, Scottis, the number two brand overall for facial tissue, Tessy, Lovly, Boreal, and Flen.

         Feminine-Care Products and Adult Incontinence Products. Our subsidiary, Sancela, is the second largest producer and seller of feminine-care products in Mexico. Sancela sells feminine-care products under the brand name Saba, which is the number one brand in Mexico in terms of sales, and adult incontinence products under the brand name Tena. We are the number one producer in Mexico of heavy adult incontinence products and the number two producer of light adult incontinence products.

         Baby Diapers. We offer baby diapers under the brand name DryKids (launched in February 2002) and other private brands. Our baby diaper products are currently manufactured by our affiliate, COHINSA. We sell these products to the public through retail stores and drugstores in Mexico with respect to the DryKids brand and to wholesalers with respect to private brands. We believe that baby diapers will become a more significant product line for us in the future.

         Away-From-Home Products. We began selling away-from-home products in 1998. Based on our estimates, we control an 8.8% share of the Mexican market measured by volume, giving us the number three position in Mexico in this segment. We have a complete portfolio of products and address all of the economic segments. We use the Benefit and Floresta brands in this segment.

         Notebooks. With our joint venture with El Cid, which allowed us to enter into the premium and super-premium notebook markets, we believe that we are the fourth largest manufacturer of notebooks in Mexico in terms of production capacity. We sell notebooks under the brand names Shock (which is one of the most widely-recognized brands in the Mexican notebook market), Wow, Collection, Titanium, Master Degree, Basket, El Cid, Leather Concept, Stone Graphix and Milenium, among others.

Packaging Products

         Kraft Paper. We are the largest Mexican producer in terms of units produced of kraft paper for multi-wall bags, accounting for approximately 68.5% of Mexican sales for such products in 2001, and the third largest producer of kraft paper overall. The principal competitors in Mexico include Grupo Industrial Durango, S.A. de C.V. and Smurfit Carton y Papel de Mexico, S.A. de C.V., both producers with substantial operations in containerboard and industrial paper. Imports accounted for a significant portion of the remainder of Mexican sales.

         Multi-Wall Bags. We believe we are the largest producer of multi-wall bags in Mexico in terms of units produced, and estimate that we produce approximately two times as many multi-wall bags as the next largest producer, Productora de Bolsas de Papel, S.A. de C.V. This producer, which is a subsidiary of Grupo Cemex, the leading Mexican cement maker, supplies all of its production to its affiliates. We also sell multi-wall bags to Grupo Cemex, which is our largest customer for that product. Imports have not been a significant factor in this market.

Printing and Writing Products

         Printing and Writing Paper. We are the largest manufacturer of cut-size bond paper in Mexico in terms of production and the second largest overall manufacturer of bond paper in Mexico after KCM. Imports represented a significant portion of the remainder of Mexican sales. In 2001, we ranked second in terms of Mexican sales of bond paper and printing and writing paper, covering an estimated 27.7% of total sales of bond paper and 18.5% of total sales of printing and writing paper. Our bond paper brands include Facia, Vision and Fastway, among others.

         Specialty Paper. Imports account for the majority of apparent demand for specialty paper in Mexico. We are the largest producer of specialty paper in Mexico in terms of production volume. The large presence of imports is primarily due to the current limited production capacity available in Mexico.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

         The following discussion should be read in conjunction with, and is qualified in its entirety by reference to our Consolidated Financial Statements and the notes thereto included elsewhere herein. The Consolidated Financial Statements have been prepared according to Mexican GAAP, and on a consolidated basis to reflect the financial condition and results of operations of the Company and our consolidated subsidiaries. See Note 17 to the audited consolidated financial statements for a discussion of certain differences between U.S. GAAP and Mexican GAAP.

General

         In recent periods, our financial condition and results of operations have been significantly influenced by the following three factors:

         o movements in international pulp and paper prices and their effect on our cost of producing printing and writing products and packaging products,

         o the state of the Mexican economy, particularly the rate of economic growth and its effect on the demand for our products, the value of the peso against the U.S. dollar and inflation rates, and

         o   our strategic acquisitions.

Mexican Economic Factors

         Substantially all of our operations are situated in Mexico. Approximately 94.7% of our revenues in 2001 and 94.4% of our revenues in 2000 resulted from sales generated within Mexico. Accordingly, Mexican economic conditions and government policies have a significant impact on our operations and revenues.

Mexican Economic Growth and Demand

         Changes in Mexico's gross domestic product generally affect the demand for printing and writing and packaging products. As a result, our printing and writing and packaging product prices and gross margins, which are a measure of our gross profit as a percentage of net sales, are affected. For example, during 2001, Mexico's gross domestic product decreased 0.3%, and apparent demand of white printing and writing paper decreased 0.5%. Similarly, cement companies, the primary consumers of multi-wall bags, decreased their demand for such bags as a result of a 4.5% decline in construction activity. Overall, apparent demand for such bags decreased 11.6% in 2001.

         The demand for bathroom tissue and related products is less sensitive to fluctuations in gross domestic product. For example, in 2001 Mexico's gross domestic product decreased 0.3%, while the demand for bathroom and facial tissue increased 1.9%. This demand is generally associated with retail sales, which increased 2.7%. Other factors that favorably affect the consumption of tissue paper are the recovery of real salaries, as well as a greater availability of consumer credit, particularly credit given by department and grocery stores.

Effect of Devaluation and Inflation

         Fluctuations in the value of the peso and high rates of inflation have the following impact on our results of operations and financial condition:

         o A significant devaluation of the peso and high inflation generally will cause a decline in Mexico's gross domestic product which, as discussed above, results in a decline in the domestic demand for our products, particularly industrial paper products. Our industrial paper products, which include printing and writing and packaging products, represent 52.6% of our total sales.

         o Whenever the inflation rate in Mexico exceeds the rate of devaluation of the peso against the U.S. dollar, our gross margin is likely to be negatively affected. Because the peso price of our printing and writing products is generally based on international U.S. dollar prices, assuming international pulp and paper prices remain constant, the peso price of our printing and writing products tend to increase at a rate similar to the rate of peso devaluation, while our costs and operating expenses, which are largely in pesos, tend to increase at the rate of inflation. We experienced this effect in 2000, when the rate of inflation was 9.0%, which significantly exceeded the rate of devaluation of 1.2% in 2000. In 2001, the inflation rate was 4.4%, while the peso appreciated by 4.6%. The inverse effect occurs when the rate of peso devaluation exceeds the inflation rate. For example, in 1998, the rate of inflation was 18.6% while the rate of peso devaluation was 22.7%. This effect helps us increase our gross margin.

         o Our net foreign exchange gains or losses reflect the impact of changes in foreign exchange rates on our assets and liabilities denominated in currencies other than pesos. A foreign exchange loss arises in our results of operations if a liability is denominated in a foreign currency, such as U.S. dollars, that appreciates relative to the peso between the time the liability is incurred and the date it is repaid. This is because the appreciation of the foreign currency increases the amount of pesos that we need to purchase the foreign currency necessary to repay the liability. For example, in 1999, we recorded a foreign exchange gain of Ps.241 million, reflecting the impact of a peso appreciation of 4.0% on our U.S. dollar-denominated indebtedness of US$503 million. In 2000 we recorded a foreign exchange loss of Ps.93 million, reflecting the impact of a peso devaluation of 1.2% on our U.S. dollar denominated indebtedness of US$539 million. In 2001 we recorded a foreign exchange gain of Ps.261 million, reflecting the impact of a peso appreciation of 4.6% on our U.S. dollar-denominated indebtedness of US$488 million.

         o Our gain or loss in monetary position reflects the impact of inflation on our net monetary assets and liabilities. For example, a gain on monetary position results from holding net monetary liabilities in pesos during periods of inflation due to the decline in the purchasing power of the peso over time. In 2000 we recorded a gain of Ps.380 million in our monetary position, reflecting the impact of 9.0% inflation on our net monetary liability position of Ps.4,561 million. In 2001, we recorded a gain of Ps.180 million in our monetary position, reflecting the impact of a 4.4% rate of inflation on our net monetary liability position of Ps.4,201 million.

         o Substantially all of our indebtedness outstanding on the date of this annual report is U.S. dollar-denominated. In periods of devaluation, the peso-carrying value of our U.S. dollar-denominated debt increases on our balance sheet to reflect the additional pesos required to meet our foreign currency liabilities and a reduction in our stockholder's equity.

The International Pulp and Paper Products Market

         The costs of production of our printing and writing products are affected by the international prices of pulp and paper, which are in turn affected by global supply and demand for such products. Since February 2001, we have imported 100% of our virgin pulp requirements. As a general rule, when international prices of pulp increase, our costs of production for printing and writing products also increase. This negatively affects our profit margin, as we cannot always pass this increased cost on to our customers. The inverse effect occurs when the international price of pulp decreases, our costs of production for printing and writing products decrease. This may increase our profit margin. Changes in the international prices of pulp and paper do not significantly affect the prices of our consumer and packaging products, because we use a minimal amount of virgin pulp to make these products. See "Item 3: Key Information--Risk Factors--Risk Factors Relating to Our Operations--Our prices, cash flow and our profitability for our printing and writing products may decrease because of down cycles in the paper industry."

         Prices in the United States pulp and paper industry reached record levels in late 1995. In early 1996, prices for pulp began to decline, reaching an average of approximately US$430 per ton of pulp for Bleached Soft-Wood Kraft U.S. Southern, which is a benchmark for paper prices, by the second quarter of 1996. Prices then stabilized for over a year, increased to an average of approximately US$557 per ton in the second half of 1997 and decreased during 1998 to approximately US$501 per ton in the first half and to approximately US$476 per ton in the second half of the year. During 1999, the average price of pulp recovered, reaching approximately US$544 per ton in the second half of 1999. This increase was due mainly to the recovery of Asian economies and a reduction of inventory levels. During the first part of 2000, the average price of pulp further recovered, reaching approximately US$640 per ton. By mid-2001, the price of virgin pulp had fallen to US$520 per ton. This decrease was due to a slight increase in industry wide pulp inventory levels and a downward trend in the pulp price cycle. In December, 2001, the average price of virgin pulp was US$445 per ton, mainly due to the worldwide economic slowdown, which had an adverse effect on worldwide apparent demand for paper, causing it to decrease 2.4% in 2001.

         The worldwide economic slowdown, the decrease in paper demand and lower sales of virgin pulp were all factors related to the reduction in the international pulp market prices.

Net Sales By Division

         The table below presents our sales to third parties by division in the years 1999, 2000 and 2001.

                                                               Year ended December 31,
                                   -----------------------------------------------------------------------------
                                            1999                        2000                     2001
                                   -----------------------------------------------------------------------------
                                                   % of                        % of                    % of
                                     Pesos       total Sales     Pesos       total Sales   Pesos     total Sales
                                                  Millions of constant December 31, 2001 Pesos
Consumer Products................  Ps. 3,029         43%       Ps. 3,575         45%    Ps. 3,610        48%
Packaging Products...............      1,762         25%           1,841         24%        1,862        24%
Printing and Writing Products....      2,277         32%           2,451         31%        2,146        28%
                                   ---------        ----       ---------         ---     --------       ----
Total............................  Ps. 7,068        100%       Ps. 7,867        100%    Ps. 7,618       100%
                                   =========        ====       =========        ====    =========       ====

Fiscal Year 2001 Compared with Fiscal Year 2000

Net Sales

         Net sales decreased 3.2% from Ps.7,867 million in 2000 to Ps.7,618 million in 2001. This decrease was due to a 12.4% decrease in net sales of printing and writing products. The decrease was partially offset by 1.0% increase in net sales of consumer products and 1.1% increase in net sales of packaging products.

         Consumer Products. Consumer products sales increased 1.0% from Ps.3,575 million in 2000 to Ps.3,610 million in 2001. This increase was caused by:

         o an increase in sales volume of consumer products due to an increase in sales volume of feminine-care products due to an efficient advertising campaign,

         o an increase in unit sales of baby diapers, which we began to sell in September 2000, and

         o   an increase in unit sales of adult incontinence products.

         The increase in the sales volume in consumer products was partially offset by a decrease in the sales price in real terms of our consumer products due to our inability to raise our prices at a rate equal to the rate of inflation because of the weak economic environment in 2001.

         Packaging Products. Packaging products sales increased 1.1% from Ps.1,841 million in 2000 to Ps.1,862 million in 2001. This increase was a result of new production capacity for corrugated boxes.

         Printing and Writing Products. Printing and writing products sales decreased 12.4% from Ps.2,451 million in 2000 to Ps.2,146 million in 2001. This decrease was caused by:

         o lower sales of pulp to third parties, associated with the closure of the Pondercel pulp mill in February 2001; and

         o a decrease in printing and writing products sales prices in real terms due to (i) the fact that our bond paper prices (which are generally tied to international pulp prices, which fluctuate based on the U.S. dollar) did not keep pace with inflation and (ii) the strength of the peso against the U.S. dollar.

Cost of Sales

         Cost of sales decreased 8.6% from Ps.5,359 million in 2000 to Ps.4,897 million in 2001. As a result, gross margin increased from 31.9% in 2000 to 35.7% in 2001. The decrease in cost of sales was caused by a decrease in the cost of our raw materials, improvements in productivity and the strength of the peso against the U.S. dollar.

         Consumer Products. Cost of sales of consumer products decreased 2.7% from Ps.2,018 in 2000 to Ps.1,963 million in 2001.

         Packaging Products. Cost of sales of packaging products decreased 3.0% from Ps.1,233 million in 2000 to Ps.1,196 million in 2001.

         Printing and Writing Products. Cost of sales of printing and writing products decreased 17.5% from Ps.2,108 million in 2000 to Ps.1,738 million in 2001.

Selling and Administrative Expenses

         Selling and administrative expenses increased Ps.78 million or 4.5%, from Ps.1,722 million in 2000 (21.9% of sales) to Ps.1,800 million in 2001 (23.6% of sales). The increase in selling and administrative expenses was due to:

         o increased advertising expenses stemming primarily from launching new product lines in our baby diaper market segment;

         o the introduction of new products such as baby diapers and corrugated boxes; and

         o an increase in operating costs mainly associated with organic growth in consumer products and packaging goods.

Operating Income

         Operating income increased 17.2% from Ps.786 million in 2000 to Ps.921 million in 2001. Operating margin, which is operating income as a percentage of net sales, increased from 10.0% in 2000 to 12.1% in 2001. Operating income and operating margin increased as a result of the decrease in the cost of our raw materials and production costs. EBITDA increased Ps.69 million or 5.7%, from Ps.1,215 million in 2000 to Ps.1,284 million in 2001.

Comprehensive Cost of Financing

         Comprehensive cost of financing decreased Ps.221 million, or 68.4%, from Ps.323 million in 2000 to Ps.102 million in 2001 for the reasons noted below.

         Net Interest Expense: Interest income increased 44.4% from Ps.27 million in 2000 to Ps.39 million in 2001. Interest expense decreased 8.7% from Ps.637 million in 2000 to Ps.582 million in 2001. On a net basis, interest expense decreased by Ps.67 million, or 10.9%, in 2001 as compared to 2000. This decrease was due to lower average interest rates.

         Exchange Gain (Loss): Exchange gain changed by Ps.354 million from a loss of Ps.93 million in 2000 to a gain of Ps.261 million in 2001. The change was due to the effect on our net dollar-denominated indebtedness of the 1.2% depreciation of the peso in 2000 as compared with the 4.6% appreciation of the peso in 2001.

         Result from Monetary Position: Gain in monetary position decreased 52.8% from Ps.380 million in 2000 to Ps.180 million in 2001. This decrease was due to the effect on our net peso-denominated indebtedness of a higher inflation rate during 2000 as compared with 2001.

Other Expenses

         Other expenses increased from Ps.70 million in 2000 to Ps.104 million in 2001.

Asset write down

         On October 26, 2001, we decided to permanently close the pulp mill located at Pondercel. This closure resulted in an extraordinary loss on our financial statements of Ps.601 million.

Income and Asset Taxes and Employee Profit Sharing

         The nominal corporate income tax rate is currently 35% of a company's taxable profits. If the corporate income tax payable in a fiscal year amounts to less than 1.8% of the average value of most of a company's assets, net of certain liabilities, then the company pays a minimum alternate asset tax in an amount equal to such percentage of those net assets.

         Effective January 1, 2003, the nominal corporate income tax rate in Mexico will decline by one percentage point each year until it reaches 32% in 2005.

         In addition, aside from wages and fringe benefits, Mexican companies are required by law to provide their workers with a share of profits equal to 10% of their taxable profit, calculated before adjustments for inflation or amortization of tax losses of previous years.

         Income and asset taxes and employee profit sharing decreased from Ps.238 million in 2000 to Ps.93 million in 2001. This decrease resulted from a decrease in deferred income tax expense, from Ps.208 million in 2000 to Ps.57 million in 2001, due to the effect of the application of Bulletin D-4 .

Net Income (Loss)

         Net income decreased from a gain of Ps.118 million in 2000 to a loss of Ps.57 million in 2001. This decrease was due to the asset write down of the Pondercel pulp mill described above.

Fiscal Year 2000 Compared with Fiscal Year 1999

Net Sales

         Net sales increased 11.3% from Ps.7,068 million in 1999 to Ps.7,867 million in 2000. This increase was due to a 18.0% increase in net sales of consumer products, a 4.5% increase in net sales of packaging products and a 7.6% increase in net sales of printing and writing products.

         Consumer Products. Consumer products sales increased 18.0% from Ps.3,029 million in 1999 to Ps.3,575 million in 2000. This increase was caused by:

         o   an increase in sales volume of our consumer products due to:

             o an increase in sales volume of feminine-care products due to an increase in installed capacity for such products in 1999,

             o an increase in sales volume of tissue products caused by the increase in the domestic demand and the plant located in Nicaragua that we acquired in February 2000, and

             o the increase in the sales volume in total consumer products was partially offset by a decrease in sales volume of our notebook products as a result of our strategy to sell products with a higher sales price.

         o an increase in the sales price in real terms of our consumer products, caused by:

             o an increase in the sales price in real terms of our tissue products, which resulted from a shift towards more value-added products

             o an increase in the sales price in real terms of our feminine-care products which resulted from a more attractive mix of products, and

             o an increase in the sales price in real terms in our notebook products as a result of a shift towards products with higher sales prices.

         Packaging Products. Packaging products sales increased 4.5% from Ps.1,762 million in 1999 to Ps.1,841 million in 2000. This increase was due to:

         o an increase in sales volume of our packaging products due to an increase in sales volume of multi-wall bags, an increase in sales volume of packaging paper products and an increase in sales volume of recyclable paper products due to the opening of new recycling centers, and

         o an increase in the sales price of multi-wall bags products and an increase in the sales price of recyclable paper products due to an increase in the market prices for such items.

         Printing and Writing Products. Printing and writing products sales increased 7.6% from Ps.2,277 million in 1999 to Ps.2,451 million in 2000. This increase was caused by:

         o an increase in sales volume of our printing and writing products particularly because of an increase in sales volume of specialty paper products and a large one-time sale of pulp, and

         o an increase in the sales price in real terms of our printing and writing products, caused by an increase in the sales price in real terms of pulp.

Cost of Sales

         Cost of sales increased 14.7% from Ps.4,672 million in 1999 to Ps.5,359 million in 2000. As a result, gross margin decreased from 33.9% in 1999 to 31.9% in 2000. The increase in cost of sales was caused by the increase in the cost of our raw materials and an increase in sales volume.

         Consumer Products. Cost of sales of consumer products increased 16.2% from Ps.1,736 in 1999 to Ps.2,018 million in 2000.

         Packaging Products. Cost of sales of packaging products increased 14.1% from Ps.1,081 million in 1999 to Ps.1,233 million in 2000.

         Printing and Writing Products. Cost of sales of printing and writing products increased 13.7% from Ps.1,854 million in 1999 to Ps.2,108 million in 2000.

Selling and Administrative Expenses

         Selling and administrative expenses increased Ps.260 million or 17.8%, from Ps.1,462 million in 1999 (20.6% of sales) to Ps.1,722 million in 2000 (21.9% of sales). The increase in selling and administrative expenses was due to:

         o an increase in the advertising and promotion of our tissue and feminine-care products,

         o an increase in freight costs associated with the transportation of a growing production volume, and

         o the continued development of our distribution infrastructure to meet our growing sales volume.

Operating Income

         Operating income decreased 15.8% from Ps.934 in 1999 to Ps.786 million in 2000. Operating margin, which is operating income as a percentage of net sales, decreased from 13.2% in 1999 to 10% in 2000. Operating income and operating margin decreased as a result of the increase in the cost of our raw materials and increase in the selling and administrative expenses. EBITDA decreased Ps.139 million or 10.3%, from Ps.1,354 million in 1999 to Ps.1,215 million in 2000.

Comprehensive Cost of Financing

         Comprehensive cost of financing changed from a gain of Ps.236 million in 1999 to a loss of Ps.323 million in 2000 for the reasons noted below.

         Net Interest Expense: Interest income increased 28.6% from Ps.21 million in 1999 to Ps.27 million in 2000. Interest expense increased 4.9% from Ps.607 million in 1999 to Ps.637 million in 2000. On a net basis, interest expense increased by Ps.24 million, or 4.0%, in 2000 as compared to 1999. This increase was due to an increase in the average debt balances during 2000 and higher average interest rates on such debt.

         Exchange Gain (Loss): Exchange gain changed Ps.334 million from a gain of Ps.241 million in 1999 to a loss of Ps.93 million in 2000. The decrease was due to the effect on our net dollar-denominated indebtedness of the 4.0% appreciation of the peso in 1999 as compared with the 1.2% depreciation of the peso in 2000.

         Result from Monetary Position: Gain in monetary position decreased 34.6% from Ps.581 million in 1999 to Ps.380 million in 2000, the decrease was due to effect of our net peso-denominated indebtedness of a higher inflation rate during 1999 as compared with 2000.

Other Expenses

         Other expenses increased from Ps.23 million in 1999 to Ps.70 million in 2000.

Income and Asset Taxes and Employee Profit Sharing

         The nominal corporate income tax rate is currently 35% of a company's taxable profits. If the corporate income tax payable in a fiscal year amounts to less than 1.8% of the average value of most of a company's assets, net of certain liabilities, then the company pays a minimum alternate asset tax in an amount equal to such percentage of those net assets.

         In addition, aside from wages and fringe benefits, Mexican companies are required by law to provide their workers with a share of profits equal to 10% of their taxable profit, calculated before adjustments for inflation or amortization of tax losses of previous years.

         Income and asset taxes and employee profit sharing increased from Ps.107 million in 1999 to Ps.238 million in 2000. This increase resulted from deferred income tax of Ps.208 million in 2000, due to the effect of the application of Bulletin D-4, which we became required to apply in January 2000.

Extraordinary Items

         Since Bulletin D-4 became effective, companies in Mexico do not record extraordinary items because such items are now included in the income and asset tax provision.

Net Income (Loss)

         Net income decreased from Ps.984 million in 1999 to Ps.118 million in 2000. This decrease was due to a decrease in operating income and the change from a gain to a loss in comprehensive cost of financing and the effect of deferred taxes described above.

Liquidity and Capital Resources

Liquidity

         General. Historically, we have funded our cash requirements from cash flow from our subsidiaries' operations and short-term and long-term borrowings. Our operations are conducted through our subsidiaries. As a holding company, we have no independent operations and, therefore, are dependent on the cash flow of our subsidiaries to meet our obligations. By law, subsidiaries may only distribute dividends and other amounts to us with stockholder approval and such distributions may only be made from retained earnings after losses from prior years have been satisfied. Distributions from subsidiaries must also comply with applicable covenants contained in their credit agreements. We do not believe that such restrictions on our subsidiaries' ability to pay dividends have had or are expected to have an impact on our ability to meet our cash obligations.

         One of our general practices regarding short-term debt has been to enter into or renew short-term debt on a yearly basis and to allocate it among different banks, as well as issuing debt securities under our Euro Commercial Paper ("ECP") Program and eventually under our Mexican Commercial Paper Program described further on. We believe that this practice is an efficient method of securing short-term debt at beneficial interest rates while retaining the flexibility to refinance such debt when appropriate. We have in the past focused on reducing our short-term debt profile, in some cases by refinancing such debt with debt containing long-term maturities. We intend to continue such activities in the future. While we maintain lines of credit with various financial institutions, these lines of credit are uncommitted and may be terminated by such financial institutions at any time.

         Our short-term debt is allocated among seven different credit institutions and issuances under our ECP Program. As of December 31, 2001, short-term debt (including the current portion of long-term debt) amounted to US$229.0 million.

         Total debt at December 31, 2001 was Ps.4,799.0 million, a decrease of Ps.614 million, or 11.3%, compared to the debt level at December 31, 2000. This decrease is primarily the result of the appreciation of the peso against the dollar and the presentation of 2000 and 2001 debt balances in constant pesos as of December 31, 2001, which includes inflation for the year 2001. Of our total debt at December 31, 2001, Ps.2,092.9 million was short-term debt and Ps.2,706.1 million was long-term debt. All of our debt outstanding at December 31, 2001 was U.S. dollar-denominated except Ps.320 million.

         The 11.375% Senior Notes due 2004. In April 1997, we issued US$200 million of notes pursuant to an indenture dated as of April 25, 1997 among us, IBJ Schroder Bank and Trust Company, as Trustee and Citibank, N.A., as Administrative Agent. We used the net proceeds of this issuance to repay short-and long-term debt owed by us and by our subsidiaries. We have since repurchased some of the Notes in the secondary market, and approximately US$180.3 million of these senior notes remain outstanding.

         Although we believe that the Notes are redeemable at our option, in whole or in part, at any time on or after April 30, 2002 at specified redemption prices, because of a possible error in the indenture our ability to redeem these senior notes is not free from doubt. We are currently evaluating our alternatives to correct this error.

         Syndicated Credit Facilities. In March 2000, we entered into a US$130 million credit facility with certain banks and Citibank, N.A., as administrative agent, which we refer to as the Syndicated Credit Facility I. We borrowed US$130 million under this facility and used the proceeds to refinance existing debt. In March 2002, we entered into a US$72 million credit facility with certain banks and Citibank, N.A., as administrative agent, which we refer to as the Syndicated Credit Facility II (Syndicated Credit Facilities I and II collectively referred to herein as the "Syndicated Credit Facilities"). We borrowed the full amount under this facility and used the proceeds to refinance existing debt, including amounts borrowed under the Syndicated Credit Facility I. The Syndicated Credit Facility I bears interest at 3 month LIBOR plus a rate between 3.0% and 4.5%, determined based on our debt to EBITDA ratio. The Syndicated Credit Facility II provides for a 4.0% spread over 3 month LIBOR until July 12, 2002 and thereafter mirrors the interest rate obligation contained in the Syndicated Credit Facility
I. As of March 31, 2002, the Syndicated Credit Facility I and the Syndicated Credit Facility II have a balance of US$80 million and US$72 million outstanding, respectively.

         ECP Program. In April 2001, we entered into a US$150 million ECP Program, whereby we may issue short-term notes to non-U.S. investors pursuant to Regulation S of the Securities Act. As of December 31, 2001 the outstanding amount of short-term notes issued under the ECP Program was US$57.8 million. The proceeds were used to repay our short-term debt, and as a result, our level of debt did not increase. These notes bear a weighted average interest rate of 8.55%.

         Mexican Commercial Paper Program. In March 2002, we entered into a Ps.500 million (US$55.5 million) commercial paper program (the "Mexican Commercial Paper Program"), whereby we may issue short-term notes listed on the Mexican Stock Exchange. By March 31, 2002, we had issued notes for Ps.120 million (US$13.3 million), but there are no amounts currently outstanding under the program. The proceeds were used to repay our short-term debt, and as a result, our level of debt did not increase.

         Certificados Bursatiles Program. In December 2001, we launched a Ps.1 billion (US$109 million) certificados bursatiles program (the "Certificados Bursatiles Program"), similar to a medium term note program. In December 2001, we issued Ps.300 million (US$32.7 million) in 3 year notes listed on the Mexican Stock Exchange. These notes bear interest at 4 week TIIE (the Mexican Interbanking Balanced Rate) plus 1.75 percentage points. In April 2002, we issued an additional Ps.300 million (US$32.7 million) in 4 year notes (the "Certificado Bursatil II") bearing interest at 2.75 percentage points over the yield of six month Cetes. The proceeds from these issuances have been used to repay existing indebtedness. The Certificado Bursatil I and Certificado Bursatil II remain outstanding.

         Banorte Credit Facility. In June 2002, we executed a letter of intent with Banco Mercantil del Norte, S.A. ("Banorte") for a six year credit facility of up to US$30 million. Under the terms set forth in the letter, this facility will bear interest at a fixed rate of 9.5%. We intend to use the proceeds from this credit facility to repurchase US$30 million of the Notes held by Banorte.

         The following table presents our amortization requirements with respect to our total indebtedness as of March 31, 2002 after giving effect to the Syndicated Credit Facility II and the Certificado Bursatil II.

        Year                                     In millions of U.S. dollars
        (April-December)
        2002.....................................        US$113
        2003.....................................            59
        2004.....................................           280
        2005.....................................            27
        2006 and thereafter......................        US$ 46




         After giving effect to the use of the proceeds of the Syndicated Credit Facility II and the Certificado Bursatil II, the change of our debt portfolio reflected a decrease of short-term debt and current portion of long-term debt, from US$238.5 million to US$133.5 million and an increase in long-term debt from US$285.5 million to US$390.5 million.

         The indenture governing the Notes, the terms of the Syndicated Credit Facilities, the terms of the Certificados Bursatiles Program, and the ECP Program, and the terms of our other indebtedness impose restrictions on us, including among other things, the maintenance of certain operating and financial ratios, and affect, and in many respects limit or prohibit, among other things, our ability to pay dividends, incur indebtedness, create liens, enter into transactions with affiliates and consummate certain asset sales.

Other Contractual Obligations

         GE Factoring Facility. In December 2001, we signed a master agreement with GE Capital Bank S.A. ("GE Capital Bank") creating a revolving factoring facility without recourse whereby we may transfer accounts receivable to GE Capital Bank, up to Ps.260 million (US$28.4 million). The account receivables that are eligible for assignment to GE Capital Bank correspond to certain premium clients.

         Banorte Factoring Facility. In March 2002, we signed a master agreement with Factor Banorte, S.A. ("Factor Banorte") creating a revolving factoring facility without recourse whereby we may transfer accounts receivable to Factor Banorte. There is an uncommitted authorization amount of up to Ps.100 million (US$10.9 million). No amounts have been disposed under such agreement. The account receivables that are eligible for assignment to Factor Banorte correspond to certain premium clients.

         Other Factoring Facilities. During 2001, we entered into other factoring facilities without recourse, which have been extinguished during the first quarter of 2002 and there are no outstanding amounts under such agreements.

         GE Machinery Operating Lease I. In October 1999, we signed a six-year true lease for packaging equipment with GE Capital Bank, whereby we pay annual rents to GE Capital Bank in the amount of US$1.33 million.

         GE Machinery Operating Lease II. In December 2000, we signed a seven-year true lease for tissue production machinery with GE Capital Bank, whereby we pay annual rents to GE Capital Bank in the amount of US$2.71 million, starting in 2002.

         Bancomer Swap. In January 2002, we entered into a Ps. 150 million interest and currency swap with BBVA Bancomer, S.A. ("Bancomer"), with maturity on December 2004 whereby we receive interest at a rate equivalent to (4 week) TIIE plus 4.15 percentage points accrued over Ps.150 million and we are obligated to pay interest at a fixed rate of 8.70% on US$16.3 million, equivalent to such peso amount.

Capital Expenditures

         We expect to make certain capital expenditures over the next few years to expand existing operations, particularly in the area of consumer products. The degree and timing of capital expenditures will remain strongly dependent on economic developments in Mexico, including inflation and exchange rates, the stability of international financial markets and the availability of suitable financing. We currently anticipate that we will spend approximately US$22.3 million for capital expenditures from January 1, 2002 through December 31, 2002.

         For the three-year period from January 1, 2002 through December 31, 2004, our anticipated capital expenditures, by division are as follows:

                                                             Capital
                                                             -------
         Division                                          Expenditures
         --------                                          ------------
                                                    In millions of U.S. dollars
         Consumer products......................            US$46.8
         Packaging products.....................               37.5
         Printing and writing products..........                9.0
              Total.............................            US$93.3


         We intend to spend a total of approximately US$2.6 million from January 1, 2002 through December 31, 2003 to build a water treatment facility in Monterrey. We expect to install a tissue line with an annual production capacity of 36,000 tons and to commence operation during the third quarter of 2002. This tissue line was funded with the GE Machinery Operating Lease II.

         We expect to be able to fund other future capital expenditures and to meet our other obligations with funds from operations, bank lines of credit and other financing facilities and capital infusions. We believe that funds from operations and our current bank lines of credit will be sufficient to meet our anticipated capital expenditures through 2003. We cannot assure you that additional financing will be available to meet our capital requirements or obtainable on terms favorable to us if it is available.

Covenant Waivers under Bank Agreements

         In November 1999, our subsidiary Sacos y Envases Industriales, S.A. de C.V ("SEISA"), requested a waiver of the leverage ratio covenants in a credit agreement with Bancomer. Bancomer granted SEISA a waiver of compliance with that covenant with effect until January 2, 2001. On December 15, 2000, we prepaid the total outstanding amount of this loan, which was US$1.1 million.

         We were party to a US$125 million credit facility with a syndicate of banks led by Banco Santander Mexicano ("Banco Santander") that had a maturity date in July 2000. In July 1999, we were required to reclassify the current portion of the facility as short-term debt for accounting purposes. That reclassification resulted in the inability of Copamex and some of our subsidiaries to comply with the current ratio and debt coverage ratio covenants under the above mentioned credit agreement with Bancomer, S.A. ("Bancomer") and three credit agreements with Banco Nacional de Mexico, S.A. ("Banamex"), each of which are no longer outstanding. We asked Banamex and Bancomer to waive these covenants until January 2001 and in December 1999 the respective waivers were granted. When we refinanced the Banco Santander facility with the Syndicated Credit Facility I in March 2000, those covenant violations were resolved.

         On December 27, 2000, the company requested waivers for 2000 regarding the interest coverage maintenance test and the leverage incurrence test under Syndicated Credit Facility I. At the same time, the company requested an amendment of the levels of the interest coverage maintenance test and the leverage maintenance and incurrence tests under the same credit facility. These waivers and amendments were obtained on February 26, 2001.

         In December 2001, we requested that Banamex waive the current ratio covenant and the EBITDA to interest expense plus current portion of long-term debt ratio under a credit facility with Banamex. Such waiver was granted until March 2002, when such credit facility was extinguished through a partial refinancing and a partial prepayment with the proceeds of a syndicated credit facility entered into in March 2002.

Use of Estimates in Certain Accounting Policies

         In preparing our financial statements, we make estimates concerning a variety of matters. Some of these matters are highly uncertain, and our estimates involve judgments we make based on the information available to us. In the discussion below, we have identified several of these matters for which our financial presentation would be materially affected if either (a) we used different estimates that we could reasonably have used or (b) in the future we change our estimates in response to changes that are reasonably likely to occur.

         The discussion addresses only those estimates that we consider most important based on the degree of uncertainty and the likelihood of a material impact if we used a different estimate. There are many other areas in which we use estimates about uncertain matters, but the reasonably likely effect of changed or different estimates is not material to our financial presentation.

Allowance for doubtful accounts

         We maintain an allowance for doubtful accounts based on our estimates of losses that we have experienced in the past with similar accounts receivables. As of December 31, 2001, the amount of the allowance was Ps. 44.8 million. The amount of the allowance is based on our statistical analysis and economic and financial conditions of customers that evidence the most significant aging balances, however, our allowance could prove insufficient if our statistical analysis of our accounts receivables is inadequate.

Estimated useful life of property, plants and equipment

         We estimate the useful life of particular classes of property, plants and equipment in order to determine the amount of depreciation expense to be recorded in each period. Depreciation expense is a significant element of our costs, amounting to Ps.362.7 million in 2001. The useful life of fixed assets is determined each year by independent appraisals, based on historical experience with similar assets in Mexico, technological changes and other factors. Changes in technology or other factors may result in a re-adjustment of their estimated useful life and may increase depreciation expenses.

Deferred taxes

         Each year, we estimate the amount of deferred taxes assets in accordance with the procedures set forth in Note 13c to our financial statements. Each year, we project that we may use a certain amount in deferred taxes assets to reduce our future tax liabilty based on the taxes paid in prior years and on our estimated tax liability for future years. If our estimates of our future tax liability were to be revised downwards, we would have to recognize a charge-off and write-down those tax credits which were not recoverable.

Reconciliation to U.S. GAAP

         The following table sets forth a comparison of our net income, stockholders' equity and working capital, measured as current assets minus current liabilities, under Mexican GAAP and U.S. GAAP.

                                                                             At or for the Year Ended
                                                                                   December 31,
                                                                  ------------------------------------------
                                                                      1999            2000           2001
                                                                  -----------     -----------    -----------
                                                                               Millions of constant
                                                                             December 31, 2001 pesos
Net income (loss) before minority interest in accordance with:
    Mexican GAAP................................................   Ps. 1,040         Ps. 55          Ps. (5)
    U.S. GAAP...................................................         564            273             (55)
Stockholders' equity in accordance with:
    Mexican GAAP................................................   Ps. 6,290      Ps. 4,270       Ps. 4,058
    U.S. GAAP...................................................       3,869          3,916           3,653
Working capital in accordance with:
    Mexican GAAP................................................   Ps.  (838)      Ps. (330)       Ps. (498)
    U.S. GAAP...................................................      (1,329)          (799)           (783)

         The principal differences between Mexican GAAP and U.S. GAAP as they relate to us are the treatment of capitalized interest, deferred income taxes, minority interest, amortization of negative goodwill, capitalization of software, deferred employee profit sharing and inventory valuations. See the relevant descriptions below and see also Note 17 to the audited consolidated financial statements for a description of these differences.

Inflation Adjustments

         The reconciliation to U.S. GAAP does not include the reversal of the adjustments to the financial statements for the effects of inflation required under Mexican GAAP Bulletin B-10, because the application of Bulletin B-10 represents a comprehensive measure of the effects of price level changes in the Mexican economy. As such, Bulletin B-10 is considered a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purposes.

Capitalized Interest

         Under Mexican GAAP, we have the option of capitalizing the cost of financing on assets in construction. Under U.S. GAAP, interest must be considered an additional cost of constructed assets to be capitalized in property, plant and equipment and depreciated over the lives of the related assets.

Deferred Income Taxes

         Until December 31, 1999, Mexican GAAP, required that deferred income taxes be provided for identifiable, non-recurring timing differences at rates in effect at the time such differences originated. Benefits from tax loss carry-forwards were not allowed to be recognized before the period in which the carry-forward was utilized. See "Presentation of Financial and Other Information" for a description of the new treatment relating to deferred income taxes which became effective in January 2000.

Minority Interest

         Under Mexican GAAP, minority interest in consolidated subsidiaries is presented as a separate component within the stockholders' equity section in the consolidated balance sheet. For U.S. GAAP purposes, minority interest is not included in stockholders' equity.

Amortization of Negative Goodwill

         Under Mexican GAAP, negative goodwill is either deducted from income on the date on which the related asset is purchased, or amortized over a period of no more than five years. Prior to 2002, under U.S. GAAP, negative goodwill was amortized over a period of no more than twenty years. After the beginning of 2002, negative goodwill generated prior to 2002 will be written off as a cumulative effect of a change in accounting principles. After the beginning of 2002, negative goodwill that is generated during or after 2002 will reduce the book value, on a pro rata basis, of the acquired assets as of the date of purchase of such assets.

Inventory Valuations


         Under Mexican GAAP, a direct costing system, which considers only the variable costs of production to value inventory, is utilized. Under U.S. GAAP, inventory valuation must include all production costs, whether fixed or variable.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors

         The following table sets forth the name, age, position and term of service of each director of our company at March 31, 2002. The members of the board of directors are not appointed for a specific term. Directors serve at the discretion of the shareholders holding a majority of our equity interest.

                                                                                   Current Position
Name                                         Age             Position                 Held Since
----                                         ---             --------                 ----------
Juan Bosco Maldonado Quiroga.............     45     Chairman of the Board               1994
Alejandro Martin Ferrigno Maldonado......     37     Director                            1991
Gonzalo Luis Lozano Garcia...............     66     Director                            1978
Sergio de la Garza y de Silva............     46     Director                            2000
Ricardo Maldonado Gonzalez...............     49     Director                            1992
Carlos Luis Diaz Saenz...................     42     Director                            1999
Senior Management


         The following table sets forth the name, age, position and term of service of each executive officer of our company at March 31, 2002. Executive officers are not appointed for a specific term. Executive officers serve at the discretion of the board of directors.

                                                                                   Current Position
Name                                         Age             Position                 Held Since
----                                         ---             --------                 ----------
Juan Bosco Maldonado Quiroga.............     45     Executive President                 1992
Alejandro Martin Ferrigno Maldonado......     37     Chief Executive Officer             1996
Gonzalo Luis Lozano Garcia...............     66     Senior Vice President               1997
Sergio F. de la Garza y de Silva.........     46     Chief Corporate Officer             1992
Armando Fernandez Murguia................     56     Chief Governmental Relationships    1996
                                                         Officer
Oscar Vazquez Rojas......................     62     Managing Director of Packaging      1999
                                                         Division
Oscar Castillo Hinojosa..................     56     Sales Managing Director of          1999
                                                         Printing and Writing Products
                                                         Division
Juan Rangel Aguilar......................     45     Managing Director for               1999
                                                         Multi-wall Bags
Juan Gilberto Flores Villarreal..........     36     Managing Director for Central       1999
                                                         America Division
Jesus Armando Olvera Fonseca.............     45     Managing Director of Consumer       2000
                                                         Products Division
Carlos Luis Diaz Saenz...................     42     General Counsel                     1999
Francisco Javier Fuentes Garcia..........     51     Chief Officer of Human Resources    1997
Rogelio Martinez Cardona.................     51     Chief Assistant Officer of          1995
                                                         Internal Control and Audit
Rodolfo Gutierrez Pena...................     44     Corporate Comptroller               1991
Armando Vazquez Castillo.................     51     Managing Director of Corrugated     1999
                                                         Products
Carlos Grave Moosbrugger.................     51     Managing Director of Purchasing     1999
                                                         and Logistics
Pedro Gallardo Arellano..................     49     Chief Officer of Information        1997
Jesus Gonzalez Juarez....................     46     Chief Officer of Treasury           1996
Jose Peregrina Gomez.....................     46     Managing Director of Research and   2000
                                                         Development
Manuel Gamino Mendez.....................     50     Managing Director of Consumer       2000
                                                             Products Operation

Family Relationships

         Juan Bosco Maldonado Quiroga is the uncle of Alejandro Martin Ferrigno Maldonado. Ricardo Maldonado Gonzalez and Juan Bosco Maldonado Quiroga are cousins.

Statutory Auditor

         Under our corporate charter and in accordance with Mexican law, each year our shareholders must elect at least one statutory auditor (comisario) and may elect a corresponding alternate statutory auditor. The primary role of a statutory auditor is to supervise all of our activities and report to our shareholders at the annual ordinary general meeting of shareholders regarding the accuracy, sufficiency and completeness of the financial information presented to the shareholders by the Board of Directors. Currently, the statutory auditor is Hector Isao Hongo Tsuji, a partner at the firm of Mancera, S.C., our independent auditors.

Biographies

         Juan Bosco Maldonado Quiroga has been a member of the Board of Directors since April 1982, Chairman of the Board of Directors since March 1994 and Executive President since March 1992. Mr. Maldonado also served as Executive Vice President from February 1980 through March 1992. From March 1978 to January 1980, Mr. Maldonado served as production manager of SEISA. Since January 1976, Mr. Maldonado has also served in a variety of capacities with our affiliates. Mr. Maldonado holds a degree in business administration from the Universidad Nacional Autonoma de Mexico, which we refer to as UNAM.

         Alejandro Martin Ferrigno Maldonado has been a member of the Board of Directors since March 1991 and Chief Executive Officer since June 1996. Mr. Ferrigno has also served as Chief Operating Officer from June 1994 through June 1996. From November 1990 through May 1994, he served as General Manager of Cajas y Empaques Monterrey, S.A. de C.V. and, from January 1986 through October 1990, as Commercial Manager of Copamex. Mr. Ferrigno holds a degree in industrial and systems engineering from the Instituto Tecnologico y de Estudios Superiores de Monterrey, which we refer to as ITESM.

         Gonzalo Luis Lozano Garcia has been a member of the Board of Directors since April 1978 and Executive Vice President since August 1997. Mr. Lozano has also served in a variety of capacities with our affiliates since November 1953. From January 1950 through October 1952, he served as Audit Supervisor for the Ministry of Finance and Public Credit. Mr. Lozano holds a degree in accounting from ITESM.

         Ricardo Maldonado Gonzalez has been a member of the Board of Directors since April 1992. Mr. Maldonado has also served as Vice-minister of the Agricultural Development of Monterrey, or Subsecretario de Fomento y Desarrollo Agropecuario, and is a member of the Mexican Association of Ministries of Agricultural Development of Monterrey, or Asociacion Mexicana de Secretarios de Desarrollo Agropecuario de Monterrey. He is a member of the board of directors of Recubrimientos y Laminaciones de Papel S.A. de C.V. and serves as General Manager of Inmobiliaria Ricardo Maldonado G., S.A. de C.V. Mr. Maldonado holds a degree in agronomic engineering from Texas A&M University.

         Sergio Francisco de la Garza y de Silva has been Chief Corporate Officer since February 1992. Mr. de la Garza has also served as Chief Financial Officer from September 1987 through February 1992. For more than eight years prior to holding such positions, Mr. de la Garza worked in various capacities in the banking industry: from December 1984 through September 1987, he served as Branch Manager for Banamex; and from January 1978 through June 1978, Mr. de la Garza served as Credit Analyst for Banco Mercantil de Monterrey, S.N.C. Mr. de la Garza holds a degree in accounting from ITESM and a doctorate in business administration from the University of Paris I- Sorbonne. Mr. de la Garza also holds an A.D.-2 degree from the Instituto Panamericano de Alta Direccion de Empresas, or IPADE.

         Armando Fernandez Murguia has been Chief Governmental Relationships Officer since July 1996. From January 1992 through July 1996, Mr. Fernandez served as General Coordinator of Copamex Comercial, S.A. de C.V. and from April 1978 through December 1991, he served as General Manager in Mexico for Corporativo Copamex, S.A. de C.V. Mr. Fernandez holds a degree in economics from ITESM.

         Oscar Vazquez Rojas has been Managing Director of the Packaging Division since February 2001. Mr. Vazquez has also served as Director for Consumer Products Operations from August 1997 through April 1999, and from October 1995 through July 1997 as Director for Monterrey Operations. Since October 1985, Mr. Vazquez has served in a variety of capacities with us and with our affiliates. Mr. Vazquez holds a degree in chemical engineering from UNAM. He also holds a master's degree in industrial engineering from Stanford University.

         Oscar Castillo Hinojosa has been Managing Director for Industrial Products Division since April 1999. Mr. Castillo has also served as Director for Industrial Products Operations from August 1998 through April 1999. From February 1997 through July 1998 Mr. Castillo served as Director for Kraft Production Operations. Mr. Castillo has served in a variety of capacities with our affiliates since March 1978. Mr. Castillo holds a degree in electrical mechanical engineering and a master's degree in control from the Universidad Autonoma de Nuevo Leon, which we refer to as UANL.

         Juan Rangel Aguilar has been Managing Director for the Multi-wall Bags Division since April 1999. From April 1997 through April 1999, Mr. Rangel served as Manager Logistics of Corporativo Copamex. Mr. Rangel holds a degree in electronics and communications engineering from ITESM and a master's degree in industrial engineering from the Georgia Institute of Technology.

         Juan Gilberto Flores Villarreal, has been Managing Director for Central America Division since February 1999. From July 1997 through February 1999, Mr. Flores served as Logistics Production Manager of Corporativo Copamex, S.A. de C.V. From March 1995 through March 1997, Mr. Flores served as manager of point of sales of Excel Logistics, S.A. de C.V. Mr. Flores holds a degree in administration engineering from UANL. He also holds a master's degree in administration from UANL.

         Jesus Armando Olvera Fonseca has been Managing Director for Consumer Products Sales since August 1996. From January 1994 through August 1996, Mr. Olvera served as sales manager of Ceras Johnson, S.A. de C.V. and from August 1992 through December, 1993 he served as nationwide sales manager of Mattel de Mexico, S.A. de C.V. From November 1979 through July 1992, Mr. Olvera served in a variety of capacities with Colgate Palmolive, S.A. de C.V.

         Carlos Luis Diaz Saenz has been a member of the Board of Directors and General Counsel since April 1999. From June 1987 through September 1994, Mr. Diaz served as International Legal Manager of Fomento Economico Mexicano, S.A. de C.V. and, from September 1994 through March 1999, he served as International Manager of FEMSA Cerveza, S.A. de C.V. Mr. Diaz holds a law degree from the Universidad de Monterrey, which we refer to as UDEM.

         Francisco Javier Fuentes Garcia has been Chief Officer of Human Resources since November 1997. From December 1994 through November 1997, Mr. Fuentes served as manager of human resources with Galvak, S.A. de C.V. From February 1978 through December 1994, Mr. Fuentes also served in a variety of capacities with HYLSA, S.A. de C.V. Mr. Fuentes holds a degree in mechanical engineering from ITESM. He also holds a master's degree in economics from the University of Utah and an A.D.-1 degree from IPADE.

         Rogelio Martinez Cardona has been Chief Officer of Internal Control and Audit since December 1995. From September 1992 through December 1995, Mr. Martinez served as Audit Manager. Since November 1979, Mr. Martinez has served in a variety of capacities with us. Mr. Martinez holds a degree in public accounting from the Universidad Regiomontana, which we refer to as UR.

         Rodolfo Gutierrez Pena has been Corporate Comptroller since June 1991. From November 1985 through June 1991, Mr. Gutierrez served as accounting and tax supervisor for Grupo Cemex and from January 1984 through October 1985, he served as financing planning supervisor of our company. Mr. Gutierrez holds a degree in public accounting from ITESM.

         Armando Vazquez Castillo has been Managing Director of Corrugated Products since April 1999. Mr. Vazquez served as Director of Packaging from January 1993 through April 1999. Mr. Vazquez also served in a variety of capacities with our affiliates since 1972. Mr. Vazquez holds a degree in industrial administrative engineering from UR.

         Carlos Grave Moosbrugger has been Managing Director of Purchasing and Logistics since April 1999. From January 1994 through April 1999, Mr. Grave served as Director of Purchasing and from January 1989 through December 1993, he served as Director of Logistics. Since June 1979, Mr. Grave has served also in a variety of capacities with us. Mr. Grave holds a degree in business administration from ITESM.

         Pedro Gallardo Arellano has been Chief Officer of Information since August 1997. From June 1980 through August 1997, Mr. Gallardo served in a variety of capacities with Cydsa, S.A. de C.V. Mr. Gallardo holds a degree in computer systems engineering from ITESM.

         Jesus Gonzalez Juarez has been Chief Officer of Treasury since December 1996. From January 1990 through December 1996, Mr. Gonzalez served as Finance Manager. Since January 1979, Mr. Gonzalez has served in a variety of capacities with us. Mr. Gonzalez holds a degree in public accounting from UDEM.

         Jose Peregrina Gomez has been Managing Director of Research and Development since March 2000. From January 1995 through March 2000 Mr. Peregrina served as General Manager of Pondercel, and from January 1991 through December 1994, he served as Manager of Research and Development. Previously, from March 1982 through January 1991, Mr. Peregrina served as Project Manager with Compania Industrial de Atenquique, S.A. de C.V. and from January 1975 through February 1982, he served in different capacities with Loreto & Pena Pobre. Mr. Peregrina holds a degree in chemical engineering from the Universidad de Guadalajara and a master's degree in wood, cellulose and paper from the Wood, Cellulose and Paper Institute.

         Manuel Gamino Mendez has been Managing Director of the Consumer Products Division since July 2000. From August 1997 through June 2000, Mr. Gamino served as General Manager of Inpamex Planta Huehuetoca, S.A. de C.V. Previously, from January 1997 through August 1997, Mr. Gamino served as Plant Manager with Simec, S.A. de C.V. and from July 1972 through November 1996, he served in different capacities with Crisoba, S.A. de C.V. Mr. Gamino holds a degree in mechanical engineering from the Universidad Michoana de San Nicolas de Hidalgo.

Compensation of Directors and Senior Management

         In 2001, the aggregate amount of compensation that we paid to all directors and executive officers as a group was Ps.64.4 million.

Employees

         As of December 31, 2001, we employed approximately 6,769 people. Approximately 56.7% of the workforce is unionized. We negotiate biannual agreements with each of the seventeen unions that represent our workers, except that, as required by Mexican law, we renegotiate wages yearly. We have not experienced a strike in over twelve years. We believe that our relations with our employees and their unions are good.

Share Ownership by Directors and Senior Management

Ownership by Directors and Senior Management

         The following tables show the beneficial ownership of our capital stock at [March 31, 2001] of each director and senior manager. Our share capital is currently divided into A, B, C, D, E, F, and G shares. The directors and senior managers do not have different or preferential voting rights with respect to those shares they own.


                                                                                                                 Percentage
                                                                                                                  of Total
                                                                                                                   Capital
                                                                                                                    Stock
                                                           Number of Shares Owned                                   Owned
                              --------------------------------------------------------------------------------   ----------
                              Series A   Series B     Series C    Series D    Series E    Series F    Series G
                              --------   --------     --------    --------    --------    --------    --------   ----------
Juan Bosco Maldonado
   Quiroga.................     3,000     192,624      66,576      234,013    5,250,904     97,664          0       20.52%
Alejandro Martin Ferrigno                                                                                          Less than
   Maldonado...............        [0]         [0]         [0]          [0]          [0]   123,255          0           1%
Ricardo Maldonado Gonzalez.        [0]         [0]         [0]          [0]          [0]   518,977          0         1.8%




ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

         We are not directly or indirectly controlled by another corporation or by any foreign government.

         Our share capital is currently divided into A, B, C, D, E, F, and G shares. These different series of shares have the same par value, voting rights and are generally identical to each other in all material respects, with the exception of their date of issuance. The following tables show the beneficial ownership of our capital stock at December 31, 2001, based on an aggregate of 6,000 series A shares, 385,248 series B shares, 133,152 series C shares, 625,341 series D shares, 19,322,610 series E shares, 7,935,118 series F shares and 65,457 series G shares outstanding on that date, and each person or group of affiliated persons known by us to own more than 10% or more of any class of our capital stock.

                                                       Number of Shares Owned

                                                                                                           Percentage
                                                                                                            of Total
                                                                                                            Capital
                                                                                                             Stock
                            Series A    Series B   Series C    Series D   Series E    Series F   Series G    Owned
                            --------    --------   --------    --------   --------    --------   --------    -----
Maldonando Quiroga
Family members...........      6,000     385,248    133,152     625,341  10,501,808    380,082     --        42.26%
Dinamica Industrial
Empresarial, S.A. de
C.V.(1)..................     --         --          --         --        8,820,802  2,741,575   30,580      40.72%
Capital Inmobiliario del
Norte, S.A. de C.V.(1)...     --         --          --         --          --         184,754     --         0.65%
Maldonado Gonzalez
family members...........     --         --          --         --          --       2,303,414     --         8.09%
Milenium Inversiones de
Capital, S.A. de C.V.(1)      --         --          --         --          --         990,552     --         3.48%
Consorcio Inmobiliario
Regiomontario, S.A. de
C.V.(1)..................     --         --          --         --          --         169,605     --         0.60%
Consorcio de Bienes
Raices del Norte, S.A.
de C.V.(1)...............     --         --          --         --          --         889,546     --         3.12%
Others...................     --         --          --         --          --         275,620   34,877       1.09%

----------
(1)  Wholly owned by members of the Maldonado Quiroga family.

         Prior to December 2, 1997, we were a holding company whose assets included, among other things, a 72.0% ownership interest in COINSA, a Mexican company engaged in the production and sale of pulp and paper products. Our assets also consisted of assets not related to the paper business. On December 2, 1997, we sold our assets that were not related to the pulp and paper business. On February 28, 1998, COINSA was merged into us.

Related Party Transactions

         Through our subsidiary Corporativo Copamex, S.A. de C.V., we provide corporate and administrative services (including legal services, systems and tax-related services) to our affiliates. We believe that these services are provided on a fair market value basis. Corporativo Copamex, S.A. de C.V., generated revenues for these services of Ps.18.3 million in 2000 and Ps.16.3 million in 2001.

         During 2000, we made loans on a revolving basis to Dinamica Industrial Empresarial, S.A. de C.V. ("Dinamica"), a company that owns shares representing 40.72% of our capital stock, and which itself is wholly owned by the Maldonado Quiroga family, our principal shareholders. These loans bore interest at TIIE plus 2.25 points (21% at December 31, 2000), which spread may vary according to market conditions; the accrued interest was paid monthly. The principal amount of Ps.193.4 million of this loan was originally due on December 31, 2002; and, in April 2001, it was repaid and new revolving loans were made bearing interest at a rate equivalent to the weighted average of our financing cost plus 0.25 points. This rate may vary according to market conditions. As of December 31, 2001, the outstanding balance of this loan was Ps.108.7 million and the rate was 13.30%.

         In April 2000, Dinamica acquired 100% of the shares of COFISA. Simultaneously with this acquisition, Dinamica acquired from the shareholders of COFISA a 31,000 ton-per-year corrugated container plant. During 2001, we acquired 45% of the capital stock of COFISA. On October 1, 2001, we performed a corporate restructuring and as a result of such reorganization, (i) the operations of COFISA and of Cajas y Empaques Industriales, S.A. de C.V. (formerly a subsidiary of ours) were merged into Copamex Corrugados, S.A. de C.V.; and (ii) our participation in Copamex Corrugados, S.A. de C.V. decreased from 99.9% to approximately 90% (Dinamica currently holds approximately the remaining 10%). The account receivables in favor of us and against COFISA, as of December 31, 2001, which amount to Ps.13 million, arise from a loan for working capital, as well as kraft paper sales for the manufacture of corrugated boxes. Such account receivables have been included in the restructuring mentioned before. We intend to acquire the remaining shares of COFISA and Copamex Corrugados when our financial condition allows us to do so without incurring debt. We cannot assure you that we will be able to acquire these assets at all or that we will be able to do so without incurring debt.

         In August 31, 2000, COHINSA acquired all the assets related to the manufacture and sale of baby diapers of Drypers Corporation in Mexico. During 2001, we acquired 45% of the capital stock of COHINSA. We also intend to acquire the remaining shares of COHINSA when our financial condition allows us to do so without incurring debt. We cannot assure you that we will be able to acquire these assets at all or that we will be able to do so without incurring debt.

         We grant short-term financing to COHINSA for working capital needs, on a revolving basis. As of December 31, 2001, the accounts receivable with COHINSA was of Ps.82.9 million. This loan accrues interest at a variable rate equivalent to TIIE plus 2.35 percentage points. The spread may vary according to market conditions; the accrued interests are paid monthly. Starting in July 2000, through Copamex Comercial, S.A. de C.V., one of our subsidiaries, we commenced sale and distribution of all of COHINSA's baby diapers production. As of December 31, 2001, the outstanding balance of the accounts payable to COHINSA was of Ps.31.2 million. The terms of sale are of 60 days credit after invoicing. Therefore, we have net accounts receivable with COHINSA of Ps.51.7 million pesos.

         We have an accounts payable with Grupo Empresarial Sierra Madre, S.A. de C.V., an affiliate of ours, in the amount of Ps.7.1 million. This relates to cash our affiliate had on hand that we borrowed.

         Due to the loans made to our affiliates referred to above, we had interest income of Ps.24.9 million in 2001 and Ps.21.1 million in 2000. Due to our borrowings from our affiliates referred to above, we had interest expense of Ps.368,000 in 2001 and Ps.1.3 million in 2000.

         We rent certain property from our affiliates, such as warehouses, and our affiliates rent certain property from us, such as offices. Due to these transactions, we had rental income of Ps.560,000 in 2001 and Ps.636,000 in 2000 and rental expense of Ps.1.9 million in 2001 and Ps.1.8 million in 2000.

         Our purchase of capital stock in COFISA and COHINSA mentioned above cost us Ps.183.5 million in 2001.

         Our purchases of baby diapers from our affiliate COHINSA totaled Ps.149.3 million in 2001 and Ps.38.1 million in 2000.

ITEM 8.  FINANCIAL INFORMATION

         See "Item 18: Financial Statements." For information on our dividend policy, see "Item 3: Key Information-- Dividends." For information on legal proceedings related to us, see "Item 10: Additional Information-- Legal Proceedings."

ITEM 9.  THE OFFER AND THE LISTING

         On April 25, 1997, we issued US$200 million in aggregate principal amount of our 11.375% Senior Notes Due 2004 under an exception to the registration requirement of Securities Act of 1933, as amended (the "Securities Act"). These 11.375% Series B Senior Notes due 2004 were subsequently exchanged for 11.375% Series B Senior Notes due 2004 registered with the U.S. Securities and Exchange Commission under the Securities Act ("11.375% Series B Senior Notes due 2004"). As of March 31, 2002, US$178.7 million of our 11.375% Series B Senior Notes due 2004 and US$1.57 million of the 11.375% Senior Notes Due 2004 were outstanding. These notes are traded on the Luxembourg Stock Exchange.

         Our stock is not traded on any stock exchange and is sold rather infrequently and at varying prices. Thus, the market for our stock is illiquid.


ITEM 10.  ADDITIONAL INFORMATION

                     MEMORANDUM AND ARTICLES OF ASSOCIATION

         Set forth below is a description of the significant provisions of our bylaws and applicable Mexican law. This description is only a summary and is qualified by reference to our bylaws, a copy of which is filed as an exhibit to this annual report, and applicable Mexican law.

General

         We are a corporation (sociedad anonima de capital variable) organized in Mexico under the Mexican Companies Law (Ley General de Sociedades Mercantiles). We were registered in Vol. 215, Page 3, Number 156 of the Public Registry of Commerce in Monterrey, Mexico (Registro Publico de Comercio de Monterrey) on April 6, 1976. We have a corporate life of 99 years. Our corporate purpose, as fully described in Clause Fourth of our bylaws, is to act as a holding company. As such, our bylaws grant us the power to engage in various activities, which allow us to function as a holding company. These powers include, but are not limited to, the ability to (1) create, administer and hold shares in various corporations and other business organizations; (2) enter into contracts; (3) issue securities and take all actions with respect to securities of any kind; (4) enter into loans and other credit obligations and provide guarantees; (5) acquire, sell and maintain real property; (6) perform or receive professional, technical or consulting services; (7) acquire, license or use intellectual property; (8) act as an agent or representative; and (9) perform any acts necessary to accomplish the foregoing and our other powers contained in the bylaws but not listed herein.

Directors

         Our bylaws provide that the management of the corporation shall be vested in the Board of Directors. Each director is elected by a simple majority of the shares, and there are no provisions for cumulative voting. The size of the Board of Directors is determined by the shareholders at the annual ordinary general shareholders' meeting. The directors serve for an indefinite term until they resign or are removed by the shareholders. A majority of directors is needed to constitute a quorum, and board resolutions must be passed by a majority of the votes present at any validly constituted meeting or by unanimous consent if no meeting is convened.

         Under Mexican law, any member of the Board of Directors who has a conflict of interest with the corporation in any transaction must disclose such fact to the other directors and abstain from voting. Any member of the Board of Directors voting on a business transaction in which its interest conflicts with ours may be liable for damages caused to the corporation if such transaction would not have been approved without such member's vote.

         Under Mexican law, an action for civil liabilities against members of the Board of Directors may be initiated by resolution passed by a majority of the shareholders at an ordinary shareholder's meeting. As directors have the general duty to oversee for the good conduct of business, the breach of this duty is actionable. In the event the majority of the shareholders decide to bring such action, the person against whom such action is brought will immediately cease to be a member of the Board of Directors. Additionally, shareholders representing not less than 33% of our outstanding shares may directly take such action against the members of the Board of Directors, provided that (i) such shareholders have not voted against taking such action at the relevant shareholder's meeting, and (ii) the claim in question covers damage alleged to have been caused to the corporation and not merely to the individual plaintiff. Any recovery of damages with respect to such action will be for the benefit of us and not for the shareholders bringing the action.

         No member of the Board of Directors is empowered to act alone but only as part of the Board of Directors, unless expressly vested with a power of attorney, in which case such member will act as an authorized representative and not in his capacity as a member of the Board of Directors.

Share Rights and Preferences and Restrictions

         Our share capital is currently divided into A, B, C, D, E, F, and G shares. These different series of shares have the same par value, voting rights and are generally identical to each other in all material respects, with the exception of their date of issuance.

Voting Rights and Shareholders' Meetings

         Each share, regardless of the series held, entitles the holder thereof to one vote at any general meeting of our shareholders. Holders of any series are entitled to elect all members of the Board of Directors.

         Under Mexican law, the holders of shares of any series are also entitled to vote at a special shareholders' meeting on any action that would prejudice the rights of holders of such series but not the rights of holders of all other shares. Such a holder would be entitled to judicial relief against any such action affecting a particular series taken without the approval of holders of that series at such a meeting. A shareholder who believes an action requires a special meeting may demand that the Board of Directors or the statutory auditor call such meeting. Any determination that an action does not require a vote at a special meeting would be subject to judicial challenge by an affected shareholder, and the necessity for a vote at a special meeting would ultimately be determined by a Mexican court of competent jurisdiction. Mexican law does not provide guidance on the criteria to be applied in making such a determination.

         General shareholders' meetings may be ordinary or extraordinary meetings. Extraordinary general meetings are meetings called to consider the matters specified in Article 182 of the Mexican Companies Law and our bylaws including, principally, changes in the fixed portion of the capital stock and other amendments to the bylaws, anticipated dissolution and liquidation, merger, transformation from one type of corporate form to another, change in nationality and change in corporate purpose. Ordinary general shareholders' meetings must be held at least annually during the four months following the end of each fiscal year, to consider the matters specified in Article 181 of the Mexican Companies Law including, principally, the election of directors and the statutory auditor, the approval of the report of the Board of Directors regarding our performance and our financial statements for the preceding fiscal year, the allocation of our profits and losses for the preceding year and payments of dividends.

         Under our bylaws, the quorum for an ordinary general meeting is at least 50% of the shares, provided that it is the first attempt to convene a meeting, and action may be taken by a majority of the shares present. If a quorum is not available on the first attempt to convene a meeting, a second meeting may be called, at which action may be taken by a majority of shares present, regardless of the number of shares present. The quorum for the first attempt to convene a general extraordinary meeting or a special meeting is 75% of the outstanding shares. If a quorum is not available on the first attempt, a second meeting may be called, provided that at least 50% of the outstanding shares is represented. Whether on the first or subsequent attempts, for a resolution of a general extraordinary meeting to be validly adopted, the favorable vote of the holders of at least 50% of the outstanding shares is required.

         Shareholders' meetings may be called by the Board of Directors, the statutory auditor or any Mexican court of competent jurisdiction. The Board of Directors or the statutory auditor may be required to call a meeting of shareholders by the holders of 33% of our outstanding capital stock.

         In addition, the Board of Directors or the statutory auditor must call a shareholders' meeting at the written request of any shareholder if no ordinary general shareholders' meeting has been held for two consecutive years or if the shareholders' meetings held during such a period have not considered the items mentioned in Article 181 of the Mexican Companies Law, discussed above. In the event that a meeting is not called within 15 days following the date of such a request, a Mexican court may require such meeting to be called.

         Notice of meetings must be published in the official gazette in our domicile or in a newspaper of general circulation in Mexico City at least 15 days prior to the meeting. Shareholders' meetings may be held without such publication provided that 100% of the outstanding shares with voting rights on the matters to be addressed by such meeting are represented. In order to attend a shareholders' meeting, a shareholder must request and obtain an admission card by furnishing, at least one business day before the time set for holding the shareholders' meeting, appropriate evidence of its ownership of shares and depositing such shares with our corporate secretary or with an institution authorized to accept such deposit. If so entitled to attend the meeting, a shareholder may be represented by proxy signed before two witnesses. See "--Registration and Transfer."

         Under Mexican law, holders of 33% of our outstanding capital stock may request that any shareholder action be suspended by filing a complaint with a Mexican court of competent jurisdiction within 15 days after the close of the meeting at which such action was taken, by showing that the challenged action violates Mexican law or our bylaws. Relief under these provisions is only available to holders who were entitled to vote on the challenged shareholder action and whose shares were not represented when the action was taken or, if represented, were voted against it.

Dividends and Distributions

         At the annual ordinary general shareholders' meeting, the Board of Directors submits our financial statements for the previous fiscal year, together with a report thereon by the Board of Directors, to the holders of any series for their consideration. The shareholders, once they have approved the financial statements, determine the allocation of our net profits, if any, for the preceding year. They are required by law to allocate 5% of such net profits to a legal reserve, which is not thereafter available for distribution until the amount of the legal reserve equals 20% of our historical capital stock (before adjusting for inflation). At December 31, 2001, our legal reserve fund was equal to 5% of our paid-in capital stock. Amounts in excess of those allocated to the legal reserve fund may be allocated to other reserve funds as the shareholders determine, including a reserve for the repurchase of our shares. The remaining balance of net profits, if any, is available for distribution as dividends. No dividends may be paid, however, unless losses for prior fiscal years have been paid up or absorbed. See "Item 3: Key Information--Dividends."

         Holders of any series have equal rights, on a per share basis, to dividends and other distributions, including any distributions upon our liquidation. Partially paid shares may participate in any distribution to the extent that such shares have been paid at the time of the distribution or, if not paid, only with respect to the proportion paid.

         Statute of limitations regarding claims of dividends or other distributions is five years, after which time the relevant company is released from such payment obligations.

Liquidation

         Upon our dissolution, one or more liquidators must be appointed by an extraordinary shareholders' general meeting to wind up our affairs. All fully paid and outstanding shares of capital stock will be entitled to participate equally in any distribution upon liquidation. Partially paid shares participate in a liquidation distribution in the same manner as they would in a dividend distribution.

Changes in Capital Stock

         An increase of capital stock may generally be effected through the issuance of new shares for payment in cash or in kind, by capitalization of indebtedness or by capitalization of certain items of shareholders' equity. An increase of capital stock generally may not be effected until all previously issued and subscribed shares of capital stock have been fully paid. Generally, a reduction of capital stock may be effected to absorb losses, to redeem shares, or to release shareholders from payments not made. A reduction of capital stock to redeem shares is effected by reimbursing holders of shares pro rata or by lot. Shareholders may also approve the redemption of fully paid shares with retained earnings.

         The fixed portion of our capital stock may only be increased or decreased by resolution of a general extraordinary meeting and an amendment to the bylaws, whereas the variable portion of our capital stock may be increased or decreased by resolution of a general ordinary meeting. See "--Other Provisions--Fixed and Variable Capital."

         No resolution by the shareholders is required for decreases in capital stock resulting from exercise of the right to withdraw variable shares or from our purchase of shares or for increases in capital stock resulting from our sale of shares that we previously purchased. See "--Other Provisions--Our Purchase of Shares" and "--Other Provisions--Appraisal Rights."

Preemptive Rights

         Except in certain limited circumstances, in the event of a capital increase through the issuance of new shares for payment in cash or in kind, a holder of existing shares of a given series at the time of the capital increase has a preferential right to subscribe for a sufficient number of new shares of the same series to maintain the holder's existing proportionate holdings of shares of that series. Preemptive rights must be exercised within 15 days following the publication of notice of the capital increase in the Diario Oficial de la Federacion or following the date of the shareholders' meeting at which the capital increase was approved if all shareholders were represented at such meeting; otherwise such rights will lapse. Under Mexican law, preemptive rights cannot be waived in advance by a shareholder, except under limited circumstances, and cannot be represented by an instrument that is negotiable separately from the corresponding share.

Foreign Investment Restrictions

         Under our bylaws, foreign investors may purchase shares and, as a result, vote at shareholder meetings.

Registration and Transfer

         Our shares are evidenced by certificates in registered form, which may have dividend coupons attached. We maintain a stock registry, and in accordance with Mexican law, we recognize as our shareholders only those holders listed in the stock registry. Shareholders may hold their shares in the form of physical certificates which, together with notations made in our stock registry, evidence ownership of those shares.

Other Provisions

         Fixed and Variable Capital

         As a corporation with variable capital, we are permitted to issue shares constituting variable capital. The issuance of variable capital shares, unlike the issuance of fixed capital shares, does not require an amendment of the bylaws, although it does require approval at a general ordinary shareholders' meeting.

         Under our bylaws, variable capital is unlimited and thus may be increased up to any amount. Outstanding variable capital shares, if any, may be fully withdrawn by the holders thereof. The minimum fixed portion of our capital stock cannot be withdrawn. A holder of variable capital stock that wishes to effect a total or partial withdrawal of such stock is required to notify us in an authenticated written notice to that effect. If notice of withdrawal is received prior to the last quarter of the fiscal year, the withdrawal becomes effective at the end of the following fiscal year.

         Redemption of our variable capital stock is made at the book value per variable capital share as calculated from our financial statements for the fiscal year at the end of which the withdrawal is to become effective.

         Forfeiture of Shares

         As required by Mexican law, our bylaws provide that our current or future foreign shareholders are required to consider themselves as Mexican nationals with respect to our shares that they may acquire or of which they may be owners, and with respect in the property, rights, concessions, participations or interests that we may own or rights and obligations that are based on contracts to which we are a party with the Mexican authorities. Such shareholders cannot invoke the protection of their government under penalty of forfeiting to the Mexican State the corporate ownership interest that they may have acquired. Under this provision, a non-Mexican shareholder is deemed to have agreed not to invoke the protection of his own government with respect to his rights as a shareholder, but is not deemed to have waived any other rights it may have with respect to its investment in us, including any rights under U.S. securities laws. If the shareholder should invoke such governmental protection in violation of this agreement, its shares could be forfeited to the Mexican State. Mexican law requires that such a provision be included in the bylaws of all Mexican corporations unless such bylaws prohibit ownership of capital stock by non-Mexican investors.

         Shareholder Conflicts of Interest

         Under Mexican law, any shareholder that has a conflict of interest with respect to any transaction must abstain from voting thereon at the relevant shareholders' meeting. A shareholder that votes on a business transaction in which its interest conflicts with ours may be liable for damages if the transaction would not have been approved without such shareholder's vote.

         Appraisal Rights

         Whenever the shareholders approve a change of corporate purpose, change of our nationality or transformation from one type of corporate form to another, any shareholder entitled to vote on such change or transformation who has voted against it has the right to withdraw from us and receive the amount calculated as specified under Mexican law attributable to its shares, provided such shareholder exercises its right to withdraw within 15 days following the adjournment of the meeting at which the change or transformation was approved. Under Mexican law, the amount which a withdrawing shareholder is entitled to receive is equal to its proportionate interest in our capital stock according to our most recent balance sheet approved by an ordinary general meeting of shareholders.

Rights of Shareholders

         The protections afforded to minority shareholders under Mexican law are different from those in the United States and many other jurisdictions. The substantive law concerning fiduciary duties of directors and controlling shareholders has not been the subject of extensive judicial interpretation in Mexico, unlike many states in the United States where duties of care and loyalty elaborated by judicial decisions help to shape the rights of minority shareholders. Mexican civil procedure does not contemplate class actions or shareholder derivative actions, which permit shareholders in U.S. courts to bring actions on behalf of other shareholders or to enforce rights of the corporation itself. However, an action for civil liabilities against members of the Board of Directors may be initiated by resolution passed by a majority of the shareholders at an ordinary shareholder's meeting. Additionally, shareholders representing not less than 33% of our outstanding shares may directly take such action against the members of the Board of Directors, provided that (i) such shareholders have not voted against taking such action at the relevant shareholder's meeting, and (ii) the claim in question covers damage alleged to have been caused to the corporation and not merely to the individual plaintiff, as described above under "--Directors."

         As a result of these factors, in practice it may be more difficult for our minority shareholders to enforce rights against us or our directors or controlling shareholders than it would be for shareholders of a U.S. company.

         We have been advised by Carlos Luis Diaz Saenz, our General Counsel, that there is doubt as to the enforceability in original actions in Mexican courts of liabilities predicated solely upon U.S. federal securities laws and as to the enforceability in Mexican courts of judgments of U.S. courts obtained in actions predicated upon the civil liability provisions of the U.S. Federal securities laws. Because substantially all of our assets are located in Mexico, holders of our securities may effectively be required to pursue in Mexico, under Mexican law, any claims they may have against us without the benefit of the U.S. federal securities laws.


                               MATERIAL CONTRACTS


Related Party Transactions


         Our agreements with related parties are described in "Item 7: Major Shareholders and Related Party Transactions--Related Party Transactions."


Major Indebtedness


         A description of our significant debt obligations is contained in "Item 5: Operating and Financial Review and Prospects--Liquidity and Capital Resources--Liquidity."


                                LEGAL PROCEEDINGS

Distribution Contract Claim

         In September 2001, one of our distributors in Costa Rica brought suit against Sancela claiming that Sancela breached its obligations under its distribution agreement. This case is currently pending. We do not expect such proceeding, if determined adversely to Sancela, to have a material adverse effect on our results of operations or financial condition. As a result, we have not set aside any material reserves for this contingent liability.

New Tax Law

         On January 1, 2002, a law imposing a "salary credit substitutive tax" went into effect whereby employers are required to pay a tax equivalent to 3% of employee salaries (which includes fringe benefits and other forms of employee compensation). Alternatively, employers may avoid such tax payment by choosing not to credit against their own income tax the amounts corresponding to subsidies granted by the government to workers in connection with their income tax (which subsidies the employer pays to its workers as part of their salaries). We have filed a petition to enjoin the application of this provision because we consider it unconstitutional. We do not expect such proceedings, if determined adversely to us, to have a material adverse effect on our results of operations or financial condition. As a result, we have not set aside any reserves for any contingent liabilities that may derive from an adverse determination in this matter.

Other

         We are a party to various other legal proceedings in the ordinary course of our business. We do not expect such proceedings, if determined adversely to us, individually or in the aggregate, to have a material adverse effect on our results of operations or financial condition. As a result, we have not set aside any reserves for these litigation contingencies.


                                EXCHANGE CONTROLS


         Mexico has had a free market for foreign exchange since 1991, and the government has allowed the peso to float freely against the U.S. dollar since December 1994. There can be no assurance that the government will maintain its current foreign exchange policies. See "Item 3: Key Information-- Exchange Rate Information."

                                    TAXATION

         The following is a summary of certain Mexican federal tax consequences and U.S. federal income tax consequences under present law with respect to the purchase, ownership and disposition of the Notes. For U.S. federal income tax purposes, it addresses only investors that purchased the Notes in the original offering at the original offering price who hold the Notes as capital assets and whose functional currency is the U.S. dollar. The discussion does not address all Mexican federal tax consequences or U.S. federal income tax considerations that may be relevant to particular investors, nor does it address the special tax rules applicable to certain categories of investors such as banks, dealers, traders who elect to mark to market, tax-exempt entities, persons that will hold Notes through a partnership or other pass-through entity, insurance companies and investors who hold the Notes as part of a hedge, straddle, conversion or integrated transaction. In addition, aspects of Mexican tax law that may be applicable to the holders of the Notes or owners of beneficial interests in the Notes, including foreign corporations, that are owned or controlled by Mexican entities are not discussed. The discussion also does not address any tax consequences under the tax laws of any state or locality of Mexico or the United States.

         This summary is based on the federal tax laws of Mexico and the United States as in effect on the date of this annual report. Such tax laws are subject to change, possibly with retroactive effect, which change could affect the continued validity of this summary. This summary does not constitute tax advice; prospective purchasers and holders of the Notes are advised to consult their own tax advisors in respect of the consequences that the purchase, ownership or disposition of the Notes may have under the laws of Mexico, the United States or any other jurisdiction.

United States/Mexico Tax Treaty

         A Convention for the Avoidance of Double Taxation, together with a related Protocol thereto (collectively, the "Tax Treaty"), between Mexico and the United States took effect on January 1, 1994. The United States and Mexico have also entered into an agreement that covers the exchange of information with respect to tax matters.

Mexican Taxation

General

         The following is a general summary of the principal consequences, under Mexico's income tax law (Ley del Impuesto sobre la Renta) (the "Law") and regulations thereunder as currently in effect, of the purchase, ownership and disposition of the Notes by a holder that is not a resident of Mexico for tax purposes and that will not hold Notes or a beneficial interest therein in connection with the conduct of a trade or business through a permanent establishment in Mexico (a "Foreign Holder"). For purposes of Mexican taxation, an individual is a resident of Mexico if such person has established his or her domicile in Mexico, unless such person has resided in another country for more than 183 days, whether consecutive or not, during a calendar year and can demonstrate that such person has become a resident of that country for tax purposes. A legal entity is a resident of Mexico if it is established under Mexican law or if it maintains the principal administration of its business or the effective location of its management in Mexico. A Mexican citizen is presumed to be a resident of Mexico unless such person can demonstrate the contrary. A permanent establishment in Mexico of a foreign person will be regarded as a resident of Mexico, and such permanent establishment will be required to pay taxes in Mexico in accordance with applicable law, for income attributable to such permanent establishment.

Taxation of Payments of Interest

         Under the Law, payments of interest (including original issue discount which is deemed interest under the Law) made by us in respect of the Notes to a Foreign Holder will generally be subject to a Mexican withholding tax assessed at a rate of 4.9% if, as expected:

         o the Notes are placed by banks or investment banks in a country with which Mexico has entered into a treaty for the avoidance of double taxation, and such treaty is in effect;

         o   the Notes are registered with the Special Section of the RNV; and

         o we comply with the information requirements specified from time to time by the Ministry of Finance and Public Credit under its general rules.

         If all of the conditions specified above are not satisfied, the Mexican withholding tax rate applicable to payments of interests under the Notes may be significantly higher.

         If the effective beneficiaries, whether acting directly or indirectly, individually or jointly with related parties, receive more than 5% of the interest paid under the Notes and (i) are persons who own directly or indirectly, individually or with related parties 10% or more of our voting stock or (ii) are entities, of which 20% or more of its voting stock is owned directly or indirectly, jointly or severally by persons related to us, the Mexican withholding tax rate applicable to payments of interest under the Notes may be significantly higher.

         We have agreed, subject to exceptions, to pay additional amounts in respect of Mexican withholding taxes applicable to interest payments on the Notes.

         Payments of interest made by us in respect of the Notes to non-Mexican pension or retirement funds will be exempt from Mexican withholding taxes if (i) such fund is organized pursuant to the laws of its country of residence and is the effective beneficiary of the interest payment, (ii) the income from such interest payment is exempt from income tax in that country and (iii) such fund is registered with the Ministry of Finance and Public Credit for that purpose.

         Under Mexican law, payments of principal made by us in respect of the Notes to a Foreign Holder will not be subject to Mexican withholding taxes.

Dispositions

         Capital gains from the sale or other disposition of the Notes by a Foreign Holder will not be subject to Mexican income or withholding taxes.

Other Mexican Tax Considerations

         Under the Law, any discount received by a non-resident upon purchase of the Notes is deemed interest income and, therefore, subject to taxes in Mexico. Such interest income is calculated as the difference between the face value (plus accrued interest not subject to withholding) and the purchase price of the Notes. If a Note is sold by a Mexican resident or a non-resident with a permanent establishment in Mexico, such taxes must be paid by the seller, on behalf of the non-resident purchaser, within 15 days after the sale. However, when the sale is made by a Foreign Holder, the Law is unclear as to how such taxes, if any, would be paid by or on behalf of the purchaser.

Estate or Similar Tax

         A Foreign Holder will not be liable for Mexican estate, gift, inheritance or similar taxes with respect to its holding of the Notes, nor will it be liable for Mexican stamp, registration or similar taxes in respect of such holding.

U.S. Federal Income Taxation

         The following summary contains a description of the principal U.S. federal income tax consequences pertaining to the purchase, ownership, and disposition of the Notes, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to own or dispose of the Note. This summary is based on the Internal Revenue Code of 1986, as amended, (the "Code"), Treasury regulations promulgated thereunder, administrative and judicial interpretations thereof, as in effect on the date of this annual report, all of which are subject to change, possibly with retroactive effect.

         For purposes of this discussion, a "U.S. Holder" is any beneficial owner of the Notes that is (i) a citizen or resident of the United States, (ii) a corporation organized under the laws of the United States or any political subdivision thereof, or (iii) a person or entity that otherwise will be subject to U.S. federal income tax on a net income basis in respect of the Notes. A "Non-U.S. Holder" is any beneficial owner of the Notes that is not a U.S. Holder for U.S. federal income tax purposes.

U.S. Holders

         Interest and Additional Amounts. A U.S. Holder will treat the gross amount of interest (including Additional Amounts, if any) paid in respect of the Notes as ordinary interest income at the time that it is paid or accrued, in accordance with the U.S. Holder's method of accounting for U.S. federal income tax purposes. Mexican withholding taxes paid at the appropriate rate applicable to the U.S. Holder will be treated as foreign income taxes eligible for credit against such U.S. Holder's U.S. federal income tax liability, subject to generally applicable limitations and conditions, or, at the election of such U.S. Holder, for deduction in computing such U.S. Holder's taxable income. For foreign tax credit purposes, during any period in which the rate of withholding is less than 5%, such income generally will constitute "passive income" or, in the case of certain holders, "financial services income." If the Mexican withholding tax rate applicable to the U.S. Holder is 5% or more, such income generally will constitute "high withholding tax interest."

         The calculation of foreign tax credits and, in the case of a U.S. Holder that elects to deduct foreign taxes, the availability of deductions, involves the application of rules that depend on a U.S. Holder's particular circumstances. U.S. Holders should consult their own tax advisers concerning the implications of these rules in light of their particular circumstances.

         Disposition of the Notes. In general, subject to the discussion of the Exchange Offer below, a U.S. Holder of the Notes will recognize gain or loss upon the sale, exchange, redemption, retirement or other disposition of the Notes equal to the difference between the amount realized on the disposition (to the extent such amount does not represent accrued but unpaid interest which will be taxable as ordinary income to the extent not previously included in income) and the U.S. Holder's adjusted basis in the Notes, which will generally equal the holder's acquisition price for the Notes. Such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder holds the Notes for more than one year prior to disposition. Long-term capital gain realized by a U.S. Holder that is an individual generally is subject to a maximum rate of 20%.

         Non-U.S. Holders

         Subject to the discussion of backup withholding below, a Non-U.S. Holder of Notes generally will not be subject to U.S. federal income tax, including withholding taxes, on any payments of interest and Additional Amounts paid in respect of the Notes, unless such income is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States.

         Subject to the discussion of backup withholding below, a Non-U.S. Holder will not be subject to U.S. federal income tax on any capital gain realized on the sale or exchange of the Notes, unless (i) such gain is effectively connected with the conduct by the holder of a trade or business in the United States or (ii) in the case of gain realized by an individual Non-U.S. Holder, the Non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

         Any interest, Additional Amounts or gain that is effectively connected with a Non-U.S. Holder's trade or business in the United States generally will be taxed on a net income basis at the graduated rates applicable to U.S. Holders, unless an applicable income tax treaty provides otherwise. In the case of a Non-U.S. Holder that is a corporation, such income may also be subject to a branch profits tax at a rate of 30% or a lower rate under an applicable income tax treaty.

Backup Withholding and Information Reporting

         Our paying agent may be required to file information returns with the U.S. Internal Revenue Service with respect to payments made to certain U.S. Holders of the Notes. In addition, certain U.S. Holders may be subject to a backup withholding tax in respect of such payments, unless they (i) provide their taxpayer identification numbers to the Paying Agent and certify that they are not subject to backup withholding or (ii) otherwise establish an exemption from backup withholding tax. Non-U.S. Holders of the Notes may be required to comply with applicable certification procedures to establish that they are not U.S. Holders in order to avoid the application of such information reporting requirements and backup withholding tax.

         Any amounts withheld under the backup withholding rules are not an additional tax and may be refunded or credited against the holder's U.S. federal income tax liability, if any, provided the required information is furnished to the U.S. Internal Revenue Service.

         THE U.S. AND MEXICAN FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE DEPENDING UPON A HOLDER'S PARTICULAR SITUATION. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN, AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN THE U.S. FEDERAL, MEXICAN OR OTHER TAX LAWS.

                              DOCUMENTS ON DISPLAY

         You may obtain copies of this annual report and the exhibits hereto, at the Securities and Exchange Commission's reference rooms in Washington, D.C., New York, NY, and Chicago IL. Please call the Securities and Exchange Commission at 1-800-SEC-0330. As a foreign private issuer, we are not required to make filings with the Commission by electronic means, although we may do so. Any filings we make electronically will be available to the public over the Internet at the Securities and Exchange Commission's web site at http://www.sec.gov.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Interest Rate Risk

         Our earnings are affected by changes in interest rates, because we are exposed to interest rate risk on our existing floating rate debt and any new floating rate debt that we incur. Our principal indebtedness at December 31, 2001 and the interest payable thereon included the following:

         o our short-term debt, primarily in the form of lines of credit, amounting to US$136.4 million and bearing interest at a weighted-average variable rate of 6.94%;

         o our U.S. dollar denominated long-term debt amounting to US$354.3 million and bearing interest at the following rates:

             o   for a US$90 million portion, three-month LIBOR plus 4.0%,

             o   for a US$50 million portion, 9.0%,

             o   for a US$29.8 million portion, six-month LIBOR plus 1.81%,

             o   for a US$4.2 million portion, a weighted average rate of 7.55%;

             o for the Notes, of which US$180.3 million remain outstanding, 11.375% and;

         o our peso-denominated long-term debt, primarily under the Certificados Bursatiles Program, amounted to Ps.300 million (US$32.7) and bearing interest at a rate of TIIE plus 1.75%.

         A hypothetical, instantaneous and unfavorable change of 100 basis points in the interest rate applicable to floating-rate financial assets and liabilities held at December 31, 2001 would have resulted in additional interest expense of approximately Ps.24.3 million per year, assuming no change in the principal amount of such indebtedness.

Foreign Exchange Rate Risk

         Most of our debt obligations are denominated in U.S. dollars while we generate revenues in pesos. Therefore, we are exposed to currency exchange rate risks that could significantly affect our ability to meet our obligations. We currently do not plan to enter into hedging transactions with respect to these foreign currency risks, but we continue to consider the appropriateness of this option. Mexico maintains a floating exchange rate regime and the peso has experienced significant devaluations in recent years. Any significant decrease in the value of the peso relative to the U.S. dollar in the near term may have a material adverse effect on our liquidity and on our ability to meet our debt obligations. Exchange rate risk exists principally with respect to our indebtedness denominated in currencies other than Mexican pesos. As of December 31, 2001, indebtedness denominated in foreign currencies was Ps.4,479.0 million, of which Ps.4,479.0 million was denominated in U.S. dollars. At December 31, 2001, a hypothetical 10% devaluation of the peso relative to the U.S. dollar would give us a Ps.447.9 million (US$44.4 million) exchange loss on our debt over a one-year period.

Hedging Arrangements

         We are currently party to the Bancomer swap described in "--Liquidity and Capital Resources--Other Contractual Obligations." We are not currently party to any interest rate hedging arrangements related to our dollar denominated obligations. We may enter into any such agreements at any time.

                                     PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREAGES AND DELINQUENCIES

         None.

TEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND THE USE OF PROCEEDS

         None.

                                    PART III

ITEM 18.  FINANCIAL STATEMENTS

         Our financial statements are included in this Form 20-F beginning at page F-1.

ITEM 19.  EXHIBITS

                                LIST OF EXHIBITS

    NUMBER                         DESCRIPTION
    ------                         -----------

    1           Our bylaws (estatutos), together with an English translation.**

    2(b)(1) Indenture, dated April 25, 1997, among us, IBJ Schroder Bank & Trust Company, as Trustee, and Citibank, N.A., as Principal Paying Agent and Security Registrar.*

    2(b)(2) Registration Rights Agreement., dated April 30, 1997, among Citibank, N.A., the other initial purchasers named therein and us.*

    4(a)(1) Contract among us, Papeles Industriales Crisoba, S.A. de C.V., Fincas Industriales, S.A. de C.V. and SCA Molnlycke AB for the acquisition of 51% of the shares of Sancela, S.A. de C.V., dated September 19, 1996.*

    4(a)(2) Contract among us, Papeles Higienicos del Centro, S.A. de C.V. and Kimberly-Clark de Mexico, S.A. de C.V. for the acquisition of a tissue manufacturing facility in Ecatepec, Mexico, dated April 24, 1997.*

    4(a)(3)     Summary of Restructuring Agreement dated July 26, 1996.*

    7           Calculation of ratio of earnings to fixed charges.

    8           List of most important subsidiaries as of June 1, 2002

* Previously filed in our registration statement on Form F-4, as amended (File No. 333-7238), originally filed with the Commission on July 29, 1997. Incorporated herein by reference.

** Previously filed in our annual report on Form 20-F on (File No. 333-7238), filed with the Commission on July 2, 2001. Incorporated herein by reference.

                                    SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant, Copamex, S.A. de C.V., certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            COPAMEX, S.A. DE C.V.



                                            By   /s/ Carlos Luis Diaz Saenz
                                                 --------------------------
                                                 Carlos Luis Diaz Saenz
                                                 General Counsel


                                June  28, 2002

                          Index to Financial Statements

   Consolidated Financial Statements of Copamex, S.A. de C.V. and Subsidiaries

                                                                            Page
Annual Financial Information

Report of Independent Auditors...............................................F-2
Consolidated Balance Sheets as of December 31, 2001 and 2000.................F-3
Consolidated Statements of Income for the years ended December 31, 2001, 2000 and 1999.....................................................................F-4
Consolidated Statements of Changes in Stockholders' Equity for the years ended
December 31, 2001, 2000 and 1999.............................................F-5
Consolidated Statements of Changes in Financial Position for the years ended
December 31, 2001, 2000 and 1999.............................................F-6
Notes to Consolidated Financial Statements as of December 31, 2001, 2000 and
1999.........................................................................F-7

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders of
Copamex, S.A. de C.V.

         We have audited the accompanying consolidated balance sheets of Copamex, S.A. de C.V. and Subsidiaries, as of December 31, 2001 and 2000 and the related consolidated statements of income, changes in stockholders' equity and changes in financial position for each of the three years in the period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the 2001 and 2000 financial statements of certain wholly-owned subsidiaries, which statements reflect total assets constituting 21.5% and 3.64% as of December 31, 2001 and 2000, respectively, and total revenues constituting 24% and 5.71% for the years then ended. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to data included for those subsidiaries, is based solely on the reports of the other auditors.

         We conducted our audits in accordance with auditing standards generally accepted in Mexico and in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

         In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Copamex, S.A. de C.V. and Subsidiaries as of December 31, 2001 and 2000, and the consolidated results of their operations and changes in their consolidated financial position for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in Mexico, which differ in certain respects from those followed in the United States (see Note 17).

         As mentioned in Note 1 to the accompanying financial statements, effective January 1, 2000 the Company adopted the requirements of Mexican Accounting Bulletin D-4 "Accounting for Income Tax, Asset Tax and Employee Profit Sharing," issued by the Mexican Institute of Public Accountants. The effects are described in Note 13c.

                                              MANCERA, S.C.
                                              A Member Practice of Ernst & Young
                                              Global
                                              /s/ C.P. Hector Hongo Tsuji

Garza Garcia, N.L.
February 8, 2002
Except for Note 7d as to which
the date is March 22, 2002

                     COPAMEX, S.A. DE C.V. AND SUBSIDIARIES
                           Consolidated Balance Sheets
                     As of December 31, 2001, 2000 and 1999
          (Thousands of constant Mexican pesos as of December 31, 2001)


                                                                               2001             2000
                                     Assets                               --------------   --------------
Current Assets:
Cash and cash equivalents..............................................   Ps.    217,498   Ps.     36,437
Trade receivables, net of an allowance for doubtful accounts of
   Ps.44,800 in 2001 and Ps.41,190 in 2000--Note 2.....................        1,457,112        1,752,816
Related parties--Note 9................................................          173,459           43,284
Other accounts receivable--Note 12.....................................          181,830          242,181
Inventories--Note 3....................................................          894,654        1,086,954
Prepaid expenses.......................................................          237,256          122,533
                                                                          --------------   --------------
       Total current assets............................................   Ps.  3,161,809   Ps.  3,284,205
Investments in associated companies--Note 4............................           77,604                -
Related parties--Note 9................................................                -          199,510
Property, plant and equipment, net--Note 5.............................        8,526,295        9,106,113
Goodwill--Note 4.......................................................          115,859           45,825
Intangible assets--Note 6..............................................          624,140          623,454
                                                                          --------------   --------------
       Total assets....................................................   Ps. 12,505,707   Ps. 13,259,107
                                                                          ==============   ==============
                  Liabilities and Stockholders' Equity
Current liabilities:
Short-term debt--Note 7................................................   Ps.  1,250,534   Ps.  1,505,902
Current portion of long-term debt--Note 7..............................          842,384          651,104
Suppliers..............................................................          940,849          849,252
Related parties--Note 9................................................            7,058           43,441
Other accounts payable--Note 12........................................          582,378          548,471
Income tax, asset tax and employees' profit sharing....................           37,290           16,539
                                                                          --------------   --------------
       Total current liabilities.......................................        3,660,493        3,614,709
                                                                          --------------   --------------
Long-term liabilities:  Long-term debt--Note 7.........................        2,706,135        3,255,941
Labor obligations--Note 10.............................................          101,331           87,008
Deferred taxes--Note 13................................................        1,979,761        2,031,136
                                                                          --------------   --------------
       Total long-term liabilities.....................................        4,787,227        5,374,085
                                                                          --------------   --------------
       Total liabilities...............................................        8,447,720        8,988,794
                                                                          --------------   --------------
Stockholders' equity--Note 11:
Capital stock..........................................................        4,819,869        4,826,886
Additional paid-in capital.............................................            6,336            6,336
Retained earnings......................................................        1,495,653        1,553,092
Deficit from restatement of stockholders' equity.......................         (587,018)        (385,889)
Cumulative effect of deferred income tax...............................       (1,913,019)      (1,913,019)
                                                                          --------------   --------------
Total majority stockholders' equity....................................        3,821,821        4,087,406
Minority interest......................................................          236,166          182,907
       Total stockholders' equity......................................        4,057,987        4,270,313
                                                                          --------------   --------------
       Total liabilities and stockholders' equity......................   Ps. 12,505,707   Ps. 13,259,107
                                                                          ==============   ==============


                             See accompanying notes.

                     COPAMEX, S.A. DE C.V. AND SUBSIDIARIES
                        Consolidated Statements of Income
                     As of December 31, 2001, 2000 and 1999
          (Thousands of constant Mexican pesos as of December 31, 2001)


                                                                         2001           2000            1999
                                                                   -------------   -------------   -------------
Net sales......................................................... Ps. 7,618,326   Ps. 7,866,937   Ps. 7,067,769
Cost of sales.....................................................    (4,897,379)     (5,358,755)     (4,671,579)
                                                                   -------------   -------------   -------------
Gross margin......................................................     2,720,947       2,508,182       2,396,190
Selling and administrative expenses...............................    (1,799,614)     (1,721,755)     (1,462,047)
                                                                   -------------   -------------   -------------
Operating income..................................................       921,333         786,427         934,143
                                                                   -------------   -------------   -------------
Comprehensive financing (cost) income:
Interest income...................................................        38,656          27,285          20,652
Interest expense..................................................      (581,851)       (637,228)       (607,123)
Exchange gain (loss), net--Note 12................................       261,056         (93,493)        241,132
Monetary gain.....................................................       179,696         380,372         581,469
                                                                   -------------   -------------   -------------
                                                                        (102,443)       (323,064)        236,130
                                                                   -------------   -------------   -------------
Other (loss) income, net--Note 12.................................      (104,144)        (70,405)        (22,660)
                                                                   -------------   -------------   -------------
Equity in income of associated companies..........................       (25,834)             --              --
Asset write down--Note 5..........................................      (600,900)             --              --
Income before income and asset taxes, and employee profit sharing.        88,012         392,958       1,147,613
Income tax--Note 13...............................................       (83,074)       (230,834)       (101,822)
Employee profit sharing...........................................       (10,003)         (6,674)         (5,674)
                                                                   -------------   -------------   -------------
(Loss) income before minority interest............................        (5,065)        155,450       1,040,117
Minority interest.................................................       (52,374)        (37,731)        (56,374)
                                                                   -------------   -------------   -------------
Net (loss) income for the year.................................... Ps.   (57,439)  Ps.   117,719   Ps.   983,743
                                                                   =============   =============   =============
Weighted average common shares outstanding........................    28,507,926      28,482,921      28,454,200
Net (loss) income per common share (in pesos)..................... Ps.     (2.01)  Ps.      4.13   Ps.     34.57
                                                                   =============   =============   =============

                             See accompanying notes.

                     COPAMEX, S.A. DE C.V. AND SUBSIDIARIES
            Consolidated Statement of Change in Stockholders' Equity
                     As of December 31, 2001, 2000 and 1999
          (Thousands of constant Mexican pesos as of December 31, 2001)



                                                                      Surplus
                                                                    (Deficit)
                                                                       from      Cumulative
                                                                    restatement   effect of
                                            Additional                  of        deferred
                                 Capital     paid-in    Retained   stockholders'   income      Minority                Comprehensive
                                  Stock      capital    earnings      equity        taxes      Interest      Total     income (loss)
                               ------------ ---------- ----------- ------------  ------------ ----------- ------------ -------------
Balances at December 31, 1998. Ps.4,819,747  Ps.    -  Ps. 637,505  Ps.  16,524  Ps.        - Ps. 147,780 Ps.5,621,556
Cash dividends paid...........                         (185,875)                                              (185,875)
Minority interest.............                                                                     33,097       33,097  Ps.(302,599)
Net income for the year.......                             983,743                                             983,743      983,743
Deficit from holding
   nonmonetary assets.........                                         (162,721)                              (162,721)    (162,721)
                               ------------ --------- ------------ ------------ -------------  ---------- ------------  -----------
Balances at December 31, 1999.    4,819,747         -    1,435,373     (146,197)                  180,877    6,289,800  Ps. 518,423
Cumulative effect of
   deferred taxes.............                                                     (1,913,019)    (22,699)  (1,935,718)
Increase in capital stock.....        7,139     6,336                                                           13,475
Minority interest.............                                                                     24,729       24,729  Ps.  46,075
Net income for the year.......                             117,719                                             117,719      117,719
Deficit from holding
   nonmonetary assets (net
   of deferred taxes).........                                         (239,692)                              (239,692)    (239,692)
                               ------------ --------- ------------ ------------ -------------  ---------- ------------  -----------
Balances at December 31, 2000.    4,826,886     6,336    1,553,092     (385,889)   (1,913,019)    182,907    4,270,313  Ps. (75,898)
Effect of spin-off............       (7,017)                                                                    (7,017)
Minority interest.............                                                                     53,259       53,259  Ps.  39,281
Net loss for the year.........                             (57,439)                                            (57,439)     (57,439)
Deficit from holding
   nonmonetary assets (net
   of deferred taxes).........                                         (201,129)                              (201,129)    (201,129)
                               ------------ --------- ------------ ------------ -------------  ---------- ------------  -----------
Balances at December 31, 2001. Ps.4,819,869 Ps. 6,336 Ps.1,495,653 Ps. (587,018)Ps.(1,913,019) Ps.236,166 Ps.4,057,987  Ps.(219,287)
                               ============ ========= ============ ============ =============  ========== ============  ===========



                             See accompanying notes.

                     COPAMEX, S.A. DE C.V. AND SUBSIDIARIES
            Consolidated Statements of Changes in Financial Position
              For the years ended December 31, 2001, 2000 and 1999
          (Thousands of constant Mexican pesos as of December 31, 2001)


                                                                           2001          2000          1999
Operating activities:                                                  -----------   -----------  ------------
(Loss) income before minority interest...............................  Ps.  (5,065)  Ps. 155,450  Ps.1,040,117
Items not requiring the use of resources:
     Allowance for doubtful accounts.................................        5,346         5,206         4,867
     Depreciation....................................................      362,710       428,841       420,256
     Amortization....................................................       45,177        46,365        45,731
     Asset write down................................................      507,000            --            --
     Equity in income of associated companies........................       25,834            --            --
     Provision for labor obligations.................................       14,132        12,688        10,469
     Deferred income tax.............................................       56,926       208,432            --
                                                                       -----------   -----------   -----------
                                                                         1,012,060       856,982     1,521,440
     Trade receivables...............................................      290,357      (190,055)     (186,883)
     Inventories.....................................................     (136,640)      (83,228)     (203,400)
     Related parties.................................................      (57,855)       (1,698)       (1,356)
     Prepaid expenses................................................     (114,723)      (62,390)       11,329
     Suppliers.......................................................       91,597        72,009        77,669
     Other accounts receivable and payable, net......................       94,450        87,118        95,274
     Income tax, asset tax and employee profit sharing...............       20,751       (54,066)       59,278
                                                                       -----------   -----------   -----------
Resources provided by operating activities...........................    1,199,997       624,672     1,376,063
                                                                       -----------   -----------   -----------
Financing activities:
     Short-term bank loans...........................................      (64,088)     (468,861)     (163,226)
     Bonds...........................................................     (155,598)     (139,247)      (81,553)
     Proceeds from bank borrowings and issuance of long-term debt....      573,000     1,304,242        22,148
     Payments of long-term debt......................................     (967,208)     (720,665)     (712,268)
     Related parties.................................................       90,807      (198,667)           --
     Cash dividends paid.............................................           --            --      (185,875)
     Effect of spin-off..............................................       (7,017)           --            --
     Minority interest...............................................          885       (13,002)      (23,279)
                                                                       -----------   -----------   -----------
Resources (used in) provided by financing activities.................     (529,219)     (236,200)   (1,144,053)
                                                                       -----------   -----------   -----------
Investing activities:
     Property, plant and equipment, net..............................     (294,205)     (300,845)    (358,639)
     Intangible assets...............................................      (42,601)      (85,800)     (18,909)
     Goodwill........................................................      (75,307)       (8,670)
     Other investments...............................................      (77,604)         (797)        2,783
                                                                       -----------   -----------   -----------
Resources used in investing activities...............................     (489,717)     (396,112)     (374,765)
                                                                       -----------   -----------   -----------
Increase (decrease) in cash and cash equivalents.....................      181,061        (7,640)     (142,755)
Cash and cash equivalents at the beginning of year...................       36,437        44,077       186,832
                                                                       -----------   -----------   -----------
                                                                       ===========   ===========   ===========
Cash and cash equivalents at the end of year.........................  Ps. 217,498   Ps.  36,437   Ps.  44,077
                                                                       ===========   ===========   ===========


                             See accompanying notes.

                     COPAMEX, S.A. DE C.V. AND SUBSIDIARIES
             Notes to Consolidated Financial Statements (Continued)
                     As of December 31, 2001, 2000 and 1999
          (Thousands of constant Mexican pesos as of December 31, 2001)


1.   Description of the business and significant accounting policies

I.   Description of business

Copamex, S.A. de C.V. (the Company) is a Mexican corporation that holds the shares of the companies listed below.

         The main activities of these companies are concentrated in three groups: 1) the consumer products group, which includes bathroom and facial tissue, paper towels, paper napkins, adult incontinence products, feminine care products, away-from-home products, notebooks and baby diapers, 2) the packaging products group which includes kraft paper, multi-wall paper bags and corrugated containers, and 3) the printing and writing products group which includes cut-sized paper, bond paper and specialty papers. Some subsidiaries are dedicated to property leasing.

II.  Significant accounting policies

Use of estimates

         In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from those estimates.

Principles of consolidation

         The consolidated financial statements include those of Copamex, S.A. de C.V. and the subsidiaries in which they hold the majority of the capital stock, as follows:

                                                                     % ownership
                                                               ----------------------
                                                                 2001          2000
                                                               --------      --------
Copamex Productos al Consumidor, S.A. de C.V.................   100.00%       100.00%
Copamex Comercial, S.A. de C.V...............................   100.00%       100.00%
Industrial Papelera Mexicana, S.A. de C.V....................   100.00%       100.00%
Papeles Higienicos del Centro, S.A. de C.V...................   100.00%       100.00%
Papeles Higienicos de Mexico, S.A. de C.V....................   100.00%       100.00%
Inpamex Planta Huehuetoca, S.A. de C.V.......................   100.00%       100.00%
Servicios Comerciales Cocosa, S.A. de C.V....................    99.96%        99.96%
Sancela, S.A. de C.V.........................................    51.00%        51.00%
Comercializadora Sancela, S.A. de C.V........................    51.00%        51.00%
Sancela de Costa Rica, S.A...................................    51.00%        51.00%
Sanco Interaccion Comercial, S.A.(1).........................    51.00%          --
Copamex Empaque, S.A. de C.V.................................   100.00%       100.00%
Papelera de Chihuahua, S.A. de C.V...........................   100.00%       100.00%
Maquinaria y Equipo Pachisa, S.A. de C.V.....................   100.00%       100.00%
Cia. Papelera Maldonado, S.A. de C.V.........................   100.00%       100.00%
Maquinaria y Equipo Papelera, S.A. de C.V....................    99.81%        99.81%
Bolsas y Articulos de Papel, S.A. de C.V.....................   100.00%       100.00%
Cajas y Empaques Industriales, S.A. de C.V.(2)...............      --         100.00%
Copamex Corrugados, S.A. de C.V.(3) .........................    90.00%          --
Sacos y Envases Industriales, S.A. de C.V....................   100.00%       100.00%
Bolsas de Papel Guadalajara, S.A. de C.V.....................   100.00%       100.00%
Maquinaria y Equipo Seisa, S.A. de C.V.......................   100.00%       100.00%
Master Fibers Inc............................................   100.00%       100.00%
Comercial Recicladora, S.A. de C.V...........................   100.00%       100.00%
Copamex Papeles para Escritura e Impresion, S.A. de C.V......   100.00%       100.00%
Comercializadora Copamex, S.A. de C.V........................   100.00%       100.00%
Pondercel, S.A. de C.V.......................................   100.00%       100.00%
Plantaciones Industriales Mexicanas, S.A. de C.V.............   100.00%       100.00%
Taloquimia, S.A. de C.V......................................    51.00%        51.00%
Recicladora de Papel y Derivados, S.A. de C.V.(3) ...........   100.00%        --
Industrias Unidas de Centroamerica, S.A......................    70.00%        70.00%
Grupo Copamex de Centroamerica, S.A..........................   100.00%       100.00%
Corporativo Copamex, S.A. de C.V.............................   100.00%       100.00%
Desarrollo Inmobiliario del Poniente, S.A. de C.V............   100.00%       100.00%
Compania Regiomontana de Inversiones, S.A. de C.V.(4) .......    --            99.98%
Bolsas Maldonado, S.A. de C.V................................    99.60%        99.60%
Desarrollo Inmobiliario COINSA, S.A. de C.V..................   100.00%       100.00%

------------------
(1)  Company incorporated for the trade of goods (consumer division) in Costa
     Rica.
(2)  Company merged with Copamex Corrugados, S.A. de C.V.
(3)  Companies incorporated through the spin-off of Pondercel, effective 2001.
(4)  Company merged with Desarrollo Inmobiliario del Poniente, S.A. de C.V.


         All intercompany balances and transactions have been eliminated for consolidation purposes.

Recognition of the effects of inflation

         The Company and its subsidiaries recognize the effects of inflation on financial information as required by Mexican Accounting Bulletin B-10 ("Recognition of the Effects of Inflation on Financial Information"), as amended. Consequently, the amounts presented in the accompanying financial statements and in these notes are expressed in thousands of Mexican pesos with purchasing power as of December 31, 2001.

Surplus (deficit) from restatement of stockholders' equity

         Surplus (deficit) from restatement of stockholders' equity includes: i) the accumulated monetary position gain determined at the time the provisions of Bulletin B-10 were first applied; and ii) the result from holding non-monetary assets, which represents the net difference between restatement by the specific-cost method, compared to restatement based on the Mexican National Consumer Price Index (NCPI).

Comprehensive financing (cost) income

         The comprehensive financing (cost) income consists of net interest expense, foreign exchange gains and losses, and the monetary gain.

Monetary gain

         This represents the result of holding monetary assets and liabilities, the real value of which declines in inflationary periods while the face value remains constant.

         The monetary position result is calculated on net monthly monetary positions, using factors derived from the NCPI.

Recognition of revenues

         Revenue is recognized as earned when all of the following criteria are met:

         -   Persuasive evidence of an arrangement exists.

         -   Shipment or delivery has occurred.

         -   The seller's price to the buyer is fixed or determinable, and

         -   Collectibility is reasonably assured.

Cash and cash equivalents

         All highly liquid investments purchased with a maturity of three months or less when acquired are considered as cash equivalents and are carried at fair market value. Cash are primarily bank deposits.

Inventories and cost of sales

         Inventories and cost of sales are presented at replacement cost, which is not in excess of realizable value, using the direct costing method.

Investments in associated companies

         Investments in associated companies are those in which the Company owns more than 10% of the common outstanding shares. These investments are valued using the equity method, whereby the Company recognizes its equity interest in the results of operation of the associated companies in the year corresponding to the Company's financial statements.

Goodwill

         This represents the difference between the acquisition cost and the fair value of the acquired net assets at the time of acquisition of the shares. Such excess is being amortized using the straight-line method over a period of twenty years from the date of acquisition.

Property, plant and equipment

         Property, plant and equipment are initially recorded at acquisition cost. Through December 31, 1996, property, plant and equipment were restated based on appraisals obtained from an independent appraiser registered with National Banking and Securities Commission. Since the fifth amendment (revised) to Bulletin B-10 issued by the Mexican Institute of Public Accounts, effective January 1st, 1997, eliminated the use of appraisals to restate property, plant and equipment, this caption has been restated by applying factors derived from the NCPI.

         Depreciation is calculated using the straight-line method based on the restated value of the assets and applying rates in accordance with the estimated useful lives of the assets.

Intangible assets

         Intangible assets are initially recorded at acquisition cost and then restated using factors derived from the NCPI.

         These items are amortized using the straight-line method based on the restated value of the assets over a period of 3 to 20 years.

Transactions in foreign currencies

         Transactions in foreign currencies are recorded at the prevailing exchange rate at the time of the related transactions. Foreign currency denominated assets and liabilities are translated to pesos at the prevailing exchange rate at the balance sheet date. Exchange gains and losses are taken to income of the period as part of the comprehensive financing income (cost) (See
Note 8).

Labor obligations

         Mexican Federal Labor Law establishes the obligation to make certain payments to personnel who leave the Company's under certain circumstances. The Company follows the policy of recording severance payments in the results of the year in which they are made. Pension fund expenses and seniority premiums are recognized periodically on the basis of the calculations of independent actuaries using the projected unit credit method and financial hypotheses net of inflation, as required by Mexican Accounting Principles Bulletin D-3.

Comprehensive (loss) income

         Effective January 1, 2001, Bulletin B-4 "Comprehensive Income" came into force. The application of Bulletin B-4 has no effect on the net (loss) income for the year or on stockholders' equity. Comprehensive income is the net loss or income for the period, plus, if applicable, those items whose effect is reflected directly on stockholders' equity and that do not constitute contributions, reductions or distribution of capital. The financial statements at December 31, 2000 and 1999 have been restated as a result of the application of this Bulletin.

Earnings per share

         Earnings per share are computed by dividing net income for the year by the weighted average number of common shares outstanding during the period.

Advertising

         The Company expenses advertising costs as they are incurred. Total advertising expense charged to operations was approximately Ps.387,337, Ps.310,664 and Ps.241,831 in December 31, 2001, 2000 and 1999, respectively.

Financial instruments

         Effective January 1, 2001, the Company adopted the new Bulletin C-2 "Financial Instruments," issued by the Mexican Institute of Public Accountants. This Bulletin establishes general regulations to issuers and investors of financial instruments for the valuation, presentation and disclosure of financial information. In addition, Bulletin C-2 establishes regulation and conditions to offset financial resource assets and liabilities. Likewise, it establishes regulations to assess these instruments at fair value, except for those that have been classified as payable upon maturity, which should be valued at acquisition cost. The application of Bulletin C-2 had no effect on the financial statements, as the Company has no derivative or hedged financial instruments.

Income tax, asset tax and employees' profit sharing

         Effective January 1, 2000, the Company adopted the requirements of Bulletin D-4 "Accounting Treatment for Income Tax, Asset Tax and Employees' Profit Sharing" issued by the Mexican Institute of Public Accountants. This Bulletin requires the recognition of deferred taxes on all the temporary differences in balance sheet accounts for financial and tax reporting purposes, using the enacted income tax rate at the date of issuance of the financial statements. Through December 31, 1999, deferred taxes were recognized only for temporary differences that were considered to be non-recurring and that had a known turnaround time.

         In accordance with this Bulletin, the cumulative effect of deferred taxes at the beginning of 2000 was applied to stockholders' equity without restructuring the financial statements of prior years.

         Income tax incurred for the year is charged to results and represents a liability due and payable within a maximum term of one year, except for the deferred portion of income tax, due to not declaring dividends in the following year (See Note 13c).

         The Company evaluates periodically the recoverability of its deferred tax asset, and if necessary, establishes and adjusts the corresponding allowance.

         In conformity with the Bulletin, deferred employee profit sharing is recognized only on temporary differences determined in the current year reconciliation between the net income for financial and for employee profit sharing purposes, provided there is no indication that the related liabilities or assets will not be realized in the future.

         Current year employee profit sharing is charged to results and represents the liability due and payable within a maximum term of one year.

         In accordance with Bulletin D-4, asset tax is offset against deferred income tax, with due evaluation of recoverability.

Concentrations of credit risk

         Concentrations of credit risk with respect to trade accounts receivable are limited due to the large number of entities comprising the Company's customer base.

Reclassifications

         Certain amounts shown in the 2000 and 1999 consolidated financial statements have been reclassified for uniformity of presentation with 2001.

2.       Trade receivables

         Trade accounts correspond to accounts receivable from sales to third parties.

         During the year ended December 31, 2001 and 2000, the Company sold certain receivables through non-recourse factoring agreements in the amount of Ps.370,394 and Ps.140,894, respectively. The loss on sales of these receivables in the amount of Ps.11,310 and Ps.3,805 in 2001 and 2000, respectively, are included in comprehensive financing (cost) income of those years.

3.       Inventories

         At December 31, 2001 and 2000, inventories are comprised of the following:

                                                          2001           2000
                                                     ------------   ------------
         Raw materials.............................  Ps.  351,088   Ps.  402,749
         Finished goods............................       232,100        330,394
         Work in process...........................        45,025         58,887
         Materials and spare parts.................       169,373        214,902
         Inventory in transit......................        85,830         71,162
         Advances to suppliers.....................        11,238          8,860
                                                     ------------   ------------
                                                     Ps.  894,654   Ps.1,086,954
                                                     ============   ============

4.       Investments in associated companies

         a) At December 31, 2001, the investments in associated companies are comprised of the following:

                                                                         %
                                                         2001        ownership
                                                     ------------   -----------
         Corrugado y Fibra, S.A. de C.V............  Ps.    6,147       45%
         Copamex Higiene Infantil, S.A. de C.V.....        71,457       45%
                                                     ------------
                                                     Ps.   77,604
                                                     ============

         The goodwill resulting from the investment in Corrugado y Fibra, S.A. (acquired on December 2001) and Copamex Higiene Infantil, S.A. de C.V. (acquired on October 2001) amounted to Ps.17,647 and Ps.57,660, respectively.

         b) An analysis of goodwill at December 31, 2001 and 2000 is as follows:

                                                         2001          2000
                                                     ------------  ------------
         Goodwill..................................  Ps.  130,947  Ps.   57,651
         Accumulated amortization..................       (15,088)      (11,826)
                                                     ------------  ------------
         Goodwill net..............................  Ps.  115,859  Ps.   45,825
                                                     ============  ============

5.       Property, plant and equipment

         a) At December 31, 2001 and 2000, property, plant and equipment consist of the following:

                                                         2001           2000
                                                     ------------  ------------
         Land......................................  Ps.  452,454   Ps. 468,164
         Buildings.................................     1,639,387     1,583,573
         Machinery and Equipment...................    12,642,579    13,232,841
         Other equipment...........................       425,407       493,314
         Advances to suppliers.....................        27,276        38,550
         Construction in progress..................       100,488       128,354
                                                     ------------  ------------
                                                       15,287,591    15,944,796
         Accumulated depreciation..................    (6,995,296)   (6,838,683)
                                                     ------------  ------------
                                                        8,292,295     9,106,113
         Idle machinery............................       234,000            --
                                                     ------------  ------------
                                                     Ps.8,526,295  Ps.9,106,113
                                                     ============  ============

         Depreciation expense for the years ended December 31, 2001, 2000 and 1999 was Ps.362,710, Ps.428,841 and Ps.420,256, respectively.

         b) At December 31, 2001 and 2000, the remaining useful lives of assets were:

                                                         2001           2000
                                                     ------------   ------------
         Buildings.................................  17.1 to 43.5   16.9 to 43.8
         Machinery and equipment...................  13.5 to 31.6   14.0 to 32.7
         Other equipment...........................    3.6 to 7.9     2.6 to 8.8

         c) In February 2001, the Company decided to temporarily close Pondercel's pulp mill and from said month` onwards, all of its pulp requirements have been provided by third parties. The decision was intended to reduce costs due to the market conditions of pulp, as its prices decreased while the Company's production costs increased.

         The Company reconsidered the above decision and in October 26, 2001, the Company decided to close the operations in such plant, which resulted in the following effects: machinery and equipment, including the spare-parts warehouse was stated at net realizable value appraised by an independent expert registered with the National Banking and Securities Commission. Accordingly, the book value of Ps.741,000 was written down to Ps.234,000, thus representing a write-off of Ps.507,000. In addition, expenses amounting to Ps.93,900 were incurred due to the close of the plant.

         The mentioned adjustments amounted to Ps.600,900 and are shown in the statement of income as an asset write-down; the write down, net of income tax, was Ps.390,600.

6.       Intangible assets

         At December 31, 2001 and 2000, intangible assets consist of the following:

                                                        2001            2000
                                                    -----------     -----------
         Brand names............................... Ps. 490,818     Ps. 490,818
         Technology and software...................     100,052         100,052
         Debt issuance costs.......................     116,550          96,135
         Integral system...........................      77,822          57,080
         Start-up expenses.........................      17,512          17,512
         Other.....................................      13,877          12,433
                                                    -----------     -----------
                                                        816,631         774,030
         Accumulated amortization..................    (192,491)       (150,576)
                                                    -----------     -----------
                                                    Ps. 624,140     Ps. 623,454
                                                    ===========     ===========

         Amortization expense for the years ended December 31, 2001, 2000 and 1999 was Ps.41,915, Ps.42,950, and Ps.41,158, respectively.

7.       Short-term and long-term debt

         a)  Short term debt

                                                      2001             2000
         Denominated in Mexican Pesos........... Ps.    20,000     Ps.     7,308
         Denominated in U.S. dollars(1).........     1,230,534         1,498,594
                                                 -------------     -------------
         Total.................................. Ps. 1,250,534     Ps. 1,505,902
                                                 =============     =============

         Interest rates.........................         4.15%             8.58%
                                                      to 9.25%         to 10.79%
         Weighted average of applicable interest
         rates at December 31...................         6.94%             9.50%

----------
(1) Includes the issuance of Euro Commercial Paper in the amount of US$57.8 million in 2001, with a weighted average interest of 8.55%.

         b) The Company maintains short-term credit lines with several banks. At December 31, 2001 unused lines of credit totaled Ps.399,352 (Ps.641,486 in 2000).

         In addition, the Company has a line of credit for the issuance of Euro Commercial Paper in the amount of US$150 million, with short-term maturities. At December 31, 2001, the available balance was US$92.2 million.

         During December 2001, the Company was authorized to issue Exchange Certificates ("Certificados Bursatiles") in the amount of Ps.1 billion, of which Ps.700 million was available at December 31, 2001.

         c) An analysis of long-term debt as of December 31, 2001 and 2000 is as follows:

                                                       December 31, 2001
                                                 ------------------------------
Type of loan                                       Interest rate      Amount
------------                                     ---------------   ------------
Bonds(1)........................................      11.37%       Ps.1,652.986
Exchange certificate(2).........................  TIIE plus 1.75%       300,000
Syndicated bank loan(3).........................  Libor plus 4.00%      825,255
Unsecured bank loans............................       9.00%            458,475
Unsecured bank loans............................ Libor plus 1.81%       273,004
Secured and unsecured bank loans................      7.54%(4)           38,799
                                                                   ------------
                                                                      3,548,519
Current portion of long-term debt...............                       (842,384)
                                                                  Ps. 2,706,135
                                                                  =============

                                                       December 31, 2001
                                                 ------------------------------
Type of loan                                       Interest rate      Amount
------------                                     ---------------   ------------
Bonds (1).......................................       11.37%     Ps. 1,808,583
Syndicated bank loan(3).........................  Libor plus 4%
                                                                      1,304,242
Unsecured bank loans............................Libor plus 1.7265
                                                                        200,653
Unsecured bank loan.............................        9.00%           501,632
Secured and unsecured bank loans................        8.65%(4)         91,935
                                                -----------------  ------------
                                                                      3,907,045
Current portion of long-term debt...............                       (651,104)
                                                                   Ps.3,255,941
                                                                   ============

----------------
(1) In April 1997, Copamex, S.A. de C.V. made a private placement of notes totaling US$200 million, which mature in 2004. These bonds were converted into Yankee Bonds in September 1997. During 1998, Copamex, S.A. de C.V. repurchased bonds amounting to US$19.7 million in the secondary market, earning a profit of US$1.38 million. At December 31, 2001, the related balance amounted to US$180.3 million. At December 31, 2001, the fair market value of the bonds was US$173.1 million.
(2) In December 2001, exchange certificates were issued in the amount of Ps.300 million, at a term of three years and maturing in December 2004. The related resources were applied to acquire US$28 million, which were deposited in an irrevocable trust fund established with Banco Nacional de Mexico, S.A. (No. 111133-5), to be further applied to the payment of the issuance of Euro Commercial Paper due in January 2002.
(3) Syndicated loan granted to Copamex, S.A. de C.V. by 8 banks, with Citibank, N.A. as the agent. The total amount of the loan was US$130 million with principal payments made quarterly with final payment due in March 2004.
(4) Corresponding to the weighted average of the applicable nominal interest rates as of December 31 of each year.

         d) The loan agreements of the long-term loans contain certain covenants requiring the borrower to maintain specific financial ratios. At December 31, 2001, Copamex and some of its subsidiaries failed to comply with some covenants; the financial ratios breached with one of the banks, which maturity is September 30, 2002, were the liquidity and debt service ratios; the Company obtained the waiver for the said deficiencies through March 31, 2002, but cured these violations by repayment of such loans on March 22, 2002.

         e)  Maturities of long-term debt as of December 31, 2001 is as follows:

                                                                  2001
                                                           ----------------
                      2003...........................      Ps.      377,687
                      2004...........................             2,322,923
                      2005...........................                 5,525
                                                           ----------------
                                                           Ps.    2,706,135
                                                           ================

8.       Foreign currency position

         a) At December 31, 2001 and 2000, foreign currency denominated assets and liabilities were as follows:

                                                              Thousands of US Dollars
                                                           -----------------------------
                                                               2001             2000
                                                           ------------     ------------
         Current assets..................................  US$    5,929     US$    7,915
         Short-term liabilities..........................      (283,139)        (277,428)
         Long-term liability.............................      (262,406)        (324,535)
                                                           ------------     ------------
         Short position, net.............................  US$ (539,616)    US$ (594,048)
                                                           ============     ============
         Inventories and property, plant and equipment
         of foreign origin...............................  US$  509,051     US$  506,004
                                                           ============     ============

         Inventories and property, plant and equipment are those manufactured outside Mexico and are shown at their U.S. dollar cost.

         At December 31, 2001 and 2000 the exchange rates were Ps.9.1695 and Ps.9.6098 to the U.S. dollar, respectively. At February 8, 2002 the exchange rate was Ps.9.1381 to the U.S. dollar.

         b) An analysis of transactions in foreign currency during 2001, 2000 and 1999 is as follows:

                                                Thousands of US dollars
                                    --------------------------------------------
                                        2001            2000            1999
                                    ------------    ------------    ------------
         Sales.....................       28,014          32,669          26,532
         Purchases.................      177,788         161,102         125,344
                                               Thousands of Mexican pesos
                                    --------------------------------------------
                                        2001            2000            1999
                                    ------------    ------------    ------------
         Sales..................... Ps.  260,877    Ps.  321,523     Ps. 289,225
         Purchases.................    1,655,940       1,591,193       1,357,715

9.       Related parties

         a) An analysis of balances with related parties as of December 31, 2001 and 2000 is shown below:

                                                                        2001            2000
                                                                   -------------    -----------
         Accounts receivable:
         Current:
         Dinamica Industrial Empresarial, S.A. de C.V.(1)......... Ps.  108,703     Ps.      --
         Corrugado y Fibra, S.A. de C.V.(2).......................       13,048          43,284
         Copamex Higiene Infantil, S.A. de C.V.(3)................       51,708              --
                                                                   ------------     -----------
                                                                   Ps.  173,459     Ps.  43,284
                                                                   ============     ===========
         Long-term:
         Dinamina Industrial Empresarial, S.A. de C.V.(1)......... Ps.       --     Ps.199,510
                                                                   ============     ==========

         Accounts payable:
         Grupo Empresarial Sierra Madre, S.A. de C.V.............. Ps.    7,058     Ps       --
         Copamex Higiene Infantil, S.A. de C.V.(3)................           --          43,049
         Otros....................................................           --             392
                                                                   ------------     -----------
                                                                   Ps.    7,058     Ps.  43,441
                                                                   ============     ===========



         All of the Companies above are considered as affiliates because the Company's principal owners are directly or indirectly shareholders of these related parties. Dinamica Industrial Empresarial holds a 40% interest in the equity of the Company. In addition, the Company holds 45% of the shares of Copamex Higiene Infantil, S.A. de C.V. and of Corrugado y Fibra, S.A. de C.V.

--------------
(1) During 2000 the Company made loans to Dinamica Industrial Empresarial, S.A. de C.V. (Dinamica). These loans bear interest at the Mexican Interbanking Balance Rate plus 2.25 points (21% at December 31, 2000), which spread may be changed according to market conditions; the interest is payable monthly. In April 2001, Dinamica Industrial Empresarial, S.A. de C.V. repaid said debt in advance. The current accounts receivable bear interest at a rate equivalent to the weighted average of the Company's financing cost plus 0.25 points. At December 31, 2001, the rate was of 13.30%.
(2) During 2001 and 2000, the Company sold paper for the production of corrugated containers to Corrugado y Fibra, S.A. de C.V., a company controlled by Dinamica.
(3) In July 2000, Copamex started the sale and distribution of baby diapers manufactured by Copamex Higiene Infantil, S.A. de C.V., a company controlled by Dinamica.

         All transactions with related parties are made on terms similar and not less favorable than those that would be obtained if these transactions were made with unrelated parties.

         b) A summary of the related party transactions for the years ended December 31, 2001, 2000 and 1999, is provided below:

                                                             2001          2000         1999
                                                          ----------    ----------    ----------
             Income from administrative services........  Ps. 16,296    Ps. 18,262    Ps.  7,296
             Interest income............................      24,885        21,087         2,820
             Rental income..............................         560           636           646
             Interest expense...........................         368         1,277            --
             Rent expense...............................       1,858         1,804            --
             Purchase...................................     149,255        38,075            --
             Purchase of shares.........................     183,486            --            --

         Administrative services, which includes legal services, systems and tax related services, are rendered by the Company to Dinamica Industrial Empresarial, S.A. de C.V., Corrugado y Fibra, S.A. de C.V. and Copamex Higiene Infantil, S.A. de C.V.

10.      Labor obligations

         The Company's unfunded pensions plan provides a pension that is complementary to the Social Security pension and consists of a monthly payment that is guaranteed for 120 months. Payments are based on the monthly average ordinary salary received by the participant during the last 12 months prior to retirement. The participant must be at least 65 years old with at least 10 years of service with the Company in order to receive pension payments.

         The net consolidated expense and the assumptions with respect to retirement pension and seniority premium plans at December 31, 2001 and 2000 are as follows:

                                                                     2001
                                                  ---------------------------------------
                                                   Seniority
                                                    premiums      Pensions        Total
                                                    --------      --------        -----
Net period cost:
     Labor cost.................................  Ps.  2,284     Ps.  5,141     Ps.  7,425
     Financial cost.............................       1,130          3,816          4,946
     Amortization...............................         802            959          1,761
                                                  ----------     ----------     ----------
                                                       4,216          9,916         14,132
                                                  ----------     ----------     ----------
     Accumulated benefit obligation.............      28,601         72,771        101,372
     Projected benefit obligation...............      29,537         96,976        126,513
     Transition liability.......................       5,066          8,286         13,352
     Net projected liability....................      22,347         71,527         93,874
     Additional liability.......................       6,694          7,926         14,620
     Discount rate..............................         4.5%           4.5%
     Amortization period........................   10 years        21 years
                                                  to 12 years    to 28 years


                                                                     2000
                                                  ---------------------------------------
                                                   Seniority
                                                    premiums      Pensions        Total
                                                    --------      --------        -----
Net period cost:
     Labor cost.................................  Ps.  1,950     Ps.  5,432     Ps.  7,382
     Financial cost.............................       1,010          3,031          4,041
     Amortization...............................         751            514          1,265
                                                  ----------     ----------     ----------
                                                       3,711          8,977         12,688
                                                  ----------     ----------     ----------
     Accumulated benefit obligation.............      23,714         57,902         81,616
     Projected benefit obligation...............      26,216         78,310        104,526
     Transition liability.......................       5,312          7,294         12,606
     Net projected liability....................      18,852         62,289         81,141
     Additional liability.......................       6,086          2,363          8,449
     Discount rate..............................         4.5%           4.5%
     Amortization period........................   10 years        21 years
                                                 to 13 years     to 28 years

                                                                     1999
                                                  ---------------------------------------
                                                   Seniority
                                                    premiums      Pensions        Total
                                                    --------      --------        -----
Net period cost:
     Labor cost.................................  Ps.  1,628     Ps.  4,553     Ps.  6,181
     Financial cost.............................         856          2,365          3,221
     Amortization...............................         658            410          1,068
                                                  ----------     ----------     ----------
                                                       3,142          7,328         10,470
                                                  ----------     ----------     ----------
     Accumulated benefit obligation.............      20,139         51,325         71,464
     Projected benefit obligation...............      22,142         61,160         83,302
     Transition liability.......................       5,967          7,665         13,632
     Net projected liability....................      16,369         52,627         68,996
     Additional liability.......................       4,172          2,318          6,490
     Discount rate..............................         4.5%           4.5%
     Amortization period........................   10 years        21 years
                                                 to 12 years     to 28 years

11.      Stockholders' equity

         a) The capital stock is variable, with a fixed minimum of Ps.600. There is no limit on the amount of variable capital.

         At an extraordinary General Shareholders' meeting held on September 17, 2001, the shareholders approved a spin-off of a certain assets and capital stock from Copamex, S.A. de C.V. to Corporacion Industrial Corporativa, S.A. de C.V., effective October 1, 2001, which is in accordance with Mexican Corporations Act.

         At an extraordinary General Shareholders' meeting held on July 25, 2000, the shareholders agreed to increase the Company's variable capital by Ps.6,552 (Ps.7,139 in constant Mexican pesos at December 31, 2001).

         At December 31, 2001 and 2000, capital stock consists of 28,472,926 and 28,519,720 common registered shares, respectively, with a par value of one hundred pesos each.

         At December 31, 2001 and 2000, the capital stock presented in the consolidated balance sheet is as follows:

                                                                 2001              2000
                                                            --------------    --------------
         Fixed capital stock..............................  Ps.        600    Ps.        600
         Variable capital stock...........................       2,846,693         2,851,372
                                                            --------------    --------------
                                                                 2,847,293         2,851,972
         Restatement......................................       1,972,576         1,974,914
                                                            --------------    --------------
         Total capital stock..............................  Ps.  4,819,869    Ps.  4,826,886
                                                            ==============    ==============


         b) The investment of minority stockholders at December 31, 2001 and 2000 is as follows:

                                                                 2001              2000
                                                            --------------    --------------
         Capital stock....................................  Ps.    160,519    Ps.    135,126
         Retained earnings................................         379,181           352,865
         Deficit on restatement of stockholders' equity...        (330,065)         (320,116)
         Minority income..................................          52,374            37,731
         Cumulative effect of deferred taxes..............         (25,843)          (22,699)
                                                            --------------    --------------
                                                            Ps.    236,166    Ps.    182,907
                                                            ==============    ==============

         The changes to the capital stock and retained earnings of minority stockholders of Copamex, S.A. de C.V. and Subsidiaries at December 31, 2001 and 2000, are as follows:

                                                                          2001
                                                            --------------------------------
                                                               Capital          Retained
                                                                stock           earnings
                                                            --------------    --------------
         Minority interest as of December 31, 2000........  Ps.    135,126    Ps.    352,865
         Effect of restructuring ownership................          25,182            (2,236)
         Cash dividends paid..............................              --            (9,178)
         Increase in common stock of subsidiaries.........             211                --
         Capitalization of retained earnings..............              --            37,730
                                                            --------------    --------------
         Minority interest as of December 31, 2001........  Ps.    160,519    Ps.    379,181
                                                            ==============    ==============

                                                                          2000
                                                            --------------------------------
                                                                Capital          Retained
                                                                 stock           earnings
                                                            --------------    --------------
         Minority interest as of December 31, 1999........  Ps.    144,146    Ps.    306,245
         Increase in capital stock of subsidiaries........           2,582               425
         Effect of restructuring ownership................         (11,602)             (253)
         Cash dividends paid..............................              --            (9,926)
         Capitalization of retained earnings..............              --            56,374
                                                            --------------    --------------
         Minority interest as of December 31, 2000........  Ps.    135,126    Ps.    352,865
                                                            ==============    ==============

         c) In 2001 and 2000, the corporate income tax rate was 35%, with the option during said years of deferring a portion, so that the tax payable for the year represents 30% of taxable income. The earnings on which there is a deferral of taxes must be controlled in the "net reinvested tax profit account" (CUFINRE), to identify the earnings on which the taxpayer has opted to defer payment of corporate income tax. From January 1, 2002, onwards, the option to defer this tax is no longer in effect.

         The Company opted for the above-mentioned tax deferral, consequently, earnings are initially distributed from the CUFINRE account, and any excess is distributed from the "net tax profit" account (CUFIN), so as to pay the 5% deferred tax.

         Any distribution of earnings in excess of the above-mentioned account balances will be subject to payment of 35% corporate income tax.

         From January 1, 1999 through December 31, 2001, cash dividends obtained by individuals or residents abroad from corporate entities in Mexico were subject to a 5% withholding tax on the amount of the dividend multiplied by
1.5385 (1.515 for dividends paid from the determined balance of the CUFIN account at December 31, 1998).

12.      Other information

         An analysis of certain accounts presented in the consolidated financial statements at December 31, 2001 and 2000 is as follows:

                                                        2001           2000
                                                    -----------    -----------
         Other accounts receivable:
         Sundry debtors............................ Ps.  50,630    Ps.  47,220
         Tax recoverable...........................      95,415        159,200
         Other.....................................      35,785         35,761
                                                    -----------    -----------
                                                    Ps. 181,830    Ps. 242,181
                                                    ===========    ===========

         Other accounts payable:
         Interest payable.......................... Ps.  49,452    Ps.  77,824
         Sundry creditors..........................     388,650        307,444
         Taxes payable.............................      56,786         80,265
         Advances from customers...................      31,514         61,877
         Sundry provisions.........................      55,976         21,061
                                                    -----------    -----------
                                                    Ps. 582,378    Ps. 548,471
                                                    ===========    ===========

                                                        2001           2000           1999
                                                    -----------    -----------    -----------
         Exchange gain (loss), net:
         Exchange loss............................. Ps.(335,741)   Ps.(769,863)   Ps.(632,905)
         Exchange gain.............................     596,797        676,370        874,037
                                                    -----------    -----------    -----------
                                                    Ps. 261,056    Ps. (93,493)   Ps. 241,132
                                                    ===========    ===========    ===========
         Other (loss) income, net:
         (Loss) gain on sale of fixed assets and
         other materials........................... Ps. (14,403)   Ps.  11,999    Ps.   9,522
         Amortization of excess of shares of
         Subsidiaries over book value..............      (3,262)        (3,415)        (3,309)
         Amortization of intangible assets.........     (41,915)       (42,950)       (28,349)
         Other.....................................     (44,564)       (36,039)       (10,524)
                                                    -----------    -----------    -----------
                                                    Ps.(104,144)   Ps. (70,405)   Ps. (22,660)
                                                    ===========    ===========    ===========

13.      Taxes

a)       Income and asset tax

         Copamex, S.A. de C.V. and each one of its subsidiaries are subject to pay income tax or asset tax; whichever is greater for the year. Asset taxis levied at a rate of 1.8% of the net average value of most assets (at restated values), net of certain liabilities.

         The income tax of Copamex, S.A. de C.V. and Subsidiaries is determined on a consolidated basis. In accordance with the Mexican Income Tax Law, the tax consolidation involves offsetting the adjusted tax results of the companies of the Group. The offsetting is carried out based on the holding company's equity multiplied by 60%, with regard to the subsidiaries, and 100% to the holding Company.

b)       Net operating losses carried forward and recoverable asset tax

         At December 31, 2001, the consolidated losses for income tax purposes of Copamex, S.A. de C.V. and Subsidiaries that may be carried forward, and applied against future taxable earnings, which are restated using the NCPI through the year that may be applied, are as follows:

                                                        Year in which right to
         Year of loss           Amount of Loss          carry-forward expires
         ------------           --------------          ----------------------
             1998                 Ps.275,543                      2008


         At December 31, 2001 the recoverable asset tax is as follows:


            Year of                 Year of
          tax payment             expiration               Restated amounts
         ------------           --------------          ----------------------
             1999                     2009                    Ps.  3,814
             2000                     2010                        18,670
                                                              ----------
             2001                     2011                        71,048
                                                              ----------
                                                              Ps. 93,532
                                                              ==========

c)       Deferred income tax

         An analysis of income tax charged to net income for the years ended December 31, 2001, 2000 and 1999 is as follows:

                                            2001           2000          1999
                                        -----------    -----------    ----------
         Current income tax...........  Ps.  26,148    Ps.  22,402    Ps.101,822
         Deferred income tax..........       56,926        208,432            --
                                        -----------    -----------    ----------
                                        Ps.  83,074    Ps. 230,834    Ps.101,822
                                        ===========    ===========    ==========

         Since current tax legislation partially recognized the effects of inflation on certain items that give rise to deferred taxes, the current year net monetary effect on such items has been reclassified in the income statement from the monetary position result to current year deferred income taxes.

         An analysis of deferred tax liabilities is as follows:

                                                                 Balances as of
                                                       ---------------------------------
                                                        December 31,        December 31,
                                                            2000                2001
                                                       -------------        ------------
         Deferred tax assets
         Tax losses from prior periods...............  Ps. (191,686)        Ps. (323,363)
         Asset tax paid in prior years...............       (93,532)             (97,171)
         Accrued liabilities.........................       (48,167)             (83,998)
                                                       ------------         ------------
                                                           (333,385)            (504,532)
                                                       ------------         ------------
         Deferred tax liabilities
         Property, plant and equipment...............     1,894,196            2,017,491
         Inventories.................................       290,032              380,218
         Intangible assets and other assets..........       128,918              137,959
                                                       ------------         ------------
                                                          2,313,146            2,535,668
                                                       ------------         ------------
         Deferred income tax.........................  Ps.1,979,761         Ps.2,031,136
                                                       ============         ============

                                                                Balances as of
                                                       ---------------------------------
                                                        December 31,        January 1st,
                                                            2001                2000
                                                       -------------        ------------
         Deferred tax assets
         Tax losses from prior periods...............  Ps. (323,363)        Ps. (405,914)
         Asset tax paid in prior years...............       (97,171)             (56,901)
         Accrued liabilities.........................       (83,998)             (45,183)
                                                       ------------         ------------
                                                           (504,532)            (507,998)
                                                       ------------         ------------
         Deferred tax liabilities
         Property, plant and equipment...............     2,017,491            1,990,796
         Inventories.................................       380,218              399,420
         Intangible assets and other assets                 137,959               53,500
                                                       ------------         ------------
                                                          2,535,668            2,443,716
                                                       ------------         ------------
         Deferred income tax.........................  Ps.2,031,136         Ps.1,935,718
                                                       ============         ============

         The initial effect from the adoption of this accounting pronouncement resulted in a decrease in stockholders' equity and the recognition of a liability in the amount of Ps.1,935,718 as of January 1, 2000. Had the requirements of the Mexican Accounting Bulletin D-4 been in force in 1999, net income for such year would have been decreased by Ps.462,722 and net income per share would have been Ps.18.31.

         The differences between actual income tax expense and the amount computed by applying the statutory income tax rate to the income before income taxes were as follows:

                                            2001            2000             1999
                                        -----------     -----------      -----------
Pretax income.........................  Ps.  88,012     Ps.  392,958    Ps.1,147,613
Permanent items:
   Inflationary effects...............      176,696          357,073         531,896
   Non-deductible.....................       68,946          113,614        (104,119)
   Monetary positions.................     (179,696)        (380,372)       (581,469)
   Other items........................       83,397          176,252        (702,999)
                                        -----------     ------------    -------------

   Income after permanent items.......      237,355          659,525         290,922
   Income tax rate....................           35%              35%             35%
                                        -----------     ------------    ------------
Income tax............................  Ps.  83,074     Ps. 230,834     Ps.  101,822
                                        ===========     ===========     ============

         From January 1, 2002 onwards, a gradual decrease in the statutory rate was approved for each year effective 2003, as to reach a rate of 32% in 2005. The effect of this change on income for the subsequent years has not been determined, however, it may be significant.

d)       Tax balances

         At December 31, 2001 and 2000, the Company had the following account balances for tax purposes:

         Balance of restated contributed capital account (CUCA), Ps.718,250 as of December 31, 2001 and Ps.689,130 as of December 31, 2000.

         Balance of net tax profit account (CUFIN), Ps.1,564,236 as of December 31, 2001 and Ps.1,545,759 as of December 31, 2000.

e)       Employees' profit sharing

         The Company and its subsidiaries are required to pay employee profit sharing, in addition to the employees' contractual compensations and benefits. The statutory employee profit sharing rate is 10% and it is computed based on taxable income after eliminating certain effects of inflation and the restatement of depreciation expense.

14.      Contingency

         The Company has been subject to different claims in connection with the termination of a commercial agreement to distribute its goods in Costa Rica. Under Costa Rican legislation, distributors are generally protected against foreign corporations; consequently, it is likely that proceedings will be filed against the Company. The related liability has not been quantified, however, the Company's legal advisors have advised the Company that this situation should not have an adverse effect on its results of operations or financial position.

15.      Commitments

         The Company has entered into two operating lease agreements through its subsidiaries (the lessees), Inpamex Planta Huehuetoca, S.A. de C.V. (Operating Lease Agreement I) and Papeles Higienicos de Mexico, S.A. de C.V. (Operating Lease Agreement II) and GE Capital CEF Mexico, S.A. de C.V. (the lessor).

         Through Operating Lease Agreement I, the lessor agrees to acquire and lease specialized machinery for packaging finished products with a value of US $
6.8 million. This agreement stipulates a mandatory term of 24 quarters (6 years) effective January 1, 2000. The quarterly rental bases are payable by adding or subtracting a quarterly adjustment rental, as applicable.

         Through Operating Lease Agreement II, the lessor agrees to acquire and lease specialized machinery for tissue paper production with a value of US$17.7 million. This agreement stipulates a mandatory term of 28 quarters (7 years) effective January 1, 2002. The quarterly rental bases are payable by adding or subtracting a quarterly adjustment rental, as applicable. The Company has made advance payments of US$820,731.

         At December 31, 2001, the future minimum mandatory payments, excluding the quarterly adjustment rental, are shown below:

                                                          Thousands of
                                                          U.S. dollars
                                                              2001
                                                          ------------
                  2002.................................    US$   4,017
                  2003.................................          4,050
                  2004.................................          4,673
                  2005.................................          4,673
                  2006.................................          3,336
                  2007.................................          3,336
                  2008.................................          3,371
                                                           -----------
                                                           US$  27,456
                                                           -----------

16.      Segment information

         Information on the different groups in which the Company operates (see
Note 1) is shown below:


                                                                     2001
                              -------------------------------------------------------------------------------
                                                                 Printing and
                                 Consumer        Packaging          writing
                              products group   products group   products group    Elimination    Consolidated
                              --------------   -------------    --------------    -----------    ------------
         Revenue:
         External revenues..   Ps.3,610,855    Ps.1,861,716      Ps.2,145,755                    Ps.7,618,326
         Intersegment
         revenues...........        118,733         186,710                 -     Ps.(305,443)              -
         Operating income...        495,363         332,406            93,564                         921,333
         Total assets.......      4,872,394       2,993,824         4,639,489                      12,505,707
         Depreciation and
         amortization.......        173,783          95,105           138,999                         407,887
         Capital
         expenditures.......        108,584         187,385            (1,764)                        294,205


                                                                     2000
                              -------------------------------------------------------------------------------
                                                                 Printing and
                                 Consumer        Packaging          writing
                              products group   products group   products group    Elimination    Consolidated
                              --------------   -------------    --------------    -----------    ------------
         Revenues:
         External revenues...  Ps.3,575,136    Ps.1,841,272      Ps.2,450,529                    Ps.7,866,937
         Intersegment
         Revenues............        63,168         225,677                --     Ps.(288,845)             --
         Operating income....       534,211         321,325           (69,109)                        786,427
         Total assets........     5,006,834       2,640,887         5,611,386                      13,259,107
         Depreciation and
         amortization........       169,571          86,827           218,808                         475,206
         Capital expenditures       104,791         121,097            74,957                         300,845


                                                                     1999
                              -------------------------------------------------------------------------------
                                                                 Printing and
                                 Consumer        Packaging          writing
                              products group   products group   products group    Elimination    Consolidated
                              --------------   -------------    --------------    -----------    ------------
         Revenues:
         External revenues...  Ps.3,028,652    Ps.1,761,820      Ps.2,277,297                    Ps.7,067,769
         Intersegment
         Revenues............        34,839         200,908            74,661     Ps.(310,408)             --
         Operating income....       513,461         399,000            21,682)                        934,143
         Total assets........     4,640,884       2,457,795         5,897,948                      12,996,627
         Depreciation and
         amortization........       165,502          90,710           209,775                         465,987
         Capital expenditures       119,533          78,081           161,025                         358,639

         Revenues by customer location was as follows:

                                            2001               2000                1999
                                      --------------      --------------      --------------
           Mexico.................    Ps.  7,217,817      Ps.  7,423,515      Ps.  6,736,968
           United States..........           106,333             205,349             203,771
           Central America........           294,176             238,073             127,030
                                      --------------      --------------      --------------
                                      Ps.  7,618,326      Ps.  7,866,937      Ps.  7,067,769
                                      ==============      ==============      ==============

         Revenues by product have not been provided, as it is impracticable to obtain this information.


         17. Differences between Mexican and United States generally accepted accounting principles ("GAAP").

         The Company's consolidated financial statements are prepared in accordance with Mexican GAAP, which differ in certain significant respects from generally accepted accounting principles in the United States ("U.S. GAAP").

         The reconciliations to U.S. GAAP do not include the reversal of the adjustments to the financial statements for the effects of inflation required (under Mexican GAAP Bulletin B-10), as its application represents a comprehensive measure of the effects of price level changes in the Mexican economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purposes.

         The principal differences between Mexican GAAP and U.S. GAAP as they relate to the Company are discussed below and include a presentation of the effect on the Company's consolidated stockholders' equity and consolidated net income, in thousands of constant Mexican pesos with purchasing power at December 31, 2001. Explanation of the adjustments, where appropriate, is provided below.

Summary:

         Consolidated stockholders' equity and consolidated net income, adjusted for the effect of certain material differences between Mexican GAAP and U.S. GAAP, are as follows:

                                                                             2001            2000
                                                                        -------------    -------------
Total stockholders' equity under Mexican GAAP.........................  Ps. 4,057,987    Ps. 4,270,313

U.S. GAAP adjustments:
     Capitalized interest.............................................        582,061          582,061
     Accumulated depreciation of capitalized interest.................       (104,892)         (91,620)
     Deferred income tax on US GAAP adjustments (1)...................        (21,095)         (32,630)
     Deferred employee profit sharing(1) .............................       (591,325)        (618,716)
     Deferred employee profit sharing on US GAAP adjustments(1).......        (45,218)         (17,607)
     Goodwill and negative goodwill...................................        (42,898)         (49,174)
     Inventory valuations.............................................         49,971           51,376
     Start-up expenses................................................        (15,776)         (17,512)
     Use of software..................................................        (49,643)         (28,901)
     Minority interest................................................       (166,067)        (131,721)
                                                                        -------------    -------------
Stockholders' equity under U.S. GAAP..................................  Ps. 3,653,105    Ps. 3,915,869
                                                                        =============    =============

                                                                    2001              2000            1999
                                                               -------------     -------------    -----------
Net (loss) income before minority interest as reported under
   Mexican GAAP.............................................   Ps.    (5,065)    Ps.   155,450    Ps.1,040,117
U.S. GAAP adjustments:
    Capitalization of interest..............................              --                --         33,185
    Depreciation of capitalized interest....................         (13,272)          (13,840)       (13,117)
    Deferred income tax on U.S. GAAP adjustments(1).........          11,535            68,916        (46,770)
    Deferred income tax(1)..................................              --                --       (462,722)
    Deferred employee profit sharing on U.S. GAAP
       adjustments(1).......................................         (27,611)           (3,691)        (3,922)

    Deferred employee profit sharing(1).....................          27,391           120,820         76,361
    Inventory valuation.....................................          (1,405)            3,333         (6,057)
    Amortization of goodwill and negative goodwill .........           6,276             6,277          9,545
    Use of software.........................................         (20,742)          (28,901)            --
    Start-up expenses.......................................           1,736           (17,512)            --
    Minority interest on US GAAP adjustments................         (33,461)          (18,188)       (62,562)
                                                               -------------     -------------    -----------
Consolidated net (loss) income under U.S. GAAP..............   Ps.   (54,618)    Ps.   272,664    Ps. 564,058
                                                               =============     =============    ===========
Weighted average common shares outstanding..................      28,507,926        28,482,921     28,454,200
                                                               -------------     -------------    -----------
(Loss) earnings per share (in Mexican pesos)................   Ps.    (1.92)     Ps.      9.57    Ps.   19.82
                                                               =============     =============    ===========

-------------------
(1) Deferred income taxes and employee profit sharing are reflected net of the effect on net monetary position. The deferred tax amounts include the applicable deferred tax on the GAAP adjustments included in the reconciliation.

Operating income

         After giving effect to the foregoing adjustments of depreciation of capitalized interest, inventory valuation, amortization of goodwill, use of software and start-up expenses; as well to the reclassification of the asset write down and amortizations of excess of shares of subsidiaries over book value, amortization of intangible assets, (loss) gain on sales of fixed assets and other materials disclosed in note 12, and to the reclassification of the employee profit sharing expense and the deferred employee profit sharing expense, operating income under U.S. GAAP totaled Ps.193,062, Ps.763,835 and Ps.949,097, in 2001, 2000 and 1999, respectively.

Capitalized interest

         Under Mexican GAAP it is optional to capitalize comprehensive financing income (cost) on assets under construction. Under U.S. GAAP, only interest on borrowings in foreign currency may be considered an additional cost of constructed assets to be capitalized in property, plant and equipment and depreciated over the lives of the related assets. The amount of interest capitalized for U.S. GAAP purposes was determined by reference to the Company's average interest cost of outstanding borrowings.

Income taxes

         Income tax, asset tax and employee profit sharing are recorded under Mexican GAAP in accordance with the Mexican accounting Bulletin D-4, explained in Notes 1 and 13.

         As explained in Note 1 and 13, the accounting for deferred income tax was changed in 2000 with the issuance of Bulletin D-4. Bulletin D-4 requires that deferred income tax be determined on virtually all temporary differences in balance sheets accounts for financing and tax reporting purposes and that such difference be measured at the enacted income tax rates for the years in which such taxes will be payable or refundable.

         Statement of Financial Accounting Standards No. 109 ("SFAS No. 109") "Accounting for Income Taxes", requires deferred income tax be determined using the liability method for all temporary differences between financial reporting and tax bases of assets and liabilities and that such difference be measured at the enacted income tax rates for the years in which such taxes will be payable or refundable.

         Upon the adoption of new Bulletin D-4, there are no substantive differences between Mexican accounting principles and SFAS No. 109 in accounting for income taxes.

         The Company is required to pay employee profit sharing in accordance with Mexican labor law; in accordance with Bulletin D-4 deferred employee profit sharing is recognized only on temporary differences determined in the current year reconciliation between the net income for financial and for employee profit sharing purposes, provided there is no indication that the related liabilities or assets will not be realized in the future. Deferred employee profit sharing under U.S. GAAP has been determined following the guidelines of SFAS No. 109.

         Since the Company adopted the requirements of the new Mexican Bulletin D-4, the net deferred income tax (asset) liability on the U.S. GAAP adjustment as of December 31, 2001 and deferred income tax under the U.S. GAAP as of December 31, 2000, consist of the following:

                                                                      2001                2000
                                                                 --------------     --------------
         Deferred Income Tax Assets:
             Tax losses from prior periods....................   Ps.   (191,686)    Ps.   (323,363)
             Asset tax paid in prior years....................          (93,532)           (97,171)
             Accrued liabilities..............................          (48,167)           (83,998)
                                                                 --------------     --------------
                                                                       (333,385)          (504,532)
                                                                 --------------     --------------
         Deferred Income Tax Liabilities:
             Property, plant and equipment....................        1,924,038          2,035,472
             Inventories......................................          307,522            411,113
             Intangible assets and other assets...............          102,681            121,713
                                                                 --------------     --------------
                                                                      2,334,241          2,568,298
                                                                 --------------     --------------
         Net deferred income tax liability under U.S. GAAP....   Ps.  2,000,856     Ps.  2,063,766
                                                                 ==============     ==============

         Net current deferred income tax liabilities amount to Ps.259,355 and Ps.327,115 in 2001 and 2000, respectively. Net non-current deferred income tax liabilities amount to Ps.1,741,501 and Ps.1,736,651 in 2001 and 2000, respectively.

         The material components of the net deferred employee profit sharing liability under U.S. GAAP consist of the following:

                                                                                 2001           2000
                                                                             -----------    -----------
         Deferred Employee Profit Sharing Assets:
         Accrued liabilities...............................................  Ps.  11,951    Ps.  23,999
         Deferred Employee Profit Sharing Liabilities:
         Inventories.......................................................       87,863        113,771
         Property, plant and equipment.....................................      534,467        536,427
         Intangible assets and other assets................................       26,164         10,124
                                                                             -----------    -----------
                                                                                 648,494        660,322
                                                                             -----------    -----------
         Net deferred employee profit sharing liability under U.S. GAAP....  Ps. 636,543    Ps. 636,323
                                                                             ===========    ===========

         Net current deferred employee profit sharing liabilities amount to Ps.75,912 and Ps.89,772 in 2001 and 2000, respectively. Net non-current deferred income tax liabilities amount to Ps.560,631 and Ps.546,551 in 2001 and 2000, respectively.

Minority interest

         Under Mexican GAAP, the minority interest in consolidated subsidiaries is presented as a separate component of stockholders' equity. For U.S. GAAP purposes, the minority interest is generally presented out of stockholders' equity. Therefore, for U.S. GAAP purposes, the Company reclassified minority interest from stockholders' equity, decreasing its total stockholders' equity by Ps.166,067 and Ps.131,721 at December 31, 2001, and 2000, respectively.

Goodwill and Negative goodwill

         In 1992 the Company acquired all of the shares of CIP, S.A. de C.V. This acquisition generated a negative goodwill in the amount of Ps.95,164, which was taken to income for Mexican GAAP purposes in such year. For U.S. GAAP purposes, the Company is amortizing this negative goodwill over a period of nineteen years.

         In 1996 the Company acquired all of the shares of its subsidiary Sancela, S.A. de C.V. This acquisition generated goodwill in the amount of Ps.25,341, which for Mexican GAAP purposes is being amortized over a period of ten years, while for U.S. GAAP purposes is being amortized over a period of twenty years.

Impairment of Assets

         Statement No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairments are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Statement 121 also addresses the accounting for long-lived assets that are expected to be disposed of. During the year the Company decided to close the operations of the Pondercel Pulp mill, which resulted in adjustment amounted Ps.600,900 and are shown in the statement of income as an asset write down (see Note 5).

         For Mexican GAAP purposes, the impairment herein mentioned is excluded from operating income, while under U.S. GAAP such amount must be presented under operating income.

Inventory valuations

         In Mexico the direct costing system is accepted, which considers only the variable costs of production, to inventory valuation.

         Under U.S. GAAP inventory must include all the fixed and variable production costs.

         As a result of the above, the Company included adjustments in the U.S. GAAP reconciliation charging to income Ps.1,405 in 2001, and credited to income Ps.3,333 in 2000, and debited to income Ps.6,057 in 1999.

Costs of developing or obtaining internal-use software

         Statement Of Position 98-1 "Accounting for the Cost of Computer Software Developed or Obtained for Internal Use" issued by the American Institute of Certified Public Accountants, requires that qualifying internal and external costs incurred during the application development stage be capitalized, while costs incurred during the preliminary project stage and post implementation stage/operation stage are to be expensed as incurred.

         Under Mexican GAAP, the Company capitalized Ps.20,742 and Ps.28,901 as of December 31, 2001 and 2000, respectively, related to the preliminary project stage of implementing Peoplesoft. No amortization has taken place since this project has not yet been concluded. These amounts have been included in the U.S. GAAP reconciliation.

Costs of start-up activities

         During 2000, the Company opened a new facility for its production of corrugated boxes for Mexican GAAP purposes; start-up expenses in the amount of Ps.17,512 were capitalized. During the year of 2001, the Company amortized Ps.1,736 for Mexican GAAP purposes.

         Under U.S. GAAP, start-up costs must be expensed as incurred.

Additional disclosures about Pensions and other Post-retirement Benefits

         The Company has adopted the provisions of Statements of Financial Accounting Standards No. 132, "Employers' Disclosures about Pensions and Other Post-retirement Benefits".

         The change in the seniority premiums and pension benefit obligations for the period was as follows:

                                                          2001          2000
                                                      -----------   -----------
Projected benefits obligations at beginning of year   Ps.  87,008   Ps.  73,115
                                                      -----------   -----------
Change in benefit obligations:
Labor cost...........................................       7,425         7,382
Interest cost........................................       4,946         4,041
Amortization.........................................       1,761         1,265
Additional liability.................................       6,527         2,845
Benefit payments.....................................      (6,809)       (1,868)
Other................................................         473           228
                                                      -----------   -----------
Net increase in benefit obligations..................      14,323        13,893
                                                      -----------   -----------
Projected benefits obligations at end of year........ Ps. 101,331   Ps.  87,008
                                                      ===========   ===========

Fair value of financial instruments

         In accordance with U.S. Statement of Financial Accounting Standards No. 107, (SFAS No. 107) "Disclosures about Fair Value of Financial Instruments", information is provided about the fair value of all financial instruments. The estimated fair value of financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties.

         The following methods and assumptions are used to estimate the fair value of financial instruments:

         Cash and cash equivalents.

         The carrying amounts approximate fair value because of the short maturity of such instruments.

         Bank loans and long-term debt.

         The carrying value of the Company's bank loans and short-term debt is deemed to equal fair value. The interest rate on the Company's short-term debt is in accordance with market rates.

         The fair value of long-term debt is estimated using discounted cash flow analyses based on current borrowing rates offered to the Company for debt of the same remaining maturities and the market value for the bonds at December 31, 2001 and 2000. As of December 31, 2001, the carrying value of total long-term debt is Ps.3,548,519 (Ps.3,907,045 at December 31, 2000) and the fair value is Ps.3,440,145 (Ps.3,791,316 at December 31, 2000).

Additional short-term debt and restricted cash

         An analysis of short-term debt as of December 31, 2001 and 2000 is as follows:

                               Interest rate          2001             2000
                               -------------    -------------     -------------
EuroCommercial Paper(1)......         5.76%     Ps.   786,422     Ps.        --
Unsecured bank loans.........    8.55-9.56%           720,858         1,505,902
                                                -------------     -------------
Total short-term debt........                   Ps. 1,507,280     Ps. 1,505,902
                                                =============     =============

         During December 31, 2001, the Company extinguished Ps.256,746 of debt by creating an irrevocable trust fund and transferring restricted cash to this trust. Under Mexican GAAP the Company has removed both the cash and the debt from the balance sheet. FAS 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" states that a liability is considered to have been extinguished only if the debtor pays the creditor and is relieved of its obligation for the liability or if the debtor is legally released from being the primary obligor under the liability, either judicially or by the creditor. Neither of these preconditions has taken place and as such the balance sheet under U.S. GAAP would reflect an increase to short-term debt of Ps.256,746 and an increase to restricted cash of Ps.256,746. The short-tem debt has an interest rate of 5.76% and is due January 2002.

Financial instruments with off-balance-sheet risk

         The Company has no financial instruments with off-balance-sheet risk.

Amortization of excess of cost of shares of subsidiaries over book value and amortization of intangible assets.

         Under U.S. GAAP, these items are included in operating income. Under Mexican GAAP they are included in other expenses.

Impact of recently issued accounting standards

         In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets. Statement 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Statement 141 also includes guidance on the initial recognition and measurement of goodwill and other intangible assets arising from business combinations, including intangible assets with indefinite useful lives. Statement 142 prohibits the amortization of goodwill and intangible assets with indefinite useful lives. Statement 142 requires that these assets be reviewed for impairment at least annually. Intangible assets with finite lives will continue to be amortized over their estimated useful lives. Additionally, Statement 142 requires that goodwill included in the carrying value of equity method investments no longer be amortized.

         As a result of the application of Statement 141 in 2002, the Company will include as a cumulative effect adjustment in the 2002 U.S. GAAP the write off the unamortized negative goodwill at December 31, 2001, which amounts to Ps.50,079. In addition the Company will apply Statement 142 in 2002. Application of the nonamortization provisions of Statement 142 is expected to result in an increase in net income of Ps.10,319 in 2002. The Company will test goodwill for impairment using the two-step process prescribed in Statement 142. The first step is a screen for potential impairment, while the second step measures the amount of the impairment, if any. The Company expects to perform the first of the required impairment test of goodwill and indefinite lived intangible assets as of January 1, 2002 during 2002. Any impairment charge resulting from these transitional impairment tests will be reflected as the cumulative effect of the adoption of Statement 142. The Company has not yet determined what the effect of these tests will be on the earnings and financial position of the Company.

         In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" which establishes the accounting standards for the recognition and measurement of obligations associated with the retirement of tangible long-lived assets. Under SFAS No. 143, the costs of retiring an asset will be recorded as a liability when the retirement obligation arises, and will be amortized over the life of the asset. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. The Company is still assessing the potential impact of SFAS No. 143 on its consolidated results of operations and financial position.

         In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment of Long-Lived Assets" which supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" and the accounting and reporting provisions of APB No. 30, "Reporting the Results of Operations--Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" for the disposal of a segment of a business. SFAS No. 144 retains many of the provisions of SFAS No. 121, but addresses certain implementation issues associated with the Statement. SFAS No. 144 is effective for periods beginning after December 15, 2001. The Company will adopt SFAS 144 beginning in the first quarter of its fiscal year ending December 31, 2002.

Reporting Comprehensive income

         FASB Statement No. 130, "Reporting Comprehensive Income." Statement No. 130 establishes rules for reporting and disclosure of comprehensive income and the related components. Statement No. 130 requires the deficit from restatement of stockholders' equity and its corresponding deferred taxes to be included in other comprehensive income.

         Cumulative effects of the deficit from restatement of stockholders' equity and deferred taxes included in other comprehensive income at December 31, 2001 are Ps.(903,105) and Ps.316,087, respectively.

         The statement of changes in stockholders' equity for the years ended December 31, 2001, 2000 and 1999, under U.S. GAAP are as follows:


                                                                                  Accumulated
                                                  Additional                         other
                                                    paid-in                      Comprehensive   Comprehensive
                                  Capital Stock     capital    Retained losses       Income      Income (loss)       Total
                                  -------------   ----------   ---------------   -------------   -------------    ------------
Balances at December 31, 1998..    Ps.4,819,747                 Ps.(1,182,311)      Ps.16,524                     Ps.3,653,960
Cash dividends paid............                                      (185,875)                                        (185,875)
Comprehensive income:
   Net income for the year.....                                       564,058                     Ps.  564,058         564,058
Other comprehensive income:
   Deficit from holding
     nonmonetary assets (net of
     deferred taxes)...........                                                      (162,721)        (162,721)       (162,721)
                                                                                                  ------------
Comprehensive income...........                                                                   Ps.  401,337
                                                                                                  ============
                                   -------------------------------------------------------------------------------------------
Balances at December 31, 1999..       4,819,747                      (804,128)       (146,197)                       3,869,422
Increase in capital stock......           7,139     Ps. 6,336                                                           13,475
Comprehensive income:
   Net income for the year.....                                       272,664                     Ps.  272,664         272,664
Other comprehensive income:
   Deficit from holding
     nonmonetary assets (net of
     deferred taxes)...........                                                      (239,692)        (239,692)       (239,692)
                                                                                                  ------------
Comprehensive income...........                                                                   Ps.   32,972
                                                                                                  ============
                                   -------------------------------------------------------------------------------------------
Balances at December 31, 2000..       4,826,886         6,336        (531,464)       (385,889)                       3,915,869
Effect of spin-off.............          (7,017)                                                                        (7,017)
Comprehensive income:
   Net loss for the year.......                                       (54,618)                    Ps.  (54,618)   Ps.  (54,618)
Other comprehensive income:
   Deficit from holding
     nonmonetary assets (net of
     deferred taxes)...........                                                      (201,129)        (201,129)       (201,129)
                                                                                                  ------------
Comprehensive loss.............                                                                   Ps. (255,747)
                                                                                                  ============
                                   -------------------------------------------------------------------------------------------
Balances at December 31, 2001..    Ps.4,819,869    Ps.  6,336   Ps.  (586,082)   Ps. (587,018)                    Ps.3,653,105
                                   ============    ==========   =============    ============                     ============

Cash flow information

         Under Mexican GAAP, the Company presents consolidated statements of changes in financial position, as specifies in Bulletin B-12, which establishes the rules when the financial statements have been restated in constant pesos in accordance with Bulletin B-10. The changes in the consolidated financial statement balances include in this statement constitute resources provided by and used in operating, financing and investing activities stated in constant pesos (including monetary and foreign exchange gains and losses).

         Statement of Financial Accounting Standards No. 95 ("SFAS No. 95"), "Statement of Cash Flow", establishes U.S. standards for providing a statement of cash flows in general-purpose financial statements. SFAS No. 95 does not provide guidance with respect to inflation adjusted financial statements. In accordance with Mexican GAAP, the changes in current and long-term debt due to restatement in constant pesos, including the effect of exchange differences, are presented in the statement of changes in financial position in the financing activities section. The Company has adopted the guidance issued by the AICPA SEC Regulations Committee's International Practices Task Force in its meeting held on November 24, 1998, encouraging foreign registrants that file price level adjusted financial statements to provide cash flow statements that show separately the effects of inflation on cash flow. A consolidated statements of cash flow derived from information prepared in accordance with U.S. GAAP would be as follows:


                                                                               2001            2000            1999
                                                                           -----------     -----------     -----------
Operating activities:
Net (loss) income under U.S. GAAP.......................................   Ps. (54,618)    Ps. 272,664     Ps. 564,058
   Items not requiring (providing) the use of resources:
    Allowance for doubtful accounts.....................................         5,346           5,206           4,866
    Depreciation and amortization.......................................       421,159         474,975         442,610
    Equity in income of associated companies............................        25,834              --              --
    Special item........................................................       507,000              --              --
    Provision for labor obligations.....................................        14,132          12,688          10,469
    Amortization of excess of cost of shares of subsidiaries over
      book value........................................................        (1,268)         (1,266)          2,365
    Deferred income tax.................................................       (11,536)        139,516         509,492
    Deferred employee profit sharing....................................           220        (117,129)        (72,439)
    Goodwill............................................................        (5,008)         (5,010)         (7,183)
    Result from monetary position.......................................      (179,696)       (380,372)       (581,469)
    Restricted cash.....................................................      (256,746)             --              --
    Unrealized foreign exchange (gain) loss.............................      (185,593)         99,267        (216,016)
                                                                           -----------     -----------     -----------
                                                                               279,226         500,539         656,753
    Trade receivables...................................................       284,107        (182,101)       (175,301)
    Inventories.........................................................       (83,728)        (65,419)       (195,617)
    Related parties.....................................................       (56,610)          1,506          (1,356)
    Prepaid expenses....................................................      (112,253)        (59,779)         10,627
    Suppliers...........................................................        89,625          68,994          72,855
    Other accounts receivable and payable, net..........................        92,417          81,147          91,997
    Income tax, asset tax and employee profit sharing...................        20,304         (51,803)         55,604
                                                                           -----------     -----------     -----------
Net cash provided by operating activities...............................       513,088         293,084         515,562
                                                                           -----------     -----------     -----------
Financing activities:
    Short-term bank loans...............................................       347,819        (434,671)         64,022
    Bonds...............................................................            --              --              --
    Proceeds from borrowings from bank loans and issuance of
      long-term debt....................................................       594,970       1,099,918          57,407
    Payments of long-term debt..........................................      (887,799)       (720,665)       (712,268)
    Cash dividends paid.................................................            --              --        (185,875)
    Effect of spin-off..................................................        (6,913)             --              --
    Minority interest...................................................        41,406         (12,862)         28,998
                                                                           -----------     -----------     -----------
Net cash provided by (used in) financing activities.....................        89,483         (68,280)       (875,760)
                                                                           -----------     -----------     -----------
Investing activities:
    Property, plant and equipment, net..................................      (280,933)       (287,005)       (338,570)
    Intangible assets...................................................            --         (39,388)        (18,910)
    Related parties.....................................................        82,396        (199,510)             --
    Excess of cost of shares over book value............................       (75,307)         (8,670)             --
    Other investments...................................................      (104,545)           (798)          2,783
                                                                           -----------     -----------     -----------
Net cash used in investing activities...................................      (378,789)       (535,371)       (354,697)
                                                                           -----------     -----------     -----------
Effect of inflation accounting..........................................       (43,121)        302,926         572,141
Decrease in cash and cash equivalents...................................       181,061          (7,641)       (142,754)
Cash and cash equivalents at the beginning of year......................        36,437          44,078         186,832
Cash and cash equivalents at the end of year............................   Ps. 217,498     Ps.  36,437     Ps.  44,078
                                                                           ===========     ===========     ===========
Interest expense paid...................................................   Ps. 610,223     Ps. 649,656     Ps. 587,054
                                                                           ===========     ===========     ===========
Income taxes paid.......................................................   Ps.  33,757     Ps.  48,407     Ps.  41,629
                                                                           ===========     ===========     ===========