Form 20-F
period 2002-12-31
COPAMEX SA DE CV/
filed 2003-07-11
CIK 1144163

As filed with the Securities and Exchange Commission on July 11, 2003

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2002

Commission File Number 000-32953

COPAMEX, S.A. de C.V.
(Exact name of Registrant as specified in its charter)

COPAMEX, INC.
(Translation of Registrant’s name into English)

The United Mexican States
(Jurisdiction of incorporation or organization)

Montes Apalaches 101
Residencial San Agustín
San Pedro Garza García, Nuevo León
66260 México
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: 11.375% Series B Senior Notes due 2004

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Series A Shares, par value Ps.100 per share	6,000
Series B Shares, par value Ps.100 per share	385,248
Series C Shares, par value Ps.100 per share	133,152
Series D Shares, par value Ps.100 per share	625,341
Series E Shares, par value Ps.100 per share	19,322,610
Series F Shares, par value Ps.100 per share	7,935,118
Series G Shares, par value Ps.100 per share	65,457
Series H Shares, par value Ps.100 per share	49,825

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes     No

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17    Item 18

i

Back to Contents

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

In this annual report, references to “US$,” “dollars,” “Dollars” or  “U.S. Dollars,” are to United States dollars, references to “Ps.,” “pesos” or “Pesos” are to Mexican pesos.

Our financial statements have been prepared in accordance with Mexican generally accepted accounting principles, referred to as Mexican GAAP.  Mexican GAAP differs in significant respects from United States generally accepted accounting principles, referred to as U.S. GAAP.  See Note 17 to the audited consolidated financial statements for a reconciliation to U.S. GAAP of our stockholder’s equity as of December 31, 2001 and 2002 and net income for the years ended December 31, 2000, 2001, and 2002.  See “Item 5: Operating and Financial Review and Prospects—Reconciliation to U.S. GAAP” for a discussion of certain differences between U.S. GAAP and Mexican GAAP.

U.S. dollar amounts included in our financial statements were converted from pesos to dollars using the exchange rate reported by Banco de México at December 31, 2002, which was Ps. 10.4393 per U.S. dollar, except where otherwise indicated.  You should not construe such conversions as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated, or at all.

Pursuant to Mexican GAAP, our financial statements have been prepared in accordance with Bulletins B-10 and B-12 of the Mexican Institute of Public Accountants, which provides for the recognition of certain effects of inflation.  Bulletin B-10 requires us to restate the value of inventories to their replacement cost, without exceeding their net realizable value, and to restate the value of fixed assets using the National Consumer Price Index, or Indice Nacional de Precios al Consumidor, also referred to as the NCPI.  Bulletin B-12 requires us to provide a comparison of balance sheet items in constant pesos as of December 31 of the last year in which audited financial statements are available in the “Statement of Changes in Financial Position.”

Bulletin B-10 also requires us to restate non-monetary liabilities and the components of shareholders’ equity using the NCPI and to record gains or losses in purchasing power from holding monetary liabilities or assets.  In addition, Bulletin B-10 requires restatement of all financial statements to constant pesos as of the date of the most recent balance sheet presented.  Accordingly, all data in the financial statements and in the summary and selected financial data set forth herein have been restated in constant pesos as of December 31, 2002.  The effect of these inflation accounting principles has not been reversed in the reconciliation to U.S. GAAP of our net income for 2000, 2001, 2002, and stockholders’ equity as of December 31, 2001 and 2002.

Beginning fiscal year 2000, we were required to comply with Bulletin D-4, which regulates the accounting treatment of income taxes, asset taxes and employees’ profit sharing, and modifies the rules for determining deferred income taxes.  These accounting rules require that deferred income taxes be determined with respect to all temporary differences between the book value and the taxable value of the assets and liabilities included in the balance sheet.  Such determination must be made by applying the income tax rates in effect on the date of the financial statements.

FORWARD-LOOKING STATEMENTS

Certain of the matters discussed in this annual report or in the information incorporated by reference herein may constitute forward-looking statements.  Certain of these forward-looking statements can be identified by the use of forward-looking terminology such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” or “anticipates” or the negative thereof or other comparable terminology, or by discussions of strategy, plans or intentions.  Statements contained in this annual report which are not historical facts are forward-looking statements.  Without limiting the generality of the preceding statement, all statements in this annual report concerning or relating to estimated and projected earnings, margins, costs, expenditures, cash flows, growth rates and financial results are forward-looking statements.  In addition, we, through our senior management, from time to time make forward-looking public statements concerning our expected future operations and performance and other developments.  Such forward-looking statements are necessarily estimates reflecting our best judgment based upon current information and involve a number of risks and uncertainties.  There can be no assurance that other factors will not affect the accuracy of these forward-looking statements or that our actual results will not differ materially from the results anticipated in such forward-looking statements.  While it is impossible to identify all such factors, factors which could cause actual results to differ materially from those estimated by us include, but are not limited to, those factors or conditions described under “Item 3: Key Information—Risk Factors.”

ii

Back to Contents

Accordingly, we caution you not to place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates; we undertake no obligation to publicity update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

MARKET DATA

The Mexican government does not publish definitive data regarding the pulp and paper industry on a regular basis. Accordingly, information contained in this annual report regarding national production, imports, exports, apparent demand, market share and market position has been computed by us and is based on our estimates which are derived from statistics accumulated by us and our analysis of certain data obtained from the Cámara Nacional de las Industrias de la Celulosa y del Papel, the Mexican National Chamber of the Pulp and Paper Industries, A.C. Nielsen, the Instituto Nacional de Estadística, Geografía e Informática, INEGI, the National Institute of Statistics, Geography and Information Systems, and the Secretaría de Hacienda y Crédito Público, which we refer to as the “Ministry of Finance and Public Credit,” and certain assumptions made by us. In particular, market share information regarding away-from-home products and cut-size paper is derived from our internal sources and certain assumptions made by us based on our knowledge of the market and experience in the Mexican paper industry.

Although we believe that the data taken from third parties and used in this annual report is reliable, we have not independently verified such data and take no responsibility for the accuracy of such data. Similarly, while we believe our internal research and estimates to be reliable, they have not been verified by any independent source and we cannot assure you as to their accuracy.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a corporation (sociedad anónima de capital variable) incorporated under the laws of Mexico and substantially all of our assets are located in Mexico. In addition, all of our directors and officers reside outside the United States (principally in Mexico) and all or a significant portion of our assets and the assets of those persons are located outside the United States (principally in Mexico). As a result, it may not be possible for investors to effect service of process upon such persons within the United States or to enforce against such persons or us judgments obtained in the courts of the United States, including without limitation, judgments predicated upon the civil liability provisions of the federal securities laws of the United States.

We have been advised by Carlos Luis Díaz Sáenz, our General Counsel, that there is doubt as to the enforceability in original actions in Mexican courts of liabilities predicated solely upon U.S. federal securities laws and as to the enforceability in Mexican courts of judgments of U.S. courts obtained in actions predicated upon the civil liability provisions of the U.S. federal securities laws. Because substantially all of our assets are located in Mexico, holders of our securities may effectively be required to pursue in Mexico, under Mexican law, any claims they may have against us without the benefit of the U.S. federal securities laws.

iii

Back to Contents

PART I

ITEM 3.   KEY INFORMATION

SELECTED CONSOLIDATED FINANCIAL AND OPERATING INFORMATION

The following tables present our selected consolidated financial information and our consolidated subsidiaries. This information (other than the production data) has been derived from and should be read in conjunction with our audited consolidated financial statements as of December 31, 2002 and 2001 and for the years ended December 31, 2002, 2001, and 2000 as well as the information under “Item 5: Operating and Financial Review and Prospects.” The audited consolidated financial statements, which appear at the back of this annual report, have been audited, with respect to our consumer products group and printing and writing products group, by Mancera, S.C., a member practice of Ernst & Young Global, independent public accountants, and, with respect to our packaging products group, by Galaz, Yamazaki, Ruiz Urquiza, S.C., a member practice of Deloitte & Touche.

Peso amounts included in the tables below were converted to U.S. dollars at the exchange rate of Ps.10.425 per US$1.00, which was the noon buying rate at December 31, 2002 as published by the Federal Reserve Bank of New York. Such conversions should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated, or at all.

As used in this annual report EBITDA is operating income (loss) before interest expense, depreciation and amortization. Amortization is not deducted from operating income, but instead is recorded in other expenses (net). EBITDA is not (a) a measure determined under Mexican or U.S. GAAP, (b) an alternative to Mexican or U.S. GAAP operating income (loss) or net income (loss) or (c) a measure of liquidity or cash flows as determined under U.S. or Mexican GAAP. EBITDA does not represent discretionary funds. EBITDA, as calculated by us, may not be comparable to similarly titled measures reported by other companies. EBITDA is presented because we believe that EBITDA provides useful information regarding our debt service ability. EBITDA should not be considered in isolation or as a substitute for the consolidated income statements or the consolidated statements of changes in financial position prepared in accordance with Mexican GAAP or as a measure of profitability or liquidity.

Until December 31, 1999, deferred income taxes were determined only with respect to temporary differences in book and taxable values that were deemed to be non-recurring and whose reversion could be foreseen in a specific period of time. Beginning fiscal year 2000, the cumulative effect of adopting Bulletin D-4 was reflected in a new stockholder’s equity account. Bulletin D-4 did not require the restatement of financial statements for any fiscal year prior to its implementation.

Back to Contents

		As of and for the Year Ended December 31,

		1998		1999		2000		2001		2002		2002

		Millions of constant December 31, 2002 Pesos and U.S. dollars except ratios and production data
Income Statement Data
Mexican GAAP:
Net sales	Ps.	7,227	Ps.	7,471	Ps.	8,315	Ps.	8,053	Ps.	7,867	US$	755
Cost of sales		(4,849)		(4,938)		(5,664)		(5,177)		(5,109)		(490)

Gross profit		2,378		2,533		2,651		2,876		2,758		265
Selling and administrative expenses		(1,396)		(1,545)		(1,820)		(1,902)		(1,961)		(188)

Operating income		982		987		831		974		797		77
Comprehensive cost of financing:
Interest income		54		22		29		41		39		4
Interest expense		(695)		(642)		(670)		(603)		(514)		(49)
Exchange gain (loss), net		(1,360)		255		(99)		276		(675)		(65)
Monetary gain(1)		952		615		402		190		237		23
Other financing cost(2)		—		—		(4)		(12)		(36)		(3)

Total comprehensive income (cost) of financing		(1,049)		250		(342)		(108)		(950)		(91)
Other expenses, net		19		(24)		(74)		(110)		(118)		(11)
Equity in income of associated companies		—		—		—		(27)		(40)		(4)
Asset write down		—		—		—		(635)		(195)		(19)
Income (loss) before income and asset taxes and employee profit sharing		(48)		1,213		415		94		(504)		(48)
Income tax and asset taxes and employee profit sharing(3)		(37)		(114)		(251)		(99)		195		19

Net Income (loss) before minority interest		(84)		1,099		164		(5)		(308)		(30)
Minority interest		(34)		(60)		(40)		(55)		(49)		(5)

Net income (loss)	Ps.	(118)	Ps.	1,039	Ps.	124	Ps.	(60)	Ps.	(357)	US$	(35)
U.S. GAAP:
Operating income	Ps.	900	Ps.	1,003	Ps.	807	Ps.	204	Ps.	557	US$	53
Interest expense, net(4)		(621)		(584)		(641)		(562)		(475)		(45)
Net income (loss)		274		596		288		(58)		(302)		(29)
Balance Sheet Data
Mexican GAAP:
Property, plant and equipment, net(5)	Ps.	10,069	Ps.	9,930	Ps.	9,625	Ps.	9,012	Ps.	8,979	US$	861
Total assets		13,821		13,738		14,015		13,219		13,192		1,265
Short-term debt, including the current portion of long- term debt		1,559		2,775		2,280		2,212		1,281		123
Long-term debt		5,178		2,972		3,442		2,860		4,025		386
Total debt		6,737		5,747		5,722		5,072		5,306		509
Stockholders’ equity		5,942		6,648		4,666		4,442		4,016		385
U.S. GAAP:
Stockholders’ equity	Ps.	3,862	Ps.	4,089	Ps.	4,139	Ps.	3,784	Ps.	3,431	US$	329
Other Data
Mexican GAAP:
EBITDA	Ps.	1,401	Ps.	1,432	Ps.	1,285	Ps.	1,357	Ps.	1,188	US$	114
Depreciation		419		444		453		383		390		37
Amortization		45		45		48		48		71		7
Capital expenditures		(432)		(379)		(318) (6)		(311) (7)		(484)		(46)
EBITDA to interest expense, net(4)		2.2x		2.3x		2.0x		2.4x		2.5x		2.5x
Total debt to EBITDA		4.8x		4.0x		4.4x		3.7x		4.5x		4.5x
Net resources provided by operating activities(8)		195		1,455		661		1,268		525		50
U.S. GAAP:
EBITDA	Ps.	1,363	Ps.	1,488	Ps.	1,336	Ps.	1,276	Ps.	938	US$	90
EBITDA to interest expense, net(4)		2.2.x		2.5.x		2.1.x		2.3.x		2.0x		2.0.x
Total debt to EBITDA		4.9.x		3.9.x		4.3.x		4.0.x		5.6.x		5.6.x
Net cash provided by operating activities(8)	Ps.	524	Ps.	545	Ps.	310	Ps.	814	Ps.	699	US$	67
Ratio of earnings to fixed charges(9)		0.9.x		3.1.x		1.7.x		1.1.x		0.1.x		0.1.x

Back to Contents

Notes to Selected Consolidated Financial and Operating Information

(1)	Result from monetary position reflects the impact of inflation on our net monetary assets (which includes cash, cash equivalents and accounts receivable) and liabilities (which includes all debt, accounts payable and deferred taxes). For example, a gain on monetary position results from holding net monetary liabilities in pesos during periods of inflation due to the decline in the purchasing power of the peso over time.
(2)	Other financing cost consists of an increase in the discount on the sale of certain receivables given in exchange for amounts distributed to us prior to such sale through non-recourse factoring facilities.
(3)	Under Mexican law, if the income tax payable in a fiscal year amounts to less than 1.8% of the average value of most of a company’s assets, net of certain liabilities, then the company pays a minimum alternate asset tax in an amount equal to such percentage of those net assets. Mexican companies are also required by law to provide their workers with 10% of their taxable profit, calculated before adjustments for inflation or utilization of tax losses from previous years.
(4)	Interest expense, net of interest income.
(5)	Property, plant, and equipment is net of depreciation.
(6)	Net of fixed asset sales in the amount of Ps. 75 million.
(7)	Includes fixed assets acquired with the operations of Corrugado y Fibra, S.A. de C.V. in the amount of Ps. 91 million.
(8)	Under Mexican GAAP, the cash flow data has been adjusted for inflation and includes certain non-cash items, such as monetary gains and losses and foreign exchange gains and losses and, as a result, are not comparable with the respective U.S. GAAP cash flow data.
(9)	Ratio of earnings to fixed charges is calculated as earnings from continuing operations before income taxes and fixed charges divided by fixed charges. Fixed charges consist of interest expense and amortization of deferred costs related to the issuance of bonds during the period and does not include gain or loss from monetary position or exchange gain or loss attributable to our indebtedness.

DIVIDENDS

Dividend Policy

Our ability to pay dividends is limited by Mexican law, our estatutos sociales, which we refer to as our bylaws, and by financial covenants contained in our credit agreements. Pursuant to Mexican law and our bylaws the payment of dividends is determined by a majority vote of the holders of the outstanding shares at an ordinary general shareholders’ meeting, generally based on, but not necessarily, the recommendation of the Board of Directors. The payment of dividends can only be paid from retained earnings after losses from prior fiscal years have been paid. The amount of any dividend would depend on, among other things, operating results, financial condition, cash requirements, losses for prior fiscal years, future prospects, the extent to which debt obligations impose restrictions on dividends and other factors deemed relevant by the Board of Directors and the shareholders.

Pursuant to a 1997 indenture entered into in connection with our 11.375% Senior Notes due 2004 (which together with our 11.375% Series B Notes due 2004 are referred to in this annual report as the Notes), we are limited in our ability to pay dividends or redeem or retire capital stock unless (i) we would be permitted, at that time, to incur at least US$1 of debt under the Notes, and (ii) the amount of such payment, plus all similar payments, does not exceed 50% of our consolidated cumulative net income since April 1997, plus the net proceeds of our issuances of capital stock since April 1997, plus cash returns on investments permitted under the Notes, plus US$15 million. See “Item 10: Additional Information—Material Contracts—Major Indebtedness.”

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

Back to Contents

Dividend History

We did not pay any dividends in 2000, 2001 or 2002.

EXCHANGE RATE INFORMATION

In 2002 the peso depreciated against the U.S. dollar. There can be no assurance that the peso will not depreciate further.

The following table sets forth, for the periods indicated, the high, low, average and period-end noon buying rate in New York City for cable transfers in pesos published by the Federal Reserve Bank of New York, expressed in pesos per U.S. dollar. The rates have not been restated in constant currency units.

Year	High(1)	Low(1)	Average(2)	Period End

1998	10.630	8.040	9.243	9.901
1999	10.600	9.243	9.563	9.480
2000	10.087	9.183	9.459	9.618
2001	9.970	8.946	9.326	9.156
2002	10.430	9.000	9.99	10.425

Month

December 2002	10.43	10.10
January 2003	10.98	10.32
February 2003	11.06	10.77
March 2003	11.24	10.66
April 2003	10.77	10.31
May 2003	10.42	10.11

(1)	Rates shown are the actual low and high, on a day-by-day basis for each period.
(2)	Average of month-end rates.

On June 30, 2003, the noon buying rate was Ps.10.455 to US$1.00.

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

Risk Factors Relating to Our Business

We face increasing competition, which could result in lower operating margins and decreased profitability.

The consumer products and industrial paper products industries in Mexico are highly competitive. Our competitors in Mexico and our competitors in the United States that import products into Mexico include large, vertically-integrated consumer products and industrial paper products manufacturers and numerous smaller companies. Some of our competitors have substantially greater financial and other resources than we and may be better able than we are to withstand adverse economic or market conditions. In recent years, there has been a trend toward consolidation within the primary and converted paper products sectors, and we believe that this trend will continue. In addition, with the elimination of tariffs on most paper products and generally low prices for paper and packaging products in the United States over the past years, competition from imports has increased and may increase further. Increased competition from imports of bond pa per and other industrial paper products may have a material adverse effect on us by driving down our prices and decreasing our revenues. Loss of existing or future market share to competitors may adversely affect our performance and, to the extent that one or more of our competitors becomes more successful with respect to any key competitive factor, our operating margins could be adversely affected.

Back to Contents

We may not always be able to recoup future increases in the cost of our raw materials.

Raw materials account for approximately three-quarters of our total cost of sales. The principal raw materials used in our production process are pulp, energy, chemicals, recyclable paper and water. The prices of some of these raw materials have historically fluctuated due to market and industry conditions. Because of this volatility, we may not always be able to pass along our increased costs to our customers in the form of price increases, which could impair our gross margins, cash flow and profitability.

We are subject to price fluctuations in the pulp and fiber market.

Since we ceased operations at our Pondercel pulp mill in 2001, we began to purchase our full requirements for virgin pulp from third parties. As a result of our closing of the Pondercel pulp mill, we are subject to price fluctuations in the pulp market, and we cannot assure you that we will be able to reflect any cost increases in our sales prices.

During 2002, secondary fiber and deinked pulp imported from the United States suffered significant price increases. Because we import some of our secondary fiber and deinked pulp from the United States, price fluctuations might have an adverse effect on our business. We cannot assure you that the price for secondary fiber and deinked pulp will not further increase or fluctuate, or that any such increase or fluctuation will not have an adverse effect on our business.

Fluctuations in energy costs may adversely affect our costs of operations and our revenues.

The price and supply of energy is unpredictable and fluctuates based on events beyond our control, including, among others, geopolitical developments, supply and demand for oil and gas, actions by OPEC and other oil and gas producers, war and unrest in oil producing counties and regional production patterns. Because our plants and facilities use significant amounts of electricity, natural gas and other forms of energy, increases in the cost of energy will increase our operating expenses and may have a material adverse effect upon our business, financial condition and results of operations.

Lack of water availability may adversely affect us.

Water is an essential raw material in the paper production process. Some of our plants satisfy their water requirements through water wells licensed by the Mexican National Water Commission (Comisión Nacional del Agua), whereas others purchase water from municipalities or from third parties. The Mexican government has the power to limit our water consumption and the volume of water that we may use according to our licenses, and it also has the power to revoke such licenses, in the event of our breach of the licenses’ terms.

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

Back to Contents

Our environmental compliance costs could increase in the future.

In each jurisdiction in which we operate, our business operations and facilities are subject to stringent and complex laws and regulations relating to pollution, protection of public health and the environment, and employee safety and health. In Mexico, our operations are subject to the Mexican General Law of Ecological Balance and Environmental Protection (Ley General de Equilibrio Ecológico y Protección del Ambiente), and its related rules and various state and municipal laws. In accordance with this ecological law, we are subject to the regulatory jurisdiction of various government entities, each of which has significant enforcement powers to impose economic sanctions and to temporarily or permanently close non-complying facilities. Under this ecological law, the Mexican government has implemented an aggressive program to protect the environment by promulgating rules concerning water, land, air and noise pollution, hazardous substances and wastes.

Existing environmental laws and regulations could be enforced more strictly and more stringent laws could be imposed. Future events such as changes in existing environmental laws or their interpretation, more vigorous enforcement policies of regulatory agencies and new information may give rise to additional expenditures or liabilities that could be material.

Risk Factors Relating to Our Existing Debt

Our substantial level of indebtedness could adversely affect our financial condition and prevent us from fulfilling our existing credit obligations.

As of December 31, 2002, we had approximately US$509 million of outstanding indebtedness. In addition, subject to restrictions contained in the indenture and the instruments governing the terms of our other outstanding indebtedness, we may incur additional indebtedness.

Our level of indebtedness could have important consequences to you. For example, it could:

•	make it more difficult for us to satisfy our obligations with respect to our credit obligations;

•	increase our vulnerability to general adverse economic and industry conditions;

•	limit our ability to fund future capital expenditures, operating losses, working capital and other general corporate requirements;

•	require us to dedicate a substantial portion of our cash flow from operations to interest and principal payments on our indebtedness, reducing the availability of our cash flow for other purposes, such as capital expenditures and operating losses;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	place us at a disadvantage compared to our competitors that have less debt; and

•	limit our ability to borrow additional funds.

Our ability to meet our expenses thus depends on our future performance, which will be affected by financial, business, economic and other factors. We will not be able to control many of these factors, such as economic conditions in the markets where we operate and pressure from competitors. We cannot be certain that our operating cash flow will be sufficient to allow us to pay principal and interest on our debt and meet our other obligations. If we do not generate sufficient cash flow, we may be required to refinance all or part of our existing debt, sell assets, borrow additional funds or issue additional equity. We cannot guarantee that we will be able to do so at all or on terms acceptable to us. In addition, the terms of existing or future debt agreements, including our bank credit agreements and our indentures, may restrict us from adopting any or all of these alternatives. The failure to generate sufficient cash flow or to a chieve such alternatives could significantly adversely affect our ability to pay principal of and interest on our debt.

Back to Contents

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

The indenture for the outstanding Notes and our bank credit agreements impose significant operating and financial restrictions on us. These restrictions will limit our ability, among other things, to:

•	incur additional indebtedness;

•	make restricted payments, including dividends or other distributions;

•	make investments;

•	sell assets;

•	incur liens;

•	enter into agreements restricting our subsidiaries’ ability to pay dividends;

•	enter into transactions with affiliates; and

•	consolidate, merge or sell all or substantially all of our assets.

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

Over the past four years, we have, during each such year, obtained several waivers from banks under different credit agreements in connection with failures to comply with certain covenants of such credit agreements.

Future failures to comply with financial covenants in our bank credit agreements would require us to request additional waivers. If the banks do not agree to grant such waivers, it could result in us defaulting under such agreements, which may cause us to be in default under the Notes or our other indebtedness. In the event of such a default, our lenders may have the right to declare the relevant indebtedness, together with accrued interest and other fees, to be immediately due and payable and/or to impose a higher rate of interest. In the event of a default our lenders may also have the right to proceed against any collateral securing such indebtedness.

We may not be able to satisfy our obligations to our creditors upon a change of control.

Upon the occurrence of a “change of control,” as defined in the indenture, each holder of the Notes will have the right to require us to purchase the Notes at a price equal to 101% of the principal amount, together with any accrued and unpaid interest to the date of purchase. Our failure to purchase, or give notice of purchase of, the Notes would be a default under the applicable indenture, which would in turn be a default under our bank credit agreements.

Back to Contents

In addition, a change of control may constitute an event of default under our bank credit agreements. A default under our bank credit agreements would result in an event of default under the indenture if the lenders accelerate the debt under our bank credit agreements.

If a change of control occurs, we may not have enough cash or assets to satisfy all of our obligations under our bank credit agreements and the indenture related to the Notes. Upon the occurrence of a change of control we could seek to refinance the indebtedness under our bank credit agreements and the Notes or obtain a waiver from the lenders or you as a holder of the Notes. We cannot assure you, however, that we would be able to obtain a waiver or refinance our indebtedness on terms acceptable to us, or at all.

We are controlled by our principal stockholders.

Approximately 98.9% of our issued and outstanding capital stock is beneficially owned, directly or indirectly, by the Maldonado Quiroga and Maldonado González families. As a result, the Maldonado Quiroga and Maldonado González families effectively control the outcome of all matters requiring a stockholder vote, including the election of directors.

The interests of the Maldonado Quiroga and Maldonado González families could conflict with the interests of our creditors. For example, if we encounter financial difficulties or are unable to pay our debts as they mature, the interests of the Maldonado Quiroga and Maldonado González families might conflict with the interests of our creditors. The Maldonado Quiroga and Maldonado González families may also have an interest in pursuing acquisitions, divestitures, financings or other transactions that, in their judgment, could enhance their equity investments, even though such transactions might involve risks to our creditors.

Various provisions of Mexican law may make it difficult for you to convert payments you receive into U.S. dollars or may make it difficult for you to recognize the full value of your payment.

We are required to make payments of amounts owed on our debt in U.S. dollars. Under the Mexican Monetary Law (Ley Monetaria de los Estados Unidos Mexicanos), however, obligations to make payments in Mexico in foreign currency, whether by agreement or upon enforcement of a judgment, may be discharged in Pesos at the rate of exchange for Pesos prevailing at the time and place of payment or judgment. Accordingly we will be legally entitled to make payment of amounts due on the Notes in Pesos if payment of the Notes is sought in Mexico through the enforcement of a non-Mexican judgment or otherwise. If we elect to make payments due on the Notes in Pesos in accordance with the Mexican Monetary Law, we cannot assure you that the amounts paid would be convertible by the payee into U.S. dollars or that, if convertible, such amounts would be sufficient to purchase U.S. dollars equal to the amount of principal, interest or “addition al amounts” due on the Notes.

In the event of bankruptcy, you may find it difficult to collect under the Notes.

Under Mexican law, if we are ever declared bankrupt or in judicial reorganization (concurso mercantil) our obligations under the Notes (i) would be converted into pesos and then converted from pesos into UDIs (defined below), (ii) would be satisfied only at the time claims of all creditors are satisfied, (iii) would be subject to the outcome of, and amounts recognized as due in respect of, the relevant bankruptcy proceedings, (iv) would cease to accrue interest and (v) would not be adjusted to take into account any depreciation of the peso against the dollar occurring after the declaration of bankruptcy or reorganization. UDIs are Unidades de Inversión (investment units), which are units of account whose value in Mexican pesos is indexed to inflation on a daily basis, as measured by the change in the Mexican National Consumer Price Index.

Back to Contents

Risk Factors Relating to Doing Business in Mexico

If the peso devalues, it will be more difficult for us to repay our debt.

Substantially all of our debt obligations are denominated in U.S. dollars while we generate revenues in pesos. Therefore, we are exposed to currency exchange rate risks that could significantly affect our ability to meet our obligations. Except for the Bancomer Swap (See Item 5. Operating and Financial Review and Projects–Liquidity and Capital Resources–Other Contractual Obligations), we are currently not party to any hedging transactions with respect to these foreign currency risks, but we continue to consider the appropriateness of this option. Mexico maintains a floating exchange rate regime. Any significant decrease in the value of the peso relative to the U.S. dollar in the near term may have a material adverse effect on our liquidity and on our ability to meet our debt obligations. As of December 31, 2002, a hypothetical 10% devaluation of the peso relative to the U.S. dollar would give us a Ps.399.9 million (US$38.3 million) exchange loss on our debt. The peso has depreciated substantially against the U.S. dollar in the past and may depreciate significantly in the future. Future declines in the value of the peso relative to the U.S. dollar could adversely affect our ability to meet U.S. dollar-denominated obligations because of the increase in cost in pesos of our interest and principal payments.

While the Mexican government does not currently restrict, and for many years has not restricted, the right or ability of Mexican or foreign persons or entities to convert pesos into U.S. Dollars or to transfer other currencies out of Mexico, the government could institute restrictive exchange rate policies in the future. To the extent that there are currency fluctuations, they are likely to continue to have an effect on our financial condition, results of operations and cash flows in future periods. See “Item 5: Operating and Financial Review and Prospects – Effect of Devaluation and Inflation” and “Item 11: Quantitative and Qualitative Disclosures about Market Risk – Foreign Exchange Rate Risk.”

High levels of inflation and high interest rates in Mexico could adversely affect our financial condition and results of operations.

Mexico has experienced high levels of inflation in recent years. The annual rate of inflation, as measured by changes in the National Consumer Price Index, was 9.0% for 2000, 4.4% for 2001, and 5.7% for 2002. In the past, high rates of inflation have resulted in high interest rates; high interest rates in Mexico may adversely affect our costs and thus our financial condition and results of operations including our interest expense.

Economic and political conditions and government policies could negatively affect our profitability and operations.

We are a Mexican company, with substantially all of our operations situated in Mexico. Approximately 93.6% of our revenues in 2002 and 94.7% of our revenues in 2001 resulted from sales generated within Mexico. Mexico has periodically experienced economic downturns characterized by periods of slow or negative growth, high inflation, exchange rate volatility, declines in direct and portfolio investment, high interest rates, reduced consumer purchasing power and spending, and high unemployment. After years of sustained economic growth, Mexico’s economy contracted 0.3% during 2001 and grew only 0.9% in 2002, due primarily to slow economic growth in the United States.

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

Back to Contents

Mexico is directly affected by the economic slowdown affecting the United States.

Approximately 89.1% of Mexico’s exports are destined to the United States market, and approximately 63.4% of Mexico’s imports come from the United States. Therefore, Mexico’s production and economy have been negatively affected by the economic slowdown affecting the United States since early 2001. In the event that the recessive environment were to continue, we cannot assure you that such slowdown will not continue to adversely affect our country. We also cannot assure that such slowdown will not have an adverse effect on our business.

Our financial statements may not result in the same information as financial statements prepared under U.S. accounting rules.

Mexican companies, including us, must prepare their financial statements in accordance with Mexican GAAP. Mexican GAAP differs in significant respects from U.S. GAAP, including, but not limited to, the treatment of capitalized interest, deferred income taxes, minority interest, amortization of negative goodwill and inventory valuations. In particular, all Mexican companies must incorporate the effects of inflation directly in their accounting records and in published financial statements. The effects of inflation accounting under Mexican GAAP are not eliminated in a reconciliation to U.S. GAAP. For this and other reasons, the presentation of Mexican financial statements and reported earnings may differ from that of U.S. companies. See “Item 5: Operating and Financial Review and Prospects—Reconciliation to U.S. GAAP” and Note 17 to the audited consolidated financial statements.

Back to Contents

ITEM 4.   INFORMATION ON THE COMPANY

Our Company

We are one of the leading producers of paper-based consumer products and value-added industrial paper products, such as packaging and printing and writing products, in terms of sales in Mexico. We have transformed ourselves from being primarily a producer of industrial paper products into one of the premier producers of paper-based consumer products and value-added industrial paper products. We have a leading portfolio of consumer brands. Our strategy is to focus on consumer products and value-added packaging products and to grow our business through effective marketing and the development of new innovative products, which we believe will continue to diversify and increase our cashflows. We will also continue to look for cost reduction opportunities, particularly in raw materials and through manufacturing efficiencies. We will continue to maintain our competitive advantage in outstanding customer service that has been achieved as a result of our strategically located manufacturing and distribution facilities.

We were founded in 1928, when the Maldonado Quiroga family of Monterrey, our controlling shareholders, started a paper business in Monterrey. Since 1996, our business has grown through the combination of an aggressive capital investment program and strategic acquisitions. We have focused most of our acquisitions and investments on the consumer products segment of our business. The consumer products category will continue to be the most important segment of our business because it enhances the stability in our cash flows and it contributes significantly to our sales and EBITDA. We expect that, in the future, the portion of our overall sales and EBITDA represented by our packaging products division will also increase meaningfully.

The demand for the types of products that we manufacture, distribute, and sell has grown rapidly in the last few years, and well in excess of the growth rate of the Mexican economy. For example, demand for tissue paper has grown at an average annual rate of 5.6% per year from 1998 to 2002, or 1.7 times as fast as the Mexican gross domestic product. During the same period, demand for packaging paper has grown at an average annual rate of 6.3% per year, or 2.0 times as fast as the Mexican gross domestic product. Demand for tissue paper grew 4.9% during 2002, whereas demand for packaging paper grew 7.2% during that same period. We believe that the principal reasons for this growth have been the historically low level of consumption of paper-based consumer products in Mexico relative to the United States and increases in gross national product and consumer buying power as well as the natural growth of the Mexican population. For example, in 2002, pe r capita consumption of tissue products in Mexico was 29.2% of such per capita consumption in the United States. We believe that these factors should continue to support relatively large demand growth rates in the future and represent an attractive growth opportunity for us.

We have also improved our cost structure through a strategy of secondary fiber self-sufficiency. We have created the largest network of recyclable paper collection centers in Mexico, with six collection centers, and have established four collection centers in the southwestern United States. We supply most of our secondary fiber and deinked pulp requirements.

•	Our consumer products include bathroom and facial tissue, paper towels, paper napkins, feminine-care products, away-from-home products, adult incontinence products and notebooks. We also sell and distribute baby diapers manufactured by our affiliate, Copamex Higiene Infantil, S.A. de C.V., which we refer to as COHINSA. Consumer products accounted for approximately 48.2% of our net sales for the year ended December 31, 2002.

•	Our packaging products include multi-wall bags, kraft paper and corrugated boxes and specialty paper. Packaging products accounted for approximately 27.6% of our net sales for the year ended December 31, 2002.

•	Our printing and writing products include cut-sized, bond and carbonless paper. For the year ended December 31, 2002, printing and writing paper (and other printing and writing products) accounted for approximately 24.2% of our net sales.

Back to Contents

Selected Operating Highlights

Since 1996, our business has grown rapidly through the combination of an aggressive capital investment program and targeted strategic acquisitions, and we have transformed ourselves from being primarily a producer of industrial paper products to one of the premier producers of paper-based consumer products and value-added industrial paper products in terms of sales in Mexico. The following are some of the highlights of our operating development:

•	In October 1996, we entered the feminine-care market with our acquisition of a 51% interest in Sancela, S.A. de C.V., which we refer to as Sancela, a company 49% of which is owned by SCA Hygiene Products, AB, a leading European producer of tissue and feminine care products. Since the acquisition, Sancela has nearly doubled its production and is now able to produce over one billion units per year.

•	In June 1997, we consolidated our position as a major tissue company when we acquired a tissue manufacturing facility, the popular tissue brand name Regio and a renewable 25-year license for the popular facial tissue brand name Scottis.

•	From 1996 through 1998, we strengthened our notebook market share by acquiring the well-known brand name Shock and installing a production plant. We also continued our strategy of diversifying across consumer product lines by introducing away-from-home products and importing and selling adult incontinence products.

•	In January 1998, we began to expand our presence in the Central American market by starting operation of a tissue converting machine and a multi-wall bag machine in Costa Rica. We continued this strategy in the first quarter of 2000 by acquiring a 70% interest in Industrias Unidas de Centroamérica, S.A., the only tissue paper producer in Nicaragua.

•	In July 2000, we commenced operation of a corrugated box plant in Monterrey, Mexico.

•	In September 2000, we started to sell and distribute baby diapers manufactured by an affiliated company, COHINSA, complementing our consumer products portfolio.

•	In October 2001, through a corporate restructuring, we acquired the operations and operating assets of Corrugado y Fibra, S.A. de C.V., an affiliate of ours that we refer to as COFISA, which increased our consolidated operating capacity of corrugated boxes.

•	In November 2001, we installed a production line for the manufacture of adult incontinence products.

•	In January 2002, we entered into a joint venture with Productos El Cid, S.A., a Colombian manufacturer of notebooks that we refer to as El Cid, through which our notebook brands and the brands of El Cid are owned and operated.

•	In February 2002, we launched an improved baby diaper line under our trademark “DryKids.”

•	In July 2002, we commenced operation of a new tissue paper machine.

•	In August 2002, we commenced operation of a new state of the art universal machine for the manufacture of multi-wall bags.

•	In November 2002, as part of our strategy to identify and execute cost reduction opportunities, we ceased multi-wall bags operations at our Tlanepantla plant. This plant closing was also a result of the modernization and increase in capacity in our other multi-wall bags plants. We believe that this measure should contribute significantly to saving costs in our packaging division.

Back to Contents

The Mexican Consumer and Industrial Paper Products Market

General

Mexico’s paper products market is the second largest in Latin America after that of Brazil. According to estimates of the Mexican National Chamber of the Pulp and Paper Industries, the total size of Mexico’s paper products market (including newsprint) in 2002, based on apparent demand, was approximately 5.5 million metric tons. Apparent demand is calculated on the basis of domestic production reported by Mexican manufacturers, plus imports and minus exports. Apparent demand is a concept similar to consumption, except that it does not reflect increases or decreases in inventories. Apparent demand will not replicate consumption in any given year; however, over a period of years, the two measures should tend to approximate one another. The total apparent demand in 2001 and 2002 for the Mexican pulp and paper industry was broken down as follows:

•	tissue paper accounted for 12.8% in 2001 and 12.7% in 2002,

•	packaging paper accounted for 54.8% in 2001 and 55.6% in 2002,

•	printing and writing paper (including newsprint) accounted for 26.9% in 2001 and 26.0% in 2002, and

•	specialty paper accounted for 5.5% in 2001 and 5.7% in 2002.

In 2002, Mexico had a production capacity of approximately 5.1 million metric tons of paper. In the same year, approximately 4.0 million metric tons of paper were produced, for a capacity utilization efficiency of 78.7%. During 2002, the Mexican production of paper minus exports represented approximately 69.4% of apparent demand, with imports accounting for the remaining 30.6%. In 2002, paper production increased by 4.2% while apparent demand increased by 5.7%. Approximately 5.1% of the Mexican production of paper was exported.

Each of the tables below show historical Mexican apparent demand for the paper products indicated in metric tons, calculated on the basis of domestic production of tissue paper reported by Mexican manufacturers, plus imports and minus exports. Import data does not include products temporarily imported into Mexico for consumption abroad. This data was derived from industry studies prepared by the Mexican National Chamber of the Pulp and Paper Industries.

Tissue Paper

Mexican Apparent Demand for Tissue Paper
(all figures in metric tons(1))

Year	Production	Imports	Exports	Apparent Demand	Period to Period Growth Rate	% Growth in Mexican GDP

1998	621,566	36,735	79,602	578,699	7.3%	4.9%
1999	661,522	47,019	90,232	618,309	6.8%	3.7%
2000	691,213	65,733	98,790	658,156	6.4%	6.6%
2001	688,694	86,546	104,470	670,770	1.9%	(0.3%)
2002	725,827	93,472	115,744	703,555	4.9%	0.9%

(1)	1 metric ton = 1.102 U.S. (short) tons.

Tissue paper includes, among other things, bathroom tissue, facial tissue, paper towels and paper napkins. Apparent demand has increased at an average annual rate of 5.5% per year from 1998 to 2002. Apparent demand has grown because of increases in gross domestic product, retail sales, consumer buying power as a result of higher salaries in the maquila and manufacturing industries and the natural growth of the Mexican population.

Back to Contents

Packaging Paper and Specialty Paper

Packaging Paper.

Mexican Apparent Demand for Packaging Paper
(all figures in metric tons(1))

Year	Production	Imports	Exports	Apparent Demand	Period to Period Growth Rate	% Growth in Mexican GDP

1998	2,093,492	391,272	58,959	2,425,805	7.4%	4.9%
1999	2,167,651	521,892	82,822	2,606,721	7.5%	3.7%
2000	2,235,317	628,119	61,032	2,802,404	7.5%	6.6%
2001	2,247,755	681,793	66,057	2,863,491	2.2%	(0.3%)
2002	2,378,841	752,101	61,969	3,068,973	7.2%	0.9%

(1)	1 metric ton = 1.102 U.S. (short) tons.

Packaging paper includes paper for multi-wall bags, wrapping, linerboard, corrugated medium, folding boxboard, canes and tubes. Apparent demand for packaging paper grew at an average annual rate of 6.3% during the period from 1998 to 2002. The increase in apparent demand for packaging paper is the result of increased use of containers, principally corrugated board boxes, as well as an increase in the demand for multi-wall bags caused by economic growth. In particular, cement companies, the primary consumers of multi-wall bags, increased the demand for multi-wall bags as a result of a 1.7% increase in construction activity in 2002.

Specialty Paper. Specialty paper includes paper that has undergone special additional processes and all other paper products that do not clearly fall under the other paper classifications. This sector is dominated by imports, which have represented at least 90% of apparent demand in the last five years. Production has remained relatively stagnant in the last five years because there has not been further investment in capacity for specialty paper products. Exports are insignificant.

Printing and Writing Paper

Mexican Apparent Demand for Printing and Writing Paper (not including Newsprint)
(all figures in metric tons(1))

Year	Production	Imports	Exports	Apparent Demand	Period to Period Growth Rate	% Growth in Mexican GDP

1998	619,761	233,870	24,771	828,860	(3.7%)	4.9%
1999	698,276	283,812	24,722	957,366	15.5%	3.7%
2000	688,282	331,175	17,614	1,001,843	4.6%	6.6%
2001	658,430	349,482	13,436	994,476	(0.7%)	(0.3%)
2002	698,083	366,634	20,321	1,044,396	5.0%	0.9%

(1)	1 metric ton = 1.102 U.S. (short) tons.

Printing and writing paper includes cut-sized paper, bond paper and carbonless paper. Apparent demand for printing and writing paper grew at an average annual rate of 4.1% during the period from 1998 to 2002. The increase in apparent demand for printing and writing paper is partly the result of overall economic growth since 1998. During 2002, apparent demand for printing and writing products increased as a result of increases in notebook production, cut-size market growth and growth in printing of books and magazines.

Pricing

For similar-quality products, Mexican consumer and industrial paper product prices tend to roughly approximate United States prices plus freight cost and tariffs. Competition within Mexico also has an effect on prices, and this effect is most significant on consumer products. The international price of pulp and paper also affects prices, and this effect is most significant on printing and writing products. In addition, because the paper industry is highly capital intensive, prices may also be affected by industry capacity-utilization rates and by significant additions of new capacity. See “Item 5: Operating and Financial Review and Prospects—Mexican Economic Factors” and “—The International Pulp and Paper Products Market.”

Back to Contents

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

The prices of our products in Mexico are also affected by a number of other factors, including:

•	brand image,

•	customer service,

•	quality control,

•	proximity to customers and industrial centers,

•	specifications,

•	volume of production runs, and

•	transportation costs.

The tariff imposed on the type of consumer paper products we manufacture is 20% for all countries not having any trade agreement with Mexico and on the industrial paper products that we manufacture is 13%. With the exception of cut-sized bond paper from the United States, Mexico does not impose a tariff on paper products originating from the United States and Canada. Mexico had a protective tariff on kraft paper for bags, multi-wall bags, tissue paper and glassine paper of 1% for Canadian and U.S. firms in 2002, but this tariff was reduced to zero in 2003.

In October 1998, following antidumping investigations on cut-sized bond paper imports from the United States, Mexico imposed countervailing duties ranging from 5.3% to 17.7% on imports from U.S. producers. In October 2003, the Ministry of Economy (Secretaría de Economía) will review this tariff, which may be increased, reduced, extended or canceled.

We do not believe that the elimination of Mexican tariffs on paper products from the United States and Canada has affected or will affect our competitive position in any meaningful way. We believe that tariffs on paper products before NAFTA were not significant enough to deter competition from American and Canadian companies. In addition, we believe that Mexican companies in our industry already had developed international efficiency and quality standards to compete effectively against foreign products before such tariffs were reduced.

Mexico entered into a trade agreement with the European Union in 2000, which reduced tariffs on paper products imported from the European Union. We do not believe that we face significantly increased competition from the European Union, because shipping costs represent a significant barrier to entry into the Mexican market.

Our Products

Our production can be divided into three main product groups:

•	the consumer products group, which sells or distributes adult incontinence products and baby diapers and produces bathroom and facial tissue, paper towels, paper napkins, feminine-care products, away-from-home products and notebooks,

Back to Contents

•	the packaging products group, which produces kraft paper, multi-wall bags, corrugated boxes, and specialty paper, and

•	the printing and writing products group, which produces cut-sized paper, bond paper and carbonless paper.

The table below presents our sales by division for the years ended December 31, 2000, 2001, and 2002.

	Year Ended December 31,

	2000		2001		2002

	Millions of constant December 31, 2002 pesos

Consumer Products	Ps.	3,738	Ps.	3,759	Ps.	3,794
Packaging Products		2,199		2,266		2,172
Printing and Writing Products		2,378		2,028		1,901

Total	Ps.	8,315	Ps.	8,053	Ps.	7,867

Consumer Products

Tissue Products. We are the second largest producer in Mexico of tissue products such as bathroom and facial tissue, paper towels and paper napkins. We sell these products primarily under our own or licensed brand names through retail stores and wholesalers. Our leading brands include Regio,one of the most-widely recognized consumer brand names in the Mexican tissue market, Lovly, Tessy and Flen for bathroom tissue, paper napkins and paper towels, Scottis, the number two brand overall for facial tissue, and Boreal for paper towels and napkins. We also manufacture private or generic consumer products for sale by large retail stores under their own brand names, and we are the largest producer in Mexico of such products.

Feminine-Care Products. We are the second largest manufacturer of feminine-care products in Mexico. Through our subsidiary, Sancela, we sell our extensive line of products to the public under the brand name Saba, which is the number one brand in Mexico in terms of sales, through retail stores in Mexico. Our feminine-care products are made using some of the latest technology available for the manufacture of such products.

Adult-Incontinence Products. We are the number one producer in Mexico in terms of sales of “heavy” adult incontinence products, which are designed for persons with serious incontinence problems and the number two producer in Mexico in terms of sales of “light” adult incontinence products, which are designed for persons whose incontinence problems are less serious. Through our subsidiary, Sancela, we sell our adult-incontinence products to the public under the brand name Tena, which is the number one brand in Mexico in terms of sales, through retail stores and drugstores in Mexico.

Baby Diapers. We offer baby diapers under the brand name DryKids (launched in February 2002) and under private brands. Our baby diaper products are currently manufactured by our affiliate, COHINSA. See “Item 7: Major Shareholders and Related Party Transactions—Related Party Transactions.” We sell these products to the public through retail stores and drugstores in Mexico with respect to the DryKids brand and to wholesalers with respect to private brands. We believe that baby diapers will become a more significant product line for us in the future.

Away-From-Home-Products. Based on our estimates, we are the third largest manufacturer of away-from-home products in Mexico. We have a complete portfolio of products and address all of the economic segments, including bathroom tissue, rolled towels and folded towels that are typically used in restaurants, hotels, office buildings and factories. We also sell soap and paper dispensers. We use the Benefit and Floresta brands in this segment.

Back to Contents

Notebooks. We believe that we are the third largest manufacturer of notebooks in Mexico. We produce our notebooks using internally-produced bond paper. The notebooks are then sold to the public through retail stores under our brand names, including Shock, which is one of the most widely-recognized brands in the Mexican notebook market. With our joint venture with El Cid, a Colombian manufacturer of notebooks, their brands, El Cid, Leather Concept, Eco Planet, Basket, Pits, Monuments, Stone Graphix among others were contributed to our portfolio. This, together with the expertise provided by El Cid, has allowed us to enter the premium and super premium notebook markets.

Packaging Products and Specialty Paper

Kraft Paper. We are the largest producer in Mexico of kraft paper in terms of production volume for multi-wall bags, and the third largest producer of kraft paper overall. Kraft paper is made from secondary fiber. We use kraft paper in the production of:

•	multi-wall bags for packaging cement, lime, corn flour, gypsum, pet food and chemical products,

•	natural color bags for use in consumer goods stores and white color bags to pack flour, and

•	corrugated boxes for multiple packaging applications.

We are able to produce a wide variety of kraft paper, in terms of weight, consistency and resistance to achieve the characteristics required by customers. Kraft paper is sold in rolls of varying widths, depending on the capacity of the converting machinery on which it will be used. Our production of kraft paper, which is manufactured at two of our paper mills satisfied our entire requirements for the manufacture of multi-wall bags in 2002. Approximately 56.4% of our kraft paper was used to make finished products for internal use and the remainder was sold to third parties.

Multi-Wall Bags. We are the leading manufacturer in Mexico in terms of units produced of multi-wall bags. We produce a wide variety of bags, including pasted valve, sewn open mouth, pinch bottom and laminated bags. Our multi-wall bags are high-resistance containers that are designed to be reliable in adverse filling, handling, transportation, warehousing and distribution conditions. The multi-wall bags are made from kraft paper also produced by us. Our production of multi-wall bags is manufactured at four packaging plants located in Mexico and one packaging plant located in Costa Rica.

Corrugated Boxes. We began production of corrugated boxes in July 2000. We make our corrugated boxes using internally-produced kraft paper. We produce corrugated boxes of various grades and sizes, with high quality graphics and design features and both natural kraft and bleached liners. We use a portion of our production internally and sell the remainder to Mexican industrial products companies.

Specialty Paper.  We are the largest manufacturer in Mexico in terms of production volume of specialty paper products for both industrial and consumer products companies. Our production of specialty paper is manufactured at two of our paper mills. The table below presents these products and their application. These are niche-market products.

Product	Application

Cookie liner	Resists humidity and grease; used for packing cookies.
Humidity-resistant paper	For milk containers, milk and cheese packaging and paper cones.
Candy cup stock	For chocolate, candy and biscuit packing.
Release paper	For the back of self-adhering labels.
Wax base paper	For the bags in cereal boxes and for packing popsicles.
Opaque glassine	Grease-resistant, for printing and lamination.
Full liner	Aluminum-laminated paper for packing food products.
Anti-mold paper	Treated with anti-fungal agents for wrapping soap.
Surgical wrap	For packaging syringes.
Liner	For lining carton cylinders.

Back to Contents

Printing and Writing Products

Printing and Writing Paper. We are the second largest producer in Mexico in terms of production volume of bond paper, the paper commonly used for printing, writing and photocopying. Bond paper is made from bleached pulp using short and long fibers and, for certain types of bond paper, deinked pulp and has a smooth, fine appearance. We produce bond paper, which includes notebook paper, white cardboard paper and copy paper, mainly for the commercial sector for use in typing and printing by publishing houses and lithographers in the preparation of books, continuous forms and lottery tickets, for copying by high-speed copying machines and for stencil machines. We are the largest manufacturer of cut-size bond paper in Mexico in terms of production volume. We are the only producer of carbonless paper in Mexico.

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

 Our advertising strategy includes:

•	television and radio advertising campaigns,

•	advertising campaigns in news print media,

•	internet campaigns to young consumers,

•	direct mail campaigns to consumers, and

•	telephone marketing campaigns via our toll-free numbers.

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

Back to Content

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

We have a distribution system comprised of distribution centers covering every principal geographic area of Mexico, including the cities of Mexico City, Guadalajara, Monterrey, Culiacán, Torreón, Tijuana and Villahermosa. Our distribution system includes eight distribution centers for our consumer products and three distribution centers for both our printing and writing products and packaging products divisions, allowing reliable and prompt delivery.

All of our consumer products and printing and writing products are processed through our distribution centers. Most of our packaging products are sent directly to our major customers, while a smaller portion is processed through our distribution centers. We also use wholesalers to reach our small retail and industrial customers and in regions that are far from our distribution centers.

Most of our shipments are handled by external freight transportation service providers, while a smaller portion are handled by our own fleet. Our fleet includes both owned and leased trucks and trailers. We are currently increasing our fleet selectively on our principal routes to reduce logistical costs.

In Central America, we use distributors and sales agents to distribute our products, except tissue jumbo rolls, in Nicaragua, Guatemala, El Salvador, Honduras, and Panama. In Costa Rica, we distribute our products through a subsidiary, except for away-from-home products, which we distribute through a third party distributor. Except for certain countries in Central America, we do not have exclusivity arrangements with any of our distributors.

Customers

In the year ended December 31, 2002, our ten largest customers accounted for approximately 29% of our net sales. No customer accounted for more than 7% of our net sales in such period. We do not believe that the loss of any single customer would have a material adverse effect on our business.

Our customer base by product category is as follows:

Product Category	Customer Base

Consumer Products:
Tissue products	For our brands, wholesalers, large Mexican retail stores, convenience stores, pharmacies and government stores and, for private label products, large Mexican retail stores.

Feminine-care products	Wholesalers, large Mexican retail stores, convenience stores, pharmacies and government stores.

Adult incontinence products	Wholesalers, large Mexican retail stores, convenience stores, government stores and pharmacies.

Baby diapers	Large Mexican retail stores, convenience stores, government stores and pharmacies, and, for private label products, wholesalers.

Away-from-home products	Restaurants, hotels, office buildings, and factories.

Notebooks	Wholesalers, large Mexican retail stores, convenience stores and government stores.

Back to Contents

Product Category	Customer Base

Packaging Products:
Kraft paper	Industrial sector companies in Mexico that manufacture bags for the packaging of industrial products.

Multi-wall bags	Companies in Mexico and abroad that manufacture and pack cement, corn flour, gypsum, lime, pet food and chemical products.

Specialty paper	Industrial and commercial sector companies in Mexico depending on the specific use of the product.

Corrugated boxes	Mexican industrial products companies.

Printing and Writing Products:

Printing and writing paper (bond paper)	Commercial sector companies in Mexico, consisting of printers, editors and lithographers, and governmental agencies.

Competition

The following is a description of competition factors for our most significant products.

Consumer Products

Tissue Products. We are the second largest producer of tissue paper in Mexico in terms of sales volume. We are the largest producer in Mexico of generic brands of tissue products. Our principal competitors in Mexico are Kimberly Clark de México, S.A. de C.V., which we refer to as KCM, and Procter & Gamble, which we refer to as P&G.

Feminine-Care Products and Adult Incontinence Products. We are the number one producer in Mexico of heavy adult incontinence products and the number two producer of light adult incontinence products. Our principal competitors in Mexico are KCM and P&G.

Baby Diapers. Our principal competitors in Mexico are KCM and P&G.

Away-From-Home Products. Based on our estimates, we are the third largest producer of away-from-home products three position in Mexico. Our principal competitors in Mexico are KCM and Georgia-Pacific.

Notebooks. We believe that we are the third largest manufacturer of notebooks in Mexico in terms of production capacity. Our principal competitor in Mexico is KCM.

Packaging Products

Kraft Paper. We are the largest Mexican producer in terms of units produced of kraft paper for multi-wall bags, and the third largest producer of kraft paper overall. The principal competitors in Mexico include Corporativo Durango, S.A. de C.V. and Smurfit Cartón y Papel de México, S.A. de C.V., both producers with substantial operations in containerboard and industrial paper. Imports accounted for a significant portion of the remainder of Mexican sales.

Multi-Wall Bags. We believe we are the largest producer of multi-wall bags in Mexico in terms of units produced, and estimate that we produce approximately two times as many multi-wall bags as the next largest producer, a subsidiary of Grupo Cemex, the leading Mexican cement maker, which supplies all of its production to its affiliates. We also sell multi-wall bags to Grupo Cemex, which is our largest customer for that product. Imports have not been a significant factor in this market.

Back to Contents

Specialty Paper. We are the largest producer of specialty paper in Mexico in terms of production volume. The large presence of imports is primarily due to the current limited production capacity available in Mexico. Imports account for the majority of apparent demand for specialty paper in Mexico.

Printing and Writing Products

Printing and Writing Paper. We are the largest manufacturer of cut-size bond paper in Mexico in terms of production and the second largest overall manufacturer of bond paper in Mexico after KCM. Imports represented a significant portion of the remainder of Mexican sales. In 2002, we ranked second in terms of Mexican sales of bond paper and printing and writing paper.

Manufacturing Operations

Raw Materials

Raw materials constituted most of our total cost of sales in 2002. The principal raw materials used in our paper production processes are virgin pulp, recyclable paper, chemicals, energy and water.

Virgin Pulp. Virgin pulp, which is made from wood, is a principal raw material used in manufacturing printing and writing products and we import our full virgin pulp requirements. We obtain our virgin fiber from U.S., Canadian, Brazilian and Asian producers. We believe that it is unlikely that we will have any problems obtaining virgin pulp in the future because of our long-standing reciprocal relationship with our suppliers and the general availability of virgin pulp at prevailing international market prices. See “Item 5: Operating and Financial Review and Prospects—The International Pulp and Paper Products Market.”

Recyclable Paper. Secondary fiber, which is made from recyclable paper, is the preferred raw material for the production of kraft paper used in packaging and, if the recyclable paper is of deinking grade quality, for the production of tissue paper and printing and writing paper. We collect recyclable paper and cardboard in Mexico and in the United States. The recyclable paper we collect represented most of our secondary fiber needs in 2002. We purchased the remaining recyclable paper from a wide number of suppliers located in Mexico and the United States. We also occasionally sell recyclable paper that does not meet our specifications for the production of paper products to third parties. We believe that it is unlikely that we will encounter significant difficulties in obtaining recyclable paper at reasonable prices because of the large supply currently available in the United States and Mexico.

We believe that we have the largest recyclable paper collection system in Mexico in terms of tonnage. We collect recyclable paper and cardboard from large industrial customers and from our large retail customers. We generally enter into one or two-year collection contracts whereby we pick up the recyclable paper and cardboard at our customers’ stores and plants and pay a negotiated price per metric ton. We have established ten collection centers in Mexico and the United States for receipt of both collected and unsolicited recyclable paper and cardboard. See “—Property, Plants and Equipment.”

We believe that recyclable paper should become more available as the Mexican population is made more aware of the impact of recycling on the environment.

Energy and Chemicals. We purchase the power requirements for our production facilities, except the Pondercel plant, from the Federal Electricity Commission or the Comisión Federal de Electricidad, the Mexican state-owned electric company. The Pondercel plant generates its own power from an adjacent energy plant which is normally powered by fuel oil, but which has the capacity to be powered by natural gas when it is necessary or cost effective to do so. We are currently negotiating certain arrangements with regard to our energy requirements, including possible cogeneration agreements with third parties in some of our plants.

We use chemicals such as colorants, plastifiers, fungicides and fillers in the production of paper, particularly specialty paper. These chemicals are purchased from Mexican suppliers.

Back to Contents

Water. The paper production process requires the use of significant volumes of water. As some of our mills are located in areas where water is scarce and therefore expensive, we seek to use it efficiently. We have installed water recycling facilities in all of our mills. We believe that our water supplies are sufficient for all existing and contemplated activities. At some of our plants we have constructed wells to supply our water needs. Our other plants, except our Ecatepec plant, use municipal water supplies.

We have obtained all necessary permits and concessions for these wells from the National Water Commission. In 2002, we took advantage of a 20% discount on the rights payable for water intakes from water wells, pursuant to an amendment to the Mexican Law of Federal Rights or Ley Federal de Derechos. This Law also provides the discount for 2003, although the transitory section provides for certain conditions for the applicability of such discount.

In Ecatepec, we receive all of the water we use at our tissue production plant from KCM, one of our competitors, pursuant to an agreement that expires in 2009. We believe that eventually KCM will renew that contract because it allows KCM to share its water costs with us. If KCM terminates the contract, we will be required to procure water directly from the municipality of Ecatepec. In the event of such termination, we cannot assure you that the municipality of Ecatepec will have sufficient water to supply our needs, or, if so, whether payments for such water would be at market rates.

Insurance

The following are the most important insurance policies we maintain:

•	all risk insurance for our plants and machinery for up to US$180 million per event which includes coverage for physical damages and interruption of operations and is subject to various sub-limits. Our all risk insurance covers lost profits after the first seven days of inoperability.

•	civil liability insurance with a US$6 million combined limit per event. The policy covers civil liability in respect of fixed assets and activities, products sold in Mexico and abroad, including in the United States and Canada, and leases.

•	all risk freight insurance for up to Ps.30 million per shipment. This insurance covers shipments originating from any point in the world with destinations to any other point in the world.

We do not have any outstanding or uncollected insurance claims.

Intellectual Property

We own and have duly registered in Mexico all of our brands. We have also registered our principal brands in Central America. See “—Market Share and Competition.”

We use the Scottis brand for our facial tissue pursuant to a 25-year license from KCM that is royalty free and renewable at our discretion. We can use the Scottis and Regio brands only in Mexico. For our feminine-care and adult-incontinence products, we use production technology developed by SCA Hygiene Products, AB, our joint venture partner in Sancela, pursuant to a license agreement.

Environmental Matters

In each jurisdiction in which we operate, our business operations and facilities are subject to stringent and complex laws and regulations relating to pollution, protection of public health and the environment, and employee safety and health. In Mexico, our operations are subject to the Mexican General Law of Ecological Balance and Environmental Protection (Ley General de Equilibrio Ecológico y Protección del Ambiente), and its related rules and various state and municipal laws. In accordance with this ecological law, we are subject to the regulatory jurisdiction of various government entities, each of which has significant enforcement powers to impose economic sanctions and to temporarily or permanently close non-complying facilities. Under this ecological law, the Mexican government has implemented an aggressive program to protect the environment by promulgating rules concerning water, land, air and noise pollution, hazardous substances and wastes.

Back to Contents

The Ministry of the Environment and Natural Resources adopted standards governing the quality of discharged water with respect to our Pondercel plant in Anáhuac, Chihuahua and our Industrial Papelera Mexicana plant in Uruapan, Michoacán. We have invested approximately US$6.4 million on the water treatment plants at such facilities since 2000. We believe that we are in compliance with applicable water discharge standards. We estimate that we will spend approximately US$6 million within the next five years on upgrades resulting from increased production and water treatment for use in the production process.See “Item 3: Key Information—Risk Factors—Risk Factors Relating to Our Operations—Our environmental compliance costs could increase in the future.”

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

Information Systems

Because we have grown in part through acquisitions, our operating system platforms and applications have included a variety of hardware and software owned by the companies that we have acquired. During 2001 and 2002 we upgraded our hardware and software, implemented an integrated, uniform and more reliable information system (CopamexPro) and trained our employees on the use of this system. This system, which is already in use in our consumer products division, may be phased into our other operations in the future and should optimize inventory levels and reduce the aging of receivables. We also believe that this system will increase our profitability, improve customer service and increase employee efficiency.

Corporate Information and Organizational Structure

Our full legal name is Copamex, S.A. de C.V. and we were registered as a corporation (sociedad anónima de capital variable) in Monterrey Mexico under the Mexican Companies Law (Ley General de Sociedades Mercantiles) on December 30, 1975 with a corporate life of 99 years. The address of our principal executive office is Montes Apalaches 101, Residencial San Agustín, San Pedro Garza García, Nuevo León, 66260 México and our telephone number is +52 (81) 8152-6000.

Back to Contents

The table and diagram below set forth our most important subsidiaries as of June 1, 2003.

Name of Company	Jurisdiction of	Percentage
	Establishment	Owned(1)

Copamex Productos al Consumidor, S.A. de C.V.	Mexico	99.99
Sancela, S.A. de C.V.	Mexico	51.00
Comercializadora Sancela, S.A. de C.V.	Mexico	51.00
Industrial Papelera Mexicana, S.A. de C.V.	Mexico	99.99
Papeles Higiénicos de México, S.A. de C.V.	Mexico	99.99
Papeles Higiénicos del Centro, S.A. de C.V.	Mexico	99.99
Copamex Comercial, S.A. de C.V.	Mexico	99.99
Productos El Cid, S.A. de C.V.	Mexico	51.00

Copamex Empaque, S.A. de C.V.	Mexico	99.99
Sacos y Envases Industriales, S.A. de C.V.	Mexico	99.99
Copamex Corrugados, S.A. de C.V.	Mexico	99.99
Papelera de Chihuahua, S.A. de C.V.	Mexico	99.99
Maquinaria y Equipo Pachisa, S.A. de C.V.	Mexico	99.99
Maquinaria y Equipo Papelera, S.A. de C.V.	Mexico	99.80
Maquinaria y Equipo Seisa, S.A. de C.V.	Mexico	99.99
Cía. Papelera Maldonado, S.A. de C.V.	Mexico	99.99
Inpamex Planta Huehuetoca, S.A. de C.V.	Mexico	99.99

Copamex Papeles para Escritura e Impresión, S.A. de C.V.	Mexico	99.99
Pondercel, S.A. de C.V.	Mexico	99.99
Comercializadora Copamex, S.A. de C.V.	Mexico	99.99

Others
Corporativo Copamex, S.A. de C.V.	Mexico	99.99
Grupo Copamex de Centroamérica, S.A..	Costa Rica	99.99
Industrias Unidas de Centroamérica, S.A.	Nicaragua	70.00

(1)	Percentage of equity capital owned by us directly or indirectly through subsidiaries.

Back to Contents

Property, Plants and Equipment

Our various production facilities are located in the Mexican states of Nuevo León, Chihuahua, Jalisco, Puebla, México, Michoacán, Querétaro and in Mexico City. Our production and conversion facilities outside of Mexico are located in Nicaragua and Costa Rica. We own all of our facilities. The table below sets forth the corporate ownership of, location of, and products manufactured at our significant facilities.

Plant (Location)	Activity

1. Consumer Products Group
Papeles Higiénicos del Centro, S.A. de C.V. (Ecatepec, Estado de México)	Tissue paper production; Production of away-from-home products
Papeles Higiénicos de México, S.A. de C.V. (San Nicolás de los Garza, Nuevo León)	Tissue paper production; De-inking of recyclable paper
Industrial Papelera Mexicana, S.A. de C.V. (Uruapan, Michoacán)	Tissue paper production; De-inking of recyclable paper
Sancela, S.A. de C.V. (Ecatepec, Estado de México)	Production of feminine-care products
Industrias Unidas de Centroamérica, S.A. (Granada, Nicaragua)	Tissue paper production
Grupo Copamex de Centroamérica, S.A. (San José, Costa Rica)	Conversion of tissue paper into napkins and bathroom tissue
Copamex Higiene Infantil, S.A. de C.V.(1) .	Production of Baby Diapers
Productos El Cid, S.A. de C.V. (Azcapozalco, México, D.F.)	Notebook Production

2. Packaging Products Group
Papelera de Chihuahua, S.A. de C.V. (Chihuahua, Chihuahua)	Kraft paper production
Cía. Papelera Maldonado, S.A. de C.V. (San Nicolás de los Garza, Nuevo León)	Kraft paper production
Specialty paper production
Sacos y Envases Industriales, S.A. de C.V. (San Nicolás de los Garza, Nuevo León)	Glued bags production
Sacos y Envases Industriales, S.A. de C.V. (Guadalajara, Jalisco)	Sewn bags production
Sacos y Envases Industriales, S.A. de C.V. (Tehuacán, Puebla)	Sewn and glued bags production
Sacos y Envases Industriales, S.A. de C.V. (Chihuahua, Chihuahua)	Glued bags production
Copamex Corrugados, S.A. de C.V. (Azcapozalco, México, D.F.)	Corrugated boxes
Copamex Corrugados, S.A. de C.V. (San Nicolás de los Garza, Nuevo León)	Corrugated boxes
Inpamex Planta Huehuetoca, S.A. de C.V. (Huehuetoca, Estado de México)	Polyethylene-laminated paper production for the further production of bags
Grupo Copamex de Centroamérica, S.A. (San José, Costa Rica)	Conversion of kraft paper into multi-wall bags

3. Printing and Writing Products Group
Pondercel, S.A. de C.V. (Anáhuac, Chihuahua)	Bond paper production
Papelera de Chihuahua, S.A. de C.V. (Chihuahua, Chihuahua)	Bond paper production
Industrial Papelera Mexicana, S.A. de C.V. (Uruapan, Michoacán)	Bond paper production
Cía. Papelera Maldonado, S.A. de C.V. (San Nicolás de los Garza, Nuevo León)	Bond paper production

(1)	An affiliate of ours. All of its production is sold and distributed by us.

We follow a scheduled maintenance program for all plant machinery involving regular maintenance shutdowns and we believe that our plants and equipment are currently in a good state of repair. We have not experienced any significant production stoppages due to equipment failure.

In addition to the aforementioned plants and facilities, we own or lease ten recyclable paper collection and storage sites. These sites are located in Chihuahua, Ciudad Juárez, Guadalajara, San Nicolás de los Garza, Gómez Palacio/Torreón and Saltillo in Mexico and El Paso, Albuquerque, McAllen and Arlington in the United States. We also have sales offices in Monterrey, Mexico City and Guadalajara.

Back to Contents

Capital Expenditures

The following table sets forth our historical capital expenditures for expansion of production.

	Year Ended December 31,

	2000	2001	2002

	In millions of U.S. dollars
Consumer products	7.9	11.8	24.0
Packaging products	9.2	10.2	20.6
Printing and writing products	20.0	0.7	1.7

Total	37.1	22.7	46.3

Back to Contents

ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with, and is qualified in its entirety by reference to our consolidated financial statements and the notes thereto included under Item 18: “Financial Statements.” The consolidated financial statements have been prepared according to Mexican GAAP, and on a consolidated basis to reflect the financial condition and results of operations of us and our consolidated subsidiaries. See Note 17 to the audited consolidated financial statements for a discussion of certain differences between U.S. GAAP and Mexican GAAP.

General

Our financial condition and results of operations are significantly influenced by the following factors:

•	the state of the Mexican economy, particularly its effect on the demand for our products, and

•	the value of the peso against the U.S. dollar and inflation rates,

•	the cost of our raw materials, and

•	our strategic acquisitions.

Mexican Economic Factors

Substantially all of our operations are situated in Mexico. Approximately 93.6% of our revenues in 2002 and 94.7% of our revenues in 2001 resulted from sales generated within Mexico. Accordingly, Mexican economic conditions and government policies have a significant impact on our operations and revenues.

Demand for Paper Products

The demand for tissue products is not that sensitive to fluctuations in gross domestic product. For example, in 2002 Mexico’s gross domestic product increased 0.9%, while the demand for tissue products increased 7.2%. This demand is generally associated with retail sales. Other factors that affect the consumption of tissue products are increases in consumer buying power as well as the natural growth of the Mexican population. Our tissue products represent approximately 29% of our total sales.

Overall, apparent demand for packaging paper increased 7.2% in 2002. Cement companies, the primary consumers of multi-wall bags, increased the demand for multi-wall bags as a result of a 1.7% increase in construction activity in 2002. Our packaging products represent approximately 28% of our total sales.

Changes in Mexico’s gross domestic product generally affect the demand for printing and writing and packaging products. As a result, our printing and writing and packaging product prices and gross margins, which are a measure of our gross profit as a percentage of net sales, are affected. For example, during 2002, Mexico’s gross domestic product increased 0.9%, and apparent demand for printing and writing paper increased 5.0%. Our printing and writing products represent approximately 24% of our total sales.

Effect of Devaluation and Inflation

Fluctuations in the value of the peso and high rates of inflation have the following impact on our results of operations and financial condition:

•	The peso price of our printing and writing products is generally based on international prices, which are quoted in U.S. dollars. We import 100% of our virgin pulp requirements. The peso price of our printing and writing products tend to increase at a rate similar to the rate of peso devaluation, although during periods of poor economic growth, prices often increase at a rate less to the rate of peso devaluation or may decrease. Assuming international pulp and paper prices remain constant, our costs and operating expenses, which are largely in pesos, tend to increase at the rate of inflation. The inverse effect occurs when the rate of peso devaluation exceeds the inflation rate. Although the inflation rate was 5.7%, and the peso depreciated by 13.8% in 2002, prices did not increase in response to the depreciation of the peso. The peso price of our packaging and consumer products is less sensitive to the fluctuations in the peso-dollar exchange rate as a lesser percentage of the raw materials for such products are purchased abroad.

Back to Contents

•	Our net foreign exchange gains or losses reflect the impact of changes in foreign exchange rates on our assets and liabilities denominated in currencies other than pesos. A foreign exchange loss arises in our results of operations if a liability is denominated in a foreign currency, such as U.S. dollars, that appreciates relative to the peso between the time the liability is incurred and the date it is repaid. This is because the appreciation of the foreign currency increases the amount of pesos that we need to purchase the foreign currency necessary to repay the liability. In 2001 we recorded a foreign exchange gain of Ps.276 million, reflecting the impact of a peso appreciation of 4.6% on our U.S. dollar-denominated indebtedness of US$488 million, whereas in 2002 we recorded a foreign exchange loss of Ps. 675 million, reflecting the impact of a peso depreciation of 13.8% on our U.S. dollar-denominated indebtedness of US$383 million.

•	Our result from monetary position reflects the impact of inflation on our net monetary assets and liabilities. For example, a gain on monetary position results from holding net monetary liabilities in pesos during periods of inflation due to the decline in the purchasing power of the peso over time. In 2001, we recorded a gain of Ps.190 million on our result from monetary position, reflecting the impact of a 4.4% rate of inflation on our net monetary liability position, whereas in 2002 we recorded a gain reflecting the impact of a 5.7% rate of inflation.

•	A substantial part of our indebtedness outstanding on the date of this annual report is U.S. dollar-denominated. In periods of devaluation, the peso-carrying value of our U.S. dollar-denominated debt increases on our balance sheet to reflect the additional pesos required to meet our foreign currency liabilities and causes a reduction in our stockholder’s equity.

Raw Material Costs

Raw materials account for approximately three-quarters of our total cost of sales. Accordingly, fluctuations in the price of raw materials have a significant impact on our operations and revenues.

Recyclable Paper

Secondary fiber, which is made from recyclable paper, is the preferred raw material for the production of kraft paper and, if the recyclable paper is of deinking grade quality, for the production of tissue paper and printing and writing paper. We collect recyclable paper and cardboard in Mexico and in the United States. The recyclable paper we collect represented most of our secondary fiber needs in 2002, while we purchase the remainder from a wide number of suppliers located in Mexico and the United States. Given the amount of recyclable imported from the United States, periods of depreciation of the peso, generally tend to increase the cost of secondary fibers.

Virgin Pulp

The costs of production of our printing and writing products are affected by the international prices of pulp. Since February 2001, we have imported 100% of our virgin pulp requirements, which is used for printing and writing products. Changes in the international prices of pulp do not significantly affect the prices of our consumer and packaging products, because we use a minimal amount of virgin pulp to make these products. See Item 3: “Key Information―Risk Factors―Risk Factors Relating to Our Operations―Our prices, cash flow and our profitability for our printing and writing products may decrease because of down cycles in the paper industry.”

Back to Contents

In 2001 the average price of virgin pulp, based on the Bleached Soft-Wood Kraft U.S. Southern benchmark for paper prices, had fallen from US$695 per metric ton over the course of the year to US$445. This decrease was due to a slight increase in industry-wide pulp inventory levels because of a 2.5% decline in worldwide apparent demand for paper, a downward trend in the pulp price cycle, and the worldwide economic slowdown. In 2002 the average price of virgin pulp had increased from US$445 per metric ton over the course of the year to US$460. This increase was due to an increase in world-wide apparent demand and industry-wide pulp inventory levels.

Strategic Acquisitions

In October 2001, we acquired the operations and operating assets of COFISA, which increased our consolidated operating capacity of corrugated boxes. In January 2002, we entered into a joint venture with El Cid, through which our notebook brands and the brands of El Cid are owned and operated.

Net Sales By Division

The table below presents our net sales to third parties by division for the years ended December 31, 2000, 2001, and 2002.

		Year ended December 31,

		2000			2001			2002

		Pesos	% of total sales		Pesos	% of total sales		Pesos	% of total sales

		Millions of constant December 31, 2002 Pesos
Consumer products	Ps.	3,738	45%	Ps.	3,759	47%	Ps.	3,794	48%
Packaging products		2,199	26		2,266	28		2,172	28
Printing and writing products		2,378	29		2,028	25		1,901	24

Total	Ps.	8,315	100%	Ps.	8,053	100%	Ps.	7,867	100%

Fiscal Year 2002 Compared with Fiscal Year 2001

Net Sales

Net sales decreased 2.3% from Ps. 8,053 million in 2001 to Ps. 7,867 million in 2002. This decrease was due to a 6.3% decrease in net sales of printing and writing products and a 4.1% decrease in net sales of packaging products. The decrease was partially offset by a 1.0% increase in net sales of consumer products.

Consumer Products.    Consumer products sales increased 1.0% from Ps. 3,759 million in 2001 to Ps. 3,794 million in 2002. This reflects an increase in sales volume due to:

•	an increase in sales volume of tissue and feminine-care products due to efficient advertising campaigns,

•	an increase in unit sales of baby diapers, resulting from the launching of our brand “DryKids” in February 2002, supported by an aggressive marketing campaign, and

•	an increase in unit sales of adult incontinence products, based on increased demand for such products due to increased acceptance of such products by the Mexican market following an effective advertising campaign. This increase in unit sales allowed our brand Tena to rise from the number-two to the number-one position in the market.

Back to Contents

The increase in the sales volume of consumer products was partially offset by a decrease in sales prices in real terms due to our inability to raise prices at a rate equal to the rate of inflation because of the weak economic environment in 2002.

Packaging Products.    Packaging products sales decreased 4.1% from Ps. 2,266 million in 2001 to Ps. 2,172 million in 2002. This decrease was caused by a decrease in sales price in real terms due to poor economic growth during 2002, although partially offset by an increase of 3.8% in sales volume in 2002.

Printing and Writing Products.    Sales of printing and writing products decreased 6.3% from Ps. 2,028 million in 2001 to Ps. 1,901 million in 2002. Sales volume has maintained relatively constant in 2002 but real prices decreased due to poor economic growth during 2002.

Cost of Sales

Cost of sales decreased 1.3% from Ps. 5,177 million in 2001 to Ps. 5,109 million in 2002. The decrease in cost of sales was mainly due to a decline in pulp prices, offset by an increase in the price of secondary fibers, caused in part by a depreciation of the peso in 2002, an increased international demand for secondary fibers and higher operating costs associated with a new tissue machine.

•	(Consumer Products) a slight increase of 1.0% in the cost of sales of consumer products from Ps.2,046 in 2001 to Ps.2,067 million in 2002, due to start-up costs associated with a new tissue machine.

•	(Packaging Products) a 2.9% increase in the cost of sales of packaging products from Ps. 1,475 million in 2001 to Ps. 1,517 million in 2002, caused by an increase in the price of secondary fibers during the second and third quarters of 2002.

•	(Printing and Writing Products) a 7.9% decrease in the cost of sales of printing and writing products from Ps. 1,656 million in 2001 to Ps. 1,525 million in 2002, which resulted mostly from lower pulp costs.

Gross margin decreased slightly from 35.7% in 2001 to 35.1% in 2002.

Selling and Administrative Expenses

Selling and administrative expenses increased Ps. 59 million, or 3.1%, from Ps. 1,902 million in 2001 (23.6% of sales) to Ps. 1,961 million in 2002 (24.9% of sales). This increase was due to:

•	an increase in advertising and promotion expenses of our feminine-care products, adult incontinence products, tissue products and baby diapers,

•	a new distribution center in Central America, and

•	an increase in transportation costs associated with higher sales volume.

Operating Income

Operating income decreased 18.1% from Ps. 974 million in 2001 to Ps. 798 million in 2002. Operating margin, which is operating income as a percentage of net sales, decreased from 12.1% in 2001 to 10.1% in 2002. Operating income and operating margin decreased as a result of the decrease in net sales. EBITDA decreased Ps. 169 million or 12.4%, from Ps. 1,357 million in 2001 to Ps. 1,188 million in 2002.

Comprehensive Cost of Financing

Comprehensive cost of financing increased Ps. 842 million, from Ps. 108 million in 2001 to Ps. 950 million in 2002 for the reasons noted below.

Net Interest Expense:  Interest income decreased 4.9% from Ps. 41 million in 2001 to Ps. 39 million in 2002. Interest expense decreased 14.8% from Ps. 603 million in 2001 to Ps. 514 million in 2002. On a net basis, interest expense decreased by Ps. 87 million, or 15.5%, in 2002 as compared to 2001. This decrease was mostly due to lower average interest rates.

Back to Contents

Other Financing Costs:  Other financing costs increased Ps. 24 million, from Ps. 12 million in 2001 to Ps. 36 million in 2002. This was due to an increase in the discount on the sale of certain receivables given in exchange for amounts distributed to us prior to such sale through non-recourse factoring facilities.

Exchange Gain (Loss):  We experienced an exchange loss of Ps. 951 million in 2002, the difference between an exchange gain of Ps. 276 million in 2001 and an exchange loss of Ps. 675 million in 2002. The difference was due to the effect on our net dollar-denominated indebtedness of the 4.6% appreciation of the peso in 2001, compared to the effect of a 13.8% depreciation of the peso in 2002.

Result from Monetary Position:  Gain in monetary position increased 24.7% from Ps. 190 million in 2001 to Ps. 237 million in 2002. This increase was due to the effect of a higher inflation rate during 2002 as compared with 2001 on our net monetary position.

Other Loss

Other loss increased from Ps. 110 million in 2001 to Ps. 118 million in 2002. Other loss reflects a loss from the sale of certain assets and other items in 2002.

Asset Write Down

Our extraordinary loss reflects an adjustment of Ps. million 120 in our original estimate of the value of our pulp mill in Pondercel that closed in 2001,and a loss of approximately Ps. 75 million from the replacement of obsolete fixed assets in some of our plants and the closing of our Tlalnepanta plant.

Income and Asset Taxes and Employee Profit Sharing

Income and asset taxes and employee profit sharing changed from a loss of Ps. 99 million in 2001 to a gain of Ps. 195 million in 2002. This change resulted from a benefit of Ps. 294 million of deferred income taxes due to the decrease in the income tax rate.

Net Loss

Net loss increased from Ps. 61 million in 2001 to Ps. 357 million in 2002. This increase was due to an exchange loss, the asset write down described above and to a decrease in operating income as a result of a decrease in net sales.

Fiscal Year 2001 Compared with Fiscal Year 2000

Net Sales

Net sales decreased 3.2% from Ps. 8,315 million in 2000 to Ps. 8,053 million in 2001. This decrease was due to a 14.7% decrease in net sales of printing and writing products. The decrease was partially offset by a 0.6% increase in net sales of consumer products and a 3.0% increase in net sales of packaging products.

Consumer Products. Consumer products sales increased 0.6% from Ps. 3,738 million in 2000 to Ps. 3,759 million in 2001. This reflects an increase in sales volume due to:

•	an increase in sales volume of feminine-care products due to an efficient advertising campaign,

•	an increase in unit sales of baby diapers, which reflects the fact that we began to sell baby diapers in September 2000, while in 2001 we sold such diapers throughout the entire year, and

•	an increase in unit sales of adult incontinence products, based on increased demand for such products due to increased acceptance of such products by the Mexican market following an effective advertising campaign.

Back to Contents

The increase in the sales volume of consumer products was partially offset by a decrease in sales prices in real terms due to our inability to raise prices at a rate equal to the rate of inflation because of the weak economic environment in 2001.

Packaging Products. Packaging products sales increased 3.0% from Ps. 2,199 million in 2000 to Ps. 2,266 million in 2001. This reflects an increase in sales volume resulting from new production capacity for corrugated boxes, offset in part by declining real prices for packing products overall.

Printing and Writing Products. Printing and writing products sales decreased 14.7% from Ps. 2,378 million in 2000 to Ps. 2,028 million in 2001. This decrease was caused by:

•	lower sales volume of pulp to third parties, associated with the closure of the Pondercel pulp mill in February 2001, and

•	a decrease in the sales prices of printing and writing products in real terms caused by (i) the appreciation of the peso against the U.S. dollar (nominal bond paper prices are generally tied to international pulp prices, which are quoted in U.S. dollars) and (ii) the rate of inflation in 2001.

Cost of Sales

Cost of sales decreased 8.6% from Ps. 5,664 million in 2000 to Ps. 5,177 million in 2001. The decrease in cost of sales was caused by improvements in productivity and the strength of the peso against the U.S. dollar, which caused a decrease in the cost of our raw materials.

Consumer Products. Cost of sales of consumer products decreased 3.0% from Ps. 2,109 million in 2000 to Ps. 2,046 million in 2001, caused by a decrease in raw materials prices resulting from the appreciation of the peso.

Packaging Products. Cost of sales of packaging products decreased 2.6% from Ps. 1,515 million in 2000 to Ps. 1,475 million in 2001, caused by a decrease in the cost of raw materials resulting from the appreciation of the peso.

Printing and Writing Products. Cost of sales of printing and writing products decreased 18.8% from Ps. 2,040 million in 2000 to Ps. 1,656 million in 2001, which resulted mostly from lower pulp costs and to a lesser extent improved productivity.

Gross margin increased from 31.9% in 2000 to 35.7% in 2001.

Selling and Administrative Expenses

Selling and administrative expenses increased Ps. 82 million, or 4.5%, from Ps. 1,820 million in 2000 (21.9% of sales) to Ps. 1,902 million in 2001 (23.6% of sales). The increase in selling and administrative expenses was due to:

•	the introduction of new products such as baby diapers and corrugated boxes,

•	increased advertising expenses stemming primarily from launching new product lines in our baby diaper market segment, and

•	an increase in operating costs mainly associated with the growth in sales of consumer products and packaging products.

Back to Contents

Operating Income

Operating income increased 17.2% from Ps. 831 million in 2000 to Ps. 974 million in 2001. Operating margin, which is operating income as a percentage of net sales, increased from 10.0% in 2000 to 12.1% in 2001. Operating income and operating margin increased as a result of the decrease in the cost of our raw materials and production costs. EBITDA increased Ps. 72 million, or 5.6%, from Ps. 1,285 million in 2000 to Ps. 1,357 million in 2001.

Comprehensive Cost of Financing

Comprehensive cost of financing decreased Ps. 234 million, or 68.4%, from Ps. 342 million in 2000 to Ps. 108 million in 2001 for the reasons noted below.

Net Interest Expense:  Interest income increased 41.4% from Ps. 29 million in 2000 to Ps. 41 million in 2001 because of an increase in our cash position, which was invested in loans to related parties at favorable terms. Interest expense decreased 10.0% from Ps. 670 million in 2000 to Ps. 603 million in 2001. On a net basis, interest expense decreased by Ps. 79 million, or 12.3%, in 2001 as compared to 2000. This decrease was due to lower average interest rates and the appreciation of the peso.

Other Financing Costs:  Other financing cost increased Ps. 8 million, from Ps. 4 million in 2000 to Ps. 12 million in 2001. This was due to an increase in the discount on the sale of certain receivables given in exchange for amounts distributed to us prior to such sale through non-recourse factoring facilities.

Exchange Gain (Loss): We experienced an exchange gain of Ps. 375 million in 2001, the difference between an exchange loss of Ps. 99 million in 2000 and an exchange gain of Ps. 276 million in 2001. The difference was due to the effect on our net dollar-denominated indebtedness of the 1.2% depreciation of the peso in 2000 as compared with the 4.6% appreciation of the peso in 2001.

Result from Monetary Position:  Gain in monetary position decreased 52.7% from Ps. 402 million in 2000 to Ps. 190 million in 2001. This decrease was due to the effect on our net peso-denominated indebtedness of a higher inflation rate during 2000 as compared with 2001.

Other Loss

Other loss increased from Ps. 74 million in 2000 to Ps. 110 million in 2001 based on the loss from the sale of certain fixed assets.

Asset Write Down

On October 26, 2001, we decided to permanently close the pulp mill located at Pondercel. This closure resulted in an extraordinary loss on our financial statements of Ps. 635 million.

Income and Asset Taxes and Employee Profit Sharing

Income and asset taxes and employee profit sharing decreased from Ps. 251 million in 2000 to Ps. 99 million in 2001. This decrease resulted from a decrease in deferred income tax expense, from Ps. 220 million in 2000 to Ps. 60 million in 2001, due to the effect of the application of Bulletin D-4. See “Presentation of Financial and Other Information.”

Net Income (Loss)

Net income decreased from a gain of Ps. 124 million in 2000 to a loss of Ps. 61 million in 2001. This decrease was due to the asset write down of the Pondercel pulp mill described above.

Back to Contents

Liquidity and Capital Resources

Liquidity

General. We fund our cash requirements from cash flow from our subsidiaries’ operations and short-term and long-term borrowings. While we maintain lines of credit with various financial institutions, these lines of credit are uncommitted and may be terminated by such financial institutions at any time. Subject to restrictions on the incurrence of additional indebtedness contained in our credit agreements, as of March 31, 2003, we had approximately US$29.6 million of additional borrowing capacity under our uncommitted bank credit agreements. We estimate that our working capital, along with our uncommitted bank credit agreements and other forms of available financing, like our factoring facilities, are sufficient to meet our present working capital requirements.

Our general practice regarding short-term debt is to enter into or renew short-term debt on a yearly basis and to allocate it among different banks, as well as issuing debt securities under our Euro Commercial Paper Program, which we refer to as our ECP Program, and under our Mexican short-term Certificados Bursátiles and Commercial Paper Program described further on. We believe that this practice is an efficient method of securing short-term debt at beneficial interest rates while retaining the flexibility to refinance such debt when appropriate. We have focused on reducing our short-term debt, in some cases by refinancing such debt with long-term debt and we intend to continue such activities in the future. In addition, we also intend to implement debt reduction transactions in the future, which may include certain asset sale transactions.

Total debt at December 31, 2002 was Ps.5,305.7 million, an increase of Ps.233.1, as compared to Ps. 5,072.6 million as of December 31, 2001, or 4.6% compared to the debt level at December 31, 2001. This increase is due to the depreciation of the peso against the U.S. dollar during 2002, however total debt denominated in U.S. dollars decreased from US$523.4 million at December 31, 2001 to US$508.2 at December 31, 2002. All of our debt outstanding at December 31, 2002 was U.S. dollar-denominated except Ps. 1,306 million. Of our total debt at December 31, 2002, Ps. 771.0 million (not including the current portion of long-term debt) was short-term debt and Ps. 4,534.7 million was long-term debt.

Potential International Finance Corporation Loan. On June 12, 2003, the Board of Directors of the private sector entity of the World Bank Group, the International Finance Corporation, commonly referred to as the IFC, approved financial package aimed at refinancing a substantial part of our debt, including the Notes. Such package is comprised of (i) a loan of up to US$50 million (for the account of IFC), (ii) a loan of up to US$60 million to be syndicated among credit institutions, (iii) a convertible loan of up to US$25 million (for the account of IFC) and (iv) arranging support in order to syndicate a loan of up to US $81 million from local lenders. As of the date of this annual report, we have concluded negotiating the documentation relating to first three loans mentioned above. No assurances can be made, however, that we will obtain funding under any of these loans.

The 11.375% Senior Notes due 2004. In April 1997, we issued US$200 million of Notes pursuant to an indenture dated as of April 25, 1997 among us, IBJ Schroder Bank and Trust Company, as Trustee and Citibank, N.A., as Administrative Agent. We used the net proceeds of this issuance to refinance short-and long-term debt owed by us and by our subsidiaries. We have since repurchased some of the Notes in the secondary market, and approximately US$173.3 million of these Notes remain outstanding as of December 31, 2002.

In September 2002, we requested that the holders of the Notes consent to certain amendments to the indenture pertaining to such Notes, because of an omission in the indenture, pertaining to our ability to redeem the Notes at our option, in whole or in part, at any time on or after April 30, 2002 at specified redemption prices. The requested consent was approved by the noteholders.

Syndicated Credit Facilities. In March 2000, we entered into a US$130 million credit facility with certain banks and Citibank, N.A., as administrative agent, which we refer to as the Syndicated Credit Facility I. We borrowed US$130 million under this facility and used the proceeds to refinance existing debt. In March 2002, we entered into a US$72 million credit facility with certain banks and Citibank, N.A., as administrative agent, which we refer to as the Syndicated Credit Facility II. Syndicated Credit Facilities I and II are collectively referred to herein as the Syndicated Credit Facilities. We borrowed the full amount under this facility and used the proceeds to refinance existing debt, including amounts borrowed under the Syndicated Credit Facility I. The Syndicated Credit Facility I bears interest at 3 month LIBOR plus a rate between 3.0% and 5.0%, based on our debt to EBITDA ratio. The Syndicated Credit Facility II mirrors the interest rate obligation contained in the Syndicated Credit Facility I. As of December 31, 2002, the Syndicated Credit Facility I, which matures in March 2004, and the Syndicated Credit Facility II, which matures in March 2006, have a balance of US$50 million and US$72 million outstanding, respectively.

Back to Contents

Banorte Credit Facility. In August 2002, we entered into a US$6 million credit facility with Banco Mercantil de Norte, S.A., as lender, which we refer to as the Banorte Credit Facility. We borrowed US$6 million under this facility and used the proceeds to refinance existing short-term debt. This credit facility bears interest at six-month LIBOR plus 4.5%, and the principal amount is due on August 11, 2006.

ECP Program. In April 2001, we entered into a US$150 million ECP Program, whereby we may issue notes to non-U.S. investors pursuant to Regulation S of the Securities Act. As of December 31, 2002, the outstanding amount of short-term notes issued under the ECP Program was US$27.0 million. The proceeds were used to refinance our short-term debt. These notes bear a weighted average interest rate of 8.19%, and the principal amounts are due before December 2003.

Short-term Certificados Bursátiles Program.  In February 2003, we entered into a Ps. 200 million (US$19.6 million) short-term certificados bursátiles program, which we refer to as the Short-term Certificados Bursátiles Program, whereby we may issue short-term notes listed on the Mexican Stock Exchange, on a revolving basis. By May 31, 2003, we had issued notes for Ps. 120 million (US$11.6 million). The proceeds were used to refinance our short-term debt.

Certificados Bursátiles Programs. In December 2001, we launched a Ps. 1 billion (US$95.8 million) certificados bursátiles program, which we refer to as the Certificados Bursátiles Program, similar to a medium-term note program. In December 2001, we issued Ps. 300 million (US$28.7 million) in 3 year notes listed on the Mexican Stock Exchange. These notes bear interest at 4 week Mexican Interbanking Balanced Rate, which we refer to as TIIE, plus 1.75 percentage points. In April 2002, we issued an additional Ps. 300 million (US$28.7 million) in 4 year notes, which we refer to as the Certificado Bursátil II, bearing interest at 2.75 percentage points over the yield of six month Cetes. In August 2002, we issued the remaining Ps. 400 million (US$38.3 million) in 5 year notes, which we refer to as the Certificado Bursátil III, bearing interest at 3.25 percentage points over the yield of six month Cetes. The proceeds from these issuances have been used to repay existing indebtedness. All Certificado Bursátil I, Certificado Bursátil II and Certificado Bursátil III remain outstanding. In February 2003 we launched a Ps. 1 billion (US$95.8 million) certificados bursátiles program. There are no amounts currently outstanding under the program.

Mexican Commercial Paper Program. In March 2002, we entered into a Ps. 500 million (US$47.9 million) one-year commercial paper program, which we refer to as the Mexican Commercial Paper Program, whereby we may issue short-term Notes listed on the Mexican Stock Exchange. By December 31, 2002, we had issued notes for Ps. 278 million (US$26.6 million), but there are no amounts currently outstanding under the program. The Mexican Commercial Paper Program expired in March 2003.

The following table presents our amortization requirements with respect to our total indebtedness as of December 31, 2002.

Year	In millions of U.S. dollars

2003	US$	122.7
2004		269.8
2005		27.6
2006		49.0
2007	US$	39.1

Back to Contents

The indenture governing the Notes, the terms of the Syndicated Credit Facilities, the terms of the Certificado Bursátil I, and the ECP Program, and the terms of our other indebtedness impose restrictions on us, including among other things, the maintenance of certain operating and financial ratios, and affect, and in many respects limit or prohibit, among other things, our ability to pay dividends, incur indebtedness, create liens, enter into transactions with affiliates and consummate certain asset sales.

Other Contractual Obligations

GE Factoring Facility. In December 2001, we signed a master agreement with GE Capital Bank S.A., which we refer to as GE Capital Bank, creating a revolving factoring facility without recourse whereby we may transfer accounts receivable to GE Capital Bank, up to Ps.260 million (US$24.9 million). The account receivables that are eligible for assignment to GE Capital Bank correspond to certain premium clients. As of December 31, 2002, the amount outstanding under this facility was Ps.182 (US$17.5 million).

Banorte Factoring Facilities. In March 2002, we signed a master agreement with Factor Banorte, S.A., which we refer to as Factor Banorte, creating a revolving factoring facility without recourse whereby we may transfer accounts receivable to Factor Banorte. Pursuant to an amendment in December 2002, the authorization was increased Ps. 100 million to Ps. 150 million (US$14.37 million). The account receivables that are eligible for assignment to Factor Banorte correspond to certain premium clients. As of December 31, 2002, the amount outstanding under this facility was Ps. 150 million (US$14.4 million). In March 2003, we signed a second master agreement with Factor Banorte for an amount of up to Ps. 400 million (US$38.32 million).

Heller Factoring Facilities. In May 2002, we signed a framework agreement with Heller Financial (México), S.A. de C.V., which we refer to as Heller Financial, which created a revolving factoring facility without recourse whereby we may transfer accounts receivable to Heller Financial, up to Ps. 60 million (U.S.$5.75 million). In September 2002, we signed an additional framework agreement with Heller Financial, which created a revolving factoring facility without recourse whereby we may transfer accounts receivable to Heller Financial, up to Ps. 48.5 million (U.S.$4.65 million). The accounts receivable that are eligible for assignment to Heller Financial under the foregoing facilities are held by certain premium clients. As of December 31, 2002, the amount outstanding under this facility was Ps. 80.4 million (US$7.7 million).

GE Machinery Operating Leases. In October 1999, we signed a six-year true lease for packaging equipment with GE Capital CEF México, S.A. de C.V. which we refer to as GE Capital Mexico, whereby we pay annual rents to GE Capital Mexico in the amount of US$1.4 million. In December 2000, we signed a seven-year true lease for tissue production machinery with GE Capital Mexico, whereby we pay annual rents to GE Capital Bank in the amount of US$2.6 million.

Bancomer Swap. In January 2002, we entered into a Ps. 150 million interest and currency swap with BBVA Bancomer, S.A., which we refer to as Bancomer, with maturity on December 2004 whereby we receive interest at a rate equivalent to (4 week) TIIE plus 4.15 percentage points accrued over Ps.150 million and we are obligated to pay interest at a fixed rate of 8.70% on US$16.4 million, equivalent to such peso amount.

The following table sets forth our known contractual obligations as of December 31, 2002, aggregated by type of contractual obligation.

Contractual Obligations	Payments due by Period (in millions of U.S. dollars)

	Total	Less than 1 Year	1-3 years	3-5 years	More than 5 Years

Long-Term Debt	434.4	48.8	297.4	88.2	0
Capital Lease Obligations	―	―	―	―	―
Operating Leases	22.9	4.0	9.2	6.4	3.3
Total Obligations	457.3	52.8	306.6	94.6	3.3

Back to Contents

Off-Balance Sheet Arrangements

Our factoring facilities are off-balance sheet arrangements. Please see “—Other Contractual Obligations.”

Capital Expenditures

We expect to make certain capital expenditures over the next few years to expand existing operations, particularly in the area of consumer products. The degree and timing of capital expenditures will remain strongly dependent on economic developments in Mexico, including inflation and exchange rates, and the availability of suitable financing. We currently anticipate that we will spend approximately US$13 million for capital expenditures from January 1, 2003 through December 31, 2003.

For the three-year period from January 1, 2003 through December 31, 2005, our anticipated capital expenditures, by division are as follows:

Division	Capital Expenditures

	In millions of U.S. dollars
Consumer products	US$	49.3
Packaging products	US$	35.1
Printing and writing products	US$	6.6
Total	US$	91.0

Approximately two thirds of the total capital expenditures amount provided above is to be applied during 2005, given that capital expenditures applied through 2002 will allow us to lower our capital expenditures substantially during 2003 and 2004.

We expect to be able to fund our future capital expenditures and to meet our other obligations with funds from operations, bank lines of credit and other financing facilities and capital infusions. We believe that funds from operations and our current bank lines of credit will be sufficient to meet our anticipated capital expenditures through 2003. We cannot assure you that additional financing will be available to meet our capital requirements or obtainable on terms favorable to us if it is available.

Covenant Waivers under Bank Agreements

On December 27, 2000, we requested waivers for 2000 regarding the interest coverage maintenance test and the leverage incurrence test under Syndicated Credit Facility I. At the same time, we requested an amendment of the levels of the interest coverage maintenance test and the leverage maintenance and incurrence tests under the same credit facility. These waivers and amendments were obtained on February 26, 2001.

On July 15, 2002, we requested waivers for the quarter ended June 30, 2002 regarding the Debt to EBITDA Ratio Covenant under the Syndicated Credit Facility I. At the same time, we requested an amendment to the levels of the interest coverage maintenance test, the leverage maintenance test and the leverage incurrence test, under the same credit facility. These waivers and amendments were obtained on August 30, 2002.

On July 15, 2002, we requested waivers for the quarter ended June 30, 2002 regarding the Debt to EBITDA Ratio Covenant under Syndicated Credit Facility II. At the same time, we requested an amendment to the levels of the interest coverage maintenance test and the leverage maintenance test, under the same credit facility. These waivers and amendments were obtained on August 30, 2002.

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

Back to Contents

The discussion addresses only those estimates that we consider most important based on the degree of uncertainty and the likelihood of a material impact if we used a different estimate. There are many other areas in which we use estimates about uncertain matters, but the reasonably likely effect of changed or different estimates is not material to our financial presentation.

Allowance for doubtful accounts

We maintain an allowance for doubtful accounts based on our estimates of losses that we have experienced in the past with similar accounts receivables. As of December 31, 2002, the amount of the allowance was Ps. 54 million. The amount of the allowance is based on our statistical analysis and economic and financial conditions of customers that evidence the most significant aging balances, however, our allowance could prove insufficient if our statistical analysis of our accounts receivables is inadequate.

Estimated useful life of property, plants and equipment

We estimate the useful life of particular classes of property, plants and equipment in order to determine the amount of depreciation expense to be recorded in each period. Depreciation expense is a significant element of our costs, amounting to Ps.390 million in 2002. The useful life of fixed assets is determined each year by independent appraisals, based on historical experience with similar assets in Mexico, technological changes and other factors. Changes in technology or other factors may result in a re-adjustment of their estimated useful life and may increase depreciation expenses.

Deferred taxes

Each year, we estimate the amount of deferred taxes assets in accordance with the procedures set forth in Note 13c to our financial statements. Each year, we project that we may use a certain amount in deferred taxes assets to reduce our future tax liability, based on the taxes paid in prior years and on our estimated tax liability for future years. If our estimates of our future tax liability were to be revised downwards, we would have to recognize a charge-off and write-down those tax credits that were not recoverable.

Reconciliation to U.S. GAAP

The following table sets forth a comparison of our net income, stockholders’ equity and working capital, measured as current assets minus current liabilities, under Mexican GAAP and U.S. GAAP.

	At or for the Year Ended December 31,

	2000		2001		2002

		Millions of constant December 31, 2002 pesos

Net income (loss) before minority interest in accordance with:
Mexican GAAP	Ps.	164	Ps.	(5)	Ps.	(308)
U.S. GAAP		288		(58)		(302)
Stockholders’ equity in accordance with:
Mexican GAAP	Ps.	4,666	Ps.	4,442	Ps.	4,016
U.S. GAAP		4,139		3,784		3,431
Working capital in accordance with:
Mexican GAAP	Ps.	(349)	Ps.	(526)	Ps.	12
U.S. GAAP		(845)		(828)		(232)

Back to Contents

The principal differences between Mexican GAAP and U.S. GAAP as they relate to us are the treatment of capitalized interest, deferred income taxes, minority interest, amortization of negative goodwill, inflation, and inventory valuations. See below and Note 17 to the audited consolidated financial statements for a description of these differences.

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

Deferred Income Taxes

Mexican labor law requires us to pay employee profit sharing. In accordance with Bulletin D-4, deferred employee profit sharing is recognized only on temporary differences determined in the current year reconciliation between the net income for financial and for employee profit sharing purposes, provided that there is no indication that the related liabilities or assets will not be realized in the future. Deferred employee profit sharing for U.S. GAAP purposes has been determined following the guidelines established by the Statement of Financial Accounting Standards No. 109 “Accounting for Income Taxes.” The Statement requires deferred income tax to be determined using the liability method for all temporary differences between financial reporting and tax bases of assets and liabilities.

Minority Interest

Under Mexican GAAP, minority interest in consolidated subsidiaries is presented as a separate component within the stockholders’ equity section in the consolidated balance sheet. For U.S. GAAP purposes, minority interest is not included in stockholders’ equity.

Amortization of Negative Goodwill

Under Mexican GAAP, when the fair value of acquired assets exceeds the cost of the acquired entity and results in the recognition of negative goodwill, it is applied immediately to income. For US GAAP purposes, the excess would have been allocated as a pro rata reduction of the fair value of the net assets acquired and would have reduced the associated depreciation expense over the remaining useful life of these assets.

Inventory Valuations

Under Mexican GAAP, a direct costing system, which considers only the variable costs of production to value inventory, is utilized. Under U.S. GAAP, inventory valuation must include all production costs, whether fixed or variable.

Back to Contents

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors

The following table sets forth the name, date of birth, position and term of service of each director of our company as of June 24, 2003. The members of the board of directors are not appointed for a specific term. Directors serve at the discretion of our shareholders holding a majority of our equity.

Name	Date of Birth	Position	Current Position Held Since

Juan Bosco Maldonado Quiroga	12/27/1956	Chairman of the Board	1994
Alejandro Martín Ferrigno Maldonado	10/20/1964	Director	1991
Gonzalo Luis Lozano García	08/25/1935	Director	1978
Sergio F. de la Garza y de Silva	02/04/1956	Director	2000
Ricardo Maldonado González	04/11/1953	Director	1992
Carlos Luis Díaz Sáenz	01/18/1960	Director	1999

Senior Management

The following table sets forth the name, date of birth, position and term of service of each executive officer of our company as of June 24, 2003. Executive officers are not appointed for a specific term. Executive officers serve at the discretion of the board of directors.

Name	Date of Birth	Position	Current Position Held Since

Juan Bosco Maldonado Quiroga	12/27/1956	Executive President	1992
Alejandro Martín Ferrigno Maldonado	10/20/1964	Chief Executive Officer	1996
Gonzalo Luis Lozano García	08/25/1935	Senior Vice President	1997
Sergio F. de la Garza y de Silva	02/04/1956	Chief Corporate Officer	1992
Armando Fernández Murguía	10/07/1945	Chief Governmental Relationships Officer	1996
Oscar Vázquez Rojas	10/18/1939	Managing Director of Packaging Division	1999
Oscar Castillo Hinojosa	01/07/1946	Sales Managing Director of Printing and Writing Products Division	1999
Juan Rangel Aguilar	04/26/1957	Managing Director for Multi-wall Bags	1999
Alfredo Garrido Blanco	12/30/1965	Managing Director for Central America Division	2003
Vicente Cortina Bussutil	10/04/1949	Managing Director of Consumer Products Division	2002
Carlos Luis Díaz Sáenz	01/18/1960	General Counsel	1999
Francisco Javier Fuentes García	04/06/1951	Chief Officer of Human Resources	1997
Rogelio Martínez Cardona	06/30/1950	Chief Assistant Officer of Internal Control and Audit	1995
Rodolfo Gutiérrez Peña	04/09/1958	Corporate Comptroller	1991
Armando Vázquez Castillo	12/01/1950	Managing Director of Corrugated Products	1999
Carlos Grave Moosbrugger	02/21/1951	Managing Director of Purchasing and Logistics	1999
Pedro Gallardo Arellano	06/29/1952	Chief Officer of Information	1997
Jesús González Juárez	10/02/1956	Chief Officer of Treasury	1996
José Peregrina Gómez	04/22/1956	Managing Director of Research and Development	2000
Manuel Gamiño Méndez	07/22/1951	Managing Director of Consumer Products Operation	2000

Back to Contents

Family Relationships

Juan Bosco Maldonado Quiroga is the uncle of Alejandro Martín Ferrigno Maldonado. Ricardo Maldonado González and Juan Bosco Maldonado Quiroga are cousins.

Statutory Auditor

Under our corporate charter and in accordance with Mexican law, each year our shareholders must elect at least one statutory auditor (comisario) and may elect a corresponding alternate statutory auditor. The primary role of a statutory auditor is to supervise all of our activities and report to our shareholders at the annual ordinary general meeting of shareholders regarding the accuracy, sufficiency and completeness of the financial information presented to the shareholders by the Board of Directors. Currently, the statutory auditor is Héctor Isao Hongo Tsuji, a partner at the firm of Mancera, S.C., an independent auditor.

Biographies

Juan Bosco Maldonado Quiroga has been a member of the Board of Directors since April 1982, Chairman of the Board of Directors since March 1994 and Executive President since March 1992. Mr. Maldonado also served as Executive Vice President from February 1980 through March 1992. From March 1978 to January 1980, Mr. Maldonado served as production manager of SEISA. Since January 1976, Mr. Maldonado has also served in a variety of capacities with our affiliates. Mr. Maldonado holds a degree in business administration from the Universidad Nacional Autónoma de México, which we refer to as UNAM.

Alejandro Martín Ferrigno Maldonado has been a member of the Board of Directors since March 1991 and Chief Executive Officer since June 1996. Mr. Ferrigno has also served as Chief Operating Officer from June 1994 through June 1996. From November 1990 through May 1994, he served as General Manager of Cajas y Empaques Monterrey, S.A. de C.V. and, from January 1986 through October 1990, as Commercial Manager of Copamex. Mr. Ferrigno holds a degree in industrial and systems engineering from the Instituto Tecnológico y de Estudios Superiores de Monterrey, which we refer to as ITESM.

Gonzalo Luis Lozano García has been a member of the Board of Directors since April 1978 and Executive Vice President since August 1997. Mr. Lozano has also served in a variety of capacities with our affiliates since November 1953. From January 1950 through October 1952, he served as Audit Supervisor for the Ministry of Finance and Public Credit. Mr. Lozano holds a degree in accounting from ITESM.

Ricardo Maldonado González has been a member of the Board of Directors since April 1992. Mr. Maldonado has also served as Vice-minister of the Agricultural Development of Monterrey, or Subsecretario de Fomento y Desarrollo Agropecuario, and is a member of the Mexican Association of Ministries of Agricultural Development of Monterrey, or Asociación Mexicana de Secretarios de Desarrollo Agropecuario de Monterrey. He is a member of the board of directors of Recubrimientos y Laminaciones de Papel S.A. de C.V. and serves as General Manager of Inmobiliaria Ricardo Maldonado G., S.A. de C.V. Mr. Maldonado holds a degree in agronomic engineering from Texas A&M University.

Back to Contents

Sergio Francisco de la Garza y de Silva has been Chief Corporate Officer since February 1992. As Chief Corporate Officer, he continues to perform his duties as Chief Financial Officer, a position that he held from September 1987 through February 1992. For more than eight years prior to holding such positions, Mr. de la Garza worked in various capacities in the banking industry: from December 1984 through September 1987, he served as Branch Manager for Banamex; and from January 1978 through June 1978, Mr. de la Garza served as Credit Analyst for Banco Mercantil de Monterrey, S.N.C. Mr. de la Garza holds a degree in accounting from ITESM and a doctorate in business administration from the University of Paris I- Sorbonne. Mr. de la Garza also holds an A.D.-2 degree from the Instituto Panamericano de Alta Dirección de Empresas, or IPADE.

Armando Fernández Murguía has been Chief Governmental Relationships Officer since July 1996. From January 1992 through July 1996, Mr. Fernández served as General Coordinator of Copamex Comercial, S.A. de C.V. and from April 1978 through December 1991, he served as General Manager in Mexico for Corporativo Copamex, S.A. de C.V. Mr. Fernandez holds a degree in economics from ITESM.

Oscar Vázquez Rojas has been Managing Director of the Packaging Division since February 2001. Mr. Vázquez has also served as Director for Consumer Products Operations from August 1997 through April 1999, and from October 1995 through July 1997 as Director for Monterrey Operations. Since October 1985, Mr. Vázquez has served in a variety of capacities with us and with our affiliates. Mr. Vázquez holds a degree in chemical engineering from UNAM. He also holds a master’s degree in industrial engineering from Stanford University.

Oscar Castillo Hinojosa has been Managing Director for Industrial Products Division since April 1999. Mr. Castillo has also served as Director for Industrial Products Operations from August 1998 through April 1999. From February 1997 through July 1998 Mr. Castillo served as Director for Kraft Production Operations. Mr. Castillo has served in a variety of capacities with our affiliates since March 1978. Mr. Castillo holds a degree in electrical mechanical engineering and a master’s degree in control from the Universidad Autónoma de Nuevo León, which we refer to as UANL.

Juan Rangel Aguilar has been Managing Director for the Multi-wall Bags Division since April 1999. From April 1997 through April 1999, Mr. Rangel served as Manager Logistics of Corporativo Copamex. Mr. Rangel holds a degree in electronics and communications engineering from ITESM and a master’s degree in industrial engineering from the Georgia Institute of Technology.

Alfredo Garrido Blanco has been Managing Director for our Central America Division since May 2003. From December 1997 through April 2003, Mr. Garrido served as Consumer Commercial Manager of Grupo Copamex de Centroamérica. From January 1995 through November 1997, Mr. Garrido served as Commercial Manager of Coaper, S.A. Mr. Garrido holds a degree in industrial engineering from Universidad Autónoma de Centroamérica (Costa Rica).

Vicente Cortina Bussutil has been Managing Director for Consumer Products since September 2002. From August 2000 to August 2002, he owned and operated a self-owned dairy products company. From 1999 to July 2000 he was General Section Director of Grupo Desc, S.A. de C.V. From 1995 to 1998, he was Regional Vice President at Tricon Internacional, S.A. de C.V. From 1980 to 1994 he held various positions in different countries while working for the Danone Group. From 1973 to 1979 he held various positions in the sales department of Sabritas, a subsidiary of Pepsico, Inc. Mr. Cortina holds business and masters in business administration degrees from Instituto Tecnológico Autónomo de México.

Carlos Luis Díaz Sáenz has been a member of the Board of Directors and General Counsel since April 1999. From June 1987 through September 1994, Mr. Díaz served as International Legal Manager of Fomento Económico Mexicano, S.A. de C.V. and, from September 1994 through March 1999, he served as International Legal Manager of FEMSA Cerveza, S.A. de C.V. Mr. Díaz holds a law degree from the Universidad de Monterrey, which we refer to as UDEM.

Francisco Javier Fuentes García has been Chief Officer of Human Resources since November 1997. From December 1994 through November 1997, Mr. Fuentes served as manager of human resources with Galvak, S.A. de C.V. From February 1978 through December 1994, Mr. Fuentes also served in a variety of capacities with HYLSA, S.A. de C.V. Mr. Fuentes holds a degree in mechanical engineering from ITESM. He also holds a master’s degree in economics from the University of Utah and an A.D.-1 degree from IPADE.

Back to Contents

Rogelio Martínez Cardona has been Chief Officer of Internal Control and Audit since December 1995. From September 1992 through December 1995, Mr. Martínez served as Audit Manager. Since November 1979, Mr. Martínez has served in a variety of capacities with us. Mr. Martínez holds a degree in public accounting from the Universidad Regiomontana, which we refer to as UR.

Rodolfo Gutiérrez Peña has been Corporate Comptroller (i.e. chief accounting officer) since June 1991. From November 1985 through June 1991, Mr. Gutierrez served as accounting and tax supervisor for Grupo Cemex and from January 1984 through October 1985, he served as financing planning supervisor of our company. Mr. Gutiérrez holds a degree in public accounting from ITESM.

Armando Vázquez Castillo has been Managing Director of Corrugated Products since April 1999. Mr. Vázquez served as Director of Packaging from January 1993 through April 1999. Mr. Vázquez also served in a variety of capacities with our affiliates since 1972. Mr. Vázquez holds a degree in industrial administrative engineering from UR.

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

Jesús González Juárez has been Chief Officer of Treasury since December 1996. From January 1990 through December 1996, Mr. Gonzalez served as Finance Manager. Since January 1979, Mr. González has served in a variety of capacities with us. Mr. González holds a degree in public accounting from UDEM.

José Peregrina Gómez has been Managing Director of Research and Development since March 2000. From January 1995 through March 2000 Mr. Peregrina served as General Manager of Pondercel, and from January 1991 through December 1994, he served as Manager of Research and Development. Previously, from March 1982 through January 1991, Mr. Peregrina served as Project Manager with Compañía Industrial de Atenquique, S.A. de C.V. and from January 1975 through February 1982, he served in different capacities with Loreto & Peña Pobre. Mr. Peregrina holds a degree in chemical engineering from the Universidad de Guadalajara and a master’s degree in wood, cellulose and paper from the Wood, Cellulose and Paper Institute.

Manuel Gamiño Méndez has been Managing Director of the Consumer Products Division since July 2000. From August 1997 through June 2000, Mr. Gamiño served as General Manager of Inpamex Planta Huehuetoca, S.A. de C.V. Previously, from January 1997 through August 1997, Mr. Gamiño served as Plant Manager with Simec, S.A. de C.V. and from July 1972 through November 1996, he served in different capacities with Crisoba, S.A. de C.V. Mr. Gamiño holds a degree in mechanical engineering from the Universidad Michoana de San Nicolás de Hidalgo.

Compensation of Directors and Senior Management

In 2002, the aggregate amount of compensation that we paid to all directors and executive officers as a group was Ps. 63.5 million. None of our directors are entitled to benefits upon termination of their employment.

Employees

As of December 31, 2002, we employed approximately 6,800 people. Approximately 57% of the workforce is unionized. We negotiate biannual agreements with each of the seventeen unions that represent our workers, except that, as required by Mexican law, we renegotiate wages yearly. We have not experienced a strike in over thirteen years. We believe that our relations with our employees and their unions are good.

Back to Contents

Share Ownership by Directors and Senior Management

The following tables show the beneficial ownership of our capital stock at March 31, 2003 of each director and senior manager. Our share capital is currently divided into A, B, C, D, E, F, G, and H shares. The directors and senior managers do not have different or preferential voting rights with respect to those shares they own.

	Number of Shares Owned								Percentage of Total Capital Stock Owned

	Series A	Series B	Series C	Series D	Series E	Series F	Series G	Series H

Juan Bosco Maldonado Quiroga	3,000	192,624	66,576	234,013	5,250,904	97,664	0	10,230	20.52%
Alejandro Martín Ferrigno Maldonado	0	0	0	0	0	123,055	0	215	Less than 1%
Ricardo Maldonado González	0	0	0	0	0	468,977	0	908	1.8%

ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

We are not directly or indirectly controlled by another corporation or by any foreign government.

Our share capital is currently divided into A, B, C, D, E, F, G, and H shares. These different series of shares have the same par value, voting rights and are generally identical to each other in all material respects, with the exception of their date of issuance. The following table shows the beneficial ownership of our capital stock at March 31, 2003, based on an aggregate of 6,000 series A shares, 385,248 series B shares, 133,152 series C shares, 625,341 series D shares, 19,322,610 series E shares, 7,935,118 series F shares, 65,457 series G shares, and 49,825 series H shares outstanding on that date, and each person or group of affiliated persons known by us to own more than 10% or more of any class of our capital stock.

	Number of Shares Owned
									Percentage of Total Capital Stock Owned
	Series A	Series B	Series C	Series D	Series E	Series F	Series G	Series H

Maldonando Quiroga Family members	6,000	385,248	133,152	625,341	10,501,808	380,082	—	21,058	42.26
Dinámica Industrial Empresarial, S.A. de C.V.(1)	—	—	—	—	8,820,802	2,741,575	34,776	20,290	40.73
Capital Inmobiliario del Norte, S.A. de C.V.(1)	—	—	—	—	—	184,754	—	323	0.65
Maldonado González family members	—	—	—	—	—	2,303,414	—	4,030	8.09
Milenium Inversiones de Capital, S.A. de C.V.(1)	—	—	—	—	—	990,527	—	1,735	3.48
Consorcio Inmobiliario Regiomontario, S.A. de C.V.(1)	—	—	—	—	—	169,605	—	297	0.60
Consorcio de Bienes Raíces del Norte, S.A. de C.V.(1)	—	—	—	—	—	889,546	—	1,557	3.12
Others	—	—	—	—	—	275,620	30,681	535	1.08

(1)	Wholly owned by members of the Maldonado Quiroga family.

Back to Contents

Related Party Transactions

General. Due to the loans made to our affiliates referred to below, we had interest income of Ps. 23.9 million in 2002 and Ps. 10.0 million for the first five months of 2003. Due to our borrowings from our affiliates referred to below, we had interest expense of Ps. 2.3 in 2002 and Ps. 0.3 million for the first five months of 2003.

We rent certain property from our affiliates, such as warehouses, and our affiliates rent certain property from us, such as offices. Due to these transactions, we had rental income of Ps. 605,000 in 2002 and Ps. 218,000 for the first five months of 2003 and rental expense of Ps. 1.7 million in 2002 and Ps. 1.0 million for the first five months of 2003.

Corporativo Copamex. Through our subsidiary Corporativo Copamex, S.A. de C.V., we provide corporate and administrative services (including legal services, systems and tax-related services) to our affiliates. We believe that these services are provided on a fair market value basis. Corporativo Copamex, S.A. de C.V., generated revenues for these services of Ps. 17.2 million in 2001 and Ps. 22.2 million in 2002.

Dinámica and Grupo Empresarial Obispado. Pursuant to a revolving credit agreement, we make loans on a revolving basis to Dinámica Industrial Empresarial, S.A. de C.V., which we refer to as Dinámica, a company that owns shares representing 40.73% of our capital stock, and which itself is wholly owned by the Maldonado Quiroga family, our principal shareholders, and to Grupo Empresarial Obispado, S.A. de C.V., a company that owns shares representing 100% of COHINSA, which itself is wholly owned by the Maldonado Quiroga family. These loans bear interest at a rate equal to our cost of financing plus a spread in percentage points with accrued interest paid monthly. As of December 31, 2002, the outstanding balance on the loan to Dinámica was Ps. 47 million at a rate of 11.8% and the outstanding balance on the loan to Grupo Empresarial Obispado, S.A. de C.V. for Ps. 165.2 million at a rate of 11.8%.

COHINSA. In August 31, 2000, COHINSA acquired all the assets related to the manufacture and sale of baby diapers of Drypers Corporation in Mexico. Since this date, we have provided administrative and operational services to COHINSA. During 2001, we acquired 45% of the capital stock of COHINSA. In January 2003, we sold our participation in COHINSA to Grupo Empresarial Obispado, S.A. de C.V., a related party, for a total amount of Ps. 66 million.

We grant short-term financing to COHINSA for working capital needs, on a revolving basis. As of December 31, 2002, the accounts receivable with COHINSA was of Ps. 154.4 million. This loan accrues interest at a variable rate equivalent to TIIE plus 3.55 percentage points. The spread may vary according to market conditions; the accrued interests are paid monthly.

Starting in September 2000, through Copamex Comercial, S.A. de C.V., one of our subsidiaries, we commenced sale and distribution of all of COHINSA’s baby diapers production. As of December 31, 2002, the outstanding balance of the accounts payable to COHINSA was of Ps.15.4 million. The terms of sale are of 60 days credit after invoicing. Therefore, we have net accounts receivable with COHINSA of Ps. 139 million for 2002. Our purchases of baby diapers from COHINSA totaled Ps. 181 million in 2002 and Ps. 72.9 million for the first five months of 2003.

COFISA and Copamex Corrugados. In April 2000, Dinámica acquired 100% of the shares of COFISA. Simultaneously with this acquisition, Dinámica acquired from the shareholders of COFISA a 31,000 ton-per-year corrugated container plant. During 2001, we acquired 45% of the capital stock of COFISA. On October 1, 2001, we performed a corporate restructuring and as a result of such reorganization, (i) the operations of COFISA and of Cajas y Empaques Industriales, S.A. de C.V. (formerly a subsidiary of ours) were merged into Copamex Corrugados, S.A. de C.V.; and (ii) our participation in Copamex Corrugados, S.A. de C.V. decreased from 99.9% to approximately 90% (Dinámica held approximately the remaining 10%). In July 2002, through stock purchases, we increased our participation to 99.9% in both COFISA and Copamex Corrugados. The total amount paid to increase our participation was Ps. 68 million.

Back to Contents

ITEM 8.   FINANCIAL INFORMATION

See “Item 18: Financial Statements.” For information on our dividend policy, see “Item 3: Key Information—Dividends.” For information on legal proceedings related to us, see “Item 10: Additional Information—Legal Proceedings.”

The officers responsible for the financial information of the Company are the Chief Corporate Officer and the Corporate Comptroller, and thus they execute the certifications provided by Rule 302 of the Sarbanes-Oxley Act, which are enclosed to this 20-F Report.

ITEM 9.   THE OFFER AND THE LISTING

On April 25, 1997, we issued US$200 million in aggregate principal amount of our 11.375% Senior Notes Due 2004 under an exception to the registration requirement of Securities Act of 1933, as amended, which we refer to as the Securities Act. These 11.375% Senior Notes due 2004 were subsequently exchanged for the 11.375% Series B Senior Notes due 2004 registered with the U.S. Securities and Exchange Commission under the Securities Act, which we refer to as the 11.375% Series B Senior Notes due 2004. As of June 24, 2003, US$145.5 million of our 11.375% Series B Senior Notes due 2004 and US$1.57 million of our 11.375% Senior Notes Due 2004 were outstanding. The 11.375% Senior Notes trade on the Luxembourg Stock Exchange.

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

General

We are a corporation (sociedad anónima de capital variable) organized in Mexico under the Mexican Companies Law (Ley General de Sociedades Mercantiles). We were registered in Vol. 215, Page 3, Number 156 of the Public Registry of Commerce in Monterrey, Mexico (Registro Público de Comercio de Monterrey) on April 6, 1976. We have a corporate life of 99 years. Our corporate purpose, as fully described in Clause Fourth of our bylaws, is to act as a holding company. As such, our bylaws grant us the power to engage in various activities, which allow us to function as a holding company. These powers include, but are not limited to, the ability to (1) create, administer and hold shares in various corporations and other business organizations; (2) enter into contracts; (3) issue securities and take all actions with respect to securities of any kind; (4) enter into loans and other credit obligations and provide guarantees; (5) acquire, sell and maintain real property; (6) perform or receive professional, technical or consulting services; (7) acquire, license or use intellectual property; (8) act as an agent or representative; and (9) perform any acts necessary to accomplish the foregoing and our other powers contained in the bylaws but not listed herein.

Directors

Our bylaws provide that the management of the corporation shall be vested in the Board of Directors. Each director is elected by a simple majority of the shares, and there are no provisions for cumulative voting. The size of the Board of Directors is determined by the shareholders at the annual ordinary general shareholders’ meeting. The directors serve for an indefinite term until they resign or are removed by the shareholders. A majority of directors is needed to constitute a quorum, and board resolutions must be passed by a majority of the votes present at any validly constituted meeting or by unanimous consent if no meeting is convened.

Back to Contents

Under Mexican law, any member of the Board of Directors who has a conflict of interest with the corporation in any transaction must disclose such fact to the other directors and abstain from voting. Any member of the Board of Directors voting on a business transaction in which its interest conflicts with ours may be liable for damages caused to the corporation if such transaction would not have been approved without such member’s vote.

Under Mexican law, an action for civil liabilities against members of the Board of Directors may be initiated by resolution passed by a majority of the shareholdersat an ordinary shareholder’s meeting. As directors have the general duty to oversee for the good conduct of business, the breach of this duty is actionable. In the event the majority ofthe shareholders decide to bring such action, the person against whom such action is brought will immediately cease to be a member of the Board of Directors. Additionally, shareholders representing not less than 33% of our outstanding shares may directly take such action against the members of the Board of Directors, provided that (i) such shareholders have not voted against taking such action at the relevant shareholder’s meeting, and (ii) the claim in question covers damage alleged to have been caused to the corporation and not merely to the individual plaintiff. Any recovery of damages with respect to such action will be for the benefit of us and not for the shareholders bringing the action.

No member of the Board of Directors is empowered to act alone but only as part of the Board of Directors, unless expressly vested with a power of attorney, in which case such member will act as an authorized representative and not in his capacity as a member of the Board of Directors.

Share Rights and Preferences and Restrictions

Our share capital is currently divided into A, B, C, D, E, F, G, and H shares. These different series of shares have the same par value, voting rights and are generally identical to each other in all material respects, with the exception of their date of issuance.

Voting Rights and Shareholders’ Meetings

Each share, regardless of the series held, entitles the holder thereof to one vote at any general meeting of our shareholders. Holders of any series are entitled to elect all members of the Board of Directors.

Under Mexican law, the holders of shares of any series are also entitled to vote at a special shareholders’ meeting on any action that would prejudice the rights of holders of such series but not the rights of holders of all other shares. Such a holder would be entitled to judicial relief against any such action affecting a particular series taken without the approval of holders of that series at such a meeting. A shareholder who believes an action requires a special meeting may demand that the Board of Directors or the statutory auditor call such meeting. Any determination that an action does not require a vote at a special meeting would be subject to judicial challenge by an affected shareholder, and the necessity for a vote at a special meeting would ultimately be determined by a Mexican court of competent jurisdiction. Mexican law does not provide guidance on the criteria to be applied in making such a determination.

General shareholders’ meetings may be ordinary or extraordinary meetings. Extraordinary general meetings are meetings called to consider the matters specified in Article 182 of the Mexican Companies Law and our bylaws including, principally, changes in the fixed portion of the capital stock and other amendments to the bylaws, anticipated dissolution and liquidation, merger, transformation from one type of corporate form to another, change in nationality and change in corporate purpose. Ordinary general shareholders’ meetings must be held at least annually during the four months following the end of each fiscal year, to consider the matters specified in Article 181 of the Mexican Companies Law including, principally, the election of directors and the statutory auditor, the approval of the report of the Board of Directors regarding our performance and our financial statements for the preceding fiscal year, the allocation of o ur profits and losses for the preceding year and payments of dividends.

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

Back to Contents

Shareholders’ meetings may be called by the Board of Directors, the statutory auditor or any Mexican court of competent jurisdiction. The Board of Directors or the statutory auditor may be required to call a meeting of shareholders by the holders of 33% of our outstanding capital stock.

In addition, the Board of Directors or the statutory auditor must call a shareholders’ meeting at the written request of any shareholder if no ordinary general shareholders’ meeting has been held for two consecutive years or if the shareholders’ meetings held during such a period have not considered the items mentioned in Article 181 of the Mexican Companies Law, discussed above. In the event that a meeting is not called within 15 days following the date of such a request, a Mexican court may require such meeting to be called.

Notice of meetings must be published in the official gazette in our domicile or in a newspaper of general circulation in Mexico City at least 15 days prior to the meeting. Shareholders’ meetings may be held without such publication provided that 100% of the outstanding shares with voting rights on the matters to be addressed by such meeting are represented. In order to attend a shareholders’ meeting, a shareholder must request and obtain an admission card by furnishing, at least one business day before the time set for holding the shareholders’ meeting, appropriate evidence of its ownership of shares and depositing such shares with our corporate secretary or with an institution authorized to accept such deposit. If so entitled to attend the meeting, a shareholder may be represented by proxy signed before two witnesses. See “—Registration and Transfer.”

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

Dividends and Distributions

At the annual ordinary general shareholders’ meeting, the Board of Directors submits our financial statements for the previous fiscal year, together with a report thereon by the Board of Directors, to the holders of any series for their consideration. The shareholders, once they have approved the financial statements, determine the allocation of our net profits, if any, for the preceding year. They are required by law to allocate 5% of such net profits to a legal reserve, which is not thereafter available for distribution until the amount of the legal reserve equals 20% of our historical capital stock (before adjusting for inflation). Amounts in excess of those allocated to the legal reserve fund may be allocated to other reserve funds as the shareholders determine, including a reserve for the repurchase of our shares. The remaining balance of net profits, if any, is available for distribution as dividends. No dividends may be paid, however, unless losses for prior fiscal years have been paid up or absorbed. See “Item 3: Key Information—Dividends.”

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

Liquidation

Upon our dissolution, one or more liquidators must be appointed by an extraordinary shareholders’ general meeting to wind up our affairs. All fully paid and outstanding shares of capital stock will be entitled to participate equally in any distribution upon liquidation. Partially paid shares participate in a liquidation distribution in the same manner as they would in a dividend distribution.

Back to Contents

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

The fixed portion of our capital stock may only be increased or decreased by resolution of a general extraordinary meeting and an amendment to the bylaws, whereas the variable portion of our capital stock may be increased or decreased by resolution of a general ordinary meeting. See “—Other Provisions—Fixed and Variable Capital.”

No resolution by the shareholders is required for decreases in capital stock resulting from exercise of the right to withdraw variable shares or from our purchase of shares or for increases in capital stock resulting from our sale of shares that we previously purchased. See “—Other Provisions—Our Purchase of Shares” and “—Other Provisions—Appraisal Rights.”

Preemptive Rights

Except in certain limited circumstances, in the event of a capital increase through the issuance of new shares for payment in cash or in kind, a holder of existing shares of a given series at the time of the capital increase has a preferential right to subscribe for a sufficient number of new shares of the same series to maintain the holder's existing proportionate holdings of shares of that series. Preemptive rights must be exercised within 15 days following the publication of notice of the capital increase in the Diario Oficial de la Federación or following the date of the shareholders’ meeting at which the capital increase was approved if all shareholders were represented at such meeting; otherwise such rights will lapse. Under Mexican law, preemptive rights cannot be waived in advance by a shareholder, except under limited circumstances, and cannot be represented by an instrument that is negotiable separately from the corresponding share.

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

Other Provisions

Fixed and Variable Capital

As a corporation with variable capital, we are permitted to issue shares constituting variable capital. The issuance of variable capital shares, unlike the issuance of fixed capital shares, does not require an amendment of the bylaws, although it does require approval at a general ordinary shareholders’ meeting.

Back to Contents

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

Forfeiture of Shares

As required by Mexican law, our bylaws provide that our current or future foreign shareholders are required to consider themselves as Mexican nationals with respect to our shares that they may acquire or of which they may be owners, and with respect in the property, rights, concessions, participations or interests that we may own or rights and obligations that are based on contracts to which we are a party with the Mexican authorities. Such shareholders cannot invoke the protection of their government under penalty of forfeiting to the Mexican State the corporate ownership interest that they may have acquired. Under this provision, a non-Mexican shareholder is deemed to have agreed not to invoke the protection of his own government with respect to his rights as a shareholder, but is not deemed to have waived any other rights it may have with respect to its investment in us, including any rights under U.S. securities laws. If the share holder should invoke such governmental protection in violation of this agreement, its shares could be forfeited to the Mexican State. Mexican law requires that such a provision be included in the bylaws of all Mexican corporations unless such bylaws prohibit ownership of capital stock by non-Mexican investors.

Shareholder Conflicts of Interest

Under Mexican law, any shareholder that has a conflict of interest with respect to any transaction must abstain from voting thereon at the relevant shareholders’ meeting. A shareholder that votes on a business transaction in which its interest conflicts with ours may be liable for damages if the transaction would not have been approved without such shareholder's vote.

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

Rights of Shareholders

The protections afforded to minority shareholders under Mexican law are different from those in the United States and many other jurisdictions. The substantive law concerning fiduciary duties of directors and controlling shareholdershas not been the subject of extensive judicial interpretation in Mexico, unlike many states in the United States where duties of care and loyalty elaborated by judicial decisions help to shape the rights of minority shareholders. Mexican civil procedure does not contemplate class actions or shareholder derivative actions, which permit shareholders in U.S. courts to bring actions on behalf of other shareholders or to enforce rights of the corporation itself. However, an action for civil liabilities against members of the Board of Directors may be initiated by resolution passed by a majority of the shareholders at an ordinary shareholder’s meeting. Additionally, shareholders representing not less than 33% of our outstanding shares may directly take such action against the members of the Board of Directors, provided that (i) such shareholders have not voted against taking such action at the relevant shareholder’s meeting, and (ii) the claim in question covers damage alleged to have been caused to the corporation and not merely to the individual plaintiff, as described above under “—Directors.”

Back to Contents

As a result of these factors, in practice it may be more difficult for our minority shareholders to enforce rights against us or our directors or controlling shareholders than it would be for shareholders of a U.S. company.

We have been advised by Carlos Luis Díaz Sáenz, our General Counsel, that there is doubt as to the enforceability in original actions in Mexican courts of liabilities predicated solely upon U.S. federal securities laws and as to the enforceability in Mexican courts of judgments of U.S. courts obtained in actions predicated upon the civil liability provisions of the U.S. Federal securities laws. Because substantially all of our assets are located in Mexico, holders of our securities may effectively be required to pursue in Mexico, under Mexican law, any claims they may have against us without the benefit of the U.S. federal securities laws.

Back to Contents

MATERIAL CONTRACTS

Related Party Transactions

Our agreements with related parties are described in “Item 7: Major Shareholders and Related Party Transactions—Related Party Transactions.”

Major Indebtedness

A description of our significant debt obligations is contained in “Item 5: Operating and Financial Review and Prospects—Liquidity and Capital Resources—Liquidity.”

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

New Tax Law

On January 1, 2002, a law imposing a “salary credit substitutive tax” went into effect. The law was amended for 2003. This law currently provides that employers are required to pay a tax of up to 4% of employee salaries (which includes fringe benefits and other forms of employee compensation). Alternatively, employers may avoid such tax payment by choosing not to credit against their own income tax the amounts corresponding to subsidies granted by the government to workers in connection with their income tax (which subsidies the employer pays to its workers as part of their salaries). We have filed a petition to enjoin the application of this provision because we consider it unconstitutional. We do not expect such proceedings, if determined adversely to us, to have a material adverse effect on our results of operations or financial condition. As a result, we have not set aside any reserves for any contingent liabilities that may derive from an adverse determination in this matter.

Other

We are a party to various other legal proceedings in the ordinary course of our business. We do not expect such proceedings, if determined adversely to us, individually or in the aggregate, to have a material adverse effect on our results of operations or financial condition. As a result, we have not set aside any reserves for these litigation contingencies.

EXCHANGE CONTROLS

Mexico has had a free market for foreign exchange since 1991, and the government has allowed the peso to float freely against the U.S. dollar since December 1994. There can be no assurance that the government will maintain its current foreign exchange policies. See “Item 3: Key Information — Exchange Rate Information.”

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

Back to Contents

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

United States/Mexico Tax Treaty

A Convention for the Avoidance of Double Taxation, together with a related Protocol thereto, which we refer to as collectively, the Tax Treaty, between Mexico and the United States took effect on January 1, 1994. The United States and Mexico have also entered into an agreement that covers the exchange of information with respect to tax matters.

Mexican Taxation

General

The following is a general summary of the principal consequences, under Mexico’s income tax law (Ley del Impuesto sobre la Renta), which we refer to as the Law, and regulations thereunder as currently in effect, of the purchase, ownership and disposition of the Notes by a holder that is not a resident of Mexico for tax purposes and that will not hold Notes or a beneficial interest therein in connection with the conduct of a trade or business through a permanent establishment in Mexico, which we refer to as a Foreign Holder. For purposes of Mexican taxation, an individual is a resident of Mexico if such person has established his or her domicile in Mexico, unless such person has resided in another country for more than 183 days, whether consecutive or not, during a calendar year and can demonstrate that such person has become a resident of that country for tax purposes. A legal entity is a resident of Mexico if it is established under Mexican law or if it maintains the principal administration of its business or the effective location of its management in Mexico. A Mexican citizen is presumed to be a resident of Mexico unless such person can demonstrate the contrary. A permanent establishment in Mexico of a foreign person will be regarded as a resident of Mexico, and such permanent establishment will be required to pay taxes in Mexico in accordance with applicable law, for income attributable to such permanent establishment.

Taxation of Payments of Interest

Under the Law, payments of interest (including original issue discount which is deemed interest under the Law) made by us in respect of the Notes to a Foreign Holder will generally be subject to a Mexican withholding tax assessed at a rate of 4.9% if, as expected:

•	the Notes are placed by banks or investment banks in a country with which Mexico has entered into a treaty for the avoidance of double taxation, and such treaty is in effect;

•	the Notes are registered with the Special Section of the RNV; and

Back to Contents

•	we comply with the information requirements specified from time to time by the Ministry of Finance and Public Credit under its general rules.

If all the conditions specified above are not satisfied, the Mexican withholding tax rate applicable to payments of interests under the Notes may be significantly higher.

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

Other Mexican Tax Considerations

Under the Law, any discount received by a non-resident upon purchase of the Notes is deemed interest income and, therefore, subject to taxes in Mexico. Such interest income is calculated as the difference between the face value (plus accrued interest not subject to withholding) and the purchase price of the Notes. If Notes are sold by a Mexican resident or a non-resident with a permanent establishment in Mexico, such taxes must be paid by the seller, on behalf of the non-resident purchaser, within 15 days after the sale. However, when the sale is made by a Foreign Holder, the Law is unclear as to how such taxes, if any, would be paid by or on behalf of the purchaser.

Estate or Similar Tax

A Foreign Holder will not be liable for Mexican estate, gift, inheritance or similar taxes with respect to its holding of the Notes, nor will it be liable for Mexican stamp, registration or similar taxes in respect of such holding.

U.S. Federal Income Taxation

The following summary contains a description of the principal U.S. federal income tax consequences pertaining to the purchase, ownership, and disposition of the Notes, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to own or dispose of the Notes. This summary is based on the Internal Revenue Code of 1986, as amended, which we refer to as the Code, Treasury regulations promulgated thereunder, administrative and judicial interpretations thereof, as in effect on the date of this annual report, all of which are subject to change, possibly with retroactive effect.

For purposes of this discussion, a U.S. Holder is any beneficial owner of the Notes that is (i) a citizen or resident of the United States, (ii) a corporation organized under the laws of the United States or any political subdivision thereof, or (iii) a person or entity that otherwise will be subject to U.S. federal income tax on a net income basis in respect of the Notes. A Non-U.S. Holder is any beneficial owner of the Notes that is not a U.S. Holder for U.S. federal income tax purposes.

Back to Contents

U.S. Holders

Interest and Additional Amounts. A U.S. Holder will treat the gross amount of interest (including Additional Amounts, if any) paid in respect of the Notes as ordinary interest income at the time that it is paid or accrued, in accordance with the U.S. Holder’s method of accounting for U.S. federal income tax purposes. Mexican withholding taxes paid at the appropriate rate applicable to the U.S. Holder will be treated as foreign income taxes eligible for credit against such U.S. Holder’s U.S. federal income tax liability, subject to generally applicable limitations and conditions, or, at the election of such U.S. Holder, for deduction in computing such U.S. Holder’s taxable income. For foreign tax credit purposes, during any period in which the rate of withholding is less than 5%, such income generally will constitute “passive income” or, in the case of certain holders, “financial services income.” If the Mexican withholding tax rate applicable to the U.S. Holder is 5% or more, such income generally will constitute “high withholding tax interest.”

The calculation of foreign tax credits and, in the case of a U.S. Holder that elects to deduct foreign taxes, the availability of deductions, involves the application of rules that depend on a U.S. Holder’s particular circumstances. U.S. Holders should consult their own tax advisers concerning the implications of these rules in light of their particular circumstances.

Disposition of the Notes. In general, a U.S. Holder of the Notes will recognize gain or loss upon the sale, exchange, redemption, retirement or other disposition of the Notes equal to the difference between the amount realized on the disposition (to the extent such amount does not represent accrued but unpaid interest which will be taxable as ordinary income to the extent not previously included in income) and the U.S. Holder’s adjusted basis in the Notes, which will generally equal the holder’s acquisition price for the Notes. Such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder holds the Notes for more than one year prior to disposition. Prior to January 1, 2004, long-term capital gain realized by a U.S. Holder that is an individual generally is subject to a maximum rate of 15%.

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

Any interest, additional amounts or gain that is effectively connected with a Non-U.S. Holder’s trade or business in the United States generally will be taxed on a net income basis at the graduated rates applicable to U.S. Holders, unless an applicable income tax treaty provides otherwise. In the case of a Non-U.S. Holder that is a corporation, such income may also be subject to a branch profits tax at a rate of 30% or a lower rate under an applicable income tax treaty.

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

Back to Contents

Any amounts withheld under the backup withholding rules are not an additional tax and may be refunded or credited against the holder’s U.S. federal income tax liability, if any, provided the required information is furnished to the U.S. Internal Revenue Service.

THE U.S. AND MEXICAN FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE DEPENDING UPON A HOLDER’S PARTICULAR SITUATION. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN, AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN THE U.S. FEDERAL, MEXICAN OR OTHER TAX LAWS.

DOCUMENTS ON DISPLAY

You may obtain copies of this annual report and the exhibits thereto at the Securities and Exchange Commission’s public reference rooms in Washington, D.C., New York, NY, and Chicago, IL. Reports and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Copies of such material may also be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms. As a foreign private issuer, we are not required to make filings with the Commission by electronic means, although we may do so. Any filings we make electronically will be available to the public over the Internet at the Securities and Exchange Commission’s web site at http://www.sec.gov.

Back to Contents

ITEM 11.   QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Interest Rate Risk

Our earnings are affected by changes in interest rates, because we are exposed to interest rate risk on our existing floating rate debt and any new floating rate debt that we incur. Our principal indebtedness at December 31, 2002 and the interest payable thereon included the following:

•	our short-term debt, primarily in the form of lines of credit, amounting to US$73.9 million and bearing interest at a weighted-average variable rate of 8.68%;

•	our U.S. dollar denominated long-term debt amounting to US$338.6 million and bearing interest at the following rates:

	•	for a US$50 million portion, three-month LIBOR plus 4.0%;

	•	for a US$72 million portion, three-month LIBOR plus 4.0%;

	•	for a US$29.9 million portion, six-month LIBOR plus 1.81%;

	•	for the remaining US$13.4 million, a weighted average rate of 5.95%; and

	•	our Notes, of which US$173.3 million remain outstanding on the date of this annual report, bearing interest at a fixed rate of 11.375%; and

•	our Mexican Peso denominated long-term debt amounting to US$95.8 million and bearing interest at the following rates:

	•	our short-term debt, in the form of lines of credit amounting to Ps. 306 million (US$29.3 million) and bearing interest at a weighted-average variable rate of 11.50%,

	•	our long-term debt under the Certificados Bursátiles Program amounted Ps. 1,000 million (US$95.8 million) and bearing interest at the following rates:

• for Ps. 300 million, TIIE plus 1.75%,

• for Ps. 300 million, six-month CETES plus 2.75%, and

• for Ps. 400 million, six-month CETES plus 3.25%.

 A hypothetical, instantaneous and unfavorable change of 100 basis points in the interest rate applicable to floating-rate financial assets and liabilities held at December 31, 2002 would have resulted in additional interest expense of approximately Ps. 53.0 million per year, assuming no change in the principal amount of such indebtedness.

Foreign Exchange Rate Risk

Most of our debt obligations are denominated in U.S. dollars while we generate revenues in pesos. Therefore, we are exposed to currency exchange rate risks that could significantly affect our ability to meet our obligations. We currently do not plan to enter into hedging transactions with respect to these foreign currency risks, but we continue to consider the appropriateness of this option. Mexico maintains a floating exchange rate regime and the peso has experienced significant devaluations in recent years. Any significant decrease in the value of the peso relative to the U.S. dollar in the near term may have a material adverse effect on our liquidity and on our ability to meet our debt obligations. Exchange rate risk exists principally with respect to our indebtedness denominated in currencies other than Mexican pesos. As of December 31, 2002, indebtedness denominated in foreign currencies was Ps. 3,999 million, all of which was denominated in U.S. dollars. At December 31, 2002, a hypothetical 10% devaluation of the peso relative to the U.S. dollar would give us a Ps. 399.9 million (US$38.3 million) exchange loss on our debt over a one-year period.

Back to Contents

Hedging Arrangements

 Aside from the Bancomer swap described in “—Liquidity and Capital Resources—Other Contractual Obligations,” we are not currently party to any other interest rate hedging arrangements related to our dollar denominated obligations. We may enter into any such agreements at any time.

Back to Contents

PART II

ITEM 13.   DEFAULTS, DIVIDEND ARREAGES AND DELINQUENCIES

None.

ITEM 14.   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND THE USE OF PROCEEDS

In September 2002, we requested that the holders of the Notes consent to certain amendments to the indenture pertaining to such Notes, because of an omission in the indenture, pertaining to our ability to redeem the Notes at our option, in whole or in part, at any time on or after April 30, 2002 at specified redemption prices. The requested consent was approved by the noteholders.

ITEM 15.   CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures. Within the 90 days prior to the date of this annual report, we carried out an evaluation under the supervision and with the participation of our management, including the Chief Executive Officer, Chief Corporate Officer and Corporate Comptroller, of the effectiveness of the design and operation of our disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon and as of the date of our evaluation, referred to in this annual report as the Evaluation Date, the Chief Executive Officer, Chief Corporate Officer and Corporate Comptroller concluded that the disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports that we file and submit under the under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported as and when required.

Changes in Internal Controls. Since the Evaluation Date, there have not been any significant changes in our internal controls or in other factors that could significantly affect such controls.

Back to Contents

PART III

ITEM 18.   FINANCIAL STATEMENTS

 Our financial statements are included in this Form 20-F beginning at page F-1.

ITEM 19.   EXHIBITS

LIST OF EXHIBITS

NUMBER	DESCRIPTION

1	Our bylaws (estatutos), together with an English translation.***

2(b)(1)	Indenture, dated April 25, 1997, among us, IBJ Schroder Bank & Trust Company, as Trustee, and Citibank, N.A. as Principal Paying Agent and Security Registrar.*

2(b)(2)	First Supplemental Indenture, dated March 19, 1998, among us, IBJ Schroder Bank & Trust Company, as Trustee, and Citibank, N.A. as Principal Paying Agent and Security Registrar.**

2(b)(3)	Second Supplemental Indenture, dated March 19, 2001, between us and The Bank of New York, as Trustee.

2(b)(4)	Third Supplemental Indenture, dated September 25, 2002, among us and The Bank of New York, as Trustee.

2(b)(5)	Registration Rights Agreement, dated April 30, 1997, among Citibank, N.A., the other initial purchasers named therein and us.*

4(a)(1)	Contract among us, Papeles Industriales Crisoba, S.A. de C.V., Fincas Industriales, S.A. de C.V. and SCA Mölnlycke AB for the acquisition of 51% of the shares of Sancela, S.A. de C.V., dated September 19, 1996.*

4(a)(2)	Contract among us, Papeles Higiénicos del Centro, S.A. de C.V. and Kimberly-Clark de México, S.A. de C.V. for the acquisition of a tissue manufacturing facility in Ecatepec, Mexico, dated April 24, 1997.*

4(a)(3)	Summary of Restructuring Agreement dated July 26, 1996.*

7	Calculation of ratio of earnings to fixed charges.

8	List of most important subsidiaries as of June 1, 2003.

12.1	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Previously filed in our registration statement on Form F-4, as amended (File No. 333-7238), originally filed with the Commission on July 29, 1997. Incorporated herein by reference.

**	Previously filed in our annual report on Form 20-F (File No. 000-32953), filed with the Commission on June 29, 1998. Incorporated herein by reference.

***	Previously filed in our annual report on Form 20-F (File No. 000-32953), filed with the Commission on July 2, 2001. Incorporated herein by reference.

Back to Contents

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant, Copamex, S.A. de C.V., certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

COPAMEX, S.A. DE C.V.

By:	/s/ Carlos Luis Díaz Sáenz
Carlos Luis Díaz Sáenz
General Counsel

Date: July 11, 2003

Back to Contents

CERTIFICATION

I, Alejandro Martín Ferrigno Maldonado, certify that:

1.   I have reviewed this annual report on Form 20-F of Copamex, S.A. de C.V.;

2.   Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.   Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.   The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c.	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.   The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a.	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.   The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: July 11, 2003.

/s/ Alejandro Martín Ferrigno Maldonado
Alejandro Martín Ferrigno Maldonado Chief Executive Officer

Back to Contents

CERTIFICATION

I, Sergio Francisco de la Garza y de Silva, certify that:

1.   I have reviewed this annual report on Form 20-F of Copamex, S.A. de C.V.;

2.   Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.   Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.   The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c.	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.   The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a.	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.   The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: July 11, 2003.

/s/ Sergio Francisco de la Garza y de Silva
Sergio Francisco de la Garza y de Silva Chief Corporate Officer

Back to Contents

CERTIFICATION

I, Rodolfo Gutiérrez Peña, certify that:

1.   I have reviewed this annual report on Form 20-F of Copamex, S.A. de C.V.;

2.   Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.   Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.   The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c.	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.   The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a.	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.   The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: July 11, 2003.

/s/ Rodolfo Gutiérrez Peña
Rodolfo Gutiérrez Peña Corporate Comptroller

Index to Financial Statements

Consolidated Financial Statements of Copamex, S.A. de C.V. and Subsidiaries

Back to Contents

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders of
Copamex, S.A. de C.V.

We have audited the accompanying consolidated balance sheets of Copamex, S.A. de C.V. and Subsidiaries, as of December 31, 2002 and 2001 and the related consolidated statements of income, changes in stockholders' equity and changes in financial position for each of the three years in the period ended December 31, 2002. These consolidated financial statements are the responsibility of Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the 2002 and 2001 financial statements of certain subsidiaries, which statements reflect 24.2% and 21.5% of total consolidated assets as of December 31, 2002 and 2001, respectively, and 23% and 24% of total revenues for the years then ended. Those statements were audited by other independent auditors whose reports have been furnished to us, and our opinion, insofar as it relates to data included for those subsidiaries, is based sole ly on the reports of the other independent auditors.

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

In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Copamex, S.A. de C.V. and Subsidiaries as of December 31, 2002 and 2001, and the consolidated results of their operations and changes in their consolidated financial position for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in Mexico, which differ in certain respects from those followed in the United States (see Note 17).

As mentioned in Note 1 to the accompanying financial statements, effective January 1, 2000 the Company adopted the requirements of Mexican Accounting Bulletin D-4 “Accounting for Income Tax, Asset Tax and Employee Profit Sharing,” issued by the Mexican Institute of Public Accountants

MANCERA, S.C.
A Member Practice of
Ernst & Young Global

/s/ HÉCTOR HONGO TSUJI
C.P. HÉCTOR HONGO TSUJI

Garza García, N.L.
February 28, 2003.

Back to Contents

To the Board of Directors and Stockholders of Copamex Empaque, S. A. de C. V.:

We have audited the accompanying consolidated balance sheets of Copamex Empaque, S. A. de C. V. (a Mexican corporation) and Subsidiaries (collectively referred to as the “Company”), as of December 31, 2002, and the related consolidated statements of income, changes in stockholders’ equity and changes in financial position for the year then ended. These financial statements are the responsibility of the Company´s management. Our responsibility is to express an opinion on these financial statements based on our audit. We did not audit the financial statements of certain consolidated subsidiaries, which statements reflect total assets of approximately 30% of the consolidated totals as of December 31, 2002 and total revenues of approximately 36% of the total consolidated revenues for the year ended December 31, 2002. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for those entities, is based solely on the reports of such other auditors. The consolidated financial statements of the Company as of December 31, 2001 and for the year then ended were audited by other auditors who expressed an unqualified opinion in their report dated February 8, 2002.

We conducted our audit in accordance with auditing standards generally accepted in Mexico and in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audit and the reports from other auditors, such consolidated financial statements referred to above present fairly, in all material respects, the financial position of Copamex Empaque, S. A. de C. V. and Subsidiaries, as of December 31, 2002, the results of their operations, the changes in their stockholders’ equity, and changes in their financial position for the year then ended, in conformity with the accounting principles generally accepted in Mexico.

Accounting practices used by the Company in preparing the accompanying consolidated financial statements conform with accounting principles generally accepted in Mexico but do not conform with accounting principles generally accepted in the United States of America (U.S. GAAP). A description of these differences and a reconciliation of consolidated net income and stockholders’ equity to U.S. GAAP as permitted by the regulations of the U.S. Securities and Exchange Commission, which allow omission of the requirement to quantify, in the U.S. GAAP reconciliation, the differences attributable to the effects of comprehensive inflation adjustments recorded locally, are set forth in Notes 18 and 19.

San Pedro Garza García, N.L; Mexico
February 21, 2003

Back to Contents

COPAMEX, S.A. DE C.V. AND SUBSIDIARIES

Consolidated Balance Sheets
As of December 31, 2002 and 2001

(Thousands of constant Mexican pesos as of December 31, 2002)

Assets	2002		2001		Liabilities and stockholders’ equity	2002		2001

Current assets:					Current liabilities:
Cash and cash equivalents	Ps.	88,274	Ps.	229,895	Short-term debt – Note 7	Ps.	771,048	Ps.	1,321,814
Trade receivables, net of an allowance					Current portion of long-term debt – Note 7		509,665		890,400
for doubtful accounts of $53,781					Suppliers		1,164,551		994,477
in 2002 and $47,354 in 2001 – Note 2		1,462,112		1,540,167	Related parties – Note 9		—		7,460
Related parties – Note 9		362,963		183,346	Other accounts payable – Note 12		894,682		615,574
Other accounts receivable – Note 12		173,482		192,194	Income tax, asset tax and employees’ profit sharing		30,896		39,416
Inventories, net – Note 3		1,026,429		945,649
Prepaid expenses		269,391		250,781	Total current liabilities		3,370,842		3,869,141

Total current assets		3,382,651		3,342,032
					Long-term liabilities:
					Long-term debt – Note 7		4,025,000		2,860,385
Investments in associated					Labor obligations – Note 10		109,728		107,107
companies – Note 4		45,976		82,027	Deferred taxes – Note 13		1,670,139		1,939,937

					Total long-term liabilities		5,804,867		4,907,429

Property, plant and equipment,					Total liabilities		9,175,709		8,776,570
net – Note 5		8,979,412		9,012,294

					Stockholders’ equity – Note 11:
					Capital stock		5,099,719		5,094,602
					Additional paid-in capital		6,697		6,697
					Retained earnings		1,223,725		1,580,905
					Deficit from restatement of stockholders’ equity		(654,735)		(620,478)
					Cumulative effect of deferred income tax		(1,869,391)		(1,869,391)

					Total majority stockholders’ equity		3,806,015		4,192,335
Goodwill – Note 4		133,204		122,463	Minority interest – Note 11 b		209,816		249,627

Intangible assets, net – Note 6		650,297		659,716	Total stockholders’ equity		4,015,831		4,441,962

Total assets	Ps.	13,191,540	Ps.	13,218,532	Total liabilities and stockholders’ equity	Ps.	13,191,540	Ps	13,218,532

See accompanying notes

Back to Contents

COPAMEX, S.A. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Income
Years ended December 31, 2002, 2001 and 2000

(Thousands of constant Mexican pesos as of December 31, 2002)

		2002		2001		2000

Net sales	Ps.	7,867,393	Ps.	8,052,571	Ps.	8,315,352
Cost of sales		(5,108,650)		(5,176,530)		(5,664,204)

Gross margin		2,758,743		2,876,041		2,651,148
Selling and administrative expenses		(1,960,753)		(1,902,192)		(1,819,895)

Operating income		797,990		973,849		831,253

Comprehensive financing cost:
Interest income		39,094		40,859		28,840
Interest expense		(514,278)		(603,062)		(669,528)
Exchange (loss) gain, net		(675,187)		275,936		(98,822)
Monetary gain		236,844		189,939		402,053
Other financing cost – Note 2		(36,433)		(11,955)		(4,022)

		(949,960)		(108,283)		(341,479)

Other expenses, net – Note 12		(117,515)		(110,080)		(74,418)
Equity in income of associated companies		(40,350)		(27,307)		—

Asset write down – Note 5		(194,534)		(635,151)		—

(Loss) income before income tax and asset taxes,
and employee profit sharing		(504,369)		93,028		415,356
Income tax benefit (expense) – Note 13		204,550		(87,809)		(243,992)
Employee profit sharing		(8,666)		(10,573)		(7,053)

Net (loss) income before minority interest		(308,485)		(5,354)		164,311
Minority interest		(48,695)		(55,359)		(39,882)

Net (loss) income of majority stockholders	Ps.	(357,180)	Ps.	(60,713)	Ps.	124,429

Weighted average common shares outstanding		28,499,955		28,507,926		28,482,921
Net (loss) income per common share (in pesos)	Ps.	(12.53)	Ps.	(2.12)	Ps.	4.36

See accompanying notes.

Back to Contents

COPAMEX, S.A. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Changes in Financial Position
Years ended December 31, 2002, 2001 and 2000

(Thousands of constant Mexican pesos as of December 31, 2001)

		2002		2001		2000

Operating activities:
Net (loss) income	Ps.	(308,485)	Ps.	(5,354)	Ps.	164,311
Items not requiring the use of resources:
Allowance for doubtful accounts		8,981		5,651		5,503
Depreciation		390,366		383,384		453,285
Amortization		71,387		47,752		49,008
Asset write down		194,534		535,899		—
Equity in income of associated companies		40,350		27,307		—
Provision for labor obligations		14,571		14,937		13,411
Deferred income tax		(251,318)		60,171		220,312

		160,386		1,069,747		905,830
Trade receivables		69,074		306,907		(200,888)
Inventories		(133,514)		(144,428)		(87,972)
Related parties		—		(61,153)		(1,795)
Prepaid expenses		(18,611)		(121,262)		(65,946)
Suppliers		170,073		96,818		76,114
Other accounts receivable and payable, net		285,869		99,833		92,083
Income tax, asset tax and employee profit sharing		(8,520)		21,934		(57,148)

Resources provided by operating activities		524,757		1,268,396		600,278

Financing activities:
Short-term bank loans		(550,766)		(67,741)		(495,586)
Bonds		(744,513)		(164,467)		(147,184)
Proceeds from bank borrowings and issuance of long-term debt		1,567,725		605,661		1,378,584
Payments of long-term debt		(1,528,357)		(1,022,339)		(761,743)
Related parties		(187,077)		95,983		(209,991)
Effect of spin-off		—		(7,417)		—
Effect of merger		5,117		—		—
Minority interest		(88,507)		935		(13,743)

Resources provided (used in) by financing activities		(37,352)		(559,385)		(249,663)

Investing activities:
Property, plant and equipment, net		(484,168)		(310,975)		(317,993)
Acquisition of subsidiary – Note 4		(67,850)		—		—
Intangible assets		(51,003)		(45,029)		(90,691)
Investment in associated companies		(26,005)		(161,626)		(10,006)

Resources used in investing activities		(629,026)		(517,630)		(418,690)

Increase (decrease) in cash and cash equivalents		(141,621)		191,381		(8,075)
Cash and cash equivalents at the beginning of year		229,895		38,514		46,589

Cash and cash equivalents at the end of year	Ps.	88,274	Ps.	229,895	Ps.	38,514

See accompanying notes.

Back to Contents

COPAMEX, S.A. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders’ Equity
For the years ended December 31, 2002, 2001 and 2000

(Thousands of constant Mexican pesos as of December 31, 2002)

	Capital stock		Additional paid-in capital		Retained earnings		Deficit from restatement of stockholders’ equity		Cumulative effect of deferred income taxes		Total majority stockholders’ equity		Minority interest			Total

Balances at December 31, 1999	Ps.	5,094,474	Ps.	—	Ps.	1,517,189	Ps.	(154,530)	Ps.	—	Ps.	6,457,133	Ps.	191,187	Ps.	6,648,320
Cumulative effect of deferred taxes									Ps.	(1,869,391)		(1,869,391)		(23,993)		(1,893,384)
Increase in capital stock		7,545	Ps.	6,697								14,242				14,242
Minority interest												—		26,139		26,139
Net income for the year						124,429						124,429				124,429
Deficit from holding non-monetary assets (net of deferred taxes)								(253,355)				(253,355)				(253,355)

Comprehensive income (loss)						124,429		(253,355)				(128,926)				(128,926)

Balances at December 31, 2000		5,102,019		6,697		1,641,618		(407,885)		(1,869,391)		4,473,058		193,333		4,666,391
Effect of spin-off		(7,417)										(7,417)				(7,417)
Minority interest												—		56,294		56,294
Net loss for the year						(60,713)						(60,713)				(60,713)
Deficit from holding non-monetary assets (net of deferred taxes)								(212,593)				(212,593)				(212,593)

Comprehensive income (loss)						(60,713)		(212,593)				(273,306)				(273,306)

Balances at December 31, 2001		5,094,602		6,697		1,580,905		(620,478)		(1,869,391)		4,192,335		249,627		4,441,962
Effect of merger		5,117										5,117				5,117
Minority interest												—		(39,811)		(39,811)
Net loss for the year						(357,180)						(357,180)				(357,180)
Deficit from holding non-monetary assets (net of deferred taxes)								(34,257)				(34,257)				(34,257)

Comprehensive income (loss)						(357,180)		(34,257)				(391,437)				(391,437)

Balances at December 31, 2002	Ps.	5,099,719	Ps.	6,697	Ps.	1,223,725	Ps.	(654,735)	Ps.	(1,869,391)	Ps.	3,806,015	Ps.	209,816	Ps.	4,015,831

See accompanying notes

Back to Contents

COPAMEX, S.A. DE C.V. AND SUBSIDIARIES

Notes to Consolidated Financial Statements
Years ended December 31, 2002, 2001 and 2000

(Thousands of constant Mexican pesos as of December 31, 2002)

1.	Description of the business and significant accounting policies

I.	Description of business

Copamex, S.A. de C.V. (the Company) is a Mexican holding company that holds the shares of the companies listed below.

The main activities of these companies are concentrated in three product groups: 1) the consumer products group, which includes bathroom and facial tissue, paper towels, paper napkins, adult incontinence products, feminine care products, away-from-home products, notebooks and baby diapers, 2) the packaging products group which includes kraft paper, multi-wall paper bags, corrugated containers and specialty papers 3) the printing and writing products group which includes cut-sized paper, bond paper and carbonless papers.

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

Principles of consolidation

The consolidated financial statements include those of Copamex, S.A. de C.V. and the subsidiaries in which they hold the majority of the capital stock, as follows:

Back to Contents
	% ownership
	2002	2001

Copamex Productos al Consumidor, S.A. de C.V.	100.00%	100.00%
Copamex Comercial, S.A. de C.V.	100.00%	100.00%
Industrial Papelera Mexicana, S.A. de C.V.	100.00%	100.00%
Papeles Higiénicos del Centro, S.A. de C.V.	100.00%	100.00%
Papeles Higiénicos de México, S.A. de C.V.	100.00%	100.00%
Inpamex Planta Huehuetoca, S.A. de C.V.	100.00%	100.00%
Servicios Comerciales Cocosa, S.A. de C.V.	99.96%	99.96%
Sancela, S.A. de C.V.	51.00%	51.00%
Comercializadora Sancela, S.A. de C.V.	51.00%	51.00%
Sancela de Costa Rica, S.A.	51.00%	51.00%
Sanco Interacción Comercial, S.A. (1)	—	51.00%
Copamex Empaque, S.A. de C.V.	100.00%	100.00%
Papelera de Chihuahua, S.A. de C.V.	100.00%	100.00%
Maquinaria y Equipo Pachisa, S.A. de C.V.	100.00%	100.00%
Cía. Papelera Maldonado, S.A. de C.V.	100.00%	100.00%
Maquinaria y Equipo Papelera, S.A. de C.V.	99.81%	99.81%
Inmobiliaria Hemisferio, S.A. de C.V.	100.00%	100.00%
Copamex Corrugados, S.A. de C.V.	100.00%	90.00%
Corrugado y Fibra, S.A. de C.V. (2)	100.00%	—
Sacos y Envases Industriales, S.A. de C.V.	100.00%	100.00%
Inmobiliaria Nueva España 2000, S.A. de C.V.	100.00%	100.00%
Maquinaria y Equipo Seisa, S.A. de C.V.	100.00%	100.00%
Master Fibers Inc.	100.00%	100.00%
Comercial Recicladora, S.A. de C.V.	100.00%	100.00%
Specialty Paper Packaging, Co. (2)	100.00%	—
Inmobiliaria Meriadiano Cero, S.A. de C.V. (3)	100.00%	—
Copamex Papeles para Escritura e Impresión, S.A. de C.V.	100.00%	100.00%
Comercializadora Copamex, S.A. de C.V.	100.00%	100.00%
Pondercel, S.A. de C.V.	100.00%	100.00%
Plantaciones Industriales Mexicanas, S.A. de C.V.	100.00%	100.00%
Taloquimia, S.A. de C.V.	100.00%	51.00%
Recicladora de Papel y Derivados, S.A. de C.V.	100.00%	100.00%
Industrias Unidas de Centroamérica, S.A.	70.00%	70.00%
Grupo Copamex de Centroamérica, S.A.	100.00%	100.00%
Corporativo Copamex, S.A. de C.V.	100.00%	100.00%
Desarrollo Inmobiliario del Poniente, S.A. de C.V.	100.00%	100.00%
Bolsas Maldonado, S.A. de C.V.	99.60%	99.60%
Desarrollo Inmobiliario COINSA, S.A. de C.V.	100.00%	100.00%
Inmobiliaria Industrial Carrera, S.A. de C.V. (2)	100.00%	—
Productos El Cid, S.A. de C.V.	50.00%	—

(1)	Company merged in Sancela, S.A. de C.V. during 2002.
(2)	Company incorporated in 2002.
(3)	Company incorporated through the spin-off of Copamex Corrugados, S.A. de C.V., effective 2002.

All intercompany balances and transactions have been eliminated for consolidation purposes.

Back to Contents

Recognition of the effects of inflation

The Company and its subsidiaries recognize the effects of inflation on financial information as required by Mexican Accounting Bulletin B-10 ("Recognition of the Effects of Inflation on Financial Information"), as amended. Consequently, the amounts presented in the accompanying financial statements and in these notes are expressed in thousands of Mexican pesos with purchasing power as of December 31, 2002.

Deficit from restatement of stockholders' equity

Surplus (deficit) from restatement of stockholders’ equity includes: i) the accumulated monetary position gain determined at the time the provisions of Bulletin B-10 were first applied; and ii) the result from holding non-monetary assets, which represents the net difference between restatement by the specific-cost method, compared to restatement based on the Mexican National Consumer Price Index (NCPI).

Comprehensive financing cost

The comprehensive financing cost consists of net interest expense, foreign exchange gains and losses, the monetary gain and other financing cost.

Monetary gain

This represents the result of holding monetary assets and liabilities, the real value of which declines in inflationary periods.

The monetary position result is calculated on the net monthly monetary positions, using factors derived from the NCPI.

Back to Contents

Recognition of revenues

Revenue is recognized as earned, when all of the following criteria are met:

–	Persuasive evidence of an arrangement exists.
–	Shipment has occurred or products have been delivered in accordance with the terms specified in the contracts.
–	The seller’s price to the buyer is fixed or determinable, and
–	Collectibility is reasonably assured.

Cash and cash equivalents

All highly liquid investments purchased with a maturity of three months or less when acquired are considered as cash equivalents and are carried at fair market value. Cash consists primarily of bank deposits.

Inventories and cost of sales

Inventories and cost of sales are presented at replacement cost, which is not in excess of realizable value, using the direct costing method.

Investments in associated companies

Investments in associated companies are those in which the Company owns more than 10% and less than 50% of the common outstanding shares. These investments are valued using the equity method, whereby the Company recognizes its equity interest in the results of operation of the associated companies.

Goodwill

This represents the difference between the acquisition cost and the fair value of the acquired net assets at the time of acquisition. Such excess is amortized using the straight-line method over a period of twenty years from the date of acquisition.

Property, plant and equipment

Property, plant and equipment are initially recorded at acquisition cost. The value of fixed assets is restated using factors derived from the NCPI.

F11

Back to Contents

All the costs incurred during the period of installation and testing of new machinery are capitalized, including the related comprehensive financing cost incurred during the mentioned period.

Depreciation is calculated using the straight-line method based on the restated value of the assets and applying rates in accordance with the estimated useful lives of the assets.

Intangible assets

Intangible assets are initially recorded at cost and then restated using factors derived from the NCPI.

These items are amortized using the straight-line method based on the restated value of the assets over a period of 3 to 20 years.

Long-lived assets

The company periodically evaluates potential impairment loss relating to intangible and long-lived assets by assessing whether the unamortized carrying amount can be recovered over the remaining life of the assets through undiscounted future expected cash flows generated by the assets. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, a loss is recognized for the difference between the carrying value of the assets and the expected future undiscounted cash flows. Intangible and long-lived assets are reviewed for impairment whenever events of changes in circumstances indicate that the carrying amount may not be recoverable.

Effective January 1, 2004 the Company will be required to adopt Bulletin C-15 which modifies the method in which companies must measure potential impairment losses relating to long-lived assets and intangible assets with indefinite lives. Under the provisions of the bulletin an impairment loss of long-lived assets will be required to be recognized when the carrying value of assets, measured at the cash-generating unit level, exceeds the recoverable value. A cash-generating unit (joint venture, subsidiary, production line, division or segment) is in the minimum identifiable grouping of assets that generate cash flows that are independent of other groups of assets. The recoverable value is defined as the greater of the value in use (present value of the estimated future net cash flows using an appropriate discount rate) or an estimated net selling price between interested parties, which is reasonable and verifiable. An impairment loss for intangible assets with indefinite lives is determined in two stages; in the first, the determination of the excess value in use of the cash generating units other than the intangible assets with indefinite lives and goodwill and in the second, the determination of the recoverability of the intangible assets with indefinite lives and goodwill based on their perpetual value, determined based on the average excess value in use of the cash generating units previously mentioned. Impairment losses may be reversed in future periods when the recoverable value exceeds the carrying value of the related assets and it can clearly justified and demonstrated that the change is permanent and verifiable. The Company is currently in the process of determining the impact of that new bulletin will have on its financial position and results of operations.

Back to Contents

Transactions in foreign currencies

Transactions in foreign currencies are recorded at the prevailing exchange rate at the time of the related transactions. Foreign currency denominated assets and liabilities are translated to pesos at the prevailing exchange rate at the balance sheet date. Exchange gains and losses are taken to income as part of comprehensive financing income (cost) (See Note 8).

Labor obligations

Mexican Federal Labor Law establishes the obligation to make certain payments to personnel who leave the Company’s under certain circumstances. The Company follows the policy of recording severance payments in the results of the year in which they are made. Pension expenses and seniority premiums are recognized periodically on the basis of the calculations prepared by independent actuaries using the projected unit credit method and financial hypotheses net of inflation, as required by Mexican Accounting Principles Bulletin D-3.

Comprehensive (loss) income

On January 1, 2001, Bulletin B-4 “Comprehensive Income” became effective. The application of Bulletin B-4 has no effect on the net (loss) income for the year or on stockholders’ equity. Comprehensive income is the net loss or income for the period, plus, if applicable, those items whose effect is reflected directly in stockholders’ equity and that do not constitute contributions, reductions or distributions of capital.

Earnings per share

Earnings per share are computed by dividing net income for the year by the weighted average number of common shares outstanding during the year.

Advertising

The Company expenses advertising costs as they are incurred. Total advertising expenses charged to operations were approximately Ps. 356,478, Ps. 409,415 and Ps. 328,372 for the years ended December 31, 2002, 2001 and 2000, respectively.

Financial instruments

During February 2000, the Mexican Institute of Public Accountants issued Bulletin C-2, “financial Instruments”, which became effective as of January 1, 2001. Bulletin C-2 provides guidance for recognizing, measuring and disclosing information about financial assets and financial liabilities, including accounting for derivative financial transactions. Bulletin C-2 requires that all financial instruments, with the exception of derivative financial instruments designated as hedges and held to maturity investments, be recorded on the balance sheet at their fair values and changes in their fair value are recognized in earnings of each period. With respect to derivative financial instruments, Bulletin C-2 requires that they be accounted for in the same manner as the items being hedged; held to maturity investments are recorded at amortized cost, subject to impairment evaluation.

Back to Contents

In January 2002, the Company entered into a cross currency interest rate swap that has been designated as a hedge of the interest rate risk associated with its peso denominated variable rate debt. (see note 7e).

Income tax, asset tax and employees’ profit sharing

Effective January 1, 2000, the Company adopted the requirements of Bulletin D-4 “Accounting Treatment for Income Tax, Asset Tax and Employees’ Profit Sharing” issued by the Mexican Institute of Public Accountants. This Bulletin requires the recognition of deferred taxes on all the temporary differences in balance sheet accounts for financial and tax reporting purposes, using the enacted income tax rate at the date of issuance of the financial statements. Through December 31, 1999, deferred taxes were recognized only for temporary differences that were considered to be non-recurring and that had a known turnaround time.

In accordance with this Bulletin, the cumulative effect of deferred tax assets and liabilities at the beginning of 2000 (Ps. 1,869,391) was applied to stockholders’ equity without restructuring the financial statements of prior years.

Income tax incurred for the year is charged to results of operations and represents a liability due and payable within a maximum term of one year.

The Company evaluates periodically the recoverability of its deferred tax assets, and if necessary, establishes and adjusts the corresponding allowance.

In conformity with the Bulletin, deferred employee profit sharing is recognized only on temporary differences determined in the current year reconciliation between the net income for financial reporting and for employee profit sharing purposes, provided there is no indication that the related liabilities or assets will not be realized in the future.

Current year employee profit sharing is charged to results and represents the liability due and payable within a maximum term of one year.

Reclassifications

Certain amounts shown in the 2001 and 2000 consolidated financial statements have been reclassified for uniformity of presentation with 2002.

Back to Contents
2.	Trade receivables

Trade accounts correspond to accounts receivable from sales to third parties.

During the years ended December 31, 2002, 2001 and 2000, the Company sold certain receivables through non-recourse factoring agreements. The discount on the sale of receivables was Ps. 36,433, Ps. 11,955 and Ps. 4,022 in 2002, 2001 and 2000, respectively, and was included in comprehensive financing cost of those years.

3.	Inventories

At December 31, 2002 and 2001, inventories are comprised of the following:

		2002		2001

Raw materials	Ps.	411,067	Ps.	371,100
Finished goods		289,737		245,330
Work in process		60,231		47,591
Materials and spare parts		163,133		179,027
Inventory in transit		95,227		90,722
Advances to suppliers		7,034		11,879

	Ps.	1,026,429	Ps.	945,649

4.	Investments in associated companies

a)	At December 31, 2002 and 2001 the investments in associated companies are comprised of the following:
					%
	2002		2001		ownership

Corrugado y Fibra, S.A. de C.V.	Ps.	—	Ps.	6,497	(1)
Copamex Higiene Infantil, S.A. de C.V. (2)		45,976		75,530	45%

	Ps.	45,976	Ps.	82,027

(1)	In July 2002, Copamex Empaque, S.A. de C.V. acquired from related parties the remaining 55% of the investment in Corrugado y Fibra, S.A. de C.V. and the remaining 10% of Copamex Corrugados, S.A. de C.V. The total amount paid to acquire these interests was Ps.67,850. The excess of the cost over the book value of these investments was Ps. 21,706.

Back to Contents

(2) In January 2003, the Company sold its interest to Grupo Empresarial Obispado, S.A. de C.V. (a related party) for Ps.66,000. The Company will continue purchasing products manufactured by COHINSA.

b)	The excess of the cost of shares of subsidiaries and associated companies over their book value is comprised as follows:

	2002		2001

Goodwill	Ps.	156,712	Ps.	135,006
Accumulated amortization		(23,508)		(12,543)

Goodwill net	Ps.	133,204	Ps.	122,463

5.	Property, plant and equipment

a)	At December 31, 2002 and 2001, property, plant and equipment consist of the following:

	2002		2001

Land	Ps.	540,087	Ps.	478,244
Buildings		1,684,057		1,732,832
Machinery and equipment		13,766,435		13,363,206
Other equipment		445,897		449,655
Advances to suppliers		19,660		28,831
Construction in progress		78,934		106,216

		16,535,070		16,158,984
Accumulated depreciation		(7,726,907)		(7,394,028)

		8,808,163		8,764,956
Idle machinery		171,249		247,338

	Ps.	8,979,412	Ps.	9,012,294

For the year ended December 31, 2002 the comprehensive financing cost capitalized was Ps.11,098.

Depreciation expense for the years ended December 31, 2002, 2001 and 2000 was Ps.390,366 Ps.383,384 and Ps.453,285, respectively.

Back to Contents

b)	At December 31, 2002 and 2001, the remaining useful lives of assets were:

	2002	2001

Buildings	14.1 to 42.7	17.1 to 43.5
Machinery and equipment	14.8 to 29.9	13.5 to 31.6
Other equipment	5.8 to 7.8	3.6 to 7.9

In October 2001, the Company decided to close the operations of the cellulose plant owned by Pondercel, S.A. de C.V. As a result of this decision machinery and equipment, including the spare-parts warehouse was stated at net realizable value as determined by an appraisal prepared by an independent expert registered with the National Banking and Securities Commission. Accordingly, the book value of Ps.783,237 was written down to Ps.247,338, representing a write-off of Ps.535,899. Expenses related to the shut down of the plant were Ps.99,252. The adjustments of Ps.635,151 included in the statement of income represents the costs associated with this asset write-down.

In 2002 the Company adjusted the estimated realizable value of the cellulose plant with an additional write-down of Ps. 120,240. Additionally, certain equipment currently held for sale by two other subsidiaries was written down to its estimated realizable value and represented a write-down of Ps.74,294. Total asset write-down in 2002 was Ps.194,534.

6.	Intangible assets

At December 31, 2002 and 2001, intangible assets consist of the following:

	2002		2001

Brand names, technology and software	Ps.	624,550	Ps.	624,550
Debt issuance costs		142,959		123,193
Capitalized software		94,725		82,258
Start-up expenses		17,883		17,883
Other		34,065		15,295

		914,182		863,179
Accumulated amortization		(263,885)		(203,463)

	Ps.	650,297	Ps.	659,716

Amortization expense for the years ended December 31, 2002, 2001 and 2000 was Ps.60,422, Ps.44,304, and Ps.45,398, respectively.

Back to Contents

7.	Short-term and long-term debt

a)	Short term debt

	2002		2001

Unsecured bank loans in Mexican Pesos	Ps.	306,029	Ps.	21,140
Unsecured bank loans in U.S. dollars		183,158		741,679
Euro Commercial Paper in U.S. dollars		281,861		558,995

Total	Ps.	771,048	Ps.	1,321,814

Interest rates		4.62%		4.15%
		to 12.00%		to 9.25%
Weighted average of applicable interest rates at December 31		8.68%		6.94%

The Company maintains short-term lines of credit totaling US$76.4 million, at December 31, 2002 with several banks. At December 31, 2002 amounts available under these lines of credit totaled US$29.6 million.

In addition, the Company has a line of credit for the issuance of Euro Commercial Paper in the amount of US$150 million, with short-term maturities. At December 31, 2002, the available balance under this line of credit was US$123 million. The Company has a line of credit for the issuance of Domestic Commercial Paper in the amount of Ps.500 million of which the available balance was Ps.500 millions at December 31, 2002.

b)	An analysis of long-term debt as of December 31, 2002 and 2001 is as follows:

		December 31

Type of loan	Interest rate	2002		2001

Bonds(1)	11.375%	Ps.	1,808,817	Ps.	1,747,206
Exchange certificate I(4)	TIIE plus 1.75		300,000		—
Exchange certificate II(2)	Cetes plus 2.75		300,000		317,100
Exchange certificate III(4)	Cetes plus 3.25		400,000		—
Syndicated bank loan I(3)	Libor plus 4%		521,965		872,295
Syndicated bank loan II(5)	Libor plus 4%		751,630		—
Unsecured bank loans	9.00%		—		484,608
Unsecured bank loans	Libor plus 1.81%		312,135		288,565
Various secured and unsecured bank loans	5.95%		140,118		41,011

			4,534,665		3,750,785
Current portion of long-term debt			(509,665)		(890,400)

		Ps.	4,025,000	Ps.	2,860,385

Back to Contents

(1)	In April 1997, Copamex, S.A. de C.V. made a private placement of notes totaling US$200 million, which mature in 2004. These bonds were converted into Yankee Bonds in September 1997.

During 1998, Copamex, S.A. de C.V. repurchased US$19.7 million of these in the secondary market, resulting in a gain of US$1.4 million. During 2002, Copamex, S.A. de C.V. repurchased US$7.0 million of the bonds in the secondary market, resulting in a gain of US$155,000. At December 31, 2002, the outstanding balance of the bonds amounted to US$173.3 million.

(2)	In December 2001, exchange certificates were issued in the amount of Ps.300 million, for a term of three years, maturing in December 2004. The proceeds were used to acquire US$28 million, which were deposited in an irrevocable trust fund established with Banco Nacional de México, S.A. (No. 111133-5), to be further applied to the payment of the issuance of Euro Commercial Paper due in January 2002.

(3)	In March 13, 2000 the Company obtained a Syndicated loan by various banks, with Citibank, N.A. as the agent. The total amount of the loan was US$130 million with principal payments to be made quarterly with final payment due in March 2004.

(4)	In April and August 2002, exchange certificates were issued in the amount of Ps.300 million and Ps.400 million, which mature in March 2006 and July 2007 respectively. The total proceeds from these issues were used to repay short term debt and current portion of long term debt.

(5)	In March 2002, Copamex, S.A. de C.V. obtained a Syndicated loan from various banks with Citibank as the agent. The total amount of the loan was US$72 million with principal payments to be made quarterly with the final payment due in April 2006. The proceeds were used to repay short-term debt and current portion of long term debt.

c)	The loan agreements of the long-term loans contain certain covenants requiring the borrower to maintain specific financial ratios. At December 31, 2001, Copamex and some of its subsidiaries failed to comply with some covenants; the financial ratios breached with one of the banks, which maturity was September 30, 2002, were the liquidity and debt service ratios; the Company obtained the waiver for the said deficiencies through March 31, 2002, but cured these violations by repayment of such loans on March 22, 2002. At December 31, 2002 the Company has complied with all obligations and restriction established by these agreements.

d)	Future maturities of long-term debt as of December 31, 2002 is as follows:

2004	Ps.	2,816,368
2005		288,345
2006		512,213
2007		408,074

	Ps.	4,025,000

Back to Contents
e)	Interest rate Swap

In January, 2002, the Company entered into cross currency interest rate swap agreement with BBVA Bancomer, S.A.; accordingly, the Company shall pay interest at a fixed rate of 8.70%, in U.S. dollars, based on the reference amount of US$ 16.4 million, and receive interest, in Mexican pesos based on the TIIE rate plus 4.15 points and the reference amount of Ps. 150 million. During the year ended December 31, 2002 the Company received Ps.4,218 from the financial institution to settle its obligations under the terms of this agreement. The amounts received have been included in comprehensive financing cost.

8.	Foreign currency position

a)	At December 31, 2002 and 2001, foreign currency denominated assets and liabilities were as follows:

	Thousands of US Dollars

	2002		2001

Current assets	US$	10,232	US$	5,929
Short-term liabilities		(162,333)		(283,139)
Long-term liability		(289,770)		(262,406)

Short position, net	US$	(441,871)	US$	(539,616)

Inventories and property, plant and equipment of foreign origin	US$	536,421	US$	509,051

At December 31, 2002 and 2001 the exchange rates were Ps. 10.4393 and Ps. 9.1695 to the U.S. dollar, respectively. At February 28, 2003 the exchange rate was Ps. 11.0324 to the U.S. dollar.

b)	An analysis of transactions in foreign currencies during 2002, 2001 and 2000 is as follows:

	Thousands of US dollars

	2002		2001		2000

Sales	US$	20,907	US$	28,014	US$	32,669
Purchases		204,551		177,788		161,102
Lease agreements		3,562		1,305		1,087
Interest		41,543		53,413		58,003

Back to Contents
	Thousands of Mexican pesos

	2002		2001		2000

Sales	Ps.	204,227	Ps.	275,747	Ps.	339,850
Purchases		1,985,435		1,750,329		1,681,891
Lease agreements		35,386		13,284		11,318
Interest		415,661		538,437		632,585

9.	Related parties

a)	An analysis of balances with related parties as of December 31, 2002 and 2001 is shown below:

		2002		2001

Accounts receivable:
Current:
Dinámica Industrial Empresarial, S.A. de C.V.(1)	Ps.	47,063	Ps.	114,899
Grupo Empresarial Obispado, S.A. de C.V.(1)		165,264		—
Copamex Higiene Infantil, S.A. de C.V.(2)		139,008		54,655
Otros		11,628		13,792

	Ps.	362,963	Ps.	183,346

Accounts payable:
Grupo Empresarial Sierra Madre, S.A. de C.V.	Ps.	—	Ps.	7,460

	Ps.	—	Ps.	7,460

All of the Companies above are considered affiliates because the Company’s principal owners are directly or indirectly shareholders of these related parties. Dinámica Industrial Empresarial holds a 40% interest in the equity of the Company. In addition, the Company holds 45% of the shares of Copamex Higiene Infantil, S.A. de C.V. (COHINSA) (through January 2003) and Grupo Empresarial Obispado, S.A. de C.V. holds the remaining 55%.

(1)	The Company periodically makes loans to Dinámica Industrial Empresarial, S.A. de C.V. (Dinámica) and Grupo Empresarial Obispado, S.A. de C.V. on a revolving basis. These loans bear interest at the Mexican Interbank balance rate plus 3.55 points (11.80% at December 31, 2002), which spread may be changed according to market conditions; the interest is payable monthly.

Back to Contents
(2)	The Company sell and distribute baby diapers manufactured by COHINSA, a company controlled by Grupo Empresarial Obispado, S.A. de C.V. The Company finances COHINSA’s working capital needs, on a revolving basis. These loans bear interest at the Mexican Interbank balance rate plus 3.55 points (11.80% at December 21, 2002)

b)	A summary of the related party transactions for the years ended December 31, 2002, 2001 and 2000, is provided below:

		2002		2001		2000

Income from administrative services	Ps.	22,218	Ps.	17,225	Ps.	19,302
Interest income		23,903		26,303		22,289
Rental income		605		592		672
Interest expense		2,305		389		1,350
Rent expense		1,687		1,964		1,907
Purchase		181,021		157,763		40,245

Administrative services, which includes legal services, systems and tax related services, are rendered to Dinámica Industrial Empresarial, S.A. de C.V., Corrugado y Fibra, S.A. de C.V. and Copamex Higiene Infantil, S.A. de C.V.

10.	Labor obligations

The Company’s unfunded pensions plan provides a pension that is complementary to the Social Security pension and consists of a monthly payment that is guaranteed for 120 months. Payments are based on the monthly average ordinary salary received by the participant during the last 12 months prior to retirement. The participant must be at least 65 years old with at least 10 years of service with the Company in order to receive pension payments.

The net consolidated expense and the assumptions with respect to retirement pension and seniority premium plans as of and for the years ended December 31, 2002, 2001 and 2000 are as follows:

	2002

		Seniority
		premiums		Pensions		Total

Net periodic cost:
Labor cost	Ps.	2,547	Ps.	6,054	Ps.	8,601
Interest cost		1,028		3,307		4,335
Amortization of prior service cost		1,041		594		1,635

		4,616		9,955		14,571

Accumulated benefit obligation		25,895		81,100		106,995
Projected benefit obligation		27,982		90,237		118,219
Adjustments for deviations between
experience and actuarial assumption		3,959		5,888		9,847
Transition liability		4,290		7,734		12,024
Net projected liability		19,651		76,418		96,069
Additional liability		3,386		7,856		11,242
Discount rate		4.00%		4.00%
Amortization period		10.2 a 12.6		16.8 a 26.4

Back to Contents

	2001

	Seniority
	premiums		Pensions		Total

Net periodic cost:
Labor cost	Ps.	2,414	Ps.	5,434	Ps.	7,848
Interest cost		1,190		4,034		5,224
Amortization of prior service cost		847		1,018		1,865

		4,451		10,486		14,937

Accumulated benefit obligation		30,231		76,919		107,150
Projected benefit obligation		31,221		102,504		133,725
Adjustments for deviations between
experience and actuarial assumption		2,024		17,163		19,187
Transition liability		5,355		8,758		14,113
Net projected liability		23,621		75,604		99,225
Additional liability		7,076		8,378		15,454
Discount rate		4.5%		4.5%
Amortization period		10 years		21 years
		to 12 years		to 28 years

	2000

	Seniority
	premiums		Pensions		Total

Net periodic cost:
Labor cost	Ps.	2,061	Ps.	5,741	Ps.	7,802
Interest cost		1,067		3,204		4,271
Amortization		794		543		1,338

		3,922		9,489		13,411

Accumulated benefit obligation		25,066		61,202		86,268
Projected benefit obligation		27,710		82,774		110,484
Adjustments for deviations between
experience and actuarial assumption		1,965		9,066		11,031
Transition liability		5,615		7,710		13,325
Net projected liability		19,926		65,839		85,765
Additional liability		6,433		2,498		8,931
Discount rate		4.5%		4.5%
Amortization period		10 years		19 years
		to 13 years		to 28 years

Back to Contents

11.	Stockholders' equity

a)	The capital stock is variable, with a fixed minimum of Ps.600. There is no limit on the amount of variable capital.

At an extraordinary General Shareholders’ meeting held on June 17, 2002, the shareholders approved a merger of certain assets and capital stock from Corporación Industrial Corporativa, S.A. de C.V. (related party) with Copamex, S.A. de C.V., effective June 30, 2002.

Due to the above, Copamex, S.A. de C.V. increased its net assets and capital stock by Ps.4,983 (Ps.5,117 as of December 31, 2002). The capital increase is represented by the issuance of 49,825 ordinary nominative Class I, Series “H” shares, with a par value of Ps. 100 each.

At an extraordinary General Shareholders’ meeting held on September 17, 2001, the shareholders approved a spin-off of certain assets and capital stock from Copamex, S.A. de C.V. to Corporación Industrial Corporativa, S.A. de C.V., effective October 1, 2001.

Copamex, S.A. de C.V. on October 1, 2001 contributed to Corporación Industrial Corporativa, S.A. de C.V., spin-off company, assets amounting to Ps. 7,292 (Ps.7,416 at December 31, 2002). The decrease in capital was affected by the cancellation of 46,794 ordinary nominative Series “D,” “F,” and “G,” with a par value of Ps. 100 each.

At an extraordinary General Shareholders’ meeting held on July 25, 2000, the shareholders agreed to increase the Company’s variable capital by Ps.6,552 (Ps.7,470 in constant Mexican pesos at December 31, 2002), through the issuance of 65,515 ordinary, nominative shares with a par value of Ps.100 each.

Back to Contents

At December 31, 2002, 2001 and 2000, the capital stock presented in the consolidated balance sheet is as follows:

		2002		2001		2000

Fixed capital stock	Ps.	600	Ps.	600	Ps.	600
Variable capital stock		2,851,676		2,846,693		2,851,372

		2,852,276		2,847,293		2,851,972

Restatement		2,247,443		2,247,309		2,250,046

Total capital stock	Ps.	5,099,719	Ps.	5,094,602	Ps.	5,102,018

Outstanding ordinary nominative shares with a par value of Ps.100 each		28,522,751		28,472,926		28,519,720

b)	The investment of minority stockholders at December 31, 2002 and 2001 is as follows:

	2002		2001

Capital stock	Ps.	136,760	Ps.	169,669
Retained earnings		366,200		400,794
Deficit on restatement of stockholders’ equity		(318,149)		(348,879)
Minority income		48,695		55,359
Cumulative effect of deferred taxes		(23,690)		(27,316)

	Ps.	209,816	Ps.	249,627

The change in minority interest during the years ended December 31, 2002 and 2001 consisted of the following:

	2002		2001

Minority interest at beginning of the year	Ps.	249,627	Ps.	193,333
Net income for the year		48,695		55,359
Deficit on restatement of stockholders’ equity (net of deferred taxes)		30,730		(10,516)
Effect restructuring ownership		(36,761)		11,675
Dividends paid		(82,475)		(224)

Minority interest at end of the year	Ps.	209,816	Ps.	249,627

Back to Contents

c)	Earnings distributed in excess of the balances of the Net Tax Profit Account (CUFIN) will be subject to income tax payable by the companies at the rate in force.

Earnings distributed to individuals will be accumulated to other revenues, with the option to credit the equivalent to 35% on the dividend multiplied by a factor of 1.5385.

12.	Other information

An analysis of certain accounts presented in the consolidated financial statements at December 31, 2002 and 2001 and for the years ended December 31, 2002, 2001 and 2000 is as follows:

	2002		2001

Other accounts receivable:
Sundry debtors	Ps.	70,001	Ps.	53,516
Tax recoverable		70,495		100,854
Other		32,986		37,824

	Ps.	173,482	Ps.	192,194

Other accounts payable:
Interest payable	Ps.	63,703	Ps.	52,271
Advertising		274,250		191,987
Services		68,265		50,427
Sundry creditors		289,518		227,556
Value added tax		157,204		60,023
Advances from customers		41,742		33,310

	Ps.	894,682	Ps.	615,574

Other expenses, net:
(Loss) gain on sale of fixed assets and other materials	Ps.	(16,359)	Ps.	(15,224)	Ps.	12,683
Amortization of goodwill		(10,965)		(3,448)		(3,610)
Amortization of intangible assets		(60,422)		(44,304)		(45,398)
Other		(29,769)		(47,104)		(38,093)

	Ps.	(117,515)	Ps.	(110,080)	Ps.	(74,418)

Back to Contents

13.	Taxes

a)	Income and asset tax

Copamex, S.A. de C.V. and each of its subsidiaries are required to pay income tax or asset tax; whichever is greater during the year. Asset tax is levied at a rate of 1.8% of the net average value of most assets (at restated values), net of certain liabilities.

Effective January 1, 2002, a gradual decrease of one percentile point in the income tax rate was approved from 2003 onwards, so as to reach a rate of 32% in 2005.

The income tax of Copamex, S.A. de C.V. and Subsidiaries is determined on a consolidated basis. In accordance with the Mexican Income Tax Law, the tax consolidation involves netting the adjusted tax results of the subsidiaries of the Group. The netting is carried out based on the holding company’s equity interest in the subsidiaries’ taxable income or loss multiplied by 60% and 100% with respect to the holding Company’s taxable income or loss.

b)	Net operating losses carried forward and recoverable asset tax

At December 31, 2002, the tax loss carryforwards available to Copamex, S.A. de C.V. and its subsidiaries that may be applied against future earnings, restated using the NCPI through the years of utilization, are as follows:

Year of loss	Tax loss carryforward			Year of expiration

1998	Ps.	317,698		2008
1999		135,426		2009
2000		93,710		2010
2001		82,226		2011
2002		309,218		2012

	Ps.	938,278	(1)

(1)   Aproximately Ps.416,754 of the tax loss carryforwards may only be utilized by the subsidiaries in which they were incurred.

Back to Contents

At December 31, 2002 the recoverable asset tax is as follows:

Year of tax	Year of	Restated
payment	expiration	amounts

1999	2009	Ps.	8,789
2000	2010		17,614
2001	2011		20,087
2002	2012		21,073

		Ps.	67,563

c)	Deferred income tax

An analysis of income tax charged to net income for the years ended December 31, 2002, 2001 and 2000 is as follows:

	2002		2001		2000

Current income tax expense	Ps.	46,768	Ps.	27,638	Ps.	23,680
Deferred income tax (benefit) expense		(251,318)		60,171		220,312

	Ps.	(204,550)	Ps.	87,809	Ps.	243,992

Since current tax legislation partially recognized the effects of inflation on certain items that give rise to deferred income taxes, the current year net monetary effect on such items has been reclassified in the income statement from the monetary position result to current year deferred income taxes.

An analysis of deferred tax assets and liabilities as of December 31, 2002 and 2001 is as follows:

	Balances as of

	December 31,		December 31,
	2002		2001

Deferred tax assets
Tax losses carry forwards	Ps.	(300,249)	Ps.	(202,612)
Asset tax carry forwards		(67,563)		(98,863)
Accrued liabilities		(79,512)		(50,912)

		(447,324)		(352,387)

Deferred tax liabilities
Property, plant and equipment		1,662,704		1,849,495
Inventories		308,104		306,564
Intangible assets and other assets		146,655		136,265

		2,117,463		2,292,324

Deferred income tax liabilities	Ps.	1,670,139	Ps.	1,939,937

Back to Contents

The change in net of deferred income tax assets and liabilities during the years ended December 31, 2002, 2001 and 2000 is as follows:

		2002		2001		2000

Deferred tax (benefit) expense	Ps.	(251,318)	Ps.	60,171	Ps.	220,312
Applied to deficit from restatement of stockholders’ equity		(18,480)		(114,475)		(95,462)

	Ps.	(269,798)	Ps.	(54,304)	Ps.	124,850

The differences between actual income tax expense and the amount computed by applying the statutory income tax rate to the income before income taxes for the years ended December 31, 2002, 2001 and 2000 were as follows:

		2002		2001		2000

Pretax income	Ps.	(504,369)	Ps.	93,028	Ps.	415,357
Permanent items:
Inflationary effects		264,605		186,768		377,426
Non-deductible		(5,423)		(35,428)		120,090
Monetary positions		(236,844)		(189,939)		(402,053)
Reduction of rate		(475,431)		—		—
Other items		373,033		196,455		186,298

Income after permanent items		(584,429)		250,884		697,118
Income tax rate		35%		35%		35%

Income tax	Ps.	(204,550)	Ps.	87,809	Ps.	243,992

d)	Tax balances

At December 31, 2002 and 2001, the Company had the following account balances for tax purposes:

Balance of restated contributed capital account (CUCA), Ps. 758,618 as of December 31, 2002 and Ps. 759,190 as of December 31, 2001.

Balance of net tax profit account (CUFIN), Ps.1,704,273 as of December 31, 2002 and Ps.1,653,397 as of December 31, 2001.

e)	Employees’ profit sharing

The Company and its subsidiaries are required to pay employee profit sharing, in addition to the employees’ contractual compensations and benefits. The statutory employee profit sharing rate is 10% and it is computed based on taxable income after eliminating certain effects of inflation and the restatement of depreciation expense.

Back to Contents

14.	Contingency

The Company has been subject to different claims in connection with the termination of a commercial agreement to distribute its goods in Costa Rica. Under Costa Rica legislation, distributors are generally protected against foreign corporations; consequently, it is likely that proceedings will be filed against the Company. The related liability has not been quantified, however, the Company’s legal advisors have advised the Company that this situation should not have an adverse effect on its results of operations or financial position.

15.	Commitments

The Company has entered into two operating lease agreements through its subsidiaries (the lessees), Inpamex Planta Huehuetoca, S.A. de C.V. (Operating Lease Agreement I) and Papeles Higiénicos de México, S.A. de C.V. (Operating Lease Agreement II) and GE Capital CEF Mexico, S.A. de C.V. (the lessor).

Through Operating Lease Agreement I, the lessor agrees to acquire and lease specialized machinery for packaging finished products with a value of US $ 6.8 million. This agreement stipulates a mandatory term of 24 quarters (6 years) effective January 1, 2000. The quarterly rental bases are payable by adding or subtracting a quarterly adjustment rental, as applicable.

Through Operating Lease Agreement II, the lessor agrees to acquire and lease specialized machinery for tissue paper production with a value of US$17.7 million. This agreement stipulates a mandatory term of 28 quarters (7 years) effective January 1, 2002. The quarterly rental bases are payable by adding or subtracting a quarterly adjustment rental, as applicable. The Company made advance payments of US$820,731 through December 31, 2001. On July 17, 2002 the company entered into an agreement to amend its master lease agreement. Under the terms of the amendment the lessor agreed to reduce the future minimum lease payments that were scheduled to commence on January 1, 2002 from US$13.9 million to U$13.25 million and deferred the commencement of lease payments until July 1, 2002.

At December 31, 2002, the future minimum mandatory payments due under the Company’s non-cancelable operating lease agreements, excluding the quarterly adjustment rental, are shown below:

		Thousands of
		U.S. dollars
		2002

2003	US$	4,007
2004		4,597
2005		4,597
2006		3,218
2007		3,218
2008		3,251

	US$	22,888

Back to Contents

In January 2001 the Company negotiated supply agreements to obtain a portion of its natural gas supply from PEMEX at a fixed price. The supply agreements are for the period from January 1, 2001 through December 31, 2003. In the event that, the Company purchases in a specific month less than 90% of the mandatory amount and the market price of gas is under US$4 per MMBTU, the Company shall pay PEMEX a penalty determined by multiplying the difference between the 90% of the monthly mandatory amount and the amount actually purchased, by the difference between the price of US$4 per MMBTU and the market price in effect during such month. Under the terms of the agreements the Company is required to purchase 291,732 MMBTU per month through December 31, 2003. During the years ended December 31, 2002 and 2001 the Company purchased 3,506,392 MMBTU and 3,061,415 MMBTU of natural gas under the terms of these agreements.

16.	Segment information

Information on the different segments in which the Company operates (see Note 1) as of and for the years ended December 31, 2002, 2001 and 2000 is shown below:

	2002

						Printing and
		Consumer		Packaging		writing
		products		products		products
		group		group		group		Elimination		Consolidated

Revenues:
External revenues	Ps.	3,794,248	Ps.	2,172,128	Ps.	1,901,017			Ps.	7,867,393
Intersegment revenues		—		305,668		—	Ps.	(305,668)		—

	Ps.	3,794,248	Ps.	2,477,796	Ps.	1,901,017	Ps.	(305,668)	Ps.	7,867,393
Operating income		493,768		234,886		69,336				797,990
Total assets		5,287,116		3,280,266		4,624,158				13,191,540
Depreciation and amortization		182,456		138,960		140,337				461,753
Capital expenditures		250,970		214,995		18,203				484,168

	2001

						Printing and
		Consumer		Packaging		writing
		products		products		products
		group		group		group		Elimination		Consolidated

Revenues:
External revenues	Ps.	3,758,643	Ps.	2,266,003	Ps.	2,027,925			Ps.	8,052,571
Intersegment revenues		—		273,135		—	Ps.	(273,135)		—

	Ps.	3,758,643	Ps.	2,539,138	Ps.	2,027,925	Ps.	(273,135)	Ps.	8,052,571
Operating income		512,861		385,574		75,414				973,849
Total assets		4,951,928		3,744,072		4,522,532				13,218,532
Depreciation and amortization		174,315		131,011		125,810				431,136
Capital expenditures		113,453		190,815		6,707				310,975

Back to Contents
	2000

					Printing and
	Consumer		Packaging		writing
	products		products		products
	group		group		group		Elimination		Consolidated

Revenues:
External revenues	Ps.	3,737,944	Ps.	2,199,239	Ps.	2,378,169			Ps.	8,315,352
Intersegment revenues		—		325,369		26,240	Ps.	(351,609)		—

	Ps.	3,737,944	Ps.	2,524,608	Ps.	2,404,349	Ps.	(351,609)	Ps.	8,315,352

Operating income		561,884		340,444		(71,075)				831,253
Total assets		5,059,965		3,406,210		5,548,700				14,014,875
Depreciation and amortization		172,475		117,651		212,167				502,293
Capital expenditures		80,436		176,634		60,923				317,993

Revenues by customer location for the years ended December 31, 2002, 2001 and 2002 was as follows:

	2002		2001		2000

Mexico	Ps.	7,363,845	Ps.	7,629,233	Ps.	7,846,655
United States		133,415		112,394		217,054
Central America		370,133		310,944		251,643

	Ps.	7,867,393	Ps.	8,052,571	Ps.	8,315,352

17.	Differences between Mexican and United States generally accepted accounting principles ("GAAP").

The Company's consolidated financial statements are prepared in accordance with Mexican GAAP, which differ in certain significant respects from generally accepted accounting principles in the United States ("U.S. GAAP").

The reconciliations to U.S. GAAP do not include the reversal of the adjustments to the financial statements for the effects of inflation required (under Bulletin B-10), “Recognition of the effects of inflation on financial information”), as its application represents a comprehensive measure of the effects of price level changes in the Mexican economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purposes.

Back to Contents

The principal differences between Mexican GAAP and U.S. GAAP as they relate to the Company are discussed below and include a presentation of the effect on the Company's consolidated stockholders' equity and consolidated net income, in thousands of constant Mexican pesos with purchasing power at December 31, 2002. Explanation of the adjustments, which are presented net of any price level gain (loss), is provided below.

Consolidated stockholders' equity and consolidated net income, adjusted for the effect of certain material differences between Mexican GAAP and U.S. GAAP, are as follows:

	December 31,
	2002		2001 (*)

Majority stockholders' equity under Mexican GAAP	Ps.	3,806,015	Ps.	4,192,335

U.S. GAAP adjustments:
Capitalized interest		618,479		615,238
Accumulated depreciation of capitalized interest		(125,149)		(110,871)
Deferred income tax		(177,950)		(174,967)
Deferred employee profit sharing		(610,113)		(672,826)
Negative goodwill		(47,639)		(52,934)
Goodwill		(80,795)		(70,054)
Intangible assets		27,082		—
Inventory valuations		75,214		52,819
Start-up costs		(24,240)		(16,675)
Deferred software costs		(60,732)		(52,473)
Capital lease		(21,861)		—
Derivative financial instruments		(30,600)		—
Minority interest of U.S. GAAP adjustments		83,238		74,095

Stockholders' equity under U.S. GAAP	Ps.	3,430,949	Ps.	3,783,687

(*)	Stockholders´ equity under US GAAP as of December 31, 2001 has been restated from amounts previously reported by Ps. 77,644 due to an error in the method of accounting for acquisitions between companies under common control in 2001.

	Year ended December 31,
	2002		2001		2000

Net (loss) income for majority stockholders
as reported under Mexican GAAP	Ps	(357,180)	Ps.	(60,713)	Ps.	124,429
U.S. GAAP adjustments:
Capitalized of interest		3,241		—		—
Depreciation of capitalized interest		(14,278)		(14,029)		(14,629)
Deferred income tax		(2,983)		12,192		72,844
Deferred employee profit sharing		62,713		233		131,608
Amortization of negative goodwill		5,295		5,293		5,393
Amortization of goodwill		10,965		1,341		1,342
Intangible assets		27,082		—		—
Inventory valuation		22,395		(1,485)		3,523
Deferred software costs		(8,259)		(21,924)		(30,548)
Start-up costs		(7,565)		1,835		(18,510)
Capital lease		(21,861)		—		—
Derivative financial instruments		(30,600)		—		—
Minority interest of U.S. GAAP adjustments		9,143		19,525		12,755

Consolidated net (loss) income under
U.S. GAAP	Ps.	(301,892)	Ps.	(57,732)	Ps.	288,207

Weighted average number of common shares
outstanding		28,499,955		28,507,926		28,482,921

Basic and diluted (loss) income per share
(in Mexican pesos)	Ps.	(10.59)	Ps.	(2.02)	Ps.	10.12

Back to Contents

An analysis of changes in stockholders’ equity under US GAAP is as follows:

	2002		2001		2000

Balance at the beginning of the year	Ps.	3,783,687	Ps.	4,139,074	Ps.	4,089,979
Increase in capital stock		—		—		14,242
Effect of the merger		5,117		—		—
Effect of spin-off		—		(7,417)		—
Net income (loss) for the year		(301,892)		(57,732)		288,207
Amounts paid in excess of net assets acquired
from entities under common control		(21,706)		(77,644)		—
Deficit from holding non-monetary assets
(net of deferred income taxes)		(34,257)		(212,594)		(253,354)

Balance at the end of the year	Ps.	3,430,949	Ps	3,783,687	Ps.	4,139,074

a.	Capitalized interest

Under Mexican GAAP the capitalization of comprehensive financing income (cost) on assets under construction is optional. Under U.S. GAAP, only interest on borrowings may be considered an additional cost of constructed assets to be capitalized in property, plant and equipment and depreciated over the lives of the related assets. The amount of interest capitalized for U.S. GAAP purposes was determined by reference to the Company's average interest cost of outstanding borrowings and qualifying assets under construction. During the year ended December 31, 2002, the Company would have capitalized interest amounting to Ps. 14,339, under US GAAP, compared to Ps. 11,098 under Mexican GAAP.

Back to Contents

b.	Deferred income taxes and employee profit sharing

Income tax, asset tax and employee profit sharing are recorded under Mexican GAAP in accordance with the Mexican accounting Bulletin D-4, explained in Notes 1 and 13.

As explained in Note 1 and 13, the method of accounting for deferred income tax was changed in 2000 with the issuance of Bulletin D-4. “Accounting treatment for Income tax, Asset tax and Employees’ Profit Sharing”. Bulletin D-4 requires that deferred income tax be determined on virtually all temporary differences in balance sheets accounts for financing and tax reporting purposes and that such difference be measured at the enacted income tax rates for the years in which such taxes will be payable or refundable.

Statement of Financial Accounting Standards No. 109 (“SFAS No. 109”) “Accounting for Income Taxes”, requires deferred income tax be determined using the liability method for all temporary differences between financial reporting and tax bases of assets and liabilities and that such difference be measured at the enacted income tax rates for the years in which such taxes will be payable or refundable.

As a result of the adoption of new Bulletin D-4, there are no substantive differences between Mexican accounting principles and SFAS No. 109 in accounting for income taxes.

The Company is required to pay employee profit sharing in accordance with Mexican labor law; in accordance with Bulletin D-4 deferred employee profit sharing is recognized only on temporary differences determined in the current year reconciliation between the net income for financial and for employee profit sharing purposes, provided there is no indication that the related liabilities or assets will not be realized in the future. Deferred employee profit sharing for U.S. GAAP purposes has been determined following the guidelines established by SFAS No. 109.

The income tax effects of significant items comprising the Company’s net deferred tax assets and liabilities under US GAAP are as follows:

	December 31

	2002		2001

Deferred income tax assets:
Tax loss carryforwards	Ps.	(300,251)	Ps.	(202,612)
Asset tax carryforwards		(67,563)		(98,863)
Derivative financial instrument		(10,404)		—
Accrued liabilities		(79,512)		(50,913)

		(457,730)		(352,388)

Deferred income tax liabilities:
Property, plant and equipment		1,820,449		2,033,708
Inventories		333,677		325,051
Intangible assets and other assets		151,693		108,534

		2,305,819		2,467,293

Back to Contents

Net deferred income tax liabilities under:
U.S. GAAP		1,848,089	.	2,114,905
Mexican GAAP		1,670,139		1,939,938

	Ps.	177,950	Ps.	174,967

At December 31, 2002 and 2001, the current and non-current deferred income tax liabilities under US GAAP consisted of the following:

	2002		2001

Current net deferred income tax liabilities	Ps.	254,165	Ps.	274,138
Non-current net deferred income tax liabilities		1,593,924		1,840,767

	Ps.	1,848,089	Ps.	2,114,905

The significant items comprising the Company’s net deferred employee profit sharing liabilities under U.S. GAAP are as follows:

	December 31,

	2002		2001

Deferred employee profit sharing assets:
Derivative financial instrument	Ps	3,060		—
Accrued liabilities		19,650	Ps.	12,632

	Ps.	22,710	Ps.	12,632

Deferred employee profit sharing liabilities:
Inventories		84,537		92,871
Property, plant and equipment		513,581		564,932
Intangible assets and other assets		34,705		27,655

		632,823		685,458

Net deferred employee profit sharing liability under U.S. GAAP	Ps.	610,113	Ps.	672,826

Back to Contents

At December 31, 2002 and 2001, the current and non-current deferred employee profit sharing liabilities under US GAAP consisted of the following:

	December 31,

	2002		2001

Current net deferred employee profit sharing liabilities	Ps.	64,887	Ps.	80,239
Non-current net deferred employee profit sharing liabilities		545,226		592,587

	Ps.	610,113	Ps.	672,826

c.	Negative goodwill

In 1992, the Company acquired all of the shares of CIP, S.A. de C.V. The fair value of acquired assets exceeded the cost of the acquired entity and resulted in the recognition of negative goodwill in the amount of Ps. 100,588, which was taken immediately into income for Mexican GAAP purposes in 1992. For U.S. GAAP purposes, the excess would have been allocated as a pro rata reduction of the fair value of the net assets acquired and would have reduced the associated depreciation expense over the remaining useful life of these assets.

d.	Goodwill and intangible assets

In 1996, the Company acquired all of the shares of its subsidiary Sancela de Costa Rica, S.A.. This acquisition generated goodwill in the amount of Ps. 26,785, which for Mexican GAAP purposes is being amortized over a period of ten years. For US GAAP purposes the goodwill would have been amortized over a period of twenty years.

In 2001 and 2002, the Company acquired interests in companies controlled by its principal shareholders. The excess of cost over the fair value of the net assets acquired or goodwill recorded under Mexican GAAP in connection with these acquisitions amounted to Ps. 77,644 and Ps. 21,706 during the years ended December 31, 2001 and 2002, respectively. For US GAAP purposes these acquisitions would have been accounted for as a combination of entities under common control and recorded at the historical cost of the net assets acquired. Any amount paid in excess of the historical cost would be reflected as an in substance dividend to the stockholders.

In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets, effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the Statements. Other intangible assets will continue to be amortized over their useful lives. The Company adopted Statement 142 as of January 1, 2002 and the adoption of this Statement did not have an impact on the Company´s financial position and results of operations.

Back to Contents

The following table analyzes the changes in goodwill under Mexican and US GAAP for the years ended December 31, 2002.

	Mexican		U.S.
	GAAP		GAAP

Balance at beginning of year	Ps.	122,463	Ps.	52,409
Acquisition		21,706
Amortization		(10,965)

Balance at end of year	Ps.	133,204	Ps.	52,409

The following summarizes the Company's acquired intangible assets at December 31, 2002:

		Gross carrying amount		Accumulated amortization

Amortized intangible assets:
Debt issuance costs	Ps.	142,959	Ps.	94,066
License agreement		25,310		6,490

Unamortized intangible assets:
Brand names		473,904		—

.	Ps.	642,173	Ps.	100,556

For the year ended December 31, 2002, aggregate amortization expense related to acquired intangibles under US GAAP and Mexican GAAP was Ps. 23,694 and Ps. 50,776, respectively.

Estimated future amortization expense related to acquired intangibles for the years ended December 31, 2003, 2004 and 2005, are estimated Ps. 30,649, Ps. 12,673 and Ps. 5,570 respectively.

The “Regio” brand name was purchased on 1997, was deemed to have an indefinite useful life because it is expected to generate cash flows indefinitely. The Company ceased amortization of the cost of the Regio brand name on January 1, 2002. In accordance with SFAS No. 142. In 1997, the Company also paid Ps. 25,310 to acquire a license agreement to use the “Scottis” brand in Mexico for a period of 25 years. The Company is amortizing the cost of the license over the life of the agreement. The debt issuance costs are being amortized over the period of the respective loan agreements.

Back to Contents

The following illustrates the effect of adopting SFAS No. 142 on previously reported net income and earnings per share for the years ended December 31, 2002, 2001 and 2000.

		2002		2001		2000

Previously reported US GAAP net income	Ps.	(301,892)	Ps.	(57,732)	Ps.	288,207
Add back: Goodwill amortization		—		3,302		3,610
Add back: Brand name amortization		—		27,082		27,082

Adjusted net income (loss)	Ps.	(301,892)	Ps.	(27,348)	Ps.	318,899

Basic and diluted earnings (loss) per share:
Previously reported earning per share	Ps.	(10.59)	Ps.	(2.02)	Ps.	10.12
Goodwill amortization		—		0.11		0.13
Brand name amortization		—		0.95		0.95

Adjusted earnings (loss) per share	Ps.	(10.59)	Ps.	(0.96)	Ps.	11.20

e.	Inventory valuation

For the Mexican GAAP purposes the use of direct costing method of value inventory is accepted. The direct costing method, considers only the variable production, costs in the determination of the inventory valuation.

Under U.S. GAAP the valuation of inventory must include all fixed and variable production costs. The following table summarized the difference in the valuation of inventory under Mexican and US GAAP as of December 31, 2002, 2001 and 2000.

		December 31,
		2002		2001		2000

Inventory, net
Mexican GAAP	Ps.	1,026,429	Ps.	945,649	Ps.	1,148,910
US GAAP		1,101,643		998,468		1,203,214

f.	Deferred software costs

Statement of Position 98-1 “Accounting for the Cost of Computer Software Developed or Obtained for Internal Use” issued by the American Institute of Certified Public Accountants, requires that qualifying internal and external costs incurred during the application development stage be capitalized, while costs incurred during the preliminary project stage and post implementation stage/operation stage are to be expensed as incurred.

Back to Contents

Under Mexican GAAP, the Company has deferred costs associated with the preliminary project stage of a new ERP system. During the years ended December 31, 2002, 2001 and 2000 the Company deferred costs totaling Ps. 12,467, Ps. 21,924 and Ps. 30,548, respectively. For US GAAP purposes these deferred costs would have been expensed as incurred.

Net deferred software costs under Mexican and US GAAP at December 31, 2002 and 2001, consisted of the following:

		2002		2001

Deferred software costs-net
Mexican GAAP	Ps.	90,103	Ps.	82,258
US GAAP		29,371		29,785

g.	Costs of start-up activities

During 2000, the Company opened a new facility for the production of corrugated boxes For Mexican GAAP purposes start-up expenses associated with this facility in the amount of Ps. 18,510 were capitalized.

The Company deferred certain start-up expenses associated with the installation of specialized machinery for tissue paper production in 2002 amounting to Ps.9,355.

During the years ended December 31, 2002 and 2001, the Company amortized Ps. 1,790 and Ps.1,835, respectively, relating to these deferred start-up expenses for Mexican GAAP purposes.

Under U.S. GAAP, start-up costs must be expensed as incurred.

h.	Derivative financial instruments

As disclosed in note 7 (e) the Company entered into a cross currency interest rate swap agreement in January 2002 through December 2004. At December 31, 2002 the fair value of this financial instrument was a future obligation of approximately Ps. 30,600. SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities” requires the Company to recognize all derivatives as either assets or liabilities at their fair value. If certain conditions are met a derivative may be specifically designated as a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized future firm commitment, b) a hedge of the exposure to variable cash flows of a forecasted transaction, or c) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available for sale security, or a foreign currency denominated forecasted transaction. If derivates are not designated as hedging instruments gains or losses resulting from changes in the fair value of the derivatives are recorded in the results of operations.

For US GAAP purposes the Company did not meet the conditions specified in SFAS No. 133 to designate the cross currency interest rate swap agreement as a hedge and therefore would record the fair value of the derivate as a liability at December 31, 2002 with a corresponding charge against results of operations for the year ended December 31, 2002 for the change in the fair value of the derivative.

i.	Capital leases

As mentioned in Note 15 the Company entered into agreements with GE Capital CEF México, S.A. de C.V. to lease specialized machinery for tissue paper production. Under Mexican GAAP the lease, which commenced in July 2002 was accounted for as an operating lease and lease payments are being recognized over the term of the lease on a unit production basis. For US GAAP purposes, these lease agreements would be considered capital leases which require that the Company initially record an asset and liability equivalent to the present value of the future minimum lease payments and amortize the asset over the term of the lease. The present value of the minimum future lease payments amounted to US $17.2 million at the beginning of the lease term.

The following table summarizes the significant differences in the balance sheet and income statement components affected by the different method of accounting for the lease agreement under Mexican and US GAAP.

Back to Contents

	US GAAP			Mexican GAAP

At December 31, 2002
Property, plant and equipment, net	Ps.	158,630		—
Deferred lease costs		—	Ps.	24,401
Capital lease obligations		156,090		—
		—		—

	Ps.	2,540	Ps.	24,401

For the year ended December 31, 2002
Depreciation expense	Ps.	12,202		—
Lease expense		—	Ps.	7,629
Monetary gain		(3,610)		—
Interest expense		8,803		—
Exchange loss		12,095		—

	Ps.	29,490	Ps.	7,629

Back to Contents

j.	Operating income

Certain items that are recorded under Mexican GAAP in other expenses, net such as asset write downs, amortization of intangible assets and assets and gains on sales of fixed assets and other materials as well as equity in income of associated companies would be included as part of operating income under US GAAP. Additionally, employee profit sharing expense would be included as part of operating income under US GAAP. The following table summarizes operating income of the Company under US GAAP after giving effect to the previously mentioned reclassifications and the differences between Mexican and US GAAP for the years ended December 31, 2002, 2001 and 2000.

		Year ended December 31,

		2002		2001		2000

Operating income:
Mexican GAAP	Ps.	797,990	Ps.	973,849	Ps.	821,253
US GAAP		557,003		204,067		807,374

k.	Minority interest

Under Mexican GAAP, the minority interest in consolidated subsidiaries is presented as a separate component of stockholders’ equity. For U.S. GAAP purposes, the minority interest is generally presented out of stockholders’ equity.

l.	Additional disclosures about Pensions and other Post-retirement Benefits

The Company has adopted the provisions of SFAS No. 132, “Employers’ Disclosures about Pensions and Other Post-retirement Benefits”.

The change in the seniority premiums and pension benefit obligations for the period was as follows:

	2002			2001

Projected benefits obligations at beginning of year	Ps.	107,107	Ps.	91,967
Change in benefit obligations:
Labor cost		8,601		7,848
Interest cost		4,335		5,228
Amortization		1,635		1,861
Additional liability		(5,774)		6,899
Benefit payments		(3,718)		(7,197)
Other		(2,458)		500

Net increase in benefit obligations		2,621		15,139

Projected benefit obligations at end of year	Ps.	109,728	Ps.	107,107

Back to Contents

m.	Fair value of financial instruments

In accordance with Statement of Financial Accounting Standards No. 107 (SFAS No. 107) “Disclosures about Fair Value of Financial Instruments”, information is provided about the fair value of all financial instruments, The estimated fair value of financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties.

The following methods and assumptions are used to estimate the fair value of financial instruments.

Cash and cash equivalents - The carrying amounts approximate fair value because of the short maturity of such instruments.

Bank loans and long-term debt - The carrying value of the Company’s bank loans short-term debt is deemed to equal fair value. The interest rate on the Company’s short-term debt is in accordance with market rates - The fair value of long-term debt is estimated using discounted cash flow analyses based on current borrowing rates offered to the Company for debt of the same remaining maturities and the market value for the bonds at December 31, 2002 and 2001. The carrying and fair value of long-term debt is provided below:

	December 31,

		2002		2001

Long-term debt, (including current portion):
Carrying value	Ps.	4,534,665	Ps.	3,750,785
Fair value		4,440,786		3,636,233

n.	Additional short-term debt and restricted cash

During 2001, the Company extinguished Ps. 271,380 of debt by creating an irrevocable trust fund and transferring restricted cash to this trust to defease its obligations under a borrowing facility. Under Mexican GAAP the Company removed both the cash and the debt from the balance sheet. SFAS No. 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” states that a liability is considered to have been extinguished only if the debtor pays the creditor and is relieved of its obligations for the liability or if the debtor is legally released from being the primary obligor under the liability, either judicially or by the creditor. Neither of these preconditions had taken place and as such the balance sheet under US GAAP as of December 31, 2001 would reflect an increase to short-term debt of Ps. 271,380 and an increase in restricted cash of Ps. 271,380. The short-term debt had an annual interest rate of 5.76% and matured in due January 2002.

Back to Contents

o.	Impact of recently issued accounting standards

Asset Retirement Obligations:

In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations, which is effective for fiscal years beginning after June 15, 2002. The Statement requires legal obligations associated with the retirement of long-lived assets to be recognized at their fair value at the time that the obligations are incurred. Upon initial recognition of a liability, that cost should be capitalized as part of the related long-lived asset and allocated to expense over the useful life of the asset. The Company adopted Statement 143 on January 1, 2003, and the adoption of this Statement on the Company's financial position or result of operations, is not expected to have a significant impact on the financial position or results of operations.

p.	Cash flow information

Under Mexican GAAP, the Company presents consolidated statements of changes in financial position, as specifies in Bulletin B-12, “Changes in Financial Position” which establishes the rules when the financial statements have been restated in constant pesos in accordance with Bulletin B-10. The changes in the consolidated financial statement balances include in this statement constitute resources provided by and used in operating, financing and investing activities stated in constant pesos (including monetary and foreign exchange gains and losses).

SFAS No. 95 (“SFAS No. 95” ), “ Statement of Cash Flow” , establishes U.S. standards for providing a statement of cash flows in general-purpose financial statements. SFAS No. 95 does not provide guidance with respect to inflation adjusted financial statements. In accordance with Mexican GAAP, the changes in current and long-term debt due to restatement in constant pesos, including the effect of exchange differences, are presented in the statement of changes in financial position in the financing activities section. The Company has adopted the guidance issued by the AICPA SEC Regulations Committee’s International Practices Task Force in its meeting held on November 24, 1998, encouraging foreign registrants that file price level adjusted financial statements to provide cash flow statements that show separately the effects of inflation on cash flow. A consolidated statements of cash flow derived from information prepared in accordance with U.S. GAAP would be as follows:

		Year ended December 31,

		2002		2001		2000

Operating activities:
Net (loss) income under U.S. GAAP	Ps.	(301,892)	Ps.	(57,731)	Ps.	288,206
Items not requiring (providing) the use of resources:
Allowance for doubtful accounts		8,981		5,651		5,503
Depreciation and amortization		483,500		445,165		502,049
Equity in income of associated companies		40,350		27,307		—
Asset write-down		194,534		535,899		—
Provision for labor obligations		14,571		14,938		13,411
Amortization of excess of cost of shares of
subsidiaries over book value		—		(1,340)		(1,338)
Deferred income tax		(248,335)		(12,194)		147,468
Deferred employee profit sharing		(62,713)		233		(123,805)
Goodwill		—		(5,293)		(5,296)
Derivative financial instruments		30,600		—		—
Result from monetary position		(236,844)		(189,939)		(402,053)
Unrealized foreign exchange (gain) loss		477,440		(196,172)		104,925

		400,192		566,524		529,070

Trade receivables		(13,981)		300,301		(192,481)
Inventories		(157,018)		(88,500)		(69,148)
Related parties		(87,301)		(59,837)		1,592
Prepaid expenses		32,135		(118,651)		(63,186)
Suppliers		197,052		94,734		72,927
Other accounts receivable and payable, net		334,556		97,685		85,772
Income tax, asset tax and employee profit sharing		(6,394)		21,461		(54,756)

Net cash provided by operating activities		699,241		813,717		309,790

Financing activities:
Short-term bank loans		(522,320)		367,645		(459,447)
Repurchase of bonds		(70,598)		—		—
Proceeds from borrowings from bank loans and
issuance of long-term debt		1,755,182		628,883		1,162,613
Restricted cash		—		(271,381)		—
Capital lease obligations		163,068		—		—
Payments of capital lease obligations		(22,860)		—		—
Payments of long-term debt		(1,182,287)		(938,404)		(761,743)
Minority interest		(82,829)		43,766		(13,595)
Related parties		(109,261)		87,093		(210,882)
Effect of spin-off		—		(7,307)		—
Effect of merger		4,983		—		—

Net cash provided by (used) in financing activities		(66,922)		(89,705)		(283,054)

Investing activities:
Property, plant and equipment, net		(473,131)		(296,946)		(303,364)
Assets acquired under capital leases		(170,832)		—		—
Pay in excess of the historical cost in a combination of
entities under common control		(21,706)		(77,644)		—
Other investments		(43,465)		(116,647)		(51,640)

Net cash used in investing activities		(709,134)	(491,237)			(355,004)

Effect of inflation accounting		(64,806)		(41,395)		320,193
Decrease in cash and cash equivalents		(141,621)		191,380		(8,075)

Cash and cash equivalents at the beginning of year		229,895		38,515		46,590

Cash and cash equivalents at the end of year	Ps.	88,274	Ps.	229,895	Ps.	38,515

Supplemental cash flow disclosures:
Interest paid	Ps.	502,846	Ps.	645,006	Ps.	686,686

Income taxes paid	Ps.	48,268	Ps.	35,681	Ps.	51,166